Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-216764

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders of B. Riley Financial, Inc. and FBR & Co.,

B. Riley Financial, Inc., which we refer to as B. Riley, FBR & Co., which we refer to as FBR, and BRC Merger Sub, LLC, which we refer to as merger sub, have entered into a definitive merger agreement, which, as amended, modified or otherwise supplemented, we refer to as the merger agreement, that provides for the combination of B. Riley and FBR. Under the merger agreement, FBR will merge with and into merger sub, with merger sub continuing as the surviving company, which we refer to as the merger. Before we complete the merger, the stockholders of B. Riley must approve the issuance of common shares of B. Riley, par value $0.0001 per share, which we refer to as B. Riley common shares, and the shareholders of FBR must approve the merger agreement. B. Riley stockholders will vote to approve the issuance of B. Riley common shares and approve related matters, as well as to approve the other matters to be considered at the annual meeting as described in this joint proxy statement/prospectus at their annual meeting of stockholders, which we refer to as the B. Riley annual meeting. FBR shareholders will vote to approve the merger agreement and approve related matters as described in this joint proxy statement/prospectus at their special meeting of shareholders, which we refer to as the FBR special meeting.

If the merger is completed, each common share of FBR, par value $0.001 per share, which we refer to as FBR common shares, excluding certain specified shares, will be converted into and become exchangeable for 0.671 of a B. Riley common share, with cash paid in lieu of fractional B. Riley common shares, which we refer to as the merger consideration. Although the number of B. Riley common shares is fixed, the market value of the merger consideration will fluctuate with the market price of B. Riley common shares. B. Riley common shares and FBR common shares are traded on the NASDAQ Stock Market, which we refer to as Nasdaq, under the trading symbol “RILY” and “FBRC,” respectively. Based on the closing price of B. Riley common shares on February 17, 2017, the last trading day before the public announcement of the signing of the merger agreement, the value of the per share merger consideration payable to holders of FBR common shares was $11.78. Based on the closing price of B. Riley common shares on April 27, 2017 of $15.00, the merger consideration represented approximately $71.45 million in value for FBR common shares. We urge you to obtain current market quotations for B. Riley and FBR.

Prior to the closing, the FBR board of directors intends to declare and cause FBR to pay a cash dividend, which we refer to as the pre-closing dividend. As of the date hereof, FBR expects the pre-closing dividend on a per share basis to be in a range of $7.50 to $8.00. See “The Merger Agreement—Pre-Closing Dividend” in the attached joint proxy statement/prospectus. We expect the merger to be tax-free for FBR shareholders. The preceding sentence does not apply to the pre-closing dividend, which will be taxed in the manner described in “Material U.S. Federal Income Tax Consequences of the Merger” in the attached joint proxy statement/prospectus. After completion of the merger, based on the issued and outstanding B. Riley common shares as of the close of business on the record date and the 4,877,147 B. Riley common shares expected to be issued to FBR shareholders, FBR shareholders would own approximately 19.9% of the B. Riley common shares (not taking into account any B. Riley common shares they may already own).

Your vote is very important, regardless of the number of shares you own. The merger cannot be completed unless:

•	The affirmative vote of a majority of the votes entitled to be cast on the approval of the merger agreement at the FBR special meeting at which a quorum is present vote to approve the merger agreement. A failure to vote or an abstention will have the same effect as a vote against the approval of the merger agreement.

•	The affirmative vote of a majority of the total votes cast at the B. Riley annual meeting at which a quorum is present vote to approve the issuance of B. Riley common shares in connection with the merger agreement. A failure to vote or an abstention will have no effect on the approval of the issuance of B. Riley common shares in connection with the merger agreement, assuming a quorum.

The B. Riley annual meeting will be held at the offices of B. Riley’s subsidiary, B. Riley & Co., LLC, located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025, at 8:00 a.m., Pacific Time, on June 1, 2017. The FBR special meeting will be held at 1300 North Seventeenth Street, First Floor, Arlington, Virginia 22209, at 9:00 a.m., Eastern Time, on June 1, 2017.

Even if you plan to attend the FBR special meeting or the B. Riley annual meeting in person, FBR and B. Riley request that you complete, sign, date and return, as promptly as possible, the enclosed proxy or voting instruction card in the accompanying prepaid reply envelope or submit your proxy by telephone or the Internet prior to the FBR special meeting or the B. Riley annual meeting, as applicable, to ensure that your FBR common shares or B. Riley common shares, as applicable, will be represented at such special meeting if you are unable to attend. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

The B. Riley board of directors has determined that the combination of B. Riley and FBR is in the best interests of B. Riley and its stockholders based upon its analysis, investigation and deliberation, and the B. Riley board of directors recommends that B. Riley stockholders vote “FOR” the issuance of B. Riley common shares as set forth in the merger agreement, “FOR” the approval of adjournments of the B. Riley annual meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the B. Riley share issuance proposal and “FOR” the other matters to be considered at the B. Riley annual meeting.

The FBR board of directors has determined that the combination of FBR and B. Riley is in the best interests of FBR and its shareholders based upon its analysis, investigation and deliberation, and the FBR board of directors recommends that the FBR shareholders vote “FOR” the approval of the merger agreement, “FOR” the approval of the compensation of FBR’s named executive officers that is based on or otherwise relates to the merger and “FOR” the approval of adjournments of the FBR special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the FBR merger proposal.

You should read this entire joint proxy statement/prospectus, including the appendices and the documents incorporated by reference into the document, carefully because it contains important information about the B. Riley annual meeting, the FBR special meeting and the merger and the related transactions. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 31 for a discussion of the risks you should consider in evaluating the proposed merger and how they will affect you.

Sincerely,

Bryant R. Riley Chairman and Chief Executive Officer	Richard J. Hendrix Chairman and Chief Executive Officer
B. Riley Financial, Inc.	FBR & Co.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this joint proxy statement/prospectus or the B. Riley common shares to be issued in the merger, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated May 1, 2017, and is first being mailed to the stockholders of B. Riley and the shareholders of FBR on or about May 2, 2017.

B. RILEY FINANCIAL, INC.

21255 BURBANK BOULEVARD, SUITE 400

WOODLAND HILLS, CALIFORNIA 91367

(818) 884-3737

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 1, 2017

To the Stockholders of B. Riley Financial, Inc.:

Notice is hereby given that the annual meeting of stockholders of B. Riley Financial, Inc., which we refer to as B. Riley, will be held at the offices of B. Riley’s subsidiary, B. Riley & Co., LLC, located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025, at 8:00 a.m., Pacific Time, on June 1, 2017, which we refer to as the B. Riley annual meeting, for the following purposes:

•	to approve the issuance of common shares, par value $0.0001 per share, of B. Riley pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of March 15, 2017, and effective as of February 17, 2017 (as amended, modified or otherwise supplemented), by and among FBR & Co., B. Riley and BRC Merger Sub, LLC, which we refer to as merger sub, pursuant to which FBR will merge with and into merger sub, as more fully described in the attached joint proxy statement/prospectus, which we refer to as the B. Riley share issuance proposal;

•	to approve one or more adjournments of the B. Riley annual meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the B. Riley share issuance proposal, which we refer to as the B. Riley adjournment proposal;

•	to elect seven (7) directors to hold office for a one-year term to expire at B. Riley’s 2018 Annual Meeting of the Stockholders or until their successors are elected and duly qualified, which we refer to as the election of the B. Riley directors;

•	to ratify the selection of Marcum, LLP as B. Riley’s independent registered public accounting firm for the fiscal year ending December 31, 2017, which we refer to as the B. Riley accounting firm ratification proposal; and

•	to transact such other business as may properly come before the B. Riley annual meeting or any adjournment or postponement thereof.

The approval by B. Riley’s stockholders of the B. Riley share issuance proposal is required for the completion of the merger described in the attached joint proxy statement/prospectus. The approval of the other matters to be voted on at the B. Riley annual meeting is not required for the completion of the merger, and the outcome of the vote on such other matters will have no effect on the merger.

All stockholders are invited to attend the B. Riley annual meeting. Only those stockholders of record at the close of business on April 27, 2017, will be entitled to notice of the B. Riley annual meeting and to vote at the B. Riley annual meeting and any adjournment or postponement thereof. You must present your proxy or voter information card or meeting notice for admission.

Please refer to the attached joint proxy statement/prospectus with respect to the business to be transacted at the B. Riley annual meeting.

Your vote is very important. To ensure your representation at the B. Riley annual meeting, please complete, sign, date and return, as promptly as possible, the enclosed proxy card or voting instruction card in the accompanying prepaid reply envelope or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the B. Riley annual meeting. Submitting a proxy now will not prevent you from being able to vote in person at the B. Riley annual meeting.

The B. Riley board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the B. Riley share issuance proposal, “FOR” the B. Riley adjournment proposal, “FOR” the election of the B. Riley directors and “FOR” the B. Riley accounting firm ratification proposal.

BY ORDER OF THE BOARD OF DIRECTORS

Bryant R. Riley
Chairman and Chief Executive Officer

Woodland Hills, California

May 1, 2017

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2017 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 1, 2017

Copies of the attached joint proxy statement/prospectus and B. Riley’s 2016 Annual Report to stockholders are available online at: http://www.viewproxy.com/brileyfin/2017/.

FBR & CO.

1300 NORTH SEVENTEENTH STREET

ARLINGTON, VIRGINIA 22209

(703) 312-9500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 1, 2017

To the Shareholders of FBR & Co.:

Notice is hereby given that a special meeting of shareholders of FBR & Co., which we refer to as FBR, will be held at 1300 North Seventeenth Street, First Floor, Arlington, Virginia 22209, at 9:00 a.m., Eastern Time, on June 1, 2017, which we refer to as the FBR special meeting, for the following purposes:

•	to approve the Amended and Restated Agreement and Plan of Merger, dated as of March 15, 2017, and effective as of February 17, 2017 (as amended, modified or otherwise supplemented), by and among FBR, B. Riley Financial, Inc. and BRC Merger Sub, LLC, which we refer to as merger sub, pursuant to which FBR will merge with and into merger sub, which we refer to as the merger, as more fully described in the attached joint proxy statement/prospectus, which we refer to as the FBR merger proposal;

•	to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to FBR’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, as discussed under the section entitled “The Merger—Interests of FBR’s Directors and Executive Officers in the Merger” in the attached joint proxy statement/prospectus, which we refer to as the merger-related named executive officer compensation proposal; and

•	to approve one or more adjournments of the FBR special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the FBR merger proposal, which we refer to as the FBR adjournment proposal.

FBR will transact no other business at the FBR special meeting, except for business properly brought before the FBR special meeting or any adjournment or postponement of such meeting.

The approval by FBR’s shareholders of the FBR merger proposal is required for the completion of the merger described in the attached joint proxy statement/prospectus. Approval of the advisory (non-binding) proposal with respect to the compensation that may be paid or become payable to FBR’s named executive officers in connection with the merger is not a condition to completion of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the merger proposal.

All shareholders are invited to attend the FBR special meeting. Only those shareholders of record at the close of business on April 27, 2017, will be entitled to notice of the FBR special meeting and to vote at the FBR special meeting.

Please refer to the attached joint proxy statement/prospectus with respect to the business to be transacted at the FBR special meeting.

Your vote is very important. To ensure your representation at the FBR special meeting, please complete, sign, date and return, as promptly as possible, the enclosed proxy card or voting instruction card in the accompanying prepaid reply envelope or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the FBR special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the FBR special meeting.

The FBR board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the FBR merger proposal, “FOR” the merger-related named executive officer compensation proposal and “FOR” the FBR adjournment proposal.

BY ORDER OF THE BOARD OF DIRECTORS

Gavin A. Beske
Senior Vice President, General Counsel and Corporate Secretary

Arlington, Virginia

May 1, 2017

WHERE YOU CAN FIND MORE INFORMATION

Both B. Riley Financial, Inc., which we refer to as B. Riley, and FBR & Co., which we refer to as FBR, file annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any materials that either B. Riley or FBR files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, B. Riley and FBR file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You can also obtain, free of charge, documents that B. Riley files with the SEC at www.brileyfin.com under the tab “Investor Relations” or documents that FBR files with the SEC at www.fbr.com under the tab “Investor Relations.” The information provided on the B. Riley and FBR websites is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Paper or email copies of the documents that B. Riley or FBR files with the SEC can also be obtained, free of charge, by either directing a written request to B. Riley Financial, Inc., Attention: Corporate Secretary, 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367, calling 800-85-GREAT (800-854-7328) or emailing ir@brileyfin.com; or by directing a written request to FBR & Co., Attention: Corporate Secretary, 1300 North Seventeenth Street, Arlington, Virginia 22209, calling FBR’s proxy solicitor, D.F. King & Co., at (866) 620-0678 or emailing fbrir@fbr.com.

B. Riley has filed a registration statement on Form S-4 to register with the SEC the B. Riley common shares as specified therein. This joint proxy statement/prospectus is a part of that registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the addresses set forth below. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to, or incorporated by reference into, the registration statement. This joint proxy statement/prospectus incorporates important business and financial information about B. Riley and FBR that is not included in or delivered with this joint proxy statement/prospectus, including incorporating by reference documents that B. Riley and FBR have previously filed with the SEC. These documents contain important information about the companies and their financial condition. See “Documents Incorporated by Reference.” These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below:

B. Riley Financial, Inc. 21255 Burbank Boulevard, Suite 400 Woodland Hills, California 91367 Attention: Corporate Secretary Telephone: (818) 884-3737	FBR & Co. 1300 North Seventeenth Street Arlington, Virginia 22209 Attention: Corporate Secretary Telephone: (703) 312-9500

To obtain timely delivery of these documents, you must request the information no later than May 24, 2017, in order to receive them before the annual meeting of B. Riley stockholders, which we refer to as the B. Riley annual meeting, and the special meeting of FBR shareholders, which we refer to as the FBR special meeting.

B. Riley common shares, par value $0.0001 per share, which we refer to as B. Riley common shares, are traded on the NASDAQ Stock Market, which we refer to as Nasdaq, under the symbol “RILY,” and FBR common shares, par value $0.001 per share, which we refer to as FBR common shares, are traded on Nasdaq under the symbol “FBRC.”

THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE YOUR FBR COMMON SHARES OR B. RILEY COMMON SHARES, AS APPLICABLE, AT THE FBR SPECIAL MEETING OR THE B. RILEY ANNUAL MEETING. B. RILEY AND FBR HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED MAY 1, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

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Appendix A	Amended and Restated Agreement and Plan of Merger, dated as of March 15, 2017, and effective as of February 17, 2017, by and among FBR & Co., B. Riley Financial, Inc. and BRC Merger Sub, LLC.

Appendix B	Form of Voting Agreement, dated as of February 17, 2017, by and between B. Riley Financial, Inc., and certain shareholders of FBR & Co.

Appendix C	Form of Voting Agreement, dated as of February 17, 2017, by and between FBR & Co. and certain stockholders of B. Riley Financial, Inc.

Appendix D	Opinion of Berkshire Capital Securities LLC.

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QUESTIONS AND ANSWERS

The following questions and answers are intended to briefly address some commonly asked questions about the merger and the respective shareholder meetings. They may not address all questions or include all the information that is important to the shareholders of B. Riley or FBR. Shareholders of B. Riley and FBR should each carefully read this entire joint proxy statement/prospectus, including the appendices and other documents referred to in or incorporated by reference in this joint proxy statement/prospectus.

Q:	What is the merger?

A:	B. Riley, FBR and BRC Merger Sub, LLC, which we refer to as merger sub, have entered into an agreement and plan of merger, which, as amended, modified or otherwise supplemented, we refer to as the merger agreement, pursuant to which, subject to the terms and conditions of the merger agreement, FBR will merge with and into merger sub, with merger sub continuing as the surviving company, which we refer to as the merger. A copy of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus. In order to complete the merger, B. Riley needs the approval of its stockholders as to the issuance of B. Riley common shares in the merger and FBR needs the approval of its shareholders of the merger agreement.

Q:	Why am I receiving these materials?

A:	Each of B. Riley and FBR is sending these materials to its shareholders to help them decide how to vote their shares of B. Riley and FBR with respect to the proposed merger and other matters to be considered at the respective meetings, described below.

The merger cannot be completed unless the holders of B. Riley common shares, which we refer to as the B. Riley stockholders, approve the issuance of B. Riley common shares in the merger, and the holders of FBR common shares, which we refer to as the FBR shareholders, approve the merger agreement. FBR is holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. After the announcement of the merger, B. Riley made the decision to combine the annual meeting with the meeting necessary to approve the issuance of B. Riley common shares in connection with the merger. This is intended to reduce costs and create efficiencies by having only one meeting, where both the merger and the customary annual meeting matters will be presented. Accordingly, at the B. Riley annual meeting, in addition to the merger-related proposals described in this document, the B. Riley stockholders will be asked to, among other items, elect members of the B. Riley board of directors and ratify the selection of B. Riley’s accountants.

Information about the FBR special meeting, the B. Riley annual meeting and the merger is contained in this joint proxy statement/prospectus.

This joint proxy statement/prospectus constitutes both a joint proxy statement of B. Riley and FBR and a prospectus of B. Riley. It is a joint proxy statement because each of the B. Riley board of directors and the FBR board of directors is soliciting proxies from their respective shareholders. It is a prospectus because B. Riley will issue B. Riley common shares in exchange for FBR common shares in the merger.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the B. Riley annual meeting and the FBR special meeting and important information to consider in connection with an investment in B. Riley common shares. You should read it carefully and in its entirety. The enclosed materials allow you to have your common shares voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will FBR shareholders receive in the merger?

A:	If the merger is consummated, each FBR common share owned by an FBR shareholder will be converted into and become exchangeable for 0.671 of a B. Riley common share. For each fractional B. Riley common share that would otherwise be issued, B. Riley will pay cash in an amount equal to the fraction of a B. Riley common share (rounded to the nearest thousandth when expressed in decimal form) which the FBR shareholder would otherwise be entitled to receive multiplied by the average of the per share closing prices of B. Riley common shares on Nasdaq (as reported in The Wall Street Journal (Northeast edition) or, if not reported thereby, another authoritative source) for 20 full trading days ending on the fifth business day prior to the closing, which shall take place on the first business day, which we refer to as the closing date, after the satisfaction or waiver of all the closing conditions (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions), unless otherwise mutually agreed upon in writing by B. Riley and FBR.

In addition, pursuant to the merger agreement, prior to the closing, the FBR board of directors intends to declare and cause FBR to pay a cash dividend, which we refer to as the pre-closing dividend. See “Questions and Answers—What is the Pre-Closing Dividend?” As of the date of this joint proxy statement/prospectus, FBR expects the pre-closing dividend on a per share basis to be in a range of $7.50 to $8.00.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:	Yes. Although the number of B. Riley common shares that FBR shareholders will receive in the merger is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value of B. Riley common shares. Any fluctuation in the market price of B. Riley common shares after the date of this joint proxy statement/prospectus will change the value of the B. Riley common shares that FBR shareholders will receive.

Q:	What is the pre-closing dividend?

A:	Pursuant to the merger agreement, the FBR board of directors intends to declare and cause FBR to pay a pre-closing cash dividend to FBR shareholders, as long as certain conditions are met, including, among others, that after the pre-closing dividend has been made FBR would have at least $33,500,000 in cash and cash equivalents and certain financial instruments (subject to certain adjustments), plus any amounts necessary to pay any accrued transaction expenses, which we refer to as the minimum cash and financial instrument amount. If FBR will have at least the minimum cash and financial instrument amount after giving effect to the pre-closing dividend, the available funds will be paid as a dividend to FBR shareholders in an amount per share of up to and including $8.50. In addition, if there are excess available funds, a part of the excess available funds may be paid as part of the pre-closing dividend. See “The Merger Agreement—Pre-Closing Dividend.”

In addition, although pursuant to the merger agreement the FBR board of directors intends to declare and cause FBR to pay a pre-closing cash dividend to FBR shareholders as long as certain conditions are met, including, among others, that after the pre-closing dividend has been made FBR would have at least the minimum cash and financial instrument amount, there is no assurance that the FBR board of directors will be permitted to pay the pre-closing dividend under the terms of the merger agreement or applicable law. In addition, there is no assurance that there will be available funds sufficient to provide for a pre-closing dividend of $8.50 per share or a higher per share amount, if any, and even if a pre-closing dividend is paid it may be significantly less than $8.50 per share. See “The Merger Agreement—Pre-Closing Dividend.”

FBR will provide its shareholders with an update regarding the amount of the pre-closing dividend prior to the FBR special meeting.

Q:	What happens to FBR equity awards in the merger?

A:	FBR Options. At the effective time, each outstanding option to acquire FBR common shares, which we refer to as an FBR option, will be cancelled and converted into a number of B. Riley common shares having a value equal to the value of an FBR common share prior to the payment of the pre-closing dividend, which we refer to as the final pre-dividend price, less the applicable exercise price and subject to rounding. Any option that has an exercise price that is greater than or equal to the final pre-dividend price will be cancelled for no consideration.

FBR Restricted Stock Awards. At the effective time, each outstanding share of restricted stock of FBR will be converted into (i) a number of restricted B. Riley common shares equal to the exchange ratio of 0.671 (rounded to the nearest whole number) and (ii) the right to receive a cash payment in respect of the pre-closing dividend. After the effective time, the restricted B. Riley common shares and the right to receive a cash payment in respect of the pre-closing dividend will continue to be governed by the same terms and conditions (including vesting terms with respect to employees) as applied to the applicable share of FBR restricted stock immediately prior to the effective time. The FBR restricted stock held by FBR’s non-employee directors will vest as of immediately prior to the effective time and be treated like FBR common shares generally.

FBR RSUs. At the effective time, each outstanding restricted stock unit of FBR, which we refer to as an FBR RSU, whether vested or unvested, will be converted into (i) a restricted stock unit denominated in B. Riley common shares, which we refer to as a B. Riley stock-based RSU, covering a number of B. Riley common shares equal to the product (rounded to the nearest whole number) of the exchange ratio of 0.671 and the number of FBR common shares subject to such FBR RSU immediately prior to the effective time and (ii) the right to receive a cash payment in respect of the pre-closing dividend. After the effective time, the B. Riley stock-based RSU and the right to receive a cash payment in respect of the pre-closing dividend will continue to be governed by the same terms and conditions (including vesting conditions with respect to employees) as applied to the applicable FBR RSU immediately prior to the effective time. The FBR RSUs held by FBR’s non-employee directors will vest as of immediately prior to the effective time and be settled following the effective time consistent with the terms of the award.

FBR PSUs. At the effective time, each outstanding performance stock unit of FBR, which we refer to as an FBR PSU, whether vested or unvested, will be converted into (i) a B. Riley stock-based RSU covering a number of B. Riley common shares equal to the product (rounded to the nearest whole number) of the exchange ratio of 0.671 and the number of FBR common shares subject to the FBR PSU based on the greater of (x) the number of FBR common shares that would be earned based on actual performance for the most recently completed fiscal quarter prior to the effective time, as reasonably determined by the compensation committee of the FBR board of directors and (y) the level of achievement resulting in 50% of the number of FBR common shares being earned, and (ii) the right to receive a cash payment in respect of the pre-closing dividend. After the effective time, the B. Riley stock-based RSU and the right to receive a cash payment in respect of the pre-closing dividend will continue to be governed by the same terms and conditions (excluding performance-based vesting conditions, but including time-based vesting conditions) as applied to the applicable FBR PSU immediately prior to the effective time.

FBR Investor Options. At the effective time, each outstanding option to acquire FBR common shares granted under the Stock Option Agreement, dated as of June 5, 2013, by and between FBR and the investor that is a party thereto, which we refer to as the FBR investor option, whether vested or unvested, will cease to represent an option to purchase FBR common shares and will be converted into an option, which we refer to as a B. Riley option, to purchase B. Riley common shares, with the number of B. Riley common shares and exercise price equitably adjusted to reflect the pre-closing dividend and the B. Riley common shares to be issued in the merger. After the effective time, the FBR investor options will continue to be governed by the same terms and conditions as applied to the applicable FBR investor option immediately prior to the effective time.

See “The Merger Agreement—Treatment of FBR Equity Awards.”

Q:	When do you expect to complete the merger?

A:	Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to the Merger,” FBR and B. Riley currently expect that the merger will occur in the second quarter of 2017. However, there can be no assurance as to when or if the merger will occur.

Q:	Who is entitled to vote?

A:	B. Riley Annual Meeting. B. Riley stockholders of record at the close of business on April 27, 2017, which is the date that the B. Riley board of directors has fixed as the record date for the B. Riley annual meeting, are entitled to vote at the B. Riley annual meeting.

FBR Special Meeting. FBR shareholders of record at the close of business on April 27, 2017, which is the date that the FBR board of directors has fixed as the record date for the FBR special meeting, are entitled to vote at the FBR special meeting.

Q:	What constitutes a quorum?

A:	B. Riley Annual Meeting. The representation (in person or by proxy) of holders of at least a majority in voting power of all issued and outstanding B. Riley common shares entitled to vote at the B. Riley annual meeting constitutes a quorum for action at the B. Riley annual meeting. All B. Riley common shares present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the B. Riley annual meeting.

FBR Special Meeting. The representation (in person or by proxy) of holders of at least a majority in voting power of all issued and outstanding FBR common shares entitled to vote at the FBR special meeting constitutes a quorum for action at the FBR special meeting. All FBR common shares present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the FBR special meeting.

Q:	What am I being asked to vote on?

A:	B. Riley Annual Meeting. B. Riley stockholders are being asked to vote on the following proposals:

•	Approval of the Issuance of Common Shares. To approve the issuance of B. Riley common shares in the merger, which we refer to as the B. Riley share issuance proposal.

•	Adjournment of Meeting. To approve one or more adjournments of the B. Riley annual meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the B. Riley share issuance proposal, which we refer to as the B. Riley adjournment proposal.

•	Election of Directors. To elect seven (7) directors to hold office for a one-year term to expire at B. Riley’s 2018 Annual Meeting of the Stockholders or until their successors are elected and duly qualified, which we refer to as the election of the B. Riley directors.

•	Ratification of Accounting Firm. To ratify the selection of Marcum, LLP as B. Riley’s independent registered public accounting firm for the fiscal year ending December 31, 2017, which we refer to as the B. Riley accounting firm ratification proposal.

FBR Special Meeting. FBR shareholders are being asked to vote on the following proposals:

•	Approval of the Merger Agreement. To approve the merger agreement, which we refer to as the FBR merger proposal.

•	Non-Binding Approval of Certain Compensation. To approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to FBR’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, which we refer to as the merger-related named executive officer compensation proposal.

•	Adjournment of Meeting. To approve one or more adjournments of the FBR special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the FBR merger proposal, which we refer to as the FBR adjournment proposal.

Q:	What vote is required to approve each proposal to be considered at the B. Riley annual meeting?

A:	The B. Riley Share Issuance Proposal. The affirmative vote of holders of a majority of the outstanding B. Riley common shares present in person or represented by proxy and entitled to vote on the B. Riley share issuance proposal at the B. Riley annual meeting at which a quorum is present is required to approve the B. Riley share issuance proposal.

The B. Riley Adjournment Proposal. The affirmative vote of holders of a majority of the outstanding B. Riley common shares present in person or represented by proxy at the B. Riley annual meeting and entitled to vote at the B. Riley annual meeting, whether or not a quorum is present, is required to approve the B. Riley adjournment proposal.

The Election of the B. Riley Directors. The affirmative vote of a plurality of the votes cast in favor of each director at the B. Riley annual meeting at which a quorum is present is required to approve the election of each such director.

The B. Riley Accounting Firm Ratification Proposal. The affirmative vote of holders of a majority of the outstanding B. Riley common shares present in person or represented by proxy and entitled to vote on the B. Riley accounting firm ratification proposal at the B. Riley annual meeting at which a quorum is present is required to approve the B. Riley accounting firm ratification proposal.

Q:	What vote is required to approve each proposal to be considered at the FBR special meeting?

A:	The FBR Merger Proposal. The affirmative vote of a majority of the votes entitled to be cast on the FBR merger proposal is required to approve the FBR merger proposal at the FBR special meeting at which a quorum is present.

The Merger-Related Named Executive Officer Compensation Proposal. The vote to approve, on an advisory basis, the merger-related named executive officer compensation proposal is not binding on B. Riley, FBR, the FBR board of directors or the compensation committee of the FBR board of directors. The vote to approve, on an advisory basis, merger-related named executive officer compensation will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal at the FBR special meeting at which a quorum is present.

The FBR Adjournment Proposal. The affirmative vote of holders of a majority of the FBR common shares represented at the FBR special meeting, whether or not a quorum is present, is required to approve the FBR adjournment proposal.

Q:	What will happen if FBR’s shareholders do not approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation proposal?

A:	The vote on the merger-related named executive officer compensation proposal is a vote separate and apart from the vote to approve the merger agreement. FBR shareholders may vote for this proposal and against the merger proposal, or vice versa. FBR shareholders also may abstain from this proposal and vote on the merger proposal, or vice versa. The vote to approve, on an advisory basis, the merger-related named executive officer compensation proposal is not binding on B. Riley, FBR, the FBR board of directors or the compensation committee of the FBR board of directors. The merger-related named executive officer compensation to be paid in connection with the merger is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect the obligation to make these payments.

Q:	Are there any voting agreements with existing shareholders?

A:	Yes. In connection with entering into the merger agreement, B. Riley entered into voting agreements, which we refer to as the B. Riley voting agreements, with the directors and executive officers of FBR, the form of which is attached as Appendix B, in which they have agreed to vote all FBR common shares that they own and have the power to vote in favor of the FBR merger proposal and any other matter that is required to be approved by the shareholders of FBR to facilitate the transactions contemplated by the merger agreement. As of the close of business on the record date, these shareholders beneficially owned, in the aggregate, 1,191,902 FBR common shares, allowing them to exercise approximately 14.8% of the voting power of FBR common shares. Also in connection with entering into the merger agreement, FBR entered into voting agreements, which we refer to as the FBR voting agreements, with the directors and executive officers of B. Riley, the form of which is attached as Appendix C, in which they have agreed to vote all B. Riley common shares that they own and have the power to vote in favor of the B. Riley share issuance proposal and any other matter that is required to be approved by the stockholders of B. Riley to facilitate the transactions contemplated by the merger agreement. As of the close of business on the record date, these stockholders beneficially owned, in the aggregate, 5,432,500 B. Riley common shares, allowing them to exercise approximately 27.9% of the voting power of B. Riley common shares.

Q:	How does the B. Riley board of directors recommend that I vote?

A:	The B. Riley board of directors recommends that B. Riley stockholders vote “FOR” the proposals described in this joint proxy statement/prospectus.

Q:	How does the FBR board of directors recommend that I vote?

A:	The FBR board of directors recommends that FBR shareholders vote “FOR” the proposals described in this joint proxy statement/prospectus.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote by telephone or on the Internet, or complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares will be represented at the B. Riley annual meeting or FBR special meeting, as applicable.

Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Q:	What do I do if I receive more than one joint proxy statement/prospectus or set of voting instructions?

A:	If you hold shares of B. Riley and/or FBR directly as a record holder and also in “street name,” or otherwise through a nominee, you may receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the B. Riley annual meeting and/or the FBR special meeting. These should each be voted or returned separately to ensure that all of your shares are voted.

Q:	How do I vote?

A:	If you are a stockholder of record of B. Riley as of the record date for the B. Riley annual meeting or a shareholder of record of FBR as of the FBR record date for the FBR special meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing the enclosed proxy card and returning it in the postage-paid envelope provided.

You may also cast your vote in person at your respective company’s meeting. Requests for directions to the B. Riley annual meeting should be directed to B. Riley’s Corporate Secretary at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367, Telephone No. (818) 884-3737. Requests for directions to the FBR special meeting should be directed to FBR’s Corporate Secretary at c/o FBR & Co., 1300 North Seventeenth Street, Suite 1400, Arlington, Virginia 22209.

If your shares are held in “street name” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Holders in “street name” who wish to vote in person at the applicable meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	When and where is the B. Riley annual meeting and the FBR special meeting?

A:	The B. Riley annual meeting will be held at the offices of B. Riley’s subsidiary, B. Riley & Co., LLC, located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025, at 8:00 a.m., Pacific Time, on June 1, 2017. All stockholders of B. Riley as of the B. Riley record date, or their duly appointed proxies, may attend the B. Riley annual meeting.

The FBR special meeting will be held at 1300 North Seventeenth Street, First Floor, Arlington, Virginia 22209, at 9:00 a.m., Eastern Time, on June 1, 2017. All shareholders of FBR as of the FBR record date, or their duly appointed proxies, may attend the FBR special meeting.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker or nominee vote my shares for me?

A:	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to B. Riley or FBR or by voting in person at your meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Brokers, banks or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals, such as, with respect to the B. Riley annual meeting, the B. Riley accounting firm ratification proposal, when they have not received instructions from beneficial owners. However, brokers, banks or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” matters, such as (i) with respect to the FBR special meeting, the approval of the FBR merger proposal, the FBR merger-related named executive officer compensation proposal and the FBR adjournment proposal, and (ii) with respect to the B. Riley annual meeting, the approval of the B. Riley share issuance proposal, the B. Riley adjournment proposal and the election of the B. Riley directors. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the applicable shareholders meeting but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker, bank or other nominee does not have discretionary voting power on such proposal.

FBR does not expect to bring any matters before the FBR special meeting other than the proposals set forth in this joint proxy statement/prospectus. Assuming no additional matters are brought before the FBR special meeting on which brokers have discretionary voting authority, if you are an FBR shareholder, and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on the FBR merger proposal, the FBR merger-related named executive officer compensation proposal or the FBR adjournment proposal, which broker non-votes will, with respect to the FBR merger proposal, have the effect of a vote against such proposal, and will, with respect to the FBR merger-related named executive officer compensation proposal and the FBR adjournment proposal, have no effect on the vote on such proposals.

B. Riley does not expect to bring any matters before the B. Riley annual meeting other than the proposals set forth in this joint proxy statement/prospectus. If you are a B. Riley stockholder, and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on the B. Riley share issuance proposal, the B. Riley adjournment proposal or the election of the B. Riley directors, which broker non-votes will have no effect on the vote on these proposals. Broker non-votes will not result from the B. Riley accounting firm ratification proposal.

Q:	What if I abstain from voting or do not vote?

A:	For the purposes of the B. Riley annual meeting and the FBR special meeting, an abstention occurs when a shareholder of record attends the applicable meeting, either in person or by proxy, but abstains from voting.

If you are an FBR shareholder and you fail to vote or fail to instruct your broker or nominee to vote, or vote to abstain from voting, it will have the same effect as a vote against the FBR merger proposal. If you are an FBR shareholder and you fail to vote or fail to instruct your broker or nominee to vote, or vote to abstain from voting, it will have no effect on the FBR merger-related named executive officer compensation proposal, assuming a quorum is present. If you are an FBR shareholder and you fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the FBR adjournment proposal; however, if you vote to abstain, it will have the same effect as a vote against the FBR adjournment proposal.

If you are a B. Riley stockholder and you fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the B. Riley share issuance proposal; however, if you vote to abstain, it will have the same effect as a vote against the B. Riley share issuance proposal, assuming a quorum is present. If you are a B. Riley stockholder and you fail to vote or fail to instruct your broker or nominee to vote, or vote to abstain from voting, it will have no effect on the election of the B. Riley directors, assuming a quorum is present. If you are a B. Riley stockholder and you fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the B. Riley adjournment proposal; however, if you vote to abstain, it will have the same effect as a vote against the B. Riley adjournment proposal. If you are a B. Riley stockholder and you fail to vote or fail to instruct your broker or nominee to vote, your broker or nominee is entitled to vote your shares in respect of the B. Riley accounting firm ratification proposal; however, if you vote to abstain, it will have the same effect as a vote against the B. Riley accounting firm ratification proposal.

Q:	May I change my vote or revoke my proxy after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the applicable meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of B. Riley or FBR, as applicable;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•	by logging onto the website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so, and following the instructions on the proxy card; or

•	by attending the applicable meeting and voting in person if your shares are registered in your name rather than in the name of a broker, bank or other nominee; however, your attendance alone will not revoke any proxy.

If you choose any of the first three methods, you must take the described action (and, in the case of the second method, your proxy card must be received) no later than the beginning of the applicable meeting.

If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:	Do I need identification to attend the B. Riley annual meeting or the FBR special meeting in person?

A:

Yes. Please bring proper identification, together with proof that you are a record owner of B. Riley or FBR common shares, as the case may be. B. Riley and FBR reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned common shares of B. Riley or FBR, as applicable, on the record date.

Q:	Will FBR be required to submit the proposal to adopt the merger agreement to its shareholders even if FBR’s board of directors has withdrawn, modified, or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the FBR special meeting, FBR is required to submit the FBR merger proposal to its shareholders even if FBR’s board of directors has withdrawn or modified its recommendation.

Q:	Do I have appraisal rights?

A:	Under Virginia law, FBR shareholders are not entitled to exercise appraisal rights in connection with the merger. See “The Merger—Appraisal Rights.”

Q:	What are the U.S. federal income tax consequences of the merger and the pre-closing dividend to FBR shareholders?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and it is a condition to the respective obligations of B. Riley and FBR to complete the merger that each of B. Riley and FBR receives a legal opinion to that effect. Accordingly, FBR shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of FBR common shares for B. Riley common shares in the merger, except with respect to any cash received instead of fractional B. Riley common shares.

Although the tax treatment of the pre-closing dividend is not entirely clear, we intend to report the pre-closing dividend as a distribution with respect to FBR common shares. For U.S. federal income tax purposes, such distribution may be a dividend subject to withholding, return of basis and/or gain from the disposition of FBR common shares, depending in part on the current earnings and profits of FBR as calculated under U.S. federal income tax principles. FBR cannot predict whether it will have current or accumulated earnings and profits for its current taxable year (which will end in connection with the merger). It is possible that FBR will have current earnings and profits for its current taxable year. If there are current or accumulated earnings and profits, the pre-closing dividend will generally be treated as a dividend to the extent of such amount. Dividends received by individual FBR shareholders generally should qualify for reduced tax rates so long as certain holding period requirements are met. Dividends received by corporate FBR shareholders may be eligible for the dividends received deduction if the holder is an otherwise qualifying corporate holder that meets the holding period and certain other requirements for the dividends received deduction. FBR will not be able to make this determination until after the merger. Once the determination is made, B. Riley will post this determination regarding FBR’s earnings and profits for U.S. federal income tax purposes on its website or otherwise inform its stockholders of its determination.

For further information, see “Material U.S. Federal Income Tax Consequences of the Merger” and in particular the section entitled “Material U.S. Federal Income Tax Consequences of the Merger—Pre-Closing Dividend.”

The U.S. federal income tax consequences described above may not apply to all FBR shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	What happens if I sell my FBR common shares after the record date but before the special meeting?

A:	The record date for the FBR special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer your FBR common shares after the record date but before the date of the special meeting, you will retain your right to vote at such meeting (provided that such shares remain outstanding on the date of such meeting), but you will not have the right to receive any merger consideration for the transferred FBR common shares. You will only be entitled to receive the merger consideration in respect of FBR common shares that you hold at the effective time.

Q:	What happens if I sell my FBR common shares before the date of distribution of the pre-closing dividend?

A:	If you sell your FBR common shares before the record date for the pre-closing dividend, you will not be entitled to receive the pre-closing dividend. If you hold FBR common shares on the record date for the pre-closing dividend and decide to sell them on or before the date of the distribution of the pre-closing dividend, you may choose to sell your FBR common shares with or without your entitlement to the pre-closing dividend. You should discuss these options with your bank, broker or other nominee.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, FBR shareholders will not receive the merger consideration. Instead, FBR will remain an independent public company and its common shares will continue to be listed and traded on the Nasdaq.

Q:	Should I send in my stock certificates now?

A:	No. FBR shareholders SHOULD NOT send in any stock certificates now. If the merger is approved, transmittal materials with instructions will be provided to FBR shareholders under separate cover and the stock certificates should be sent at that time in accordance with such instructions.

Q:	What should I do if I hold my FBR common shares in book-entry form?

A:	You are not required to take any special additional actions if your FBR common shares are held in book-entry form. After the completion of the merger, FBR common shares held in book-entry form will be exchanged for book-entry B. Riley common shares, plus any cash consideration in lieu of fractional shares.

Q:	Whom should I contact if I have any questions about the proxy materials or the meetings?

A:	If you are a B. Riley stockholder and have any questions about the merger or any of the proposals to be considered at the B. Riley annual meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact B. Riley’s Corporate Secretary at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367, Telephone No. (818) 884-3737.

If you are an FBR shareholder and have any questions about the merger or any of the proposals to be considered at the FBR special meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, please contact FBR’s proxy solicitor D.F. King & Co., Inc. at (212) 269-5550 or toll-free at (866) 620-0678.

SUMMARY

The following summary highlights selected information included in this joint proxy statement/prospectus and may not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents referenced before you decide how to vote with respect to the proposals. In addition, the parties incorporate by reference important business and financial information about FBR and B. Riley into this joint proxy statement/prospectus. For a description of this information, please see the section entitled “Incorporation of Certain Documents by Reference.” You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Parties (page 52)

FBR

1300 North Seventeenth Street

Arlington, Virginia 22209

(703) 312-9500

FBR, a Virginia corporation, is a full-service investment banking and institutional brokerage firm with a deep expertise and focus on the equity capital markets. Since the founding of certain predecessor companies, FBR has grown from a boutique investment bank with primary expertise in financial institutions into a full-service U.S. investment bank for middle-market companies.

Through FBR Capital Markets & Co. or MLV & Co. LLC, which we refer to as the FBR broker-dealer subsidiaries, FBR has focused its business on providing capital raising services, financial advisory services, institutional sales and trading services and differentiated securities research.

FBR common shares are listed on Nasdaq under the symbol “FBRC.” Additional information about FBR and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the sections entitled “Documents Incorporated by Reference” and “Where You Can Find More Information.”

B. Riley

21255 Burbank Boulevard, Suite 400

Woodland Hills, California 91367

(818) 884-3737

B. Riley, a Delaware corporation, and its subsidiaries provide collaborative financial services and solutions through a number of its subsidiaries and, following the acquisition of United Online, Inc. on July 1, 2016, B. Riley provides consumer services and products over the Internet. B. Riley & Co., LLC is a leading investment bank which provides corporate finance, research, and sales and trading to corporate, institutional and high net worth individual clients. Great American Group, LLC is a leading provider of advisory and valuation services, and asset disposition and auction solutions to a wide range of retail, wholesale and industrial clients, as well as lenders, capital providers, private equity investors and professional service firms. B. Riley Capital Management, LLC is an SEC registered investment advisor, which includes B. Riley Asset Management, a provider of investment products to institutional and high net worth investors, and B. Riley Wealth Management (formerly MK Capital Advisors), a multi-family office practice and wealth management firm focused on the needs of ultra-high net worth individuals and families; and Great American Capital Partners, LLC, a provider of senior secured loans and second lien secured loan facilities to middle market public and private U.S. companies. United Online Inc. provides Internet access services and devices under the NetZero and Juno brands primarily in the United States.

B. Riley common shares are listed on Nasdaq under the symbol “RILY.” Additional information about B. Riley and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the sections entitled “Documents Incorporated by Reference” and “Where You Can Find More Information.”

BRC Merger Sub, LLC

Merger sub, a Delaware limited liability company and wholly owned subsidiary of B. Riley & Co., LLC, a wholly owned subsidiary of B. Riley, was formed solely for the purpose of facilitating the merger. Merger sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, FBR will be merged with and into merger sub, with merger sub surviving the merger.

The Merger and the Merger Agreement (page 54 and page 86)

The terms and conditions of the merger are contained in the merger agreement which is attached to this joint proxy statement/prospectus as Appendix A. The parties encourage you to read the merger agreement carefully as it is the legal document that governs the merger.

The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, at the effective time, FBR will merge with and into merger sub, with merger sub continuing as the surviving company. As a result of the merger, there will no longer be any publicly held FBR common shares.

Merger Consideration (page 88)

In the merger, each FBR common share owned by an FBR shareholder will be converted into and become exchangeable for 0.671 of a B. Riley common share. For each fractional share that would otherwise be issued, B. Riley will pay cash in an amount equal to the fraction of a B. Riley common share (rounded to the nearest thousandth when expressed in decimal form) which the holder would otherwise be entitled to receive multiplied by the average of the per share closing prices of B. Riley common shares on Nasdaq (as reported in The Wall Street Journal (Northeast edition) or, if not reported thereby, another authoritative source) for 20 full trading days ending on the fifth business day prior to the closing date. See “The Merger Agreement—Merger Consideration.”

The share price of B. Riley common shares will fluctuate, and the value that FBR shareholders will receive upon consummation of the merger may be different than the value that they would receive if calculated on the date B. Riley and FBR publicly announced the signing of the merger agreement, on the date that this joint proxy statement/prospectus is being mailed to FBR shareholders and B. Riley stockholders, and on the date of the FBR special meeting. Based on the closing price of B. Riley common shares on February 17, 2017, the last trading day before the public announcement of the signing of the merger agreement, the value of the per share merger consideration payable to FBR shareholders was $11.78. Based on the closing price of B. Riley common shares on April 27, 2017, the last practicable date before the date of this joint proxy statement/prospectus, the value of the per share merger consideration payable to FBR shareholders was $10.07.

Pre-Closing Dividend (page 104)

Pursuant to the merger agreement, the FBR board of directors intends to declare and cause FBR to pay a pre-closing cash dividend to FBR shareholders, as long as certain conditions are met, including, among others, that after the pre-closing dividend has been made FBR will have at least the minimum cash and financial instrument amount. If FBR will have at least the minimum cash and financial instrument amount after giving effect to the pre-closing dividend, the available funds will be paid as a dividend to FBR shareholders in an amount per share of up to and including $8.50. In addition, if there are excess available funds, a portion of the excess available funds may be paid as part of the pre-closing dividend. See “The Merger Agreement—Pre-Closing Dividend.”

FBR will provide its shareholders with an update regarding the amount of the pre-closing dividend prior to the FBR special meeting. As of the date hereof, FBR expects the pre-closing dividend on a per share basis to be in a range of $7.50 to $8.00.

Treatment of FBR Equity Awards (page 88)

FBR Options. At the effective time, each outstanding FBR option, will be cancelled and converted into a number of B. Riley common shares having a value equal to the final pre-dividend price, less the applicable exercise price and subject to rounding. Any option that has an exercise price that is greater than or equal to the final pre-dividend price will be cancelled for no consideration.

FBR Restricted Stock Awards. At the effective time, each outstanding share of restricted stock of FBR will be converted into (i) a number of restricted B. Riley common shares equal to the exchange ratio of 0.671 (rounded to the nearest whole number) and (ii) the right to receive a cash payment in respect of the pre-closing dividend. After the effective time, the restricted B. Riley common shares and the right to receive a cash payment in respect of the pre-closing dividend will continue to be governed by the same terms and conditions (including vesting terms with respect to employees) as applied to the applicable share of FBR restricted stock immediately prior to the effective time. The FBR restricted stock awards held by FBR’s non-employee directors will vest as of immediately prior to the effective time and be treated like FBR common shares generally.

FBR RSUs. At the effective time, each outstanding FBR RSU, whether vested or unvested, will be converted into (i) a B. Riley stock-based RSU, covering a number of B. Riley common shares equal to the product (rounded to the nearest whole number) of the exchange ratio of 0.671 and the number of FBR common shares subject to such FBR RSU immediately prior to the effective time and (ii) the right to receive a cash payment in respect of the pre-closing dividend. After the effective time, the B. Riley stock-based RSU and the right to receive a cash payment in respect of the pre-closing dividend will continue to be governed by the same terms and conditions (including vesting conditions with respect to employees) as applied to the applicable FBR RSU immediately prior to the effective time. The FBR RSUs held by FBR’s non-employee directors will vest as of immediately prior to the effective time and be settled following the effective time consistent with the terms of the award.

FBR PSUs. At the effective time, each outstanding FBR PSU, whether vested or unvested, will be converted into (i) a B. Riley stock-based RSU covering a number of B. Riley common shares equal to the product (rounded to the nearest whole number) of the exchange ratio of 0.671 and the number of FBR common shares subject to the FBR PSU based on the greater of (x) the number of FBR common shares that would be earned based on actual performance for the most recently completed fiscal quarter prior to the effective time, as reasonably determined by the compensation committee of the FBR board of directors and (y) the level of achievement resulting in 50% of the number of FBR common shares being earned, and (ii) the right to receive a cash payment in respect of the pre-closing dividend. After the effective time, the B. Riley stock-based RSU and the right to receive a cash payment in respect of the pre-closing dividend will continue to be governed by the same terms and conditions (excluding performance-based vesting conditions, but including time-based vesting conditions) as applied to the applicable FBR PSU immediately prior to the effective time.

FBR Investor Options. At the effective time, each outstanding FBR investor option, whether vested or unvested, will cease to represent an option to purchase FBR common shares and will be converted into a B. Riley option, with the number of B. Riley common shares and exercise price equitably adjusted to reflect the pre-closing dividend and the B. Riley common shares to be issued in the merger. After the effective time, the B. Riley investor options will continue to be governed by the same terms and conditions as applied to the applicable FBR investor option immediately prior to the effective time.

See “The Merger Agreement—Treatment of FBR Equity Awards.”

Recommendations of the FBR Board of Directors and Reasons for the Merger (page 59)

FBR’s board of directors unanimously recommends that FBR shareholders vote “FOR” the FBR merger proposal, “FOR” the merger-related named executive officer compensation proposal and “FOR” the FBR adjournment proposal.

The FBR board of directors considered the business, operations, financial condition, asset quality, earnings and prospects of each of FBR and B. Riley and certain anticipated effects of the merger on the surviving company. The FBR board of directors considered a number of factors, which are described in greater detail in the section entitled “The Merger—Background of the Merger” and “The Merger—Recommendations of the FBR Board of Directors and Reasons for the Merger.”

Opinion of FBR’s Financial Advisor (page 63)

At the February 17, 2017 meeting at which the FBR board of directors considered and approved the Agreement and Plan of Merger, dated as of February 17, 2017, between FBR and B. Riley, which we refer to as the original merger agreement, Berkshire Capital Securities, LLC, which we refer to as Berkshire Capital, delivered to the FBR board of directors its oral opinion, which was subsequently confirmed in writing, that, as of such date, subject to the procedures followed, assumptions made, matters considered and qualifications and limitations described in Berkshire Capital’s opinion, the combined merger consideration and pre-closing dividend, which we refer to as the transaction consideration, was fair, from a financial point of view, to the FBR shareholders. The full text of Berkshire Capital’s opinion is attached as Appendix D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Berkshire Capital in rendering its opinion. FBR shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger. For further information, see “The Merger—Opinion of FBR’s Financial Advisor.”

Recommendations of the B. Riley Board of Directors and Reasons for the Merger (page 75)

B. Riley’s board of directors unanimously recommends that B. Riley stockholders vote “FOR” the B. Riley share issuance proposal, “FOR” the B. Riley adjournment proposal, “FOR” the election of the B. Riley directors and “FOR” the B. Riley accounting firm ratification proposal.

In connection with the consideration of the merger transaction with FBR, the B. Riley board of directors considered the business, operations, financial condition, asset quality, earnings and prospects of each of FBR and B. Riley and certain anticipated effects of the merger on the surviving company. The B. Riley board of directors considered a number of factors, which are described in greater detail in the section entitled “The Merger—Background of the Merger” and “The Merger—Recommendations of the B. Riley Board of Directors and Reasons for the Merger.”

B. Riley Annual Meeting (page 46)

The annual meeting of stockholders of B. Riley will be held at the offices of B. Riley’s subsidiary, B. Riley & Co., LLC, located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025, at 8:00 a.m. Pacific Time, on June 1, 2017. At the B. Riley annual meeting, stockholders of B. Riley will be asked to consider and vote upon:

•	a proposal to approve the issuance of B. Riley common shares in the merger;

•	a proposal to approve one or more adjournments of the B. Riley annual meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the B. Riley share issuance proposal;

•	the election of seven (7) directors to hold office for a one-year term to expire at B. Riley’s 2018 Annual Meeting of the Stockholders or until their successors are elected and duly qualified;

•	a proposal to ratify the selection of Marcum, LLP as B. Riley’s independent registered public accounting firm for the fiscal year ending December 31, 2017; and

•	such other business as may properly come before the B. Riley annual meeting or any adjournment or postponement thereof.

The B. Riley board of directors has fixed April 27, 2017 as the record date for determining the holders of B. Riley common shares entitled to notice of and to vote at the B. Riley annual meeting, and only B. Riley stockholders of record on the record date are entitled to vote at the B. Riley annual meeting. At the close of business on April 27, 2017, there were 19,465,492 B. Riley common shares issued and outstanding, held by approximately 110 holders of record. B. Riley stockholders of record on the record date are entitled to one vote per share on all matters properly before the B. Riley annual meeting.

Each of the directors and executive officers of B. Riley has agreed to vote all shares held or controlled by him or her in favor of approval of the B. Riley share issuance proposal. As of the record date for the B. Riley annual meeting, a total of 5,432,500 outstanding shares, or 27.9% of the outstanding B. Riley common shares, are covered by the B. Riley voting agreements. See “Voting Agreements.”

The affirmative vote of holders of a majority of the outstanding B. Riley common shares present in person or represented by proxy and entitled to vote on the B. Riley share issuance proposal at the B. Riley annual meeting at which a quorum is present is required to approve the B. Riley share issuance proposal. The affirmative vote of holders of a majority of the outstanding B. Riley common shares present in person or represented by proxy at the B. Riley annual meeting and entitled to vote at the B. Riley annual meeting, whether or not a quorum is present is required to approve the B. Riley adjournment proposal. The affirmative vote of a plurality of the votes cast in favor of each director at the B. Riley annual meeting at which a quorum is present is required to approve the election of each such director. The affirmative vote of holders of a majority of the outstanding B. Riley common shares present in person or represented by proxy and entitled to vote on the B. Riley accounting firm ratification proposal at the B. Riley annual meeting at which a quorum is present is required to approve the B.  Riley accounting firm ratification proposal.

FBR Special Meeting (page 39)

The special meeting of shareholders of FBR will be held at 1300 North Seventeenth Street, First Floor, Arlington, Virginia 22209, at 9:00 a.m., Eastern Time, on June 1, 2017. At the FBR special meeting, shareholders of FBR will be asked to consider and vote upon:

•	a proposal to approve the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus;

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to FBR’s named executive officers that is based on or otherwise relates to the merger, discussed under the section entitled “The Merger—Interests of FBR’s Directors and Executive Officers in the Merger;” and

•	a proposal to approve one or more adjournments of the FBR special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the FBR merger proposal.

The FBR board of directors has fixed April 27, 2017 as the record date for determining the FBR shareholders entitled to notice of and to vote at the FBR special meeting, and only FBR shareholders of record on the record date are entitled to vote at the FBR special meeting. At the close of business on April 27, 2017, there were 7,099,114 FBR common shares issued and outstanding, held by approximately 13 holders of record. FBR shareholders of record on the record date are entitled to one vote per share on all matters properly before the FBR special meeting.

Each of the directors and executive officers of FBR has agreed to vote all shares held or controlled by him or her in favor of approval of the FBR merger proposal. As of the record date for the FBR special meeting, a total of 1,191,902 outstanding shares, or 16.4% of the outstanding FBR common shares, are covered by the FBR voting agreements. See “Voting Agreements.”

The affirmative vote of a majority of the votes entitled to be cast on the FBR merger proposal is required to approve the FBR merger proposal at the FBR special meeting at which a quorum is present. The vote to approve, on an advisory basis, the merger-related named executive officer compensation proposal is not binding on B. Riley, FBR, the FBR board of directors or FBR’s Compensation Committee. However, the FBR board of directors and FBR’s Compensation Committee will review the voting results and take the results into consideration. The vote to approve, on an advisory basis, merger-related named executive officer compensation will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal at the FBR special meeting at which a quorum is present. The affirmative vote of holders of a majority of the FBR common shares represented at the FBR special meeting, whether or not a quorum is present is required to approve the FBR adjournment proposal.

Interests of FBR’s Directors and Executive Officers in the Merger (page 77)

In considering the recommendations of the FBR board of directors, FBR shareholders should be aware that directors and executive officers of FBR have interests in the merger that may differ from, or may be in addition to, the interests of FBR shareholders generally. The FBR board of directors was aware of these interests and considered them, among other matters, when it approved the merger agreement and in making its recommendations that the FBR shareholders approve the FBR merger proposal. These interests include:

•	Richard J. Hendrix, who is the Chairman and Chief Executive Officer of FBR, has entered into an employment agreement with B. Riley’s investment banking and brokerage business, B. Riley & Co., LLC and B. Riley (solely with respect to certain obligations thereunder), which we refer to as the new Hendrix employment agreement, which becomes effective upon the completion of the merger and which will replace the existing employment agreement between Mr. Hendrix and FBR, pursuant to which Mr. Hendrix (i) will serve as President and Chief Executive Officer of the entity that will house the investment banking and brokerage businesses of FBR and B. Riley & Co., LLC, which we refer to as the combined brokerage business, and (ii) will become a member of the B. Riley board of directors;

•	Executive officers of FBR other than Mr. Hendrix will be eligible to receive severance benefits under a severance policy maintained by FBR upon an involuntary termination;

•	FBR’s directors and executive officers have FBR options, FBR restricted stock, FBR RSUs, and FBR PSUs that, under the merger agreement, will be converted into either (i) B. Riley common shares or (ii) corresponding awards with respect to B. Riley common shares and the right to receive cash payment in connection with the pre-closing dividend;

•	Certain of FBR’s executive officers have been granted an award consisting of an interest in a specified pool of securities that will be subject to accelerated vesting upon certain qualifying terminations of employment following the merger; and

•	FBR directors and officers are entitled to continued indemnification and insurance coverage under the merger agreement.

For a more complete description of the interests of FBR’s directors and executive officers in the merger, see “The Merger—Interests of FBR’s Directors and Executive Officers in the Merger.”

Regulatory Matters (page 82)

Completion of the merger is conditioned on (i) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act and (ii) subject to certain exceptions, the receipt of approval of each FBR broker-dealer subsidiary’s Continuing Membership Application by the Financial Industry Regulatory Authority, which we refer to as FINRA. The parties have filed notices and applications to obtain the necessary regulatory approval from FINRA and in connection with the HSR Act. The parties received notice of the early termination of the applicable waiting period under the HSR Act on March 22, 2017, and FBR received approval of each broker-dealer subsidiary’s Continuing Membership Application on April 10, 2017. The regulatory approvals to which completion of the merger is subject are described in more detail under the section entitled “The Merger—Regulatory Approvals Required for the Merger.”

Conditions to Completion of the Merger (page 105)

The respective obligations of each of B. Riley, merger sub and FBR to effect the merger are subject to the satisfaction or waiver at or prior to closing of the following conditions:

•	receipt of FBR shareholder approval of the merger agreement, which we refer to as the requisite FBR shareholder approval;

•	receipt of B. Riley stockholder approval for the issuance of B. Riley common shares in accordance with the merger agreement, which we refer to as the requisite B. Riley stockholder approval;

•	the waiting period applicable to the consummation of the merger under the HSR Act having expired or been earlier terminated and FINRA having delivered to the FBR broker-dealer subsidiaries written approval of each broker-dealer subsidiary’s Continuing Membership Application pursuant to FINRA’s NASD Rule 1017 in connection with the merger, subject to certain exceptions as described in “The Merger Agreement—Conditions to the Merger;”

•	no court or other governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger or the other transactions contemplated by the merger agreement; and

•	the registration statement of which this joint proxy statement/prospectus forms a part having become effective under the Securities Act of 1933, as amended, which we refer to as the Securities Act, no stop order suspending the effectiveness of the registration statement having been issued and in effect, and no proceedings for that purpose having been commenced or threatened by the SEC unless subsequently withdrawn.

The obligations of B. Riley and merger sub to effect the merger are also subject to the satisfaction or waiver by B. Riley at or prior to the closing of the following conditions:

•	the accuracy of the representations and warranties of FBR in the manner described in the merger agreement, which are more fully described in “The Merger Agreement—Conditions to the Merger;”

•	FBR having performed in all material respects all obligations required to be performed by FBR under the merger agreement at or prior to the closing date;

•	FINRA having delivered to the FBR broker-dealer subsidiaries written approval of each FBR broker-dealer subsidiary’s Continuing Membership Application pursuant to FINRA’s NASD Rule 1017 in connection with the merger without the imposition of a burdensome condition (as defined in “The Merger—Regulatory Approvals Required for the Merger”), subject to certain exceptions;

•	FBR having the minimum cash and financial instrument amount at the time of closing; and

•	receipt by B. Riley of an opinion of Sullivan & Cromwell LLP as to certain tax matters.

The obligation of FBR to effect the merger is also subject to the satisfaction or waiver by FBR at or prior to the closing, of the following conditions:

•	the accuracy of the representations and warranties of B. Riley and merger sub in the manner described in the merger agreement, which are more fully described in “The Merger Agreement—Conditions to the Merger;”

•	B. Riley and merger sub having performed in all material respects all obligations required to be performed by B. Riley and merger sub under the merger agreement at or prior to the closing date; and

•	receipt by FBR of an opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.

No Solicitation or Negotiation of Acquisition Proposals (page 98)

The merger agreement provides that FBR will not and none of its subsidiaries nor any of the directors, officers and employees of FBR or its subsidiaries will, and FBR will use its reasonable best efforts to instruct and cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (as defined in “The Merger Agreement—No Solicitation or Negotiation of Acquisition Proposals”), other than discussions solely to clarify such proposal or offer;

•	engage in, continue or otherwise participate in any discussions with or negotiations relating to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (other than to state that the terms of the merger agreement prohibit such discussions);

•	provide any information to any person in connection with any acquisition proposal or any proposal or offer that would reasonably be expected to lead to an acquisition proposal; or

•	otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

Notwithstanding the foregoing, at any time prior to obtaining the requisite FBR shareholder approval, but not after, in response to an unsolicited, bona fide written acquisition proposal and if prior to taking such action the FBR board of directors determines in good faith, after consultation with outside legal counsel, that (A) based on the information then available and after consultation with its independent financial advisor that such acquisition proposal either constitutes a superior proposal (as defined in “The Merger Agreement—No Solicitation or Negotiation of Acquisition Proposals”) or would reasonably be expected to result in a superior proposal and (B) such action is reasonably necessary in order for the directors of FBR to comply with their fiduciary duties under applicable law, FBR may:

•	provide information in response to a request therefor to the person who made such acquisition proposal, provided that such information has previously been made available to, or is concurrently made available to, B. Riley and subject to entering into a confidentiality agreement with such person on the terms and conditions described in “The Merger Agreement—No Solicitation or Negotiation of Acquisition Proposals;” or

•	participate in any discussions or negotiations with such person regarding such acquisition proposal.

No Change in Recommendation or Alternative Acquisition Agreement (page 100)

Subject to the exceptions described in the section entitled “The Merger Agreement—No Change in Recommendation or Alternative Acquisition Agreement,” the FBR board of directors and each committee of the FBR board of directors may not:

•	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in each case in a manner adverse to B. Riley, the FBR board of director’s recommendation that FBR shareholders vote to approve the merger agreement, which recommendation we refer to as the FBR board recommendation;

•	approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement, other than the confidentiality agreement referred to above, providing for any acquisition proposal, which we refer to as an alternative acquisition agreement and which, combined with the preceding bullet, we refer to as a change of recommendation; or

•	cause or permit FBR to enter into any such alternative acquisition agreement.

Notwithstanding the foregoing, at any time prior to obtaining the requisite FBR shareholder approval, but not after, the FBR board of directors may effect a change of recommendation in connection with an acquisition proposal made after the date of the merger agreement that did not arise from or in connection with a material breach, if:

•	an unsolicited, bona fide written offer is made to FBR and is not withdrawn;

•	the FBR board of directors determines in good faith, after consultation with outside counsel and its independent financial advisor, that:

•	such offer constitutes a superior proposal; and

•	such action is reasonably necessary in order for the directors to comply with their fiduciary duties under applicable law;

•	FBR has given B. Riley prior written notice at least four business days before taking such action;

•	after giving such notice and prior to effecting a change of recommendation FBR negotiates in good faith with B. Riley (to the extent B. Riley wishes to negotiate) to make such revisions to the terms of the merger agreement as would permit the FBR board of directors not to effect a change of recommendation in connection with a superior proposal; and

•	at the end of such four-business day period, prior to taking action to effect a change of recommendation in response to a superior proposal, FBR has taken into account any change to the terms of the merger agreement proposed by B. Riley in writing and any other information offered by B. Riley in response to the notice, and has determined in good faith that the superior proposal would continue to constitute a superior proposal if such changes offered in writing were to be given effect.

For clarity, any modification to any acquisition proposal is deemed a new acquisition proposal and will require FBR to again comply with the above requirements, except that the four-business day notice period described above is reduced to three business days with respect to such revised acquisition proposal.

Termination of the Merger Agreement (page 108)

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time:

•	by mutual written consent of B. Riley and FBR;

•	by either B. Riley or FBR if:

•	the merger has not been consummated by the outside date, which we refer to as an outside date termination;

•	the requisite FBR shareholder approval has not been obtained at the FBR special meeting or at any adjournment, recess or postponement thereof in accordance with the merger agreement at which a vote on the approval of the FBR merger proposal was taken, which we refer to as a no-vote termination;

•	the requisite B. Riley stockholder approval has not been obtained at the B. Riley annual meeting or at any adjournment, recess or postponement thereof in accordance with the merger agreement at which a vote on the B. Riley share issuance proposal was taken;

•	if any order permanently restraining, enjoining or otherwise prohibiting the consummation of the merger becomes final and nonappealable;

•	there has been a breach by FBR, in the case of a termination by B. Riley, or by B. Riley or merger sub, in the case of a termination by FBR, of any of their respective representations, warranties, covenants or agreements set forth in the merger agreement, or if any representation or warranty of FBR, in the case of a termination by B. Riley, or B. Riley or merger sub, in the case of a termination by FBR, have become untrue such that the respective party’s closing conditions would not be satisfied (and such breach or failure to be true and correct is not curable prior to the outside date, or if curable prior to the outside date, has not been cured within the earlier of 30 calendar days following notice to the breaching party or three business days prior to the outside date); or

•	by B. Riley prior to the time the FBR shareholder approval is obtained, if the FBR board of directors has:

•	materially breached certain of its obligations described in “The Merger Agreement—No Solicitation or Negotiation of Acquisition Proposals” or “The Merger Agreement—No Change in Recommendation or Alternative Acquisition Agreement;”

•	failed to include the FBR recommendation in this joint proxy statement/prospectus;

•	made a change of recommendation; or

•	failed to recommend, within 10 business days after the commencement of a tender or exchange offer for outstanding FBR common shares (other than by B. Riley or one of its affiliates), against acceptance of such tender or exchange offer by its shareholders.

We refer to any termination by B. Riley as described in the preceding four bullets collectively as a termination for FBR adverse recommendation matters.

Termination Fee (page 109)

FBR must pay B. Riley a termination fee of $5,000,000 in the event that:

•	B. Riley effects a termination for FBR adverse recommendation matters; or

•	each of the following occurs:

•	B. Riley or FBR effects an outside date termination or a no-vote termination;

•	a bona fide acquisition proposal has been made to FBR and its shareholders generally (whether or not conditional) or any person has publicly announced an intention to make an acquisition proposal (and such acquisition proposal or publicly announced intention has not been publicly withdrawn on a bona fide basis without qualification at least 10 business days prior to an outside date termination or at least five business days prior to the FBR special meeting in connection with a no-vote termination); and

•	within 12 months after such termination, FBR or any of its subsidiaries enters into an alternative acquisition agreement or consummates or approves or recommends to FBR’s shareholders or otherwise does not oppose, an acquisition proposal, which acquisition proposal is subsequently consummated (even if such consummation occurs after such 12-month period), or an acquisition proposal is otherwise consummated with respect to FBR (for these purposes references to “15%” in the definition of acquisition proposal are deemed to be references to “50%” and certain transactions included in the definition of acquisition proposal will require shareholders of FBR immediately prior to such transaction to hold less than 50% of the equity in the surviving entity).

Material U.S. Federal Income Tax Consequences of the Merger (page 120)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of B. Riley and FBR to complete the merger that each of B. Riley and FBR receives a legal opinion to that effect. Accordingly, FBR shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of FBR common shares for B. Riley common shares in the merger, except with respect to any cash received instead of fractional B. Riley common shares.

Although the tax treatment of the pre-closing dividend is not entirely clear, we intend to report the pre-closing dividend as a distribution with respect to FBR common shares. For U.S. federal income tax purposes, such distribution may be a dividend subject to withholding, return of basis and/or gain from the disposition of FBR common shares, depending in part on the current earnings and profits of FBR as calculated under U.S. federal income tax principles. FBR cannot predict whether it will have current or accumulated earnings and profits for its current taxable year (which will end in connection with the merger). It is possible that FBR will have current earnings and profits for its current taxable year. If there are current or accumulated earnings and profits, the pre-closing dividend will generally be treated as a dividend to the extent of such amount. Dividends received by individual FBR shareholders generally should qualify for reduced tax rates so long as certain holding period requirements are met. Dividends received by corporate FBR shareholders may be eligible for the dividends received deduction if the holder is an otherwise qualifying corporate holder that meets the holding period and certain other requirements for the dividends received deduction. FBR will not be able to make this determination until after the merger. Once the determination is made, B. Riley will post this determination regarding FBR’s earnings and profits for U.S. federal income tax purposes on its website or otherwise inform its stockholders of its determination.

For further information, see “Material U.S. Federal Income Tax Consequences of the Merger,” in particular the section entitled “Material U.S. Federal Income Tax Consequences of the Merger—Pre-Closing Dividend.”

The U.S. federal income tax consequences described above may not apply to all FBR shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Accounting Treatment (page 84)

B. Riley prepares its financial statements in accordance with United States generally accepted accounting principles, which we refer to as GAAP. The transaction will be accounted for using the acquisition method of accounting. B. Riley will be treated as the acquiror for accounting purposes.

Comparison of Stockholders’ Rights (page 126)

The rights of FBR shareholders are governed by Virginia law and by FBR’s amended and restated articles of incorporation, as amended, which we refer to as the FBR articles, and FBR’s amended and restated bylaws, which we refer to as the FBR bylaws. The rights of B. Riley stockholders are governed by Delaware law and by the amended and restated certificate of incorporation, which we refer to as the B. Riley certificate, and amended and restated bylaws of B. Riley, which we refer to as the B. Riley bylaws. Upon the completion of the merger, there will no longer be any publicly held FBR common shares. FBR shareholders will no longer have any direct interest in FBR. FBR shareholders will only participate in the combined company’s future earnings and potential growth through their ownership of B. Riley common shares. All of the other incidents of direct stock ownership in FBR will be extinguished upon completion of the merger. The rights of former FBR shareholders that become B. Riley stockholders will be governed by Delaware law, the B. Riley certificate and the B. Riley bylaws. Therefore, FBR shareholders that receive B. Riley common shares in the merger will have different rights once they become B. Riley stockholders. See “Comparison of Certain Rights of Holders of B. Riley and FBR Common Shares.”

Risk Factors (page 31)

Before voting at the B. Riley annual meeting or the FBR special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” and described in B. Riley’s and FBR’s Annual Reports on Form 10-K for the fiscal year ended on December 31, 2016, and other reports filed with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” and “Documents Incorporated by Reference.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF B. RILEY

The following table summarizes consolidated financial results of B. Riley for the periods and at the dates indicated and should be read in conjunction with B. Riley’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that B. Riley has previously filed with the SEC. Historical financial information for B. Riley can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. See “Where You Can Find More Information” for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past years indicate results for any future period.

Consolidated Statement of Operations Data:

(Dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Revenues:
Services and fees	$164,235	$101,929	$67,257	$59,967	$65,624
Sale of goods	26,116	10,596	9,859	16,165	18,312

Total revenues	190,351	112,525	77,116	76,132	83,936

Operating expenses:
Direct cost of services	40,857	29,049	23,466	24,146	23,911
Cost of goods sold	14,755	3,072	14,080	11,506	12,750
Selling, general and administrative	82,127	58,322	44,453	36,382	39,834
Restructuring charge	3,887	—	2,548	—	—

Total operating expenses	141,626	90,443	84,547	72,034	76,495

Operating income (loss)	48,725	22,082	(7,431)	4,098	7,441
Other income (expense):
Interest income	318	17	12	26	201
Loss from equity investment in Great American Group Real Estate, LLC and Shoon Trading Limited	—	—	—	(177)	(120)
Gain from bargain purchase	—	—	—	—	1,366
Interest expense	(1,996)	(834)	(1,262)	(2,667)	(2,612)

Income (loss) from operations before income taxes	47,047	21,265	(8,681)	1,280	6,276
(Provision) benefit for income taxes	(14,321)	(7,688)	2,886	(704)	(1,936)

Net income (loss)	32,726	13,577	(5,795)	576	4,340
Net income (loss) attributable to noncontrolling interests	11,200	1,772	6	(482)	819
Net income (loss) attributable to B. Riley Financial, Inc.	$21,526	$11,805	$(5,801)	$1,058	$3,521

Basic earnings (loss) per share	$1.19	$0.73	$(0.60)	$0.74	$2.46
Diluted earnings (loss) per share	$1.17	$0.73	$(0.60)	$0.71	$2.38
Cash dividends per share	$0.28	0.32	0.03	—	—
Weighted average basic shares outstanding	18,106,621	16,221,040	9,612,154	1,434,107	1,434,107
Weighted average diluted shares outstanding	18,391,852	16,265,915	9,612,154	1,495,328	1,480,671

Consolidated Balance Sheet Data:

(Dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Cash and cash equivalents	$112,105	$30,012	$21,600	$18,867	$18,721
Restricted cash	3,294	51	7,657	325	7,923
Securities owned. At fair value	16,579	25,543	17,955	—	—
Total assets	264,618	132,420	138,990	73,677	80,583
Total current liabilities	83,663	21,950	41,911	29,069	34,275
Total long-term liabilities	30,563	1,150	—	48,759	50,483
Total equity (deficit)	150,392	109,320	97,079	(4,151)	(4,175)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FBR

The following table summarizes consolidated financial results of FBR for the periods and at the dates indicated and should be read in conjunction with FBR’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that FBR has previously filed with the SEC. Historical financial information for FBR can be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. See “Where You Can Find More Information” for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past years indicate results for any future period.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Consolidated Statements of Operations (dollars in thousands, except per share amounts):
Revenues:
Investment banking:
Capital raising	$43,092	$61,508	$103,902	$186,516	$84,144
Advisory	7,453	9,583	11,353	9,697	6,525
Institutional brokerage	39,213	45,442	56,182	53,738	52,472
Net investment (loss) income	(557)	5,433	17,774	6,920	4,906
Interest	29,977	31,774	13,067	1,790	2,765
Dividends and other	527	1,692	1,030	1,160	680

Total revenues	119,705	155,432	203,308	259,821	151,492
Interest expense	21,388	35,037	21,183	—	—

Revenue, net of interest expense	98,317	120,395	182,125	259,821	151,492

Non-interest expenses:
Compensation and benefits	73,313	77,463	103,811	144,720	82,672
Occupancy and equipment	12,318	12,680	13,480	12,271	15,755
Professional services	9,798	13,287	13,259	12,326	12,839
Communications	9,119	10,865	11,514	11,101	12,553
Business development	8,382	9,819	11,689	9,602	9,394
Clearing and brokerage fees	5,180	5,328	4,757	4,922	7,490
Impairment of goodwill	1,259	—	—	—	—
Other operating expenses	6,700	6,711	6,255	7,609	6,861

Total non-interest expenses	126,069	136,153	164,765	202,551	147,564

(Loss) income from continuing operations before income taxes	(27,752)	(15,758)	17,360	57,270	3,928
Income tax provision (benefit)	38,252	(8,297)	341	(27,483)	(1,078)

(Loss) income from continuing operations, net of taxes	(66,004)	(7,461)	17,019	84,753	5,006
(Loss) income from discontinued operations, net of taxes	—	—	—	8,159	24,685

Net (loss) income	$(66,004)	$(7,461)	$17,019	$92,912	$29,691

Basic (loss) income per share(1):
(Loss) income from continuing operations, net of taxes	$(8.89)	$(0.92)	$1.66	$7.09	$0.38
Income from discontinued operations, net of taxes	—	—	—	0.68	1.86

Basic (loss) income per share	$(8.89)	$(0.92)	$1.66	$7.77	$2.24

Diluted (loss) income per share(1):
(Loss) income from continuing operations, net of taxes	$(8.89)	$(0.92)	$1.48	$6.54	$0.36
Income from discontinued operations, net of taxes	—	—	—	0.63	1.79

Diluted (loss) income per share	$(8.89)	$(0.92)	$1.48	$7.17	$2.15

Weighted-average shares (in thousands):
Basic(1)	7,428	8,069	10,283	11,963	13,274
Diluted(1)	7,428	8,069	11,465	12,960	13,798
Cash dividends declared per common share	$0.80	$0.40	$—	$—	$—

	As of December 31,
	2016	2015	2014	2013	2012
Consolidated Balance Sheet Data (in thousands):
Assets:
Cash and cash equivalents	$75,019	$70,067	$108,962	$207,973	$174,925
Securities borrowed	897,343	685,037	594,674	—	—
Financial instruments owned, at fair value	32,401	94,923	166,047	144,743	121,404
Other investments, at cost	—	6,539	7,000	7,681	8,388
Due from brokers, dealers, and clearing organizations	4,828	5,513	94,489	4,949	4,670
Other	28,350	71,337	63,925	45,226	24,057

Total assets	$1,037,941	$933,416	$1,035,097	$410,572	$333,444

Liabilities:
Securities loaned	$892,309	$687,443	$595,717	$—	$—
Financial instruments sold, not yet purchased, at fair value	—	1,934	121,310	42,241	56,929
Accrued compensation, accounts payable, accrued expenses and other liabilities	28,214	33,272	57,664	68,853	32,953
Due to brokers, dealers, and clearing organizations	—	—	—	8,701	3,698

Total liabilities	920,523	722,649	774,691	119,795	93,580

Shareholders’ equity	117,418	210,767	260,406	290,777	239,864

Total liabilities and shareholders’ equity	$1,037,941	$933,416	$1,035,097	$410,572	$333,444

	Year ended December 31,
	2016	2015	2014	2013	2012
Statistical Data:
Total employees(2)	259	303	300	302	256
Net revenue per employee(3)	$355	$404	$609	$952	$591
Compensation and benefits expense as a percentage of net revenues	75%	64%	57%	56%	55%

(1)	On February 28, 2013, the Company affected a one-for-four reverse stock split of its issued and outstanding common stock. While this reverse stock split reduced the number of issued and outstanding common shares, and resulted in the reclassification of certain previously reported amounts in the consolidated financial statements, these changes and reclassifications had no effect on the Company’s total shareholders’ equity.
(2)	As of end of the period reported.
(3)	Based on average of employees as of the end of each quarter.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of B. Riley giving effect to the merger with FBR. The selected unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting with B. Riley treated as the acquiror. Under the acquisition method of accounting, the assets and liabilities of FBR, as of the effective date of the merger, will be recorded by B. Riley at their respective fair values and the excess of the merger consideration over the fair value of FBR’s net assets will be allocated to goodwill.

The unaudited pro forma condensed combined statement of operations as of December 31, 2016 is presented as if the merger and B. Riley’s acquisition of United Online, Inc. had become effective on January 1, 2016, the first business day of the B. Riley 2016 fiscal year, and combines the historical results of B. Riley and FBR for the year ended December 31, 2016. The unaudited pro forma condensed consolidated balance sheet information as of December 31, 2016 gives effect to the merger as if it occurred on December 31, 2016, and combines the historical balance sheets of B. Riley and FBR as of December 31, 2016. The selected unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Information.”

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial information included under “Unaudited Pro Forma Condensed Combined Financial Information,” the pro forma allocation of purchase price reflected in the selected unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the unaudited pro forma condensed combined financial information, which are described in those notes, are preliminary and may be revised.

Unaudited Pro Forma Condensed Combined Statement of Operations

(Dollars in thousands)	Year ended December 31, 2016
Total revenues	$325,009
Operating income (loss)	$15,259
Net income (loss) attributable to B. Riley stockholders	$2,067

Unaudited Pro Forma Condensed Combined Balance Sheet

(Dollars in thousands)	As of December 31, 2016
Cash and cash equivalents	$123,084
Total assets	$1,272,544
B. Riley pro forma common shares outstanding (in thousands)	23,917

COMPARATIVE PER SHARE DATA (UNAUDITED)

Presented below for B. Riley and FBR is historical, unaudited pro forma combined and pro forma equivalent per share financial data as of and for the fiscal year ended December 31, 2016. Except for the historical information as of and for the year ended December 31, 2016, the information provided in the table below is unaudited. The information presented below should be read together with the historical consolidated financial statements of B. Riley and FBR, including the related notes, filed by B. Riley and FBR, as applicable, with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The unaudited pro forma data and equivalent per share information give effect to the merger as if the merger had been effective on December 31, 2016 in the case of the book value data, and as if the merger had been effective as of January 1, 2016, in the case of the earnings per share and the cash dividends data. The unaudited pro forma data combines the historical results of FBR into B. Riley’s consolidated statement of income. While certain adjustments were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisition taken place on January 1, 2016.

The unaudited pro forma adjustments are based upon available information and certain assumptions that B. Riley management believes are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies or asset dispositions, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of FBR will be reflected in the consolidated financial statements of B. Riley on a prospective basis.

	B. Riley Historical	FBR Historical	Pro Forma Combined (2)	Per Equivalent FBR Common Share (1)
For the year ended December 31, 2016
Basic Earnings (Loss) Per Share	$1.19	$(8.89)	$0.09	$0.06
Diluted Earnings (Loss) Per Share	$1.17	$(8.89)	$0.09	$0.06
Cash Dividends Declared	$0.28	$0.80	$0.28	$0.19
Book value per share as of December 31, 2016	$7.80	$16.13	$9.71	$6.52

(1)	Reflects FBR common shares at the exchange ratio of 0.671.
(2)	Pro forma combined cash dividends declared are based only upon B. Riley’s historical amounts.

MARKET PRICES, DIVIDENDS AND OTHER DISTRIBUTIONS

Stock Prices

The table below sets forth, for the calendar quarters indicated, the high and low sales price per share of, and the dividends declared on, B. Riley common shares, which trade on Nasdaq under the symbol “RILY,” and FBR common shares, which trade on Nasdaq under the symbol “FBRC.” As of April 27, 2017, there were approximately 110 registered B. Riley stockholders, and as of April 27, 2017, there were approximately 13 registered FBR shareholders.

	B. Riley Common Shares			FBR Common Shares
	High	Low	Dividends	High	Low	Dividends
2015
First Quarter	$13.75	$9.10	$0.00	$25.56	$21.83	$0.00
Second Quarter	$12.50	$7.98	$0.06	$24.33	$20.68	$0.00
Third Quarter	$11.00	$9.06	$0.20	$25.07	$20.25	$0.20
Fourth Quarter	$10.51	$9.00	$0.06	$22.37	$17.22	$0.20
2016
First Quarter	$10.50	$9.00	$0.00	$19.87	$15.51	$0.20
Second Quarter	$12.00	$9.50	$0.00	$20.48	$14.84	$0.20
Third Quarter	$13.52	$8.59	$0.03	$16.65	$13.03	$0.20
Fourth Quarter	$19.45	$12.10	$0.25	$14.90	$10.57	$0.20
2017
First Quarter	$21.30	$14.00	$0.26	$19.40	$13.20	$0.20

The following table sets forth the closing sale prices per B. Riley common share and FBR common share on February 17, 2017, the last trading day completed before the public announcement of the signing of the merger agreement, and on April 27, 2017, the latest practicable date before the date of this joint proxy statement/prospectus.

	B. Riley Common Shares	FBR Common Shares
February 17, 2017	$17.55	$16.70
April 27, 2017	$15.00	$18.05

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference in this joint proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about B. Riley’s respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “positions,” “targets,” “prospects,” “projections,” or “potential,” future conditional verbs such as “will,” “would,” “should,” “could,” or “may” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of B. Riley’s management and FBR’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond B. Riley and FBR’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to factors previously disclosed in B. Riley and FBR’s reports filed with the SEC and those identified elsewhere in this joint proxy statement/prospectus (including the section entitled “Risk Factors”), the following potential factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not satisfied on a timely basis or at all;

•	B. Riley’s share price could change, before closing of the merger, including as a result of broader stock market movements, and the performance of financial companies and peer group companies;

•	the FBR board of directors may be unable to pay the pre-closing dividend, and the amount of the pre-closing dividend could change as a result of changes in FBR’s business;

•	benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which B. Riley and FBR operate;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected; and

•	management time and effort may be diverted to the resolution of merger-related issues.

All subsequent written and oral forward-looking statements concerning the proposed transactions or other matters attributable to B. Riley or FBR or any person acting on behalf of B. Riley or FBR are expressly qualified in their entirety by the cautionary statements above. Neither B. Riley nor FBR undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including B. Riley’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and FBR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” B. Riley stockholders and FBR shareholders should consider the matters described below carefully in determining whether to approve the issuance of B. Riley common shares in the merger or vote to approve the merger agreement and the transactions contemplated by the merger agreement, as applicable.

Risk Factors Relating to the Merger and B. Riley’s Business Upon Completion of the Merger

Because the market price of B. Riley common shares may fluctuate, the value of the merger consideration to be received by FBR shareholders may change, and general market conditions and unpredictable factors, including conditions and factors different from those affecting FBR common shares currently could adversely affect market prices for B. Riley common shares once the B. Riley share issuance is issued.

Upon completion of the merger, each outstanding FBR common share, excluding certain specified shares, will be converted into and become exchangeable for 0.671 of a B. Riley common share pursuant to the terms of the merger agreement. The closing price of B. Riley common shares on the date that the merger is completed may vary from the closing price of B. Riley common shares on the date B. Riley and FBR announced the merger, on the date that this joint proxy statement/prospectus is being mailed to the FBR shareholders and on the date of the FBR special meeting. Because the merger consideration is determined by a fixed exchange ratio of 0.671, at the time of the FBR special meeting, FBR shareholders will not know or be able to calculate the value of the B. Riley common shares they will receive upon completion of the merger. Any change in the market price of B. Riley common shares prior to completion of the merger will affect the value of the merger consideration that FBR shareholders will receive upon completion of the merger. Share price changes may result from a variety of factors, including general market and economic conditions, changes in B. Riley’s and FBR’s respective businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of B. Riley and FBR. FBR shareholders should obtain current market quotations for B. Riley common shares before voting their shares at the FBR special meeting. Any change in the market price of B. Riley common shares prior to the completion of the merger will affect the market value of the share consideration that FBR common shares will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either B. Riley common shares or FBR common shares.

The market price of B. Riley common shares may be volatile and could fluctuate substantially due to many factors, including, among other things:

•	actual or anticipated fluctuations in B. Riley’s results of operations;

•	announcements of significant contracts and transactions by B. Riley or its competitors;

•	sale of common stock or other securities in the future;

•	the trading volume of B. Riley common shares;

•	changes in B. Riley’s pricing policies or the pricing policies of its competitors; and

•	general economic conditions.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies whose shares are traded on the stock market. These broad market factors may materially harm the market price of B. Riley common shares, regardless of B. Riley’s operating performance.

In addition, the amount to be received by FBR shareholders in the pre-closing dividend may change as a result of factors set forth in “Anticipation of the pre-closing dividend may result in the price of FBR common shares declining on or after the ex-dividend date or payment date of the pre-closing dividend” and “The amount of the pre-closing dividend is uncertain” in this “Risk Factors” section.

Anticipation of the pre-closing dividend may result in the price of FBR common shares declining on or after the ex-dividend date or payment date of the pre-closing dividend.

Pursuant to the merger agreement, prior to the effective time, but not earlier than the 15th day prior to the anticipated closing date of the merger, the FBR board of directors intends to declare and cause FBR to pay a pre-closing dividend of up to and including $8.50 per FBR common share to the FBR shareholders if, after giving effect to such pre-closing dividend, FBR will have remaining at least $33,500,000 in cash and cash equivalents and certain financial instruments (subject to certain adjustments), plus any amounts necessary to pay any accrued transaction expenses, which we refer to as the minimum cash and financial instrument amount. In addition, if there are additional available funds remaining after the payment of a pre-closing dividend of $8.50 per share, and such additional available funds are in excess of $5,000,000 above the minimum cash and financial instrument amount, which excess we refer to as the excess available funds, a portion of the excess available funds may be paid as part of the pre-closing dividend. Anticipation of the payment of the pre-closing dividend may cause upward pressure on or support of the price of FBR common shares as investors purchase or hold shares to collect the pre-closing dividend. The pre-closing dividend will reduce the shareholders’ equity of FBR and the price of FBR common shares may decline on or after the ex-dividend date or payment date of the pre-closing dividend. See “The Merger Agreement—Pre-Closing Dividend.”

The amount of the pre-closing dividend is uncertain.

The merger agreement provides that if FBR will have at least the minimum cash and financial instrument amount after giving effect to the pre-closing dividend, the available funds will be paid as a dividend to FBR shareholders in an amount per share of up to and including $8.50. In addition, if there are excess available funds, a portion of the excess available funds may be paid as part of the pre-closing dividend. There is no assurance that there will be available funds sufficient to provide for a pre-closing dividend of $8.50 per share or a higher per share amount, if any, and even if a pre-closing dividend is paid it may be significantly less than $8.50 per share. In addition, because of the minimum cash and financial instrument amount, there is no assurance that the FBR board of directors will be permitted to pay the pre-closing dividend under the merger agreement. See “The Merger Agreement—Pre-Closing Dividend.”

As of the date of this joint proxy statement/prospectus, FBR expects the pre-closing dividend on a per share basis to be in a range of $7.50 to $8.00. But, because the amount of cash available to FBR to pay the pre-closing dividend fluctuates and is subject to the minimum cash and financial instrument amount, and because the pre-closing dividend will not be declared earlier than the 15th day prior to the anticipated closing, the actual amount of the pre-closing dividend that will be paid to FBR shareholders is uncertain as of the date of this joint proxy statement/prospectus and may be more than $8.00 or less than $7.50. FBR will provide its shareholders with an update regarding the amount of the pre-closing dividend prior to the FBR special meeting. For more information, see “The Merger—Terms of the Merger—Pre-Closing Dividend.”

The tax treatment of the pre-closing dividend is uncertain.

Although the tax treatment of the pre-closing dividend is not entirely clear, we intend to report the pre-closing dividend as a distribution with respect to FBR common shares. For U.S. federal income tax purposes, such distribution may be a dividend subject to withholding, return of basis and/or gain from the disposition of FBR common shares, depending in part on the current earnings and profits of FBR as calculated under U.S. federal income tax principles. FBR cannot predict whether it will have current or accumulated earnings and profits for its current taxable year (which will end in connection with the merger). It is possible that FBR will have current earnings and profits for its current taxable year. If there are current or accumulated earnings and profits, the pre-closing dividend will generally be treated as a dividend to the extent of such amount. Dividends received by individual FBR shareholders generally should qualify for reduced tax rates so long as certain holding period requirements are met. Dividends received by corporate FBR shareholders may be eligible for the dividends received deduction if the holder is an otherwise qualifying corporate holder that meets the holding period and certain other requirements for the dividends received deduction. FBR will not be able to make this determination until after the merger. Once the determination is made, B. Riley will post this determination regarding FBR’s earnings and profits for U.S. federal income tax purposes on its website or otherwise inform its stockholders of its determination.

The results of operations of B. Riley after the merger may be affected by factors different from those currently affecting the results of operations of FBR.

The businesses of B. Riley and FBR differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s common shares may be affected by factors different from those currently affecting the independent results of operations of FBR. For a discussion of the business of B. Riley and certain factors to be considered in connection with B. Riley’s business, see “Information About the Parties” and the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.” For a discussion of the business of FBR and certain factors to be considered in connection with FBR’s business, see “Information About the Parties” and the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

The merger agreement limits FBR’s ability to pursue an alternative transaction and requires FBR to pay a termination fee of $5,000,000 under certain circumstances relating to alternative acquisition proposals.

The merger agreement prohibits FBR from initiating, soliciting, proposing, knowingly encouraging or knowingly facilitating certain alternative acquisition proposals with or from any third party, subject to the exceptions set forth in the merger agreement. See “The Merger Agreement—No Solicitation or Negotiation of Acquisition Proposals.” Further, even if the FBR board of directors effects a change of recommendation, FBR will still be required to submit the merger agreement to the FBR shareholders to obtain the requisite FBR shareholder approval at the FBR special meeting. See “The Merger Agreement—Stockholders Meetings.” The merger agreement also provides for the payment by FBR to B. Riley of a termination fee of $5,000,000 in the event that the merger agreement is terminated in certain circumstances, involving, among others, the termination of the merger agreement in certain circumstances followed by an acquisition, or a definitive agreement providing for an acquisition, of FBR by a third party. These provisions may discourage a potential competing acquiror that might have an interest in acquiring FBR from considering or proposing such an acquisition. It should be noted, however, that the failure of FBR shareholders to approve the merger agreement will not in and of itself trigger FBR’s obligation to pay the termination fee, unless other factors, including a third-party acquisition proposal for FBR, also exist. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee.”

The fairness opinion that FBR has obtained from its financial advisor has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the merger agreement.

The fairness opinion issued to FBR by Berkshire Capital regarding the fairness, from a financial point of view, of the consideration (including the pre-closing dividend) to be paid in connection with the merger, speaks only as of February 17, 2017. Changes in the operations and prospects of FBR or B. Riley, general market and economic conditions and other factors which may be beyond the control of FBR or B. Riley, and on which the fairness opinion was based, may have altered the value of B. Riley or FBR or the market prices of B. Riley common shares or FBR common shares as of the date of this joint proxy statement/prospectus, or may alter such values and market prices by the time the merger is completed. In addition, the availability and size of the pre-closing dividend may vary based on FBR’s accrued transaction expenses and the amount of cash and certain investments held by FBR after the declaration of the pre-closing dividend, as described in “Anticipation of the pre-closing dividend may result in the price of FBR common shares declining on or after the ex-dividend date or payment date of the pre-closing dividend” and “The amount of the pre-closing dividend is uncertain” in this “Risk Factors” section. Berkshire Capital does not have any obligation to update, revise or reaffirm its opinion to reflect subsequent developments, and has not done so. Because FBR does not currently anticipate asking Berkshire Capital to update its opinion, the opinion will not address the fairness of the merger consideration (including the pre-closing dividend) from a financial point of view at the time the merger is completed or as of any other date other than the date of such opinion. FBR’s board of directors’ recommendation that FBR shareholders vote “FOR” approval of the merger agreement, however, is made as of the date of this joint proxy statement/prospectus. For a description of the opinion that FBR received from Berkshire Capital, see “The Merger—Opinion of FBR’s Financial Advisor.”

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement, including the merger, may be completed, various approvals must be obtained from governmental and self-regulatory authorities, including (i) the expiration or early termination of the applicable waiting period under the HSR Act and (ii) subject to certain exceptions, the receipt of approval of each FBR broker-dealer subsidiary’s Continuing Membership Application by FINRA. These authorities may impose conditions on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on the combined company following the merger. The regulatory approvals may not be received at all, may not be received in a timely fashion, and may contain conditions on the completion of the merger that are not anticipated or cannot be met. Furthermore, such conditions on completion may constitute a burdensome condition that may allow B. Riley to refuse to consummate the merger, as described in “The Merger Agreement—Conditions to the Merger—Conditions to Obligations of B. Riley.” If the consummation of the merger is delayed, including by a delay in receipt of necessary governmental approvals, the business, financial condition and results of operations of each company may also be materially adversely affected.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the prices of B. Riley common shares or FBR common shares to decline.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of each party’s shareholders of certain merger-related proposals. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, B. Riley and FBR may terminate the merger agreement under certain circumstances even if the merger agreement is approved by each party’s shareholders. If B. Riley and FBR do not complete the merger, the trading prices of B. Riley common shares and/or FBR common shares may decline. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed and FBR’s board of directors seeks another merger or business combination, FBR shareholders cannot be certain that FBR will be able to find a party willing to offer equivalent or more attractive consideration than the consideration (including the pre-closing dividend) B. Riley has agreed to provide in the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of B. Riley or FBR. For more information on closing conditions to the merger agreement, see “The Merger Agreement—Conditions to the Merger.”

B. Riley and FBR will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers and vendors may have an adverse influence on the business, financial condition and results of operations of FBR and B. Riley. These uncertainties may impair FBR’s or B. Riley’s ability to attract, retain and motivate key personnel pending the consummation of the merger, as such personnel may experience uncertainty about their future roles following the consummation of the merger. Additionally, these uncertainties could cause self-regulatory organizations, customers, clearing brokers, suppliers, vendors and others who deal with FBR or B. Riley to seek to change existing business relationships with FBR, B. Riley or the combined company or fail to extend an existing relationship with FBR, B. Riley or the combined company.

In addition, the merger agreement restricts FBR and B. Riley from taking certain actions without the other party’s consent while the merger is pending and requires FBR and B. Riley to operate their businesses in the ordinary and usual course. These restrictions could have a material adverse effect on FBR’s or B. Riley’s business, financial condition and results of operations. Please see the section entitled “The Merger Agreement—Conduct of FBR Business” for a description of the restrictive covenants applicable to FBR, and the section entitled “The Merger Agreement—B. Riley Forbearance” for a description of the restrictive covenants applicable to B. Riley during the pendency of the merger.

B. Riley common shares to be received by FBR shareholders as a result of the merger will have rights different from the FBR common shares.

Upon completion of the merger, the rights of former FBR shareholders who receive B. Riley common shares in the merger and thereby become B. Riley stockholders will be governed by the B. Riley certificate and the B. Riley bylaws. The rights associated with FBR common shares are different from the rights associated with B. Riley common shares. In addition, the rights of shareholders under the laws of Delaware, where B. Riley is organized, may differ from the rights of shareholders under the laws of Virginia, where FBR is organized. See “Comparison of Certain Rights of Holders of B. Riley and FBR Common Shares” for a discussion of the different rights associated with B. Riley common shares.

B. Riley and FBR shareholders will generally have a reduced ownership and voting interest after the merger and will exercise less influence over management.

B. Riley stockholders currently have the right to vote in the election of the B. Riley board of directors and on other matters affecting B. Riley. FBR shareholders currently have the right to vote in the election of the FBR board of directors and on other matters affecting FBR. Upon the completion of the merger, except for shareholders who own common shares in both B. Riley and FBR, each party’s shareholders will be a stockholder of B. Riley with a percentage ownership of B. Riley that is smaller than such stockholder’s current percentage ownership of B. Riley or FBR, as applicable. It is currently expected that the former shareholders of FBR as a group will receive shares in the merger constituting approximately 19.9% of the outstanding shares of the combined company immediately after the merger. As a result, current stockholders of B. Riley as a group will own approximately 80.1% of the outstanding shares of the combined company immediately after the merger. Because of this, B. Riley and FBR shareholders will generally have less influence on the management and policies of the combined company than they now have on the management and policies of B. Riley or FBR, as applicable.

Sales of substantial amounts of B. Riley common shares in the open market by former FBR shareholders could depress B. Riley’s share price.

B. Riley common shares that are issued to shareholders of FBR in the merger will be freely tradable without restrictions or further registration under the Securities Act. As of the B. Riley record date, B. Riley had approximately 19,465,492 common shares outstanding, and 2,228,499 B. Riley common shares were reserved for issuance under the B. Riley stock plans. Based on the number of FBR common shares currently outstanding, B. Riley currently expects to issue approximately 4,877,147 common shares in connection with the merger.

If the merger is completed and if FBR’s former shareholders sell substantial amounts of B. Riley common shares in the public market following completion of the merger, the market price of B. Riley common shares may decrease. These sales might also make it more difficult for B. Riley to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

Combining B. Riley and FBR may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

The success of the merger will depend on, among other things, the combined company’s ability to combine the businesses of B. Riley and FBR. If the combined company is not able to successfully achieve this objective, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

B. Riley and FBR have operated and, until the consummation of the merger, will continue to operate independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on B. Riley’s ability to successfully combine and integrate the businesses of B. Riley and FBR in a manner that permits growth opportunities, and does not materially disrupt existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of B. Riley or FBR or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers and employees or to achieve the anticipated benefits and cost savings of the merger. It is also possible that clients, customers and counterparties of B. Riley or FBR could choose to discontinue their relationships with the combined company because they prefer doing business with an independent company or for any other reason, which would adversely affect the future performance of the combined company. The loss of key employees could adversely affect B. Riley’s ability to successfully conduct its business, which could have an adverse effect on B. Riley’s financial results and the value of its common stock. If B. Riley experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. Integration efforts between the two companies will also divert management attention and resources. These transition matters could have an adverse effect on each of B. Riley and FBR during the pre-merger period and for an undetermined amount of time after the consummation of the merger. In addition, the actual cost savings of the merger could be less than anticipated.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is illustrative only and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what B. Riley’s actual financial condition or results of operations would have been had the merger been completed on the date indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the identifiable tangible and intangible FBR assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of FBR as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

FBR directors and officers have interests in the merger that may differ from, or may be in addition to, the interests of FBR shareholders generally.

In considering the recommendations of the board of directors of FBR, FBR shareholders should be aware that directors and executive officers of FBR have interests in the merger that may differ from, or may be in addition to, the interests of FBR shareholders generally. The FBR board of directors was aware of these interests and considered them, among other matters, when it approved the merger agreement and in making its recommendations that the FBR shareholders approve the FBR merger proposal. These interests include:

•	Richard J. Hendrix, who is the Chairman and Chief Executive Officer of FBR, has entered into the new Hendrix employment agreement, which becomes effective upon the completion of the merger and which will replace the existing employment agreement between Mr. Hendrix and FBR, pursuant to which Mr. Hendrix (i) will serve as President and Chief Executive Officer of the combined brokerage business, and (ii) will become a member of the B. Riley board of directors;

•	Executive officers of FBR other than Mr. Hendrix will be eligible to receive severance benefits under a severance policy maintained by FBR upon an involuntary termination;

•	FBR’s directors and executive officers have FBR options, FBR restricted stock, FBR RSUs, and FBR PSUs that, under the merger agreement, will be converted into either (i) B’ Riley common shares or (ii) corresponding awards with respect to B. Riley common shares and the right to receive cash payment in connection with the pre-closing dividend;

•	Certain of FBR’s executive officers have been granted an award consisting of an interest in a specified pool of securities that will be subject to accelerated vesting upon certain qualifying terminations of employment following the merger; and

•	FBR directors and officers are entitled to continued indemnification and insurance coverage under the merger agreement.

For a more complete description of the interests of FBR directors and executive officers in the merger, see “The Merger—Interests of FBR’s Directors and Executive Officers in the Merger.”

Termination of the merger agreement could negatively affect B. Riley and/or FBR.

If the merger agreement is terminated, there may be various consequences. For example, B. Riley’s and/or FBR’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of B. Riley’s and/or FBR’s common shares could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, FBR may be required to pay to B. Riley a termination fee of $5 million.

If the merger is not completed, B. Riley and FBR will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of B. Riley and FBR has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing, and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, B. Riley and FBR would have to recognize these expenses without realizing the expected benefits of the merger.

Litigation relating to the merger could require us to incur significant costs and suffer management distraction, as well as delay and/or enjoin the merger.

On April 4, 2017, a purported FBR shareholder filed a putative class action against FBR and the members of the FBR board of directors that challenges the disclosures made in connection with the merger. The lawsuit was filed in the United States District Court for the Eastern District of Virginia and is styled Michael Rubin v. FBR & Co., et al., Case No. 1:17-cv-00410-LMB-MSN. The Rubin complaint alleges that the registration statement of which this joint proxy statement/prospectus forms a part fails to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and SEC Rule 14a-9 promulgated thereunder. The plaintiff in the Rubin action seeks to enjoin the forthcoming shareholder vote on the merger and/or the consummation of the merger or, in the alternative, for rescission of the merger or rescissory damages. The plaintiff in the Rubin action also seeks certain costs and fees, including attorneys’ fees.

On April 12, 2017, another purported FBR shareholder filed a second putative class action against the same defendants that also challenges the disclosures made in connection with the merger. The lawsuit was again filed in the United States District Court for the Eastern District of Virginia and is styled Woo J. Kim v. FBR & Co., et al., Case No. 1:17-cv-00444-LMB-IDD. The Kim complaint asserts substantially the same claims as the Rubin complaint. The plaintiff in the Kim action seeks to enjoin the consummation of the merger or, in the alternative, for rescission of the merger or rescissory damages. The plaintiff in the Kim action also seeks damages and certain costs and fees, including attorneys’ fees.

Additional lawsuits related to the merger may be filed against FBR, B. Riley and/or the directors and officers of either company. The outcome of any such litigation is uncertain. Such lawsuits could prevent or delay completion of the merger and may adversely affect FBR’s and B. Riley’s business, financial condition, results of operations and/or cash flows. See “The Merger—Litigation Relating to the Merger.”

Risk Factors Relating to FBR and FBR’s Business

You should read and consider risk factors specific to FBR’s business that will also affect the combined company after the merger. These risks are described in FBR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are or will be filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information.”

Risk Factors Relating to B. Riley and B. Riley’s Business

You should read and consider risk factors specific to B. Riley’s business that will also affect the combined company after the merger. These risks are described in B. Riley’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are or will be filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. FBR shareholders should review these risks carefully because if the merger is completed, FBR shareholders will become B. Riley stockholders. See “Documents Incorporated by Reference” and “Where You Can Find More Information.”

FBR SPECIAL MEETING

Date, Time and Place

The special meeting of shareholders of FBR will be held at 1300 North Seventeenth Street, First Floor, Arlington, Virginia 22209, at 9:00 a.m., Eastern Time, on June 1, 2017.

Purpose

At the FBR special meeting, shareholders of FBR will be asked to consider and vote upon:

•	a proposal to approve the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus;

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to FBR’s named executive officers that is based on or otherwise relates to the merger, discussed under the section entitled “The Merger—Interests of FBR’s Directors and Executive Officers in the Merger;” and

•	a proposal to approve one or more adjournments of the FBR special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the FBR merger proposal.

FBR Merger Proposal

As discussed throughout this joint proxy statement/prospectus, FBR is asking its shareholders to approve the merger agreement, pursuant to which FBR will merge with and into merger sub, with merger sub continuing as the surviving company. FBR shareholders must approve the merger agreement in order for the merger to occur. If FBR shareholders fail to approve the merger agreement, the merger will not occur. FBR shareholders should read this joint proxy statement/prospectus carefully in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, FBR shareholders are directed to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

FBR Merger-Related Named Executive Officer Compensation Proposal

FBR is asking its shareholders to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to FBR’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, discussed under the section entitled “The Merger—Interests of FBR’s Directors and Executive Officers in the Merger.” This proposal, commonly referred to as the “say-on-golden-parachute” vote, is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

FBR Adjournment Proposal

If, at the FBR special meeting, the number of FBR common shares present or represented by proxy and voting in favor of the FBR merger proposal is insufficient to approve such proposal, or in the absence of a quorum, FBR intends to move to adjourn the FBR special meeting in order to solicit additional proxies.

In this proposal, FBR is asking its shareholders to authorize the holder of any proxy solicited by the FBR board of directors to vote in favor of granting discretionary authority to proxy holders to adjourn the FBR special meeting to another time and/or place for the purpose of soliciting additional proxies. If FBR shareholders approve the FBR adjournment proposal, FBR could adjourn the FBR special meeting and any adjourned session of the FBR special meeting and use the additional time to solicit additional proxies.

Recommendations of the FBR Board of Directors

The FBR board of directors unanimously recommends that FBR shareholders vote “FOR” the approval of the FBR merger proposal, “FOR” the approval of the merger-related named executive officer compensation proposal and “FOR” approval of the FBR adjournment proposal.

Record Date and Quorum

The FBR board of directors has fixed April 27, 2017 as the record date for determining the FBR shareholders entitled to notice of and to vote at the FBR special meeting, and only FBR common shareholders of record on the record date are entitled to vote at the FBR special meeting. At the close of business on April 27, 2017, there were 7,099,114 FBR common shares issued and outstanding, held by approximately 13 shareholders of record. FBR common shareholders of record on the record date are entitled to one vote per share on all matters properly before the FBR special meeting.

The representation (in person or by proxy) of holders of at least a majority in voting power of all issued and outstanding FBR common shares entitled to vote at the FBR special meeting constitutes a quorum for action at the FBR special meeting. All FBR common shares present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the FBR special meeting. In the event that a quorum is not present at the FBR special meeting, the FBR special meeting and any adjourned or postponed session of the FBR special meeting may be adjourned or postponed to solicit additional proxies. Pursuant to the FBR bylaws, in a situation in which a quorum is not present or represented at the FBR special meeting, the FBR special meeting may be adjourned by the chairman of the FBR special meeting or by the affirmative vote of holders of a majority of FBR common shares represented either in person or by proxy at the FBR special meeting.

Required Vote

Required Vote to Approve the FBR Merger Proposal

In accordance with the Virginia Stock Corporation Act and the FBR articles, the affirmative vote of a majority of the votes entitled to be cast on the FBR merger proposal is required to approve the FBR merger proposal at the FBR special meeting at which a quorum is present.

Each of the directors and executive officers of FBR has agreed to vote all shares held or controlled by him or her in favor of approval of the FBR merger proposal. As of the record date for the FBR special meeting, a total of 1,191,902 outstanding shares, or 16.4% of the outstanding FBR common shares, are covered by the FBR voting agreements. See “Voting Agreements.”

FBR Merger-Related Named Executive Officer Compensation Proposal

In accordance with the FBR bylaws, the vote to approve, on an advisory basis, the FBR merger-related named executive officer compensation proposal will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal at the FBR special meeting at which a quorum is present.

FBR Adjournment Proposal

In accordance with the FBR bylaws, approval of the FBR adjournment proposal requires the affirmative vote of holders of a majority of the FBR common shares represented at the FBR special meeting, whether or not a quorum is present.

Abstentions and Broker Non-Votes

If you are an FBR shareholder and you fail to vote or fail to instruct your broker or nominee to vote, or vote to abstain from voting, it will have the same effect as a vote against the FBR merger proposal. If you are an FBR shareholder and you fail to vote or fail to instruct your broker or nominee to vote, or vote to abstain from voting, it will have no effect on the FBR merger-related named executive officer compensation proposal, assuming a quorum is present. If you are an FBR shareholder and you fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the FBR adjournment proposal; however, if you vote to abstain, it will have the same effect as a vote against the FBR adjournment proposal.

How to Vote

If you own FBR common shares in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your FBR common shares. An owner of record has four voting options:

Internet

You can vote over the Internet by accessing www.fcrvote.com/fbr. Internet voting is available 24 hours a day. Have your proxy card in hand when you access the website and follow the instructions to vote.

Telephone

You can vote on any touch-tone telephone by calling 1-866-829-5207. Telephone voting is available 24 hours a day. Have your proxy card in hand when you call and follow the instructions to vote.

Mail

You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus. If a proxy card is returned without an indication as to how the FBR common shares are to be voted with regard to a particular proposal, such FBR common shares will be voted in favor of each such proposal.

In Person

You may attend the FBR special meeting and cast your vote in person. The FBR board of directors recommends that you vote by proxy even if you plan to attend the FBR special meeting.

The Internet and telephone proxy procedures are designed to authenticate shareholder identification, to allow shareholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Directing the voting of your FBR common shares will not affect your right to vote in person if you decide to attend the FBR special meeting.

Shares Held in Street Name

If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to FBR or by voting in person at the FBR special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Brokers, banks or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers, banks or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” matters, such as the approval of the FBR merger proposal, the FBR merger-related named executive officer compensation proposal and the FBR adjournment proposal. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the applicable shareholders meeting but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker, bank or other nominee does not have discretionary voting power on such proposal.

FBR does not expect to bring any matters before the FBR special meeting other than the proposals set forth in this joint proxy statement/prospectus. Assuming no additional matters are brought before the FBR special meeting on which brokers have discretionary voting authority, if you are an FBR shareholder, and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on the FBR merger proposal, the FBR merger-related named executive officer compensation proposal or the FBR adjournment proposal, which broker non-votes will, with respect to the FBR merger proposal, have the effect of a vote against such proposal, and will, with respect to the FBR merger-related named executive officer compensation proposal and the FBR adjournment proposal, have no effect on the vote on such proposals.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•	by writing, delivered to FBR’s Corporate Secretary at c/o FBR & Co., 1300 North Seventeenth Street, Suite 1400, Arlington, Virginia 22209, stating that you are revoking your proxy by written notice that bears a date later than the date of your proxy and that FBR receives prior to the FBR special meeting and that states that you revoke your proxy;

•	by voting again using the telephone or Internet voting procedures;

•	by signing another FBR proxy card bearing a later date and mailing it so that FBR receives it prior to the FBR special meeting; or

•	by attending the FBR special meeting and voting in person, although attendance at the FBR special meeting alone will not, by itself, revoke a proxy.

If you choose the first method, you must take the described action no later than the beginning of the FBR special meeting. If you choose the second method, you must take the described action no later than 11:59 p.m., Eastern Time, on the day before the FBR special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the FBR special meeting.

If your broker, bank or other nominee holds your shares in street name, you will need to contact your broker, bank or other nominee to revoke your voting instructions.

Attending the FBR Special Meeting

The FBR special meeting will be held at 1300 North Seventeenth Street, First Floor, Arlington, Virginia 22209, at 9:00 a.m., Eastern Time, on June 1, 2017. Subject to space availability, all shareholders of FBR as of the FBR record date, or their duly appointed proxies, may attend the FBR special meeting.

Please bring proper identification, together with proof that you are a record owner of FBR common shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned FBR common shares on the record date. You should also bring valid picture identification.

Solicitation of Proxies

FBR is soliciting proxies for the FBR special meeting on behalf of the FBR board of directors. FBR will bear the cost of soliciting proxies from its stockholders. In addition to using the mails, FBR may solicit proxies by personal interview, telephone and facsimile. Banks, brokerage houses, other institutions, nominees and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. FBR does not expect to pay any compensation for the solicitation of proxies. However, FBR will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals. FBR has retained D.F. King & Co. to assist in the solicitation of proxies, which firm will, by agreement, receive compensation of $10,000, plus expenses, for these services.

Delivery of Proxy Materials to Stockholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of FBR sharing an address unless FBR has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Householding provides greater convenience to shareholders and saves FBR money by reducing excess printing costs. Shareholders who hold shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to FBR’s proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, D.F. King & Co. will deliver promptly a separate copy of this joint proxy statement/prospectus to a shareholder at a shared address to which a single copy of the document was delivered, or will deliver a single copy of this joint proxy statement/prospectus to shareholders at a shared address to which multiple copies of the document was delivered.

Assistance

If you need assistance in completing your proxy card, have questions regarding FBR’s special meeting, or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations at (703) 312-9715 or FBR’s proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, toll-free at (866) 620-0678.

FBR PROPOSALS

FBR Merger Proposal

As discussed throughout this joint proxy statement/prospectus, FBR is asking its shareholders to approve the FBR merger proposal. FBR shareholders should read this joint proxy statement/prospectus carefully in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, FBR shareholders are directed to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

After careful consideration, the FBR board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement to be advisable and in the best interests of FBR and the shareholders of FBR. See “The Merger—Recommendations of the FBR Board of Directors and Reasons for the Merger” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the FBR board of directors’ recommendation. Accordingly, the FBR board of directors unanimously recommends a vote “FOR” the FBR merger proposal.

Merger-Related Named Executive Officer Compensation Proposal

FBR is asking its shareholders to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to FBR’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, discussed under the section entitled “The Merger—Interests of FBR’s Directors and Executive Officers in the Merger.” This proposal, commonly referred to as the “say-on-golden-parachute” vote, is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. In accordance with Rule 14a-21(a) of the Exchange Act, FBR is asking its shareholders to approve the following advisory resolution:

“RESOLVED, that the compensation that may be paid or become payable to FBR’s named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, as disclosed pursuant to the compensation disclosure rules of the SEC in ‘The Merger—Interests of FBR’s Directors and Executive Officers in the Merger,’ is hereby APPROVED.”

The vote on this proposal is a vote separate and apart from the vote to approve the merger agreement. Accordingly, you may vote not to approve this proposal on merger-related named executive officer compensation and vote to approve the merger agreement and vice versa. You also may abstain from this proposal and vote on the FBR merger proposal, or vice versa. Because the vote is advisory in nature, it will not be binding on FBR or B. Riley, regardless of whether the merger agreement is approved. Approval of the advisory (non-binding) proposal with respect to the compensation that may be paid or become payable to FBR’s named executive officers in connection with the merger is not a condition to completion of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the merger agreement.

The FBR board of directors unanimously recommends a vote “FOR” the merger-related named executive officer compensation proposal.

FBR Adjournment Proposal

The FBR special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FBR special meeting to approve the FBR merger proposal or in the absence of a quorum.

If, at the FBR special meeting, a quorum is not present or the number of FBR common shares present or represented and voting in favor of the FBR merger proposal is insufficient to approve the FBR merger proposal,

FBR intends to move to adjourn the FBR special meeting in order to enable the FBR board of directors to solicit additional proxies. In that event, if the chairman of the FBR special meeting does not adjourn for the absence of a quorum, FBR will ask its shareholders to vote only upon the FBR adjournment proposal, and not the FBR merger proposal.

In this proposal, FBR is asking its shareholders to authorize the holder of any proxy solicited by the FBR board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the FBR special meeting to another time and place for the purpose of soliciting additional proxies. If the FBR shareholders approve the FBR adjournment proposal, FBR could adjourn the FBR special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from FBR shareholders who have previously voted.

The FBR board of directors unanimously recommends a vote “FOR” the FBR adjournment proposal.

Other Matters to Come Before the FBR Special Meeting

No other matters are intended to be brought before the FBR special meeting by FBR, and FBR does not know of any matters to be brought before the FBR special meeting by others. If, however, any other matters properly come before the FBR special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

B. RILEY ANNUAL MEETING

Date, Time and Place

The annual meeting of stockholders of B. Riley will be held at the offices of B. Riley’s subsidiary, B. Riley & Co., LLC, located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025, at 8:00 a.m., Pacific Time, on June 1, 2017.

Purpose

At the B. Riley annual meeting, stockholders of B. Riley will be asked to consider and vote upon:

•	a proposal to approve the issuance of B. Riley common shares in the merger;

•	a proposal to approve one or more adjournments of the B. Riley annual meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the B. Riley share issuance proposal;

•	a proposal to elect seven (7) directors to hold office for a one-year term to expire at B. Riley’s 2018 Annual Meeting of the Stockholders or until their successors are elected and duly qualified;

•	a proposal to ratify the selection of Marcum, LLP as B. Riley’s independent registered public accounting firm for the fiscal year ending December 31, 2017; and

•	such other business as may properly come before the B. Riley annual meeting or any adjournment or postponement thereof.

Recommendations of the B. Riley Board of Directors

The B. Riley board of directors unanimously recommends that B. Riley stockholders vote “FOR” the approval of the B. Riley share issuance proposal, “FOR” approval of the B. Riley adjournment proposal, “FOR” the election of the B. Riley directors and “FOR” the B. Riley accounting firm ratification proposal. See “The Merger—Recommendations of the B. Riley Board of Directors and Reasons for the Merger” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the B. Riley board of directors’ recommendation of the B. Riley share issuance proposal.

Record Date and Quorum

The B. Riley board of directors has fixed April 27, 2017, as the record date for determining the B. Riley stockholders entitled to notice of and to vote at the B. Riley annual meeting, and only B. Riley stockholders of record on the record date are entitled to vote at the B. Riley annual meeting. At the close of business on April 27, 2017, there were 19,465,492 B. Riley common shares issued and outstanding, held by approximately 110 B. Riley stockholders of record. B. Riley stockholders of record on the record date are entitled to one vote per share on all matters properly before the B. Riley annual meeting.

The representation (in person or by proxy) of holders of at least a majority in voting power of all issued and outstanding B. Riley common shares entitled to vote at the B. Riley annual meeting constitutes a quorum for action at the B. Riley annual meeting. All B. Riley common shares present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the B. Riley annual meeting. In the event that a quorum is not present at the B. Riley annual meeting, the B. Riley annual meeting and any adjourned or postponed session of the B. Riley annual meeting may be adjourned or postponed to solicit additional proxies. Pursuant to the B. Riley bylaws, in a situation in which a quorum is not present or represented at the B. Riley annual meeting, the B. Riley annual meeting may be adjourned by the chairman of the B. Riley annual meeting or by the affirmative vote of holders of a majority of B. Riley common shares represented either in person or by proxy at the B. Riley annual meeting.

Required Vote

B. Riley Share Issuance Proposal

In accordance with the B. Riley bylaws, approval of the B. Riley share issuance proposal requires the affirmative vote of holders of a majority of the outstanding B. Riley common shares present in person or represented by proxy and entitled to vote on the B. Riley share issuance proposal at the B. Riley annual meeting at which a quorum is present.

Each of the directors and executive officers of B. Riley has agreed to vote all shares held or controlled by him or her in favor of approval of the B. Riley share issuance proposal. As of the record date for the B. Riley annual meeting, a total of 5,432,500 outstanding shares, or 27.9% of the outstanding B. Riley common shares, are covered by the B. Riley voting agreements. See “Voting Agreements.”

B. Riley Adjournment Proposal

In accordance with the B. Riley bylaws, approval of the B. Riley adjournment proposal requires the affirmative vote of holders of a majority of the outstanding B. Riley common shares present in person or represented by proxy at the B. Riley annual meeting and entitled to vote at the B. Riley annual meeting, whether or not a quorum is present.

B. Riley Election of Directors Proposal

In accordance with the B. Riley bylaws, the affirmative vote of a plurality of the votes cast in favor of each director at the B. Riley annual meeting at which a quorum is present is required to approve the election of each such director.

B. Riley Accounting Firm Ratification Proposal

In accordance with the B. Riley bylaws, the affirmative vote of holders of a majority of the outstanding B. Riley common shares present in person or represented by proxy and entitled to vote on the B. Riley accounting firm ratification proposal at the B. Riley annual meeting at which a quorum is present is required to approve the B. Riley accounting firm ratification proposal.

Abstentions and Broker Non-Votes

If you are a holder of B. Riley common shares and you fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the B. Riley share issuance proposal; however, if you vote to abstain, it will have the same effect as a vote against the B. Riley share issuance proposal, assuming a quorum is present. If you are a holder of B. Riley common shares and you fail to vote or fail to instruct your broker or nominee to vote, or vote to abstain from voting, it will have no effect on the election of the B. Riley directors, assuming a quorum is present. If you are a holder of B. Riley common shares and you fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the B. Riley adjournment proposal; however, if you vote to abstain, it will have the same effect as a vote against the B. Riley adjournment proposal. If you are a holder of B. Riley common shares and you fail to vote or fail to instruct your broker or nominee to vote, your broker or nominee is entitled to vote your shares in respect of the B. Riley accounting firm ratification proposal; however, if you vote to abstain, it will have the same effect as a vote against the B. Riley accounting firm ratification proposal.

How to Vote

If you own B. Riley common shares in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your B. Riley common shares. An owner of record has four voting options:

Internet

You can vote over the Internet by accessing http://www.AALvote.com/RILY. Internet voting is available 24 hours a day. Have your proxy card in hand when you access the website and follow the instructions to vote.

Telephone

You can vote on any touch-tone telephone by calling 1 (866) 804-9616. Telephone voting is available 24 hours a day. Have your proxy card in hand when you call and follow the instructions to vote.

Mail

You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus. If a proxy card is returned without an indication as to how the B. Riley common shares are to be voted with regard to a particular proposal, such B. Riley common shares will be voted in favor of each such proposal.

In Person

You may attend the B. Riley annual meeting and cast your vote in person. The B. Riley board of directors recommends that you vote by proxy even if you plan to attend the B. Riley annual meeting.

The Internet and telephone proxy procedures are designed to authenticate stockholder identification, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Directing the voting of your B. Riley common shares will not affect your right to vote in person if you decide to attend the B. Riley annual meeting.

Shares Held in Street Name

If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to B. Riley or by voting in person at the B. Riley annual meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Brokers, banks or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals, such as the B. Riley accounting firm ratification proposal, when they have not received instructions from beneficial owners. However, brokers, banks or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” matters, such as the approval of the B. Riley share issuance proposal, the B. Riley adjournment proposal and the election of the B. Riley directors. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the applicable shareholders meeting but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker, bank or other nominee does not have discretionary voting power on such proposal.

B. Riley does not expect to bring any matters before the B. Riley annual meeting other than the proposals set forth in this joint proxy statement/prospectus. If you are a B. Riley stockholder, and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on the B. Riley share issuance proposal, the B. Riley adjournment proposal or the election of the B. Riley directors, which broker non-votes will have no effect on the vote on these proposals. Broker non-votes will not result from the B. Riley accounting firm ratification proposal.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•	by writing, delivered to B. Riley’s Corporate Secretary at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367, stating that you are revoking your proxy by written notice that bears a date later than the date of your proxy and that B. Riley receives prior to the B. Riley annual meeting and that states that you revoke your proxy;

•	by voting again using the telephone or Internet voting procedures;

•	by signing another B. Riley proxy card bearing a later date and mailing it so that B. Riley receives it prior to the B. Riley annual meeting; or

•	by attending the B. Riley annual meeting and voting in person, although attendance at the B. Riley annual meeting alone will not, by itself, revoke a proxy.

If you choose the first method, you must take the described action no later than the beginning of the B. Riley annual meeting. If you choose the second method, you must take the described action no later than 11:59 p.m., Eastern Time, on the day before the B. Riley annual meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the B. Riley annual meeting.

If your broker, bank or other nominee holds your shares in street name, you will need to contact your broker, bank or other nominee to revoke your voting instructions.

Attending the B.  Riley Annual Meeting

The B. Riley annual meeting will be held at the offices of B. Riley’s subsidiary, B. Riley & Co., LLC, located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025, at 8:00 a.m., Pacific Time, on June 1, 2017. Subject to space availability, all stockholders of B. Riley as of the B. Riley record date, or their duly appointed proxies, may attend the B. Riley annual meeting.

Please bring proper identification, together with proof that you are a record owner of B. Riley common shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned B. Riley common shares on the record date. You should also bring valid picture identification.

Solicitation of Proxies

B. Riley is soliciting proxies for the B. Riley annual meeting on behalf of the B. Riley board of directors. B. Riley will bear the cost of soliciting proxies from its stockholders. In addition to using the mails, B. Riley may solicit proxies by personal interview, telephone and facsimile. Banks, brokerage houses, other institutions, nominees and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. B. Riley does not expect to pay any compensation for the solicitation of proxies. However, B. Riley will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Delivery of Proxy Materials to Stockholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple B. Riley stockholders sharing an address unless B. Riley has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Householding provides greater convenience to stockholders and saves B. Riley money by reducing excess printing costs. Stockholders who hold shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to B. Riley’s Corporate Secretary at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367, Telephone No. (818) 884-3737, B. Riley will deliver promptly a separate copy of this joint proxy statement/prospectus to a shareholder at a shared address to which a single copy of the document was delivered, or will deliver a single copy of this joint proxy statement/prospectus to shareholders at a shared address to which multiple copies of the document was delivered.

Other Matters to Come Before the B. Riley Annual Meeting

No other matters are intended to be brought before the B. Riley annual meeting by B. Riley, and B. Riley does not know of any matters to be brought before the B. Riley annual meeting by others. If, however, any other matters properly come before the B. Riley annual meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2017 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 1, 2017

Copies of this joint proxy statement/prospectus and B. Riley’s 2016 Annual Report to stockholders are available online at: http://www.viewproxy.com/brileyfin/2017/.

B. RILEY MERGER-RELATED PROPOSALS

B. Riley Share Issuance Proposal

As discussed throughout this joint proxy statement/prospectus, B. Riley is asking its stockholders to approve the issuance of B. Riley common shares in connection with the merger. B. Riley stockholders should carefully read this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, B. Riley stockholders are directed to the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

The B. Riley board of directors unanimously recommends a vote “FOR” the B. Riley share issuance proposal.

B. Riley Adjournment Proposal

The B. Riley annual meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the B. Riley annual meeting to approve the B. Riley share issuance proposal or in the absence of a quorum.

If, at the B. Riley annual meeting, a quorum is not present or the number of B. Riley common shares present or represented and voting in favor of the B. Riley share issuance proposal is insufficient to approve the B. Riley share issuance proposal, B. Riley intends to move to adjourn the B. Riley annual meeting in order to enable the B. Riley board of directors to solicit additional proxies. In that event, if the chairman of the B. Riley annual meeting does not adjourn for the absence of a quorum, B. Riley will ask its stockholders to vote only upon the B. Riley adjournment proposal, and not the B. Riley share issue proposal.

In this proposal, B. Riley is asking its stockholders to authorize the holder of any proxy solicited by the B. Riley board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the B. Riley annual meeting to another time and place for the purpose of soliciting additional proxies. If the B. Riley stockholders approve the B. Riley adjournment proposal, B. Riley could adjourn the B. Riley annual meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from B. Riley stockholders who have previously voted.

The B. Riley board of directors unanimously recommends a vote “FOR” the B. Riley adjournment proposal.

INFORMATION ABOUT THE PARTIES

FBR & Co.

1300 North Seventeenth Street

Arlington, Virginia 22209

(703) 312-9500

FBR is a full-service investment banking and institutional brokerage firm with a deep expertise and focus on the equity capital markets. Since the founding of certain predecessor companies, FBR has grown from a boutique investment bank with primary expertise in financial institutions into a full-service U.S. investment bank for middle-market companies.

Through the FBR broker-dealer subsidiaries, FBR has focused its business on providing:

•	capital raising services, including underwriting and placement of public and private equity, equity-linked and debt securities;

•	financial advisory services, including merger and acquisition advisory, restructuring, liability management, recapitalization and strategic alternative analysis;

•	institutional sales and trading services focused on equity securities, as well as securities lending activities; and

•	differentiated securities research focused on the core issues driving performance of FBR’s covered companies and industry sectors.

FBR focuses its capital markets business (investment banking and institutional brokerage) in the following industry sectors—consumer, energy and natural resources, financial institutions, healthcare, industrials, insurance, real estate, and technology, media and telecommunications. Approximately 70% of the companies included in the S&P 500 Index conduct business in the industry sectors in which FBR focuses. FBR also makes principal investments, including merchant banking investments, with its own capital.

FBR is a Virginia corporation formed in June 2006 and headquartered in Arlington, Virginia and also has offices in Boston, Dallas, Houston, Los Angeles, New York and San Francisco. The address of FBR’s principal executive offices is 1300 North Seventeenth Street, Arlington, Virginia 22209. FBR’s telephone number is (703) 312-9500.

FBR common shares are listed on Nasdaq under the symbol “FBRC.” Additional information about FBR and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the sections entitled “Documents Incorporated by Reference” and “Where You Can Find More Information.”

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, California 91367

(818) 884-3737

B. Riley Financial, Inc. and its subsidiaries provide collaborative financial services and solutions through a number of its subsidiaries and, following the acquisition of United Online, Inc. on July 1, 2016, B. Riley provides consumer services and products over the Internet. B. Riley & Co., LLC is a leading investment bank which provides corporate finance, research, and sales and trading to corporate, institutional and high net worth individual clients. Great American Group, LLC is a leading provider of advisory and valuation services, and asset disposition and auction solutions to a wide range of retail, wholesale and industrial clients, as well as lenders, capital providers, private equity investors and professional service firms. B. Riley Capital Management, LLC is an SEC registered investment advisor, which includes B. Riley Asset Management, a provider of investment products to institutional and high net worth investors, and B. Riley Wealth Management (formerly MK Capital Advisors), a multi-family office practice and wealth management firm focused on the needs of ultra-high net worth individuals and families; and Great American Capital Partners, LLC, a provider of senior secured loans and second lien secured loan facilities to middle market public and private U.S. companies. United Online Inc. provides Internet access services and devices under the NetZero and Juno brands primarily in the United States.

B. Riley is headquartered in Los Angeles, California, with offices in New York, Boston, Chicago, Charlotte, Dallas, San Francisco and other cities throughout the United States, Australia and Europe. B. Riley’s principal executive offices are located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. B. Riley’s telephone number is (818) 884-3737.

B. Riley common shares are listed on Nasdaq under the symbol “RILY.” Additional information about B. Riley and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the sections entitled “Documents Incorporated by Reference” and “Where You Can Find More Information.”

BRC Merger Sub, LLC

c/o B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, California 91367

(818) 884-3737

Merger sub, a Delaware limited liability company and wholly owned subsidiary of B. Riley & Co., LLC, a wholly owned subsidiary of B. Riley, was formed solely for the purpose of facilitating the merger. Merger sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. By operation of the merger, FBR will be merged with and into merger sub, with merger sub surviving the merger.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between B. Riley and FBR. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Appendix A to this document and incorporated by reference herein. This summary may not contain all of the information about the merger agreement that is important to you. Factual information about B. Riley and FBR can be found elsewhere in this joint proxy statement/prospectus and in the public filings B. Riley and FBR make with the SEC, as described in the section entitled “Where You Can Find More Information.”

Terms of the Merger

Transaction Structure

Each of B. Riley’s and FBR’s respective boards of directors has unanimously approved the merger agreement. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, FBR will merge with and into merger sub, which is a wholly owned, limited liability company subsidiary of B. Riley that is disregarded from B. Riley for U.S. federal income tax purposes, with merger sub continuing as the surviving company.

Merger Consideration

In the merger, each FBR common share, excluding certain specified shares, will be converted into and become exchangeable for 0.671 of a B. Riley common share. For each fractional B. Riley common share that would otherwise be issued, B. Riley will pay cash in an amount equal to the fraction of a B. Riley common share (rounded to the nearest thousandth when expressed in decimal form) which the holder would otherwise be entitled to receive multiplied by the average of the per share closing prices of the B. Riley common shares on Nasdaq (as reported in The Wall Street Journal (Northeast edition) or, if not reported thereby, another authoritative source) for 20 full trading days ending on the fifth business day prior to the closing date of the merger.

The value of the B. Riley common shares to be received by FBR shareholders in the merger may vary from the value as of the date B. Riley and FBR announced the merger, the date that this joint proxy statement/prospectus was mailed to FBR shareholders, and the date of the meeting of FBR shareholders. Any change in the market price of B. Riley common shares prior to completion of the merger will affect the value of the merger consideration that FBR shareholders will receive upon completion of the merger. Accordingly, at the time of the FBR special meeting, FBR shareholders will not know or be able to calculate the value of the per share consideration they would receive upon completion of the merger. B. Riley common shares are traded on Nasdaq under the trading symbol “RILY” and we encourage you to obtain quotes for B. Riley common shares, given that part of the merger consideration is payable in B. Riley common shares.

Pre-Closing Dividend

The merger agreement provides that prior to the closing, but not earlier than the 15th day prior to the anticipated closing, the FBR board of directors may declare and cause FBR to pay a cash dividend of up to and including $8.50 per FBR common share to the FBR shareholders if, after giving effect to such pre-closing dividend, FBR will have remaining at least $33,500,000 in cash and cash equivalents and certain financial instruments (subject to certain adjustments), plus any amounts necessary to pay any accrued transaction expenses, which we refer to as the minimum cash and financial instrument amount. The per share amount of the pre-closing dividend may be increased if cash and cash equivalents and certain financial instruments (subject to certain adjustments) are in excess of $5,000,000 above the minimum cash and financial instrument amount. For additional information on the availability and size of the pre-closing dividend, see “The Merger Agreement—Pre-Closing Dividend.”

In determining that the merger agreement was advisable and in the best interests of FBR and its shareholders, and resolving to recommend that FBR shareholders vote in favor of the merger proposal, the FBR board of directors was aware of and considered, among other matters, the possibility that the actual value of the pre-closing dividend could be less than $8.50 per FBR common share or not paid at all. For more information about these deliberations, please see the section entitled “The Merger—Background of the Merger.” The FBR board of directors also took into account, in resolving to recommend the approval of the merger proposal to FBR shareholders, the fact that Berkshire Capital’s written opinion, dated as of February 17, 2017, was based on various assumptions that could vary between the time that Berkshire Capital rendered its oral opinion and the effective time of the merger, including the assumption that FBR shareholders would receive a pre-closing dividend of $8.50 per FBR common share. For more information about the factors that the FBR board of directors considered in determining to enter into the merger agreement and to recommend that the FBR shareholders approve the merger proposal, please see the section entitled “The Merger—Recommendations of the FBR Board of Directors and Reasons for the Merger,” and for additional information regarding the risks related to the amount of the pre-closing dividend, please see the section entitled “Risk Factors—Risks Relating to the Merger and B. Riley’s Business Upon Completion of the Merger.”

As of the date of this joint proxy statement/prospectus, FBR expects the pre-closing dividend on a per share basis to be in a range of $7.50 to $8.00. But, because the amount of cash available to FBR to pay the pre-closing dividend fluctuates and is subject to the minimum cash and financial instrument amount, and because the pre-closing dividend will not be declared earlier than the 15th day prior to the anticipated closing, the actual amount of the pre-closing dividend that will be paid to FBR shareholders is uncertain as of the date of this joint proxy statement/prospectus and may be more than $8.00 or less than $7.50. For information about the risks related to the amount of the pre-closing dividend, please see the section entitled “Risk Factors—Risks Relating to the Merger and B. Riley’s Business Upon Completion of the Merger.”

However, FBR will provide its shareholders with an update regarding the estimated amount of the pre-closing dividend prior to the FBR special meeting. In all cases, FBR will provide its shareholders with an estimate of the pre-closing dividend at least 10 calendar days prior to the date of the FBR special meeting.

Currently, FBR anticipates that the closing of the merger will occur shortly following the FBR special meeting, and therefore expects that the FBR board of directors will declare the pre-closing dividend in advance of the FBR special meeting as well. Pursuant to the terms of the merger agreement, FBR will provide B. Riley with an estimate of the amount of the pre-closing dividend at least five business days in advance of the declaration of the pre-closing dividend. FBR will also make a public announcement with respect to such estimate. The parties expect to announce the estimated dividend amount approximately two and a half weeks before the date of the FBR special meeting. FBR then intends to set a record date for the pre-closing dividend and declare the pre-closing dividend approximately 10 calendar days in advance of the FBR special meeting, subject to the approval of the B. Riley share issuance proposal by the B. Riley stockholders, the approval of the FBR merger proposal by the FBR shareholders and FBR having at least the minimum cash and financial instrument amount after giving effect to the pre-closing dividend. To the extent practicable, the payment date for the pre-closing dividend will be the close of business on the last business day prior to the closing of the merger.

Only FBR shareholders who hold FBR common shares as of the record date for the pre-closing dividend will be entitled to receive payment of the pre-closing dividend. If you sell your FBR common shares before the record date for the pre-closing dividend, you will not be entitled to receive the pre-closing dividend. If you hold FBR common shares on the record date for the pre-closing dividend and decide to sell them on or before the date of the distribution of the pre-closing dividend, you may choose to sell your FBR common shares with or without your entitlement to the pre-closing dividend. You should discuss these options with your bank, broker or other nominee.

Background of the Merger

The FBR board of directors reviews, with management, its business strategies, opportunities and challenges as part of its consideration and evaluation of its long-term prospects in light of developments in its business, in the sectors in which it competes, in the economy generally and in financial markets, with the goal of enhancing value for its shareholders. The senior management of FBR, including Mr. Hendrix, the Chief Executive Officer of FBR and Chairman of the FBR board of directors, and Mr. Wright, the Chief Financial Officer of FBR, has also at times presented and discussed with the FBR board of directors or individual board members various potential strategic alternatives involving possible acquisitions or business combinations that could complement and enhance the competitive strengths and strategic positions of FBR. From time to time, FBR has had discussions about these matters with its outside advisors, including Berkshire Capital. These discussions have included a review of investment banking and institutional brokerage markets, as well as industry trends and developments in mergers and acquisitions and the regulatory environment.

The B. Riley board of directors and management of B. Riley regularly discuss industry developments in respect of B. Riley’s various lines of business, and continuously evaluate ways in which to enhance B. Riley’s results of operations and competitive position in each of these lines of business through various transactions, including acquisitions, consistent with B. Riley’s strategic objectives. Members of the management of B. Riley have been familiar with FBR and its management for a number of years, and have, from time to time, considered a potential transaction involving FBR, among other alternatives, in the course of their regular discussions.

In the second half of 2016, FBR began to evaluate potential strategic opportunities. FBR retained Berkshire Capital to act as its financial advisor in connection with an exploration of possible strategic opportunities based on, among other factors, Berkshire Capital’s reputation, experience in mergers and acquisitions, valuations, financing and capital markets and its familiarity with FBR, FBR’s strategic goals and the industries in which FBR competes. After a discussion and review of potential strategic opportunities with representatives of Berkshire Capital, FBR entered into confidentiality agreements, including a confidentiality agreement, dated as of September 29, 2016, between FBR and B. Riley, with a number of industry participants to discuss various potential strategic opportunities and engaged in informal discussions about potential strategic opportunities with various industry participants. Each of the industry participants and FBR considered the potential value that could be created by combining their businesses. Mr. Hendrix and Mr. Wright also met with representatives of several industry participants, including B. Riley, and provided financial due diligence information with respect to FBR. During this period, management of B. Riley would periodically update the B. Riley board of directors as to its due diligence with respect to FBR. Mr. Hendrix and Mr. Wright also reported on these early-stage discussions to members of the FBR board of directors. After considering the possibility of combining their respective businesses and conducting initial due diligence, FBR and the industry participants (other than the industry participant discussed below but including B. Riley) determined that it would not be in the best interests of their respective companies and shareholders to proceed with a transaction at that time. The discussions with B. Riley did not progress further until January 2017.

As a result of the exploration of strategic opportunities, in late 2016, the FBR board of directors and FBR’s senior managers, including Mr. Hendrix and Mr. Wright, began discussing a potential strategic acquisition of another industry participant. In December 2016 through the beginning of January 2017, Mr. Hendrix and Mr. Wright and the industry participant began negotiating terms under which FBR would acquire the other industry participant.

In the middle of January 2017, Mr. Riley, the Chief Executive Officer of B. Riley and Chairman of the B. Riley board of directors, informed Mr. Hendrix that he would be interested in meeting again and the two of them met for an informal breakfast on January 25, 2017. On January 31, 2017, Mr. Riley notified Mr. Hendrix that Mr. Riley was interested in recommencing transaction discussions. Mr. Riley and Mr. Hendrix then met in early February 2017 and discussed the possibility of executing a strategic combination between B. Riley and FBR. Following these discussions, FBR and B. Riley exchanged information about their respective businesses.

On February 6, 2017, Mr. Riley sent Mr. Hendrix an informal note outlining B. Riley’s interest in a strategic combination with FBR. The note, among other matters, proposed an acquisition of 100% of the FBR common shares and other equity interests for $140 million, which would consist of $80.5 million of B. Riley common shares and a $59.5 million pre-closing cash dividend. Mr. Riley and Mr. Hendrix discussed the proposal.

On February 8, 2017, Mr. Riley sent Mr. Hendrix a letter outlining B. Riley’s revised proposal. The letter, among other matters, proposed an acquisition of 100% of FBR common shares and other equity interests for $148 million, which would consist of $90 million of B. Riley common shares and a $58 million pre-closing cash dividend.

On February 9, 2017, the FBR board of directors (including Mr. Hendrix) reviewed B. Riley’s proposal with Mr. Wright and Mr. Beske, the General Counsel of FBR and representatives of Wachtell, Lipton, Rosen & Katz, which we refer to as Wachtell Lipton, and Berkshire Capital. Representatives of Wachtell Lipton reviewed with the FBR board of directors the applicable legal standards in connection with a possible transaction. As part of those discussions, representatives of Berkshire Capital discussed the operating environment faced by FBR and similarly situated financial institutions as well as the potential benefits associated with a potential acquisition versus FBR’s current standalone strategic plan. The FBR board of directors then authorized management and representatives from Wachtell Lipton and Berkshire Capital to discuss a potential transaction with B. Riley and to continue working on the potential acquisition of the other industry participant.

Over the next few days, Mr. Hendrix, Mr. Wright, Mr. Riley and Tom Kelleher, the President of B. Riley, met in-person to discuss B. Riley’s proposal in more detail. Over the course of the next week, FBR and B. Riley continued to undertake their respective due diligence investigations of the other party’s business. Each party made available to the other party certain due diligence materials and participated in due diligence meetings. B. Riley’s outside legal advisor, Sullivan and Cromwell LLP, which we refer to as Sullivan & Cromwell, also sent Wachtell Lipton an initial draft merger agreement for the proposed transaction.

On February 13, 2017, at a special meeting of the FBR board of directors, Mr. Hendrix provided an update on the discussions that it had with Mr. Riley and the negotiations with respect to the potential acquisition of another industry participant. Representatives of Wachtell Lipton provided an overview of the material terms of the draft merger agreement for the proposed transaction with B. Riley. The FBR board of directors evaluated the potential risks and benefits of a potential acquisition of the other industry participant and the strategic combination with B. Riley. The FBR board of directors instructed management and its advisors to continue exploring both potential strategic transactions.

On February 14, 2017, at a special meeting of the FBR board of directors, Mr. Hendrix outlined B. Riley’s current proposal, which was an acquisition of FBR for approximately $20.00 per FBR common share, consisting of $11.50 of B. Riley common shares based on an exchange ratio to be fixed at signing and an anticipated pre-closing cash dividend of $8.50 per FBR common share, with the potential for the pre-closing dividend to be increased based on the value of cash and certain financial instruments on FBR’s balance sheet at closing. See “The Merger Agreement—Pre-Closing Dividend.” Representatives of Wachtell Lipton updated the FBR board of directors with respect to the negotiations of the draft merger agreement and discussed the proposed voting agreements. Representatives of Berkshire Capital discussed the potential alternatives that FBR had explored, including the discussions that had taken place with other industry participants earlier in the year, the financial aspects of the proposed combination transaction with B. Riley and other financial due diligence. In the course of its discussions, the FBR board of directors also considered other potential strategic partners identified by Berkshire Capital and the results of the due diligence efforts undertaken on B. Riley. Based on all of these considerations, the FBR board of directors directed management and its advisors to work toward finalizing a transaction with B. Riley, subject to final approval by the FBR board of directors, in view of the substantial benefits and synergies potentially available for the combined company.

Also during this time period, Wachtell Lipton exchanged drafts of the merger agreement with Sullivan & Cromwell in order to finalize the terms and conditions of the transaction, while representatives of FBR and B. Riley continued to undertake their respective due diligence efforts. Mr. Hendrix, Mr. Wright, Mr. Riley and Mr. Kelleher also continued to discuss the potential benefits of and related matters regarding the combination transaction.

On February 17, 2017, the FBR board of directors held a special meeting, which was attended by Mr. Wright, Mr. Beske, Mr. Kenneth Slosser, Head of Investment Banking and Mr. Adam Fishman, Head of Institutional Brokerage, and representatives of Berkshire Capital and Wachtell Lipton. Mr. Hendrix discussed with the FBR board of directors the terms of B. Riley’s final proposal and noted that B. Riley was prepared to execute the transaction on the terms described to the FBR board of directors, subject to Mr. Hendrix entering into an employment agreement with B. Riley concurrently with the signing of the other transaction documents. B. Riley had confirmed that it was prepared to acquire FBR for approximately $20.16 per FBR common share (based on the closing price of B. Riley common shares on February 16, 2017 and an estimated exchange ratio of 0.672), which would consist of approximately $11.66 of B. Riley common shares based on an exchange ratio fixed at signing and an anticipated pre-closing cash dividend of $8.50 per FBR common share. Representatives from Wachtell Lipton also reviewed with the FBR board of directors the legal principles and standards applicable to its consideration of the proposed transactions, the proposed merger agreement as well as the proposed post-merger arrangements between Mr. Hendrix and B. Riley, and the conduct of the process that the FBR board of directors had undertaken to date. Representatives of Wachtell Lipton also summarized the proposed merger agreement, voting agreements (including the obligations of the directors and senior management thereunder) and the employment agreement, and responded to questions from the FBR board of directors with respect to these transaction documents and the structure of the transaction. Representatives of Wachtell Lipton and the FBR board of directors also discussed the provisions of the merger agreement relating to the calculation of the pre-closing dividend in detail.

The FBR board of directors then reviewed with the representatives of Berkshire Capital the financial aspects of the potential combination transaction and valuation information, as more fully described below in “The Merger—Opinion of FBR’s Financial Advisor,” including the market history and liquidity of FBR common shares and B. Riley common shares. An extensive discussion about the potential combination transaction then ensued among the FBR board of directors. During the course of that discussion, the FBR board of directors received input from Wachtell Lipton, Berkshire Capital and FBR management on various aspects of the proposed combination transaction and engaged in a lengthy discussion with respect to the risks and benefits of B. Riley’s proposal compared to FBR’s standalone strategy and the structure of the transaction consideration. In addition, the FBR board of directors, with input from Mr. Hendrix and Mr. Wright, discussed the nature of the consideration to be received by FBR shareholders, including management’s estimate that the pre-closing dividend would be equal to $8.50 per FBR common share at the effective time. The FBR board of directors considered that the value of the merger consideration, which would be fixed at signing, would fluctuate based on the value of B. Riley’s common shares, and that the actual value of the pre-closing dividend would depend on FBR’s financial performance between the execution of the merger agreement and the effective time of the merger. The FBR board of directors weighed the potential risks related to the decrease in the merger consideration based on B. Riley’s share price and the decrease of the pre-closing dividend based on FBR’s performance against the potential benefits of the merger to FBR shareholders, including the expectation that the combined company would have a broad and diversified revenue base and, as a result, less volatility and greater prospects. The FBR board of directors determined that, based on the information presented and available to it at this and prior meetings and based on its discussions with management at this and prior meetings, that the benefits of a combined business, which FBR’s shareholders would be able to continue to participate in as shareholders of the combined company, outweighed the potential risk that the merger consideration would materially decrease prior to the effective time of the merger and/or that the pre-closing dividend would substantially decrease or not become payable at all. Following that discussion, representatives of Berkshire Capital rendered its oral opinion, which was confirmed by delivery of a written opinion dated February 17, 2017, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, including the assumption that the value of the pre-closing dividend would be equal to $8.50 per share, the merger consideration and the pre-closing dividend provided for in the merger was fair, from a financial point of view, to FBR shareholders, as more fully described below under the heading “The Merger—Opinion of FBR’s Financial Advisor.”

Following these discussions, and review and discussion among the members of the FBR board of directors, including consideration of the factors described under “The Merger—Recommendations of the FBR Board of Directors and Reasons for the Merger,” the FBR board of directors determined that the original merger agreement and the transactions contemplated by the original merger agreement were advisable and in the best interest of FBR and its shareholders and voted unanimously to approve the original merger agreement and the transactions contemplated by the original merger agreement.

On February 16, 2017, the B. Riley board of directors held a special meeting, which was attended by senior management. B. Riley’s senior management discussed with the B. Riley board of directors the terms of the original merger agreement, including preserving the potential to amend the original merger agreement to have FBR merge into a wholly owned subsidiary of B. Riley instead of directly into B. Riley. An extensive discussion about the proposed combination transaction then ensued among the B. Riley board of directors. During the course of that discussion, the B. Riley board of directors received input from B. Riley management on various aspects of the proposed combination transaction and engaged in a lengthy discussion with respect to the risks and benefits of the proposed combination transaction. During the meeting, Mr. Hendrix joined to discuss with the B. Riley board of directors FBR and its business. Following these discussions, and review and discussion among the members of the B. Riley board of directors, including consideration of the factors described under “The Merger—Recommendations of the B. Riley Board of Directors and Reasons for the Merger,” the B. Riley board of directors unanimously determined that the original merger agreement and the transactions contemplated by the original merger agreement were fair to, and in the best interests of, B. Riley and the B. Riley stockholders, approved and declared advisable the original merger agreement and the transactions contemplated by the original merger agreement, and resolved to recommend the issuance of B. Riley common shares required to be issued pursuant to the original merger agreement to FBR shareholders.

On the evening of February 17, 2017, the exchange ratio was fixed at 0.671, which, along with the anticipated pre-closing dividend of $8.50 per share, at that time represented total consideration of $20.28 per FBR common share (based on the closing price of B. Riley common shares on February 17, 2017). Representatives of Wachtell Lipton and Sullivan & Cromwell also finalized the terms of the original merger agreement, which FBR and B. Riley executed. On the morning of February 21, 2017, FBR and B. Riley issued a joint press release announcing the execution of the original merger agreement.

In early March, representatives of FBR and B. Riley agreed to amend the transaction structure of the original merger agreement in the manner contemplated by the original merger agreement: instead of merging FBR directly into B. Riley, with B. Riley surviving the merger, FBR would merge into merger sub, with merger sub surviving the merger. On March 13, 2017, the members of the FBR board of directors determined, including for the reasons described under “The Merger—Recommendations of the FBR Board of Directors and Reasons for the Merger,” that the merger agreement and the transactions contemplated by the merger agreement, including the merger, were advisable and in the best interest of FBR and its shareholders and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. The amended and restated merger agreement was then executed on March 15, 2017, effective as of February 17, 2017.

Recommendations of the FBR Board of Directors and Reasons for the Merger

After careful consideration, the FBR board of directors determined that the merger, the merger agreement and the other transactions contemplated thereby are in the best interests of FBR and the FBR shareholders and approved and declared advisable the merger agreement and the transactions contemplated therein, including the merger, and recommends that FBR’s shareholders vote “FOR” the FBR merger proposal, “FOR” the merger-related named executive officer compensation proposal and “FOR” the FBR adjournment proposal. In reaching its decision to approve the merger agreement and the merger and recommendation that the FBR shareholders approve the FBR merger proposal, the FBR board of directors consulted with FBR’s management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	FBR’s historical and current financial performance and results of operations, FBR’s prospects and long-term strategy, FBR’s competitive position and general economic and stock market conditions;

•	its knowledge of FBR’s business, financial condition, results of operations, industry, competitors and prospects as a standalone company;

•	its understanding of the current and prospective environment in which FBR and B. Riley operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on FBR both with and without the proposed transaction;

•	the financial terms of the transaction, including the fact that, based on the closing price on the Nasdaq of B. Riley common shares on February 17, 2017 (the last trading day prior to the execution and announcement of the merger agreement), the transaction consideration represented an approximate 21% premium over the closing price of FBR common shares on February 17, 2017;

•	the anticipated pro forma impact of the merger on the combined company, including the expected realizable revenues and cost synergies;

•	the expectation that the transactions will enhance both FBR’s and B. Riley’s liquidity, scale and overall financial strength;

•	each of FBR’s, B. Riley’s and the combined company’s business, operations, financial condition, asset quality, earnings and prospects;

•	the nature of FBR’s and B. Riley’s businesses and operations that would result in a combined company with a more diversified business mix, high-revenue streams, potentially lower volatility of earnings and new revenue opportunities;

•	the ability of FBR to continue to grow its investment banking and institutional brokerage business as part of a larger, more diversified organization;

•	the expanded opportunities for the combined company, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital and footprint;

•	the strong cultural fit of two entrepreneurial financial services firms;

•	the transaction consideration to be received by the FBR shareholders, which provides FBR shareholders with the opportunity to continue to participate in the future success of the combined company;

•	the anticipated continued participation of certain of FBR’s directors, officers and employees in the combined brokerage business, which enhances the likelihood that the strategic benefits that FBR expects to achieve as a result of the merger will be realized and that the benefits and talents that FBR brings to the combined brokerage business will be appropriately valued and effectively utilized;

•	its consideration that the transaction with B. Riley was more favorable to FBR shareholders than the potential value that might result from other alternatives reasonably available to FBR, including, but not limited to, acquisitions of or by other industry participants, the attractiveness and strategic fit of B. Riley as a potential merger partner, and the likelihood of an alternative transaction emerging;

•	the FBR board of directors’ belief that the transaction is likely to provide substantial value to FBR’s shareholders;

•	the fact that concurrently with the execution of the merger agreement, holders in the aggregate of approximately 28.2% and 18.8% of the outstanding B. Riley common shares and FBR common shares, respectively, agreed pursuant to separate voting agreements to, among other things, vote their respective shares in favor of the merger;

•	the expectation that the merger will be generally tax-free for United States federal income tax purposes to FBR’s shareholders;

•	the written opinion of Berkshire Capital, dated as of February 17, 2017, delivered to the FBR board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the transaction consideration was fair, from a financial point of view, to the FBR shareholders;

•	the fact that the exchange ratio is fixed, which the FBR board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating FBR’s business, operations and workforce with those of B. Riley;

•	the transaction-related costs;

•	the nature and amount of payments to be received by FBR’s management in connection with the merger;

•	the minimum cash and financial instrument amount condition required in order to declare the pre-closing dividend;

•	the deal protection provisions, including the $5 million termination fee that could become payable by FBR in certain circumstances;

•	the potential risk of diverting management attention and resources from the operation of FBR’s business and toward the completion of the merger; and

•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the FBR board of directors is not intended to be exhaustive, but includes the material factors considered by the FBR board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the FBR board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The FBR board of directors considered all these factors as a whole, including discussions with, and questioning of, FBR management and FBR’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

FBR’s Unaudited Prospective Financial Information

FBR does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, FBR is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to FBR’s financial advisor and to B. Riley in connection with the merger. The inclusion of this information should not be regarded as an indication that any of FBR, B. Riley, Berkshire Capital, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

FBR’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to FBR’s business, all of which are difficult to predict and many of which are beyond FBR’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. FBR can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to FBR’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for other factors that could cause actual results to differ.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither FBR’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. FBR can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. FBR does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on FBR of the merger and does not attempt to predict or suggest future results of the combined company. The unaudited prospective financial information does not give effect to the merger, including the effect of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on FBR of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on FBR of any possible failure of the merger to occur. None of FBR, B. Riley, Berkshire Capital or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any FBR shareholder or other person regarding FBR’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by FBR, B. Riley, Berkshire Capital or any other person that it is viewed as material information of FBR, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote in favor of the merger proposal or any other proposal to be considered at the FBR special meeting, but is being provided solely because it was made available to FBR’s financial advisor in connection with the merger and to B. Riley in connection with B. Riley’s due diligence of FBR.

In light of the foregoing, and considering that the FBR special meeting will be held months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, FBR shareholders are cautioned not to place unwarranted reliance on such information, and FBR urges all FBR shareholders to review FBR’s most recent SEC filings for a description of FBR’s reported financial results. See “Where You Can Find More Information.”

The following table presents certain unaudited prospective financial data for the quarter ending March 31, 2017 and the fiscal year ending December 31, 2017. This unaudited prospective financial data was provided to Berkshire Capital and B. Riley, was discussed by representatives of FBR and B. Riley and used by Berkshire Capital in connection with its fairness opinion to the FBR board of directors.

Year Ending December 31, 2017
($ in millions, except per share amount)
Adjusted Earnings Per Share (1)	$0.69
Adjusted Net Income to Common Shareholders (1)	5.0
Total Revenue	135.3
Operating Expenses	126.9
Pre-Tax Operating Income	8.4
March 31, 2017

($ in millions)
Total Assets	$1,028.1
Tangible Book Value	114.9

(1)	Adjusted based on a 40% tax rate on pre-tax operating income.

Opinion of FBR’s Financial Advisor

FBR retained Berkshire Capital to act as financial advisor to FBR in connection with a possible business combination transaction or a possible acquisition transaction. Berkshire Capital is an internationally recognized investment banking firm. In the ordinary course of its investment banking business, Berkshire Capital is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. FBR selected Berkshire Capital to act as FBR’s advisor in connection with a possible business combination based on its qualifications, expertise, reputation and experience in mergers and acquisitions involving financial institutions.

Berkshire Capital acted as financial advisor to FBR in connection with the transactions contemplated by the merger agreement, including the merger, and participated in certain of the negotiations leading to the execution of the merger agreement. At the February 17, 2017 special meeting of the FBR board of directors, Berkshire Capital delivered to FBR its oral opinion, which was subsequently confirmed in writing, that, as of February 17, 2017, the transaction consideration was fair, from a financial point of view, to the FBR shareholders (other than FBR, B. Riley and their respective direct and indirect wholly owned subsidiaries). The full text of Berkshire Capital’s opinion is attached as Appendix D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of the review undertaken by Berkshire Capital in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. FBR shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Berkshire Capital’s opinion speaks only as of the date of the opinion. The opinion was directed to the FBR board of directors and is directed only to the fairness, from a financial point of view, of the transaction consideration to the FBR shareholders (other than FBR, B. Riley and their respective direct and indirect wholly owned subsidiaries). It does not address the underlying business decision of FBR to engage in the merger or any other aspect of the merger and is not a recommendation to any FBR shareholder as to how such FBR shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion on February 17, 2017, Berkshire Capital, among other things:

•	reviewed the draft of the merger agreement dated February 16, 2017;

•	reviewed certain publicly available business and financial information relating to FBR and B. Riley;

•	reviewed certain internal financial and operating information with respect to the past and current business, operations, financial condition and prospects of FBR furnished to or discussed with Berkshire Capital by the management of FBR, including certain financial forecasts relating to FBR prepared by the management of FBR, which we refer to as the FBR forecasts;

•	reviewed certain internal financial and operating information with respect to the past and current business, operations, financial condition and prospects of B. Riley furnished to or discussed with Berkshire Capital by the management of B. Riley, including certain financial forecasts relating to B. Riley prepared by the management of B. Riley, which we refer to as the B. Riley forecasts;

•	reviewed the impact of the merger on the pro forma forecasted earnings per share of B. Riley based on the B. Riley forecasts, the FBR forecasts and certain estimated cost savings provided by management of FBR, which we refer to as the cost savings;

•	reviewed the impact of the merger on the pro forma tangible book value per share of B. Riley, using forecasted balance sheet information for FBR as of March 31, 2017 provided to Berkshire Capital by FBR and unaudited balance sheet information for B. Riley as of December 31, 2016 provided to Berkshire Capital by B. Riley;

•	reviewed the reported price and trading activity of FBR common shares and B. Riley common shares;

•	compared FBR’s and B. Riley’s results of operations, financial condition and historical information regarding the trading and price of FBR common shares and B. Riley common shares with those of selected publicly traded securities companies that Berkshire Capital deemed relevant;

•	compared the transaction consideration with the current market valuations of the common stock of selected publicly traded securities companies that Berkshire Capital deemed relevant;

•	compared the transaction consideration with the financial terms of certain precedent mergers and acquisitions of securities companies that Berkshire Capital deemed relevant; and

•	performed such other financial studies, analyses and investigations, and considered such other factors, as Berkshire Capital deemed appropriate.

In preparing its opinion, with FBR’s consent, Berkshire Capital did not assume any responsibility for independent verification of, and did not verify, any of the foregoing information. Berkshire Capital, with FBR’s consent, assumed and relied upon the accuracy and completeness, in all material respects, of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by Berkshire Capital. Berkshire Capital was not requested to make, and did not make, an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of FBR or B. Riley or any of their respective affiliates, and was not furnished with any such evaluation or appraisal, nor did Berkshire Capital make any physical inspection of the properties or assets of FBR or B. Riley. Further, Berkshire Capital assumed, with FBR’s consent, that all of the information prepared by the managements of FBR and B. Riley provided for purposes of its opinion, including the FBR forecasts, the B. Riley forecasts and the cost savings, was prepared on a reasonable basis reflecting the best currently available estimates and judgments of the respective managements of FBR and B. Riley as to the expected future financial performance of FBR and B. Riley. Berkshire Capital expresses no opinion with respect to such forecasts or projections or the assumptions upon which they are based. Berkshire Capital assumed that FBR and B. Riley will realize the benefits that each expects to realize from the merger.

Berkshire Capital did not undertake any independent legal analysis of the merger, any related transactions, the merger agreement, the transactions contemplated thereby or any legal or regulatory proceedings pending or threatened related to FBR or B. Riley. Berkshire Capital was not asked to, and did not, express any opinion as to the after-tax consequences of receipt of the transaction consideration to the FBR shareholders. Berkshire Capital did not provide any opinion, counsel or interpretation regarding matters that require legal, regulatory, accounting, tax, executive compensation or other similar professional advice. Berkshire Capital assumed that such opinions, counsel, interpretations or advice have been or would be obtained from the appropriate professional advisers. Berkshire Capital also assumed that the executed merger agreement would conform in all material respects to the draft merger agreement reviewed by Berkshire Capital, and that the merger and the pre-closing dividend would be consummated on the terms described in the draft merger agreement, without any material delay or waiver of any material terms or conditions by FBR or B. Riley. Berkshire Capital assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on FBR or B. Riley or on the expected benefits of the merger in any way meaningful to its analysis.

Berkshire Capital’s opinion was necessarily based on economic, market and other conditions that existed on, and the information made available to Berkshire Capital as of, the date of its opinion. Events occurring after the date of the original merger agreement could materially affect Berkshire Capital’s opinion. Berkshire Capital has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

Berkshire Capital’s opinion does not address or make any recommendation as to the merits of the underlying decision by FBR to engage in the transaction contemplated by the merger agreement or the relative merits of the transactions as compared to other business strategies that might be available to FBR. Berkshire Capital expressed no opinion as to whether any alternative transaction may result in terms and conditions more favorable to FBR or its shareholders than those contemplated by the merger agreement. In addition, Berkshire Capital’s opinion did not in any manner address the prices at which B. Riley common shares will trade following consummation of the merger or the prices at which FBR common shares and B. Riley common shares will trade at any time and Berkshire Capital expressed no opinion or recommendation as to how the FBR shareholders should vote or act with respect to the merger. Berkshire Capital did not express any opinion regarding the fairness of the amount or nature of any compensation to any of FBR’s officers, directors or employees, or any class of such persons, relative to the transaction consideration to be received by the FBR shareholders. Berkshire Capital did not express any opinion as to the fairness of any consideration paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of FBR.

In rendering its February 17, 2017 opinion, Berkshire Capital performed a variety of financial analyses. The following is a summary of the material analyses performed by Berkshire Capital, but does not purport to be a complete description of all the analyses underlying Berkshire Capital’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Berkshire Capital believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.

Transaction Multiples

Based on the terms described to Berkshire Capital and the draft merger agreement reviewed by Berkshire Capital on February 16, 2017, FBR shareholders would have the right to receive consideration per share consisting of (i) pre-closing dividend estimated to be $8.50 per share and (ii) 0.672 B. Riley common shares. Based upon the $17.35 closing price for B. Riley common shares on February 16, 2017, the last full trading day before B. Riley and FBR entered into the original merger agreement, Berkshire Capital calculated a transaction consideration value of $20.16 per FBR common share. Based upon 7,895,386 common shares outstanding, Berkshire Capital calculated an aggregate transaction value of $159.2 million. For purposes of this analysis, enterprise value is defined as market value plus long-term debt, preferred stock and noncontrolling interest, less cash and cash equivalents. Market value is defined as market capitalization plus noncontrolling interest. Market capitalization is based on 7,895,386 FBR common shares outstanding, as provided by FBR. The FBR multiples based on 2016 pre-tax income presented in the following chart are not meaningful due to FBR’s reported operating loss for the year. The multiple of market value to tangible book value, or TBV, is based on the estimated FBR consolidated balance sheet as of March 31, 2017 provided by FBR. Berkshire Capital calculated the following transaction ratios:

	Trading Multiples For FBR Based on Closing Stock Price on February 16, 2017	Implied Multiples
		Based on Merger Consideration	Based on Transaction Consideration
Enterprise value as a Multiple of Revenues:
Unaudited Fiscal Year 2016	0.5x	0.7x	0.7x
Estimated Fiscal Year 2017	0.3x	0.5x	0.5x
Market Value as a Multiple of Revenues:
Unaudited Fiscal Year 2016	1.4x	0.9x	1.6x
Estimated Fiscal Year 2017	1.0x	0.7x	1.2x
Market Value as a Multiple Pre-Tax Income:
Unaudited Adjusted Fiscal Year 2016	NM	NM	NM
Estimated Fiscal Year 2017	15.8x	11.0x	18.9x
Market Value as a Multiple of Tangible Book Value:
Estimated March 31, 2017 (Post-Dividend)	NA	1.9x	NA
Estimated March 31, 2017 (Pre-Dividend)	1.2x	NA	1.4x

Contribution Analysis

Berkshire Capital analyzed the relative contribution of each of FBR and B. Riley to the pro forma combined 2016 and projected 2017 revenues, operating expenses, operating income, book value and tangible book value, in each case after giving effect to the pre-closing dividend and before giving effect to any transaction accounting adjustments and cost savings, and compared the relative contribution to the allocation of the pre-closing dividend and the relative ownership of the combined company. For purposes of this analysis, (i) FBR operating expenses excluded certain non-recurring expenses, as provided by FBR; (ii) estimated fiscal year 2017 revenues and operating income for FBR and B. Riley were based on the FBR forecasts and the B. Riley forecasts; (iii) the balance sheet contribution analysis was based on the unaudited B. Riley consolidated balance sheet as of December 31, 2016 as provided by B. Riley to Berkshire Capital and the estimated FBR consolidated balance sheet as of March 31, 2017, after giving effect to the estimated $8.50 per share pre-closing dividend to be paid as part of the transaction consideration, as provided by FBR to Berkshire Capital; (iv) post-closing ownership was based on an assumed 0.672 exchange ratio, which was the exchange ratio contained in the draft merger agreement reviewed by Berkshire Capital on February 16, 2017; (v) no vesting of transaction-related employee RSUs, and; (vi) 19,500,000 B. Riley common shares outstanding.

	Contribution Analysis
	FBR	B. Riley
Unaudited Fiscal Year 2016 Revenues	34.1%	65.9%
Unaudited Fiscal Year 2016 Operating Expenses	46.3%	53.7%
Estimated Fiscal Year 2017 Revenues	41.4%	58.6%
Estimated Fiscal Year 2017 Operating Expenses	46.2%	53.8%
Estimated Fiscal Year 2017 Operating Income	15.9%	84.1%
Book Value (Post-Dividend)	25.6%	74.4%
Tangible Book Value (Post-Dividend)	46.9%	53.1%
Pre-Closing Dividend	100.0%	—
Ownership	21.4%	78.6%

Analysis of Precedent Transactions

Berkshire Capital calculated and compared valuation multiples implied by the transaction consideration to those of selected precedent mergers and acquisitions for which information was publicly available that Berkshire Capital, based on its professional judgment and experience as a financial advisor, deemed appropriate for purposes of this analysis. The selected mergers and acquisitions included 12 transactions announced between April 26, 2010 and February 10, 2015. Although none of the target companies included in Berkshire Capital’s analysis is identical or directly comparable to FBR, the selected transactions were chosen because they included target companies with certain operational and financial characteristics which, for purposes of this analysis, may be considered similar to certain operational or financial characteristics of FBR. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, the terms of the transactions and other factors that could affect the acquisition values of the companies to which FBR was compared. The group included the following transactions:

Target	Acquiror
Thomas Weisel Partners Group, Inc.	Stifel Financial Corp.
JVB Financial Holdings, LLC	Cohen & Company Inc.
Miller Tabak & Co. LLC; MTR Capital Corp.	GMP Capital Inc.
PrinceRidge Holdings LP	Institutional Financial Markets, Inc.
Morgan Keegan & Co.	Raymond James Financial
KBW, Inc.	Stifel Financial Corp.
Jefferies Group, Inc.	Leucadia National Corporation
Duff & Phelps Corporation	Investor Consortium
Seattle-Northwest Securities Corporation	Piper Jaffray Companies
B. Riley & Co., LLC	Great American Group, Inc.
G.X. Clarke & Co.	INTL FCStone Inc.
Cogent Partners, LP	Greenhill & Co., Inc.

Berkshire Capital reviewed the following multiples for each of the transactions: transaction value to last twelve months’, or LTM, revenues and transaction value to LTM pre-tax income. Precedent transaction multiples implied by forecasted pre-tax income have been excluded as pre-tax income forecasts were not generally available for the target companies. Berkshire Capital compared the multiples implied by FBR’s current market value, the merger consideration and the transaction consideration to the minimum, median and maximum multiples of the precedent transactions. Where applicable, earn-out payments are included at the maximum potential value and discounted to present value using a 10% discount rate. The results of these analyses are summarized in the following table.

	Trading Multiples For FBR Based on Closing Stock Price on February 16, 2017	Implied Multiples
		Based on Merger Consideration	Based on Transaction Consideration	Implied Multiples of Precedent Transaction
				Minimum	Median	Maximum
Market Value as a Multiple of LTM Revenues	1.4x	0.9x	1.6x	0.6x	1.3x	2.5x
Market Value as a Multiple of LTM Pre-Tax Income	NM	NM	NM	6.9x	10.8x	14.4x
Market Value as a Multiple of Estimated Fiscal Year 2017 Pre-Tax Income	15.8x	11.0x	18.9x	NA	NA	NA

Guideline Public Companies Analysis

Berkshire Capital reviewed, calculated and compared selected financial information, ratios and multiples for FBR and B. Riley with the corresponding financial information, ratios and multiples of a group of publicly-traded mid-size investment banks and specialized advisory investment banks that Berkshire Capital, based on its professional judgment and experience as a financial advisor, deemed appropriate for purposes of this analysis. Although none of the selected publicly-traded companies is identical and directly comparable to FBR or B. Riley, the companies included in the analysis were chosen because they are companies with certain operational and financial characteristics which, for purposes of analysis, may be considered similar to certain operational or financial characteristics of FBR and B. Riley. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Berkshire Capital also made qualitative judgments concerning differences in the business, financial and operating characteristics and prospects of FBR and B. Riley, on the one hand, and the selected companies, on the other hand, that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. The selected publicly-traded companies included:

•	Cowen Group, Inc.

•	Evercore Partners Inc.

•	Greenhill & Co., Inc.

•	Houlihan Lokey, Inc.

•	JMP Group LLC

•	Ladenburg Thalmann Financial Services Inc.

•	Lazard Ltd.

•	Moelis & Company

•	Oppenheimer Holdings Inc.

•	Piper Jaffray Companies

•	PJT Partners, Inc.

•	Raymond James Financial, Inc.

•	Stifel Financial Corp.

For each of the selected companies, Berkshire Capital calculated and reviewed, based on the most recent publicly available financial information as of February 17, 2017, the ratio of enterprise value to LTM revenues; enterprise value to consensus estimated 2017 revenues as published by equity research analysts; market value to LTM pre-tax income; market value to consensus estimated 2017 pre-tax income published by equity research analysts, and; market value as a multiple of tangible book value. Berkshire Capital obtained consensus revenue and pre-tax income estimates for the selected public companies from S&P Global. For purposes of this analysis, forecast fiscal year 2017 revenues and pre-tax income for FBR and B. Riley were based on the FBR forecasts and the B. Riley forecasts. The analysis compared the minimum, median and maximum multiples for the selected public companies to (i) the corresponding multiples for FBR and B. Riley based on their respective stock prices as of February 16, 2017; (ii) the multiples implied by the merger consideration, and; (iii) the multiples implied by the transaction consideration. For purposes of this analysis: (i) enterprise value is defined as market capitalization plus long-term debt, preferred equity, and noncontrolling interest, less cash and cash equivalents for the most recent quarter; (ii) market capitalization is based on the weighted average diluted shares outstanding for the most recent quarter, other than for the implied multiples based on the merger consideration and transaction consideration, the aggregate values for which are based on 7,895,386 FBR common shares outstanding; (iii) FBR and B. Riley’s trading multiples based on weighted average diluted shares outstanding for the quarter ended December 31, 2016 of 7,311,000 and 19,154,548, respectively, and; (iv) market value is defined as market capitalization plus noncontrolling interest.

The FBR multiples implied by 2016 pre-tax income are not meaningful due to FBR’s reported operating loss for the year. The results of this analysis are summarized in the following tables.

	Trading Multiples For FBR Based on Closing Stock Price on February 16, 2017	Implied Multiples
		Based on Merger Consideration	Based on Transaction
Implied Multiples of Guideline Public Companies
			Consideration	Minimum	Median	Maximum
Enterprise Value as a Multiple of LTM Revenues	0.5x	0.7x	0.7x	0.3x	2.1x	3.1x
Enterprise Value as a Multiple of Forecast Fiscal Year 2017 Revenues	0.4x	0.5x	0.5x	0.3x	1.9x	2.9x
Market Value as a Multiple of LTM Pre-Tax Income	NM	NM	NM	9.3x	12.3x	19.7x
Market Value as a Multiple of Estimated Fiscal Year 2017 Pre-Tax Income	14.7x	11.0x	18.9x	7.0x	10.8x	13.3x
Market Value as a Multiple of Tangible Book Value (Post-Dividend)	NA	1.9x	NA	0.7x	3.0x	16.1x
Market Value as a Multiple of Tangible Book Value (Pre-Dividend)	1.1x	NA	1.4x	0.7x	3.0x	16.1x

	Trading Multiples For B. Riley Based on Closing Stock Price on February 16, 2017	Implied Multiples of Guideline Public Companies
		Minimum	Median	Maximum
Enterprise Value as a Multiple of LTM Revenues	1.3x	0.3x	2.1x	3.1x
Enterprise Value as a Multiple of Forecast Fiscal Year 2017 Revenues	1.3x	0.3x	1.9x	2.9x
Market Value as a Multiple of LTM Pre-Tax Income	6.6x	9.3x	12.3x	19.7x
Market Value as a Multiple of Estimated Fiscal Year 2017 Pre-Tax Income	7.5x	7.0x	10.8x	13.3x
Market Value as a Multiple of Tangible Book Value	6.2x	0.7x	3.0x	16.1x

Pro Forma Earnings Per Share and Tangible Book Value Per Share Analysis

Berkshire Capital analyzed certain potential pro forma effects of the merger on B. Riley, assuming the following: (i) the merger had closed on January 1, 2017; (ii) 19,500,000 B. Riley common shares were outstanding prior to the merger; (iii) 5,306,000 B. Riley common shares are issued in the merger; (iv) FBR’s closing balance sheet includes cash, cash equivalents and financial instruments owned equal to not less than $33,500,000; (v) B. Riley’s 2017 performance is consistent with the B. Riley forecasts; (vi) FBR’s 2017 performance is consistent with the FBR forecasts; (vii) cost savings of $6,500,000 per annum are fully realized, and; (viii) 33% of the merger consideration in excess of FBR tangible book value will be allocated to definite-life intangibles to be amortized over five years with the balance allocated to goodwill.

The pro forma impact on tangible book value per share is based on the unaudited B. Riley consolidated balance sheet as of December 31, 2016 and the estimated FBR consolidated balance sheet as of March 31, 2017. The actual results achieved by the combined company, however, may vary from projected results and the variations may be material.

Berkshire Capital calculated the pro forma impact on GAAP earnings per share and non-GAAP earnings per share, where non-GAAP earnings per share exclude the non-cash charges for, and related tax impacts of, amortization of transactions intangibles. The table below shows Berkshire Capital’s assessment of the financial impact of the merger on the pro forma financial performance and financial condition of B. Riley.

Standalone GAAP Estimated Fiscal Year 2017 EPS	$1.15
Pro Forma GAAP Estimated Fiscal Year 2017 EPS	$1.14
$ Accretion / (Dilution)	(0.01)
% Accretion / (Dilution)	(0.9)%
Standalone Non-GAAP Estimated Fiscal Year 2017 EPS	$1.32
Pro Forma Non-GAAP Estimated Fiscal Year 2017 EPS	$1.40
$ Accretion / (Dilution)	0.08
% Accretion / (Dilution)	6.1%
Standalone Estimated Tangible Book Value Per Share	$2.78
Pro Forma Estimated Tangible Book Value Per Share	$4.11
$ Accretion / (Dilution)	1.33
% Accretion / (Dilution)	47.8%

Other Information Reviewed By Berkshire Capital

Berkshire Capital also reviewed and presented certain additional information and analyses that were not considered part of its financial analyses with respect to its opinion but were referenced for informational purposes.

Premiums Paid Analysis

Using publicly available information, Berkshire Capital analyzed certain information relating to selected precedent merger and acquisition transactions with transaction values between $25 million and $1 billion involving publicly-traded securities broker-dealer target companies announced since January 1, 2009. Berkshire Capital calculated and compared the 1-day and 1-month premiums paid in precedent transactions to the 1-day and 1-month premiums implied by the transaction consideration and based on the February 16, 2017 closing share price of FBR.

Announcement Date	Acquiror	Target
April 28, 2016	National Holdings Corporation	Fortress Biotech Inc.
December 23, 2015	BGC Partners, Inc.	GFI Group Inc.
April 1, 2014	Hilltop Holdings Inc.	SWS Group, Inc.
November 18, 2013	RCS Capital Corporation	Summit Financial Services Group, Inc.
October 2, 2013	RCS Capital Corporation	Investors Capital Holdings, Ltd.
December 30, 2012	Investor group	Duff & Phelps Corporation
November 5, 2012	Stifel Financial Corp.	KBW, Inc.
July 9, 2012	Thomson Reuters Corporation	FX Alliance Inc.
April 16, 2012	Lee Equity Partners, LLC	Edelman Financial Group Inc.
April 21, 2011	Monex Group, Inc.	TradeStation Group, Inc.
February 17, 2011	Cowen Group, Inc.	LaBranche & Co Inc.
April 26, 2010	Stifel Financial Corp.	Thomas Weisel Partners Group, Inc.
July 2, 2009	International Assets Holding Corporation	FCStone Group, Inc.
January 8, 2009	TD Ameritrade Holding Corporation	thinkorswim Group Inc.

	Premium to Market (Time before Announcement)
	1-Day	1-Month
Minimum	(4.9)%	(7.1)%
Median	33.5%	29.0%
Maximum	74.4%	95.0%

Transaction Premium Analysis

Berkshire Capital assumed an announcement date of February 17, 2017 for the merger for its transaction premium analysis. Berkshire Capital compared the 1-day premium implied by the transaction consideration of approximately 19.6% to the median, maximum and minimum implied 1-day premium paid in the precedent transactions. Berkshire Capital compared the 1-month premium implied by the transaction consideration of approximately 44.0% to the median, maximum and minimum implied 1-month premium paid in the precedent transactions.

Analysis of Stock Price Performance

Berkshire Capital also reviewed the publicly reported trading prices of FBR common shares and the average daily trading volume for the five year period ended February 15, 2017. Berkshire Capital compared the stock price performance of FBR common shares over the past five years to: (i) the market capitalization weighted average stock price performance of six publicly-traded mid-size investment banks; (ii) the market capitalization weighted average stock price performance of six publicly-traded specialized advisory investment banks, and; (iii) the performance of the S&P 500 index over the same time period. Berkshire Capital analyzed FBR’s multiples of market value per share to book value per share; market value per share to tangible book value per share; market value to LTM revenues, and; market value per share to LTM earnings per share for the period beginning June 7, 2007 and ended February 15, 2017. June 7, 2007 was selected by Berkshire Capital as it was FBR’s IPO offer date.

FBR Stock Price ($)
	5-Year	1-Year	90-Day	10-Day
Minimum	9.52	10.57	11.40	14.80
Median	20.56	14.80	13.55	15.03
Maximum	30.75	20.48	16.35	16.35

FBR Average Daily Trading Volume (thousands)
	5-Year	1-Year	90-Day	10-Day
Minimum	2	4	4	10
Median	34	22	21	30
Maximum	1,062	590	103	77

5-Year Stock Price Performance
FBR	68.9%
Peer Group A (COWN, PJC, JMP, OPY, RJF, SF)	103.9%
Peer Group B (EVR, GHL, HLI, LAZ, MC, PJT)	69.4%
S&P 500	74.9%

FBR Stock Price Performance since June 7, 2006
Price /
	Tangible Book Value	Book Value	LTM Revenues	LTM Earnings
Minimum	0.4x	0.4x	0.6x	3.5x
Median	0.8x	0.8x	1.2x	12.9x
Maximum	2.4x	2.3x	3.3x	50.0x

Berkshire Capital also reviewed for informational purposes the publicly reported trading prices of B. Riley common shares and average daily trading volume for the period beginning November 7, 2014 and ended February 15, 2017. November 7, 2014 was selected by Berkshire Capital as it was the effective date of the registration statement of B. Riley common shares following B. Riley & Co., LLC’s merger with Great American Group, Inc. Berkshire Capital compared the stock price performance of B. Riley common shares to the market capitalization weighted average stock price performance of the same two groups of publicly-traded investment banks used in the analysis of the FBR stock price performance, above, and the S&P 500 index. Berkshire analyzed B. Riley’s multiples of market value per share to book value per share; market value per share to tangible book value per share; market value to LTM revenues, and; market value per share to LTM earnings per share for the period beginning November 7, 2014 and ended February 15, 2017.

B. Riley Stock Price ($)
	November 7, 2014	1-Year	90-Day	10-Day
Minimum	8.01	8.59	15.25	16.70
Median	10.00	10.49	17.45	17.20
Maximum	21.30	21.30	21.30	18.50

B. Riley Average Daily Trading Volume (thousands)
	November 7, 2014	1-Year	90-Day	10-Day
Minimum	0	0	3	7
Median	5	11	12	14
Maximum	923	923	95	56

Stock Price Performance since November 7, 2014
B. Riley				112.3%
Peer Group A (COWN, PJC, JMP, OPY, RJF, SF)				28.9%
Peer Group B (EVR, GHL, HLI, LAZ, MC, PJT)				6.5%
S&P 500				15.6%

B. Riley Stock Price Performance since November 7, 2014
	Price /
	Tangible Book Value	Book Value	LTM Revenues	LTM Earnings
Minimum	1.7x	1.2x	0.7x	13.5x
Median	2.4x	1.5x	1.5x	16.7x
Maximum	8.3x	2.8x	3.2x	46.6x

Miscellaneous

Berkshire Capital acted as financial advisor to FBR in connection with the merger and will receive a fee comprising (i) $100,000 paid upon execution of its engagement letter with FBR, (ii) monthly retainers totaling $100,000, (iii) $300,000 paid upon delivery of Berkshire Capital’s opinion, and (iv) $1,900,000 upon the consummation of the merger. FBR has also agreed to reimburse Berkshire Capital’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Berkshire Capital and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under the securities laws.

Berkshire Capital has previously provided financial advisory services to FBR in connection with an acquisition transaction by FBR that was announced in July 2015, for which Berkshire Capital received a fee of $75,000.

Berkshire Capital prepared the foregoing analyses solely for purposes of providing the opinion described above to the FBR board of directors. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or traded. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, Berkshire Capital does not assume any responsibility if future results are materially different from those forecast.

The transaction consideration was determined through arm’s-length negotiations between FBR and B. Riley and was approved by the FBR board of directors. Berkshire Capital provided advice to FBR during these negotiations. Berkshire Capital did not, however, recommend any specific transaction consideration to FBR or the FBR board of directors or that any specific transaction consideration constituted the only appropriate consideration for the combination. The decision to enter into the merger agreement was solely that of FBR’s board of directors.

Recommendations of the B. Riley Board of Directors and Reasons for the Merger

After careful consideration, the B. Riley board of directors determined that the merger with FBR and the merger agreement and the other transactions contemplated thereby are advisable, fair to and in the best interests of B. Riley and its stockholders and declared advisable and authorized and approved the merger agreement and the transactions contemplated therein, including the merger, and recommends that B. Riley’s stockholders vote “FOR” the B. Riley share issuance proposal and “FOR” the B. Riley adjournment proposal. In reaching its decision to approve the merger agreement and recommend that B. Riley stockholders approve the B. Riley share issuance proposal, the B. Riley board of directors evaluated the merger in consultation with B. Riley’s senior management and advisors, and considered a number of factors, including the following material factors:

•	B. Riley and FBR’s historical and current financial performance and results of operations; B. Riley and FBR’s business, prospects and long-term strategy; B. Riley and FBR’s competitive position and general economic and stock market conditions, taking into account the presentations made by senior management and the results of B. Riley’s due diligence review of FBR;

•	its belief that combining the two companies would diversify the overall business of B. Riley by adding FBR’s market-leading initial equity franchise to B. Riley’s successful capital markets capabilities and allow for expanded geographic distribution reach with significant operations on the east and west coasts;

•	the complementary aspects of FBR and B. Riley’s businesses, including customer focus, geographic coverage and business orientation and compatibility of the companies’ management and operating styles and the potential to extend B. Riley’s investment banking and brokerage services leadership position;

•	the strong cultural fit of two entrepreneurial financial services firms;

•	the financial terms of the transaction, including the pro forma impact of the merger on the combined company, the combined company’s increased capital base, the potential expense-saving and revenue-enhancing opportunities in connection with the merger and the related potential impact on the combined company’s earnings;

•	the expectation that the transaction will enhance B. Riley’s liquidity, scale and overall financial strength;

•	its understanding of the current and prospective environment in which FBR and B. Riley operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on B. Riley;

•	B. Riley’s successful operating and acquisition track record, specifically B. Riley’s history of efficiently closing and integrating acquisitions;

•	its belief that the merger will permit B. Riley to enhance offerings to existing clients and expand its investment banking capabilities;

•	the expanded opportunities for the combined company, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital and footprint;

•	its belief that the merger is likely to provide substantial value to B. Riley stockholders;

•	its assessment of the likelihood that the merger would be completed in a timely manner and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company after the merger;

•	the structure of the merger and the financial and other terms of the merger agreement, including the fact that FBR shareholders would receive B. Riley common shares, the minimum cash and financial instrument amount condition and the provisions of the merger agreement designed to enhance the probability that the merger will be completed;

•	the potential risk that the potential benefits of the merger would not be realized fully as a result of challenges the companies might face in integrating their technology, personnel and operations, as well as general industry-wide or economic conditions or other factors;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating FBR’s business, operations and workforce with those of B. Riley;

•	the transaction-related costs;

•	the potential risk of diverting management attention and resources from the operation of B. Riley’s businesses or other opportunities and toward the completion of the merger;

•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	the possibility of litigation challenging the merger, and B. Riley’s belief that any such litigation would be without merit; and

•	the potential risk of losing other acquisition opportunities while B. Riley remains focused on completing the merger.

The foregoing discussion of the information and factors considered by the B. Riley board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the B. Riley board of directors. In reaching its decision to adopt and approve the merger agreement, and the other transactions contemplated by the merger agreement, the B. Riley board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The B. Riley board of directors considered all these factors as a whole, including discussions with, and questioning of B. Riley senior management and advisors, and overall considered the factors to be favorable to, and to support, its determination.

This explanation of B. Riley’s reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

B. Riley’s board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding enhanced business prospects, anticipated cost savings and earnings accretion/dilution. The B. Riley board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the transaction.

B. Riley Board of Directors After the Merger

At or prior to the effective time, the number of directors constituting the full B. Riley board of directors will be eight, an increase of one, with Richard J. Hendrix, who is the Chairman, President and Chief Executive Officer of FBR, being appointed to fill the new seat in accordance with the terms of the employment agreement as more fully described in “The Merger Agreement—Related Agreements—Employment Agreement.” In accordance with the terms of the employment agreement, following the closing, Mr. Hendrix will serve as President and Chief Executive Officer of the entity that will house the businesses of FBR and B. Riley & Co., LLC, which we refer to as the combined brokerage business. Information about the current B. Riley directors can be found in the documents listed under “Where You Can Find More Information” included elsewhere in this joint proxy statement/prospectus.

Merger Sub Officers and Sole Member after the Merger

The officers of merger sub immediately prior to the effective time will be the officers of the surviving company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. B. Riley & Co., LLC will remain the sole member of merger sub immediately following the effective time.

Interests of FBR’s Directors and Executive Officers in the Merger

In considering the recommendation of the FBR board of directors in favor of the approval of the merger agreement by FBR shareholders, you should be aware that aside from their interests as shareholders of FBR, the directors and executive officers of FBR have interests in the merger that may differ from, or be in addition to, those of other FBR shareholders generally. Members of the FBR board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the shareholders of FBR that the merger agreement be approved. See the section entitled “The Merger—Background of the Merger” and the section entitled “The Merger—Recommendations of the FBR Board of Directors and Reasons for the Merger.” These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Treatment of FBR Equity Awards

FBR Options. At the effective time, each outstanding FBR option, will be cancelled and converted into a number of B. Riley common shares having a value equal to the final pre-dividend price, less the applicable exercise price and subject to rounding. Any option that has an exercise price that is greater than or equal to the final pre-dividend price will be cancelled for no consideration. As of the date hereof, none of FBR’s executive officers or non-employee directors hold options that are unvested.

FBR Restricted Stock Awards. At the effective time, each outstanding share of restricted stock of FBR will be converted into (i) a number of restricted B. Riley common shares equal to the exchange ratio of 0.671 (rounded to the nearest whole number) and (ii) the right to receive a cash payment in respect of the pre-closing dividend. After the effective time, with respect to employees, including the executive officers of FBR, the restricted B. Riley common shares and the right to receive a cash payment in respect of the pre-closing dividend will continue to be governed by the same terms and conditions (including vesting terms with respect to employees) as applied to the applicable share of FBR restricted stock immediately prior to the effective time. The FBR restricted stock awards held by FBR’s non-employee directors will vest as of immediately prior to the effective time and be treated like FBR common shares generally.

FBR RSUs. At the effective time, each outstanding FBR RSU, whether vested or unvested, will be converted into (i) a B. Riley stock-based RSU covering a number of B. Riley common shares equal to the product (rounded to the nearest whole number) of the exchange ratio of 0.671 and the number of FBR common shares subject to such FBR RSU immediately prior to the effective time and (ii) the right to receive a cash payment in respect of the pre-closing dividend. After the effective time, the B. Riley stock-based RSU and the right to receive a cash payment in respect of the pre-closing dividend will continue to be governed by the same terms and conditions (including vesting conditions with respect to employees, including the executive officers of FBR) as applied to the applicable FBR RSU immediately prior to the effective time. The FBR RSUs held by FBR’s non-employee directors will vest as of immediately prior to the effective time and be settled following the effective time consistent with the terms of the award.

FBR PSUs. At the effective time, each outstanding FBR PSU, whether vested or unvested, will be converted into (i) a B. Riley stock-based RSU covering a number of B. Riley common shares equal to the product (rounded to the nearest whole number) of the exchange ratio of 0.671 and the number of FBR common shares subject to the FBR PSU based on the greater of (x) the number of FBR common shares that would be earned based on actual performance for the most recently completed fiscal quarter prior to the effective time, as reasonably determined by the compensation committee of the FBR board of directors and (y) the level of achievement resulting in 50% of the number of FBR common shares being earned, and (ii) the right to receive a cash payment in respect of the pre-closing dividend. After the effective time, the B. Riley stock-based RSU and the right to receive a cash payment in respect of the pre-closing dividend will continue to be governed by the same terms and conditions (excluding performance-based vesting conditions, but including time-based vesting conditions) as applied to the applicable FBR PSU immediately prior to the effective time.

Quantification of Payments. As noted above, FBR options will be cancelled and settled as of the effective time. In addition, under their terms, FBR equity awards that are assumed by B. Riley (i) that are held by non-employee directors will vest upon a change in control and (ii) that are held by executive officers will vest in the event that, within two years following a change in control, the executive officer’s employment is terminated by B. Riley without cause or by the executive officer with good reason, each of which we refer to as a qualifying termination. The merger will constitute a change in control for purposes of the FBR equity awards.

For an estimate of the amounts that would be payable to each of FBR’s named executive officers on settlement of their unvested FBR equity awards, see “Quantification of Payments and Benefits to FBR’s Named Executive Officers” below. The estimated aggregate amount that would be payable to FBR’s one executive officer who is not a named executive officer in settlement of his unvested FBR equity awards if the effective time occurred on April 17, 2017 and he experienced a qualifying termination on that date is $15,695. We estimate that the aggregate amount that would be payable to FBR’s seven non-employee directors for their unvested FBR equity awards if the effective time occurred on April 17, 2017 is $580,259. The amounts in this paragraph are determined using a per share price of FBR of $18.25, the average closing price per FBR common share over the first five business days following the announcement of the merger agreement.

Existing Employment Agreement with Richard J. Hendrix

Richard J. Hendrix, FBR’s Chairman and Chief Executive Officer, is party to an employment agreement with FBR, which provides for severance benefits in the event that his employment is terminated by FBR without cause, he resigns his employment with good reason, or he dies or becomes disabled.

The employment agreement provides that, in the event Mr. Hendrix is terminated without cause or he resigns with good reason, in each case, on or following a change in control, he will be entitled to:

•	a lump sum cash payment in an amount equal to two times the sum of (i) his annual base salary and (ii) the average annual incentive bonuses earned by Mr. Hendrix with respect to the three completed fiscal years preceding the date of termination;

•	a prorated annual incentive bonus for the year of termination based on actual performance;

•	immediate vesting of all unvested equity awards, other than certain performance awards, which will remain eligible to vest based on the achievement of the applicable performance goals; and

•	three years of health insurance coverage.

In the event that Mr. Hendrix is terminated due to his death or disability, he will be entitled to:

•	a prorated annual incentive bonus for the year of termination based on actual performance; and

•	immediate vesting of all unvested equity awards, other than certain performance awards, which will remain eligible to vest based on the achievement of the applicable performance goals.

The employment agreement provides that any payments or benefits payable to Mr. Hendrix will be reduced to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code, unless Mr. Hendrix would be better off on an after-tax basis receiving all such payments or benefits. Under the employment agreement, Mr. Hendrix is also subject to a confidentiality covenant and, during his employment and for 12 months following his termination of employment with or without cause or with or without good reason, noncompetition and nonsolicitation covenants in favor of FBR.

As discussed more fully below, B. Riley & Co., LLC and B. Riley have entered into a new employment agreement with Mr. Hendrix that supersede his existing FBR employment agreement. See “B. Riley Agreement with Richard J. Hendrix” below.

Quantification of Payments. For an estimate of the value of the payments and benefits described above that would be payable to Mr. Hendrix under his employment agreement with FBR upon a termination without cause or resignation with good reason in connection with the merger, see “Quantification of Payments and Benefits to FBR’s Named Executive Officers” below.

B. Riley Agreement with Richard J. Hendrix

In connection with FBR’s entry into the merger agreement, Mr. Hendrix entered into an employment agreement with B. Riley & Co., LLC and, solely with respect to its obligations under such employment agreement, B. Riley, which we refer to as the new Hendrix employment agreement, effective contingent on the closing of the merger and Mr. Hendrix remaining employed by FBR as of immediately prior to the closing of the merger. The new Hendrix employment agreement provides that, beginning on the closing date, Mr. Hendrix will serve as President and Chief Executive Officer of the combined brokerage business, for a fixed employment term ending December 31, 2020, except that if there is a change in control (as defined in the employment agreement), the term will automatically extend so as to be at least two years from the date of such change in control. During the term of the new Hendrix employment agreement, Mr. Hendrix will also serve on the B. Riley board of directors.

In addition, during the term of the new Hendrix employment agreement, Mr. Hendrix will receive an annual base salary of $750,000 and be eligible to receive an annual bonus based on the combined brokerage business’s pre-CEO adjusted EBITDA (as defined in the new Hendrix employment agreement). Fifty percent of any annual bonus amounts over $1 million will be paid in restricted stock of B. Riley, which will be subject to forfeiture if the combined brokerage business’s pre-CEO adjusted EBITDA for the following fiscal year is negative. Mr. Hendrix will also be eligible to participate in the incentive and benefit plans of B. Riley, B. Riley & Co., LLC, and the combined brokerage business, as applicable.

Upon a termination of employment without cause (as defined in the new Hendrix employment agreement) or by Mr. Hendrix for good reason (as defined in the new Hendrix employment agreement), in addition to any earned but unpaid amounts for service prior to the date of termination, Mr. Hendrix will be entitled to: (i) a payment equal to 1.5 times the sum of the annual salary paid and the average annual incentive bonuses earned in the two completed fiscal years prior to the date of termination, which, prior to a change in control and prior to the first anniversary of the closing date, is not to be less than $1.5 million; (ii) a pro rata annual incentive payment based on annualized financial performance of the combined brokerage business for the fiscal year; (iii) immediate vesting of equity awards, other than certain performance awards which will remain eligible to vest based on the achievement of the applicable performance goals; and (iv) three years of health insurance coverage. Upon a termination of employment due to Mr. Hendrix’s death or disability, in addition to any earned but unpaid amounts for service prior to the date of termination, Mr. Hendrix will be entitled to a pro rata annual incentive payment and the vesting of equity awards, generally as described in clauses (ii) and (iii) above.

Under the new Hendrix employment agreement, Mr. Hendrix will forfeit certain payments made in connection with a change in control to the extent that such forfeiture would place Mr. Hendrix in a more favorable after-tax position under Section 4999 of the Code.

In addition, the new Hendrix employment agreement contains restrictive covenants prohibiting the disclosure of confidential information and, during the term of his employment and for a 12-month period following the termination of his employment by B. Riley & Co., LLC with or without cause or his resignation with or without good reason, competing with the combined brokerage business and soliciting the employees and customers of B. Riley & Co., LLC and its affiliates.

Severance Policy

FBR maintains a severance policy, which we refer to as the FBR severance policy, that provides exempt employees (including executive officers other than Mr. Hendrix) with severance benefits upon an involuntary termination due to a reduction in force/downsizing, job elimination, or other circumstances as determined by FBR. Upon an involuntary termination under the FBR severance policy, executive officers would receive:

•	two weeks of pay for every year of service (subject to a minimum of 6 weeks of pay and a maximum of 26 weeks of pay);

•	payment of any commissions earned as of the date of termination; and

•	at the discretion of FBR, payment of health care insurance premiums for a period of time as determined by FBR.

Quantification of Payments. For an estimate of the amounts that would be payable to each of FBR’s named executive officers (other than Mr. Hendrix) upon an involuntary termination under the FBR severance policy, see “Quantification of Payments and Benefits to FBR’s Named Executive Officers” below. The estimated aggregate amount that would be payable to FBR’s one executive officer who is not a named executive officer upon an involuntary termination under the FBR severance policy if the effective time occurred on April 17, 2017 and he experienced a qualifying termination on that date is $110,000.

Asset Pool Awards under the 2016 Retention and Incentive Plan

Certain of FBR’s executive officers have been granted an award under FBR’s 2016 Retention and Incentive Plan, which we refer to as the FBR 2016 R&I Plan, consisting of an interest in a specified pool of securities (and the proceeds of those securities and any replacement securities), which we refer to as the FBR 2016 asset pool. Awards granted under the FBR 2016 asset pool will vest on February 10, 2020, subject to the executive officer’s continued employment through such date and to accelerated vesting upon certain earlier terminations of employment. In particular, if, during the two years following a change in control, the executive officer is terminated without cause or resigns for good reason, then any award granted under the FBR 2016 asset pool will fully vest. The merger will constitute a change in control for this purpose.

Under the FBR 2016 R&I Plan, vested awards under the FBR 2016 asset pool may be settled in cash or by delivering assets from the FBR 2016 asset pool with an aggregate fair market value equal to the portion of the FBR 2016 asset pool represented by such award.

Quantification of Payments. For an estimate of the amounts that would be payable to each of FBR’s named executive officers on settlement of their unvested FBR 2016 asset pool awards, see “Quantification of Payments and Benefits to FBR’s Named Executive Officers” below. The one executive officer who is not a named executive officer does not hold any unvested FBR 2016 asset pool awards.

Retention Pool

Under the merger agreement, awards of B. Riley stock-based RSUs may be allocated to FBR employees, including executive officers (other than the Chief Executive Officer), under a retention pool established by B. Riley in amounts and on terms as are mutually agreed between the Chief Executive Officer of FBR (or his designee) and the Chief Executive Officer of B. Riley (or his designee), with the grants to be made subject to, and effective upon, the effective time. See “The Merger Agreement—Employee Matters.”

Each of Kenneth P. Slosser, FBR’s Executive Vice President and Head of Investment Banking, Adam J. Fishman, FBR’s Executive Vice President and Head of Institutional Brokerage, and Bradley J. Wright, FBR’s Executive Vice President, Chief Financial Officer, Treasurer, and Chief Administrative Officer, have been allocated awards under the retention pool having an aggregate grant date fair market value equal to $800,000, $800,000, and $400,000, respectively. The awards will vest on the third anniversary of the closing date, subject to the executive officer’s continued employment with B. Riley or its affiliates through such anniversary and to accelerated vesting upon an earlier qualifying termination.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, FBR’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation. This indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

Quantification of Payments and Benefits to FBR’s Named Executive Officers

The table below sets forth the amount of payments and benefits that each of FBR’s named executive officers would receive in connection with the merger, assuming that the merger were consummated and each such executive officer experienced a qualifying termination on April 17, 2017. The amounts below are determined using a price per FBR common share of $18.25, the average closing price per FBR common share over the first five business days following the announcement of the merger agreement, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. Consistent with SEC guidance, the amounts below do not take into account the effect of the new Hendrix employment agreement or any awards of B. Riley stock-based RSUs allocated by B. Riley to named executive officers under the retention pool. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($) (1) (2)	Equity ($)(3)	Perquisites/Benefits ($)(4)	Other ($)(5)	Total ($)
Richard J. Hendrix	2,884,859	1,180,484	88,506	141,452	4,295,301
Bradley J. Wright	138,462	927,356	—	141,452	1,207,269
Kenneth P. Slosser	250,000	1,054,412	—	141,452	1,445,864
Adam J. Fishman	250,000	1,054,412	—	141,452	1,445,864
Gavin A. Beske	175,000	446,213	—	56,581	677,793
James C. Neuhauser(6)	—	179,106	—	—	179,106

(1)	The cash payments payable to Mr. Hendrix consist of (a) a lump sum cash payment in an amount equal to two times the sum of (i) his annual base salary and (ii) the average annual incentive bonuses earned by Mr. Hendrix with respect to the three completed fiscal years preceding the date of termination ($2,466,667); and (b) a prorated annual incentive bonus for the year of termination ($418,192), determined based on actual performance pursuant to the 2017 Performance-Based Annual Incentive Compensation Plan, which we refer to as the ICP, approved by the compensation committee of the FBR board of directors for named executive officers, under which FBR’s named executive officers are eligible to share in the ICP pool in the event the requisite performance goal is met. Under the ICP, a net revenue level of at least $120 million must be achieved, upon which an ICP pool of 6% of net revenue beginning with the first dollar of revenue earned would fund, with any individual executive award not to exceed 3% of net revenue. Historically, the compensation committee of the FBR board of directors has always exercised negative discretion and reduced the amount of the ICP pool paid out to FBR’s named executive officers from its fully funded level. For purposes of this table, it is assumed that 2017 revenue totaled $120 million, resulting in a 6% ICP pool of $7,200,000, divided equally among FBR’s five named executive officers eligible for an award under the 2017 ICP, resulting in $1,440,000, one-fifth of the ICP pool, allocated to Mr. Hendrix based on full-year performance. Assuming a termination of employment as of April 17, 2017, the prorated annual incentive bonus payable to Mr. Hendrix through such date would be $418,192. Both payments are “double-trigger” (i.e., payable upon a qualifying termination following a change in control).

(2)

The cash payments payable to the named executive officers (other than Messrs. Hendrix and Neuhauser) consist of a lump sum cash payment equal to (a) two weeks of pay for every year of service (subject to a minimum of six weeks of pay and a maximum of 26 weeks of pay), and (b) payment of any commissions earned as of the date of termination, in each case, under the FBR severance policy. Both payments are “double-trigger.” Set forth below are the separate value of the severance payment and any unpaid commissions.

Name	Severance Payment (“Double-Trigger”) ($)	Commission Payment (“Double-Trigger”) ($)
Bradley J. Wright	138,462	—
Kenneth P. Slosser	250,000	—
Adam J. Fishman	250,000	—
Gavin A. Beske	175,000	—

(3)	As described above, all FBR options held by named executive officers will vest and be settled at the effective time (i.e., “single-trigger” vesting) and all other FBR equity awards held by named executive officers will vest upon a qualifying termination (i.e., “double-trigger” vesting). Set forth below are the values of each type of unvested equity-based award that would vest upon the effective time or a qualifying termination, as applicable, based on a price per FBR common share of $18.25, the average closing price per FBR common share over the first five business days following the announcement of the merger agreement. None of FBR’s named executive officers hold unvested stock options. For FBR PSUs, assumes performance conditions are deemed satisfied at a level resulting in 50% of the FBR common shares subject to such FBR PSUs being earned, as provided under the merger agreement.

Name	FBR Options ($)	FBR Restricted Stock ($)	FBR RSUs ($)	FBR PSUs ($)
Richard J. Hendrix	—	—	760,259	420,225
Bradley J. Wright	—	—	633,202	294,154
Kenneth P. Slosser	—	—	760,259	294,154
Adam J. Fishman	—	—	760,259	294,154
Gavin A. Beske	—	—	278,112	168,101
James C. Neuhauser	—	—	53,838	125,268

(4)	The amount in the table for Mr. Hendrix equals the estimated value of health coverage continuation for three years following a termination of employment without cause or resignation with good reason. This benefit is “double-trigger.” Because FBR retains discretion as to whether to provide health coverage continuation under the FBR severance policy upon an involuntary termination, no estimated value is included for the named executive officers other than Mr. Hendrix.

(5)	As described above, all awards granted under the FBR 2016 asset pool will become fully vested upon a qualifying termination (i.e., “double-trigger” vesting) and be settled either in cash or in kind (based on the fair market value of the portion of the FBR 2016 asset pool represented by such award).

(6)	Mr. Neuhauser retired effective as of October 31, 2016. He remains eligible to earn the FBR RSUs and a prorated portion of the FBR PSUs he held as of his retirement pursuant to the terms of the applicable award.

Regulatory Approvals Required for the Merger

Completion of the merger is conditioned on (i) the expiration or earlier termination of the applicable waiting period under the HSR Act and (ii) the receipt of approval of each FBR broker-dealer subsidiary’s Continuing Membership Application by FINRA; provided, however, that this condition will be deemed satisfied with respect to approval by FINRA in certain circumstances as described in “The Merger Agreement—Conditions to the Merger,” and such approval not imposing any term, condition or consequence which would constitute a burdensome condition.

Although the parties currently believe they should be able to obtain all required regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to B. Riley after the completion of the merger or will constitute a burdensome condition.

Under the HSR Act, certain transactions, including the merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Antitrust Division of the Department of Justice, which we refer to as the DOJ, and the Federal Trade Commission, which we refer to as the FTC. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the termination of that waiting period. If the DOJ or FTC issues a Request for Additional Information and Documentary Material, which we refer to as a second request, prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier.

B. Riley and FBR each filed the requisite HSR Act notification forms on March 3, 2017. The parties received notice of the early termination of the applicable waiting period under the HSR Act on March 22, 2017.

The indirect change in control of the FBR broker-dealer subsidiaries resulting from the merger is subject to approval by FINRA of each FBR broker-dealer subsidiary’s Continuing Membership Application. FBR submitted the Continuing Membership Applications on March 6, 2017. FBR received approval of each broker-dealer subsidiary’s Continuing Membership Application on April 10, 2017.

Subject to the terms of the merger agreement, B. Riley and FBR have agreed to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable laws to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as reasonably practicable, including as promptly as reasonably practicable:

•	preparing and filing all documentation to effect all necessary notices, reports and other filings; and

•	obtaining all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity and/or any self-regulatory organization in order to consummate the merger or any of the other transactions contemplated by the merger agreement, including using their reasonable best efforts to agree to any requirements or remedies imposed by any applicable governmental entity.

Neither B. Riley nor FBR or any of their respective affiliates are required to pay any consideration to any third parties or give anything of value to obtain any such person’s authorization, approval, consent or waiver to effectuate the merger and the other transactions contemplated by the merger agreement, other than filing, recordation or similar fees.

Each of B. Riley and FBR have agreed to promptly provide to each governmental entity with jurisdiction over enforcement of any applicable antitrust or competition laws non-privileged information and documents requested by any governmental antitrust entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by the merger agreement. B. Riley has further agreed to promptly use its reasonable best efforts to take all reasonably necessary, proper or advisable steps to avoid the entry of, and resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the merger or the other transactions contemplated by the merger agreement.

Notwithstanding the foregoing, neither B. Riley nor FBR or any of their respective subsidiaries or other affiliates are required, in order to obtain any consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity and/or any self-regulatory organization in order to consummate the merger or any of the other transactions contemplated by the merger agreement or otherwise, to agree to, and neither FBR nor any of its subsidiaries or affiliates will agree to without B. Riley’s prior written consent, any conditions, remedies or requirements that, individually or in the aggregate, would reasonably be expected to materially and adversely limit or restrict FBR’s business as currently conducted or as currently contemplated to be conducted following the merger, which we refer to as a burdensome condition.

Subject to applicable laws relating to the exchange of information, FBR and B. Riley will have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with all the information relating to B. Riley or FBR, as the case may be, and any of their respective subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement. Each party will consult with the other in advance and give the other party the opportunity to attend and participate, to the extent not prohibited by any governmental entity, in any meeting with any governmental entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated by the merger agreement. FBR and its subsidiaries may not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the merger and the other transactions contemplated by the merger agreement without the prior written consent of B. Riley (which may be withheld in B. Riley’s sole discretion). In exercising these rights, each of B. Riley and FBR agreed to act reasonably and as promptly as reasonably practicable.

Each of B. Riley and FBR has agreed to keep the other appraised of the status of matters relating to completion of the transactions contemplated by the merger agreement, including promptly furnishing the other with copies of notices or other communications received by B. Riley or FBR, as the case may be, or any of its subsidiaries, from any third party and/or any governmental entity with respect to such transactions. Each of B. Riley and FBR has agreed to give prompt notice to the other of any change, fact or condition that has had or would reasonably be expected to have a material adverse effect or of any failure of any condition to the other party’s obligations to effect the merger.

Accounting Treatment

B. Riley prepares its financial statements in accordance with United States generally accepted accounting principles, which we refer to as GAAP. The transaction will be accounted for using the acquisition method of accounting. B. Riley will be treated as the acquiror for accounting purposes.

Public Trading Markets

B. Riley common shares are listed on Nasdaq under the symbol “RILY.” FBR common shares are listed on Nasdaq under the symbol “FBRC.” As promptly as practicable after the effective time, and no more than 10 days after the effective time, FBR common shares will be delisted from Nasdaq and thereafter will be deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. The B. Riley common shares issued in the merger will be listed on Nasdaq.

Exchange of Shares in the Merger

The conversion of FBR common shares into the right to receive the merger consideration will occur automatically at the effective time. Promptly after the effective time, but in any event within five business days thereafter, the exchange agent will send to each FBR shareholder of record at the effective time appropriate transmittal materials and instructions for effecting the exchange of FBR common shares for the merger consideration the holder is entitled to receive under the merger agreement. Upon surrender of certificates or book entry shares for cancellation along with the other documents described in the instructions, an FBR shareholder will receive a number of whole B. Riley common shares that such holder is entitled to receive based on the exchange ratio of 0.671 for each FBR common share and a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) equal to any cash in lieu of fractional shares plus any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the terms of the merger agreement.

Appraisal Rights

Under Virginia law, FBR shareholders will not be entitled to exercise any appraisal or dissenters’ rights in connection with any of the proposals being presented to them.

Litigation Relating to the Merger

On April 4, 2017, a purported FBR shareholder filed a putative class action against FBR and the members of the FBR board of directors that challenges the disclosures made in connection with the merger. The lawsuit was filed in the United States District Court for the Eastern District of Virginia and is styled Michael Rubin v. FBR & Co., et al., Case No. 1:17-cv-00410-LMB-MSN. The Rubin complaint alleges that the registration statement of which this joint proxy statement/prospectus forms a part fails to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder. The alleged omissions generally relate to (i) certain financial projections; (ii) alleged conflicts of interest faced by FBR’s executive officers and FBR’s financial advisor, Berkshire; (iii) the process prior to the merger; and (iv) certain valuation analyses performed by Berkshire. Based on these allegations, the plaintiff in the Rubin action seeks to enjoin the forthcoming shareholder vote on the merger and the consummation of the merger or, in the alternative, for rescission of the merger or rescissory damages. The plaintiff in the Rubin action also seeks certain costs and fees, including attorneys’ and experts’ fees. Each of FBR and B. Riley believes that the claims asserted in the Rubin action are without merit.

On April 12, 2017, another purported shareholder of FBR filed a second putative class action against the same defendants that also challenges the disclosures made in connection with the merger. The lawsuit was also filed in the United States District Court for the Eastern District of Virginia, and is styled Woo J. Kim v. FBR & Co., et al., Case No. 1:17-cv-00444-LMB-IDD. The Kim complaint asserts substantially the same claims as the Rubin complaint, and those claims are based on substantially the same categories of alleged omissions. The plaintiff in the Kim action seeks to enjoin the consummation of the merger or, in the alternative, for rescission of the merger or rescissory damages. The plaintiff in the Kim action also seeks damages and certain costs and fees, including attorneys’ and experts’ fees. Each of FBR and B. Riley believes that the claims asserted in the Kim action are without merit.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to and qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Appendix A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety before making any decisions regarding the merger, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about B. Riley or FBR. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings B. Riley and FBR make with the SEC, as described in the section entitled “Where You Can Find More Information.”

Explanatory Note

The merger agreement and the summary of its terms in this joint proxy statement/prospectus have been included only to provide you with information about the terms and conditions of the merger agreement. Factual disclosures about B. Riley and FBR contained in this joint proxy statement/prospectus or in the public reports of B. Riley and FBR filed with the SEC may supplement, update or modify the factual disclosures about B. Riley and FBR contained in the merger agreement. The representations, warranties and covenants contained in the merger agreement are made by B. Riley, merger sub and FBR only for purposes of the merger agreement and as of specific dates and were qualified and subject to certain limitations and exceptions agreed to by B. Riley, merger sub and FBR in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the transaction if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. Stockholders are not third-party beneficiaries under the merger agreement. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, and, in some cases, they may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the merger agreement or other public disclosures made by B. Riley or FBR. The representations and warranties contained in the merger agreement do not survive the effective time. Moreover, information concerning the subject matter of the representations, warranties and covenants, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement, and subsequent developments or new information may not be fully reflected in public disclosures of B. Riley or FBR.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or conditions of B. Riley, merger sub or FBR or any of their respective subsidiaries. Instead, such provisions or descriptions should be read in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

The Merger

The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, at the effective time, FBR will merge with and into merger sub, which is a wholly owned, limited liability company subsidiary of B. Riley that is disregarded from B. Riley for U.S. federal income tax purposes, with merger sub continuing as the surviving company. At the effective time of the merger, the separate corporate existence of FBR will cease, with all its rights, privileges, immunities, powers and franchises vesting in the surviving company.

Effects of the Merger

As a result of the merger, there will no longer be any publicly held FBR common shares. In receiving B. Riley common shares as merger consideration, former FBR shareholders will only participate in B. Riley’s future earnings and potential growth through their ownership of B. Riley common shares. All of the other incidents of direct stock ownership in FBR, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from FBR, will be extinguished upon completion of the merger.

Closing and Effective Time of the Merger

The merger agreement provides that the closing will occur on the first business day, which we refer to as the closing date, following the day on which all the closing conditions (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, unless otherwise mutually agreed by B. Riley and FBR.

The merger will be become effective on the date on which the last of the following actions have been completed: (i) the certificate of merger is issued by the State Corporation Commission of the Commonwealth of Virginia, (ii) the certificate of merger has been duly filed with the Secretary of State of the State of Delaware, or (iii) at such later time as may be agreed by the parties in writing and specified in the articles of merger and the certificate of merger, which we refer to as the effective time. Assuming timely satisfaction of the necessary closing conditions, we currently expect the closing to occur in the second quarter of 2017. However, there can be no assurance as to when or if the merger will occur.

As described below, if the merger has not closed by 5:00 p.m., Eastern Time, on September 30, 2017, which we refer to as the outside date, the merger agreement may be terminated by either B. Riley or FBR.

Certificate of Formation; Limited Liability Company Agreement

The certificate of formation and the limited liability company agreement of merger sub in effect immediately prior to the effective time will be the certificate of formation and the limited liability company agreement of the surviving company until thereafter amended.

Directors

The merger agreement provides that at or prior to the effective time, the number of directors constituting the full B. Riley board of directors will be eight, an increase of one, with Richard J. Hendrix, who is the Chairman, President and Chief Executive Officer of FBR, being appointed to fill the new seat in accordance with the terms of the employment agreement described in the section entitled “The Merger Agreement—Related Agreements—Employment Agreement.” In accordance with the terms of the employment agreement, following the closing, Mr. Hendrix will serve as president and chief executive officer of the combined brokerage business.

Officers and Sole Member

The officers of merger sub immediately prior to the effective time will be the officers of the surviving company as of the effective time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. B. Riley & Co., LLC will remain the sole member of merger sub immediately following the effective time.

Merger Consideration

The merger agreement provides that, at the effective time, each FBR common share issued and outstanding immediately prior to the effective time (other than FBR common shares owned by B. Riley, merger sub, FBR or any of their direct or indirect wholly owned subsidiaries, which shares we refer to as excluded shares), will be converted into, and become exchangeable for 0.671 B. Riley common shares together with the right, if any, to receive cash in lieu of fractional shares. As of the effective time of the merger, each FBR common share, other than excluded shares, will be cancelled and will cease to exist and will represent the right to receive the merger consideration and/or cash in lieu of fractional shares and any dividends or distributions that such former FBR common shares may be entitled to receive under the merger agreement. As a result of the merger and without any action on the part of the holder of each excluded share, each excluded share will cease to be outstanding, be cancelled without payment of any consideration therefor and will cease to exist. Based upon the 7,099,114 FBR common shares outstanding as of the close of business on the record date, B. Riley will issue approximately 4,877,147 B.  Riley common shares at the closing.

Treatment of FBR Equity Awards

FBR Options

At the effective time, each outstanding option to acquire FBR common shares, which we refer to as an FBR option, will be cancelled and converted into a number of B. Riley common shares equal to the quotient (rounded down to the nearest whole number) of (i) the number of FBR common shares subject to such FBR option immediately prior to the effective time multiplied by the FBR option spread, divided by (ii) the B. Riley share VWAP.

For the purposes of the merger agreement:

•	the “FBR option spread” means the final FBR pre-dividend price minus the exercise price per FBR common share of the applicable FBR option;

•	the “final FBR pre-dividend price” means the closing price of an FBR common share on the trading day immediately prior to the trading day on which the FBR common shares trade ex-dividend with respect to the per share pre-closing dividend, or if the FBR common shares do not ever trade ex-dividend, on the trading day immediately prior to the effective time; and

•	the “B. Riley share VWAP” means the volume weighted average price of a B. Riley common share for a 10-trading day period, starting with the opening of trading on the 11th trading day prior to the closing date to the closing of trading on the second to last trading day prior to the closing date.

FBR Restricted Stock Awards

At the effective time, each outstanding share of restricted stock of FBR will be converted into (i) a number of restricted B. Riley common shares equal to 0.671 (rounded to the nearest whole number) and (ii) a pre-closing dividend right. After the effective time, the restricted B. Riley common shares and pre-closing dividend right will continue to be governed by the same terms and conditions (including vesting terms with respect to employees) as applied to the applicable share of FBR restricted stock immediately prior to the effective time. The FBR restricted stock awards held by FBR’s non-employee directors will vest as of immediately prior to the effective time and be treated like shares of common stock generally.

For the purposes of the merger agreement, a “pre-closing dividend right” means the right to receive a cash payment equal to the per share pre-closing dividend, multiplied, in the case of FBR RSUs and FBR PSUs, by the number of FBR common shares subject to such FBR RSU or FBR PSU (determined in accordance with the merger agreement).

FBR RSUs

At the effective time, each outstanding restricted stock unit of FBR, which we refer to as an FBR RSU, whether vested or unvested, will be converted into (i) a restricted stock unit denominated in B. Riley common shares, which we refer to as a B. Riley stock-based RSU, covering a number of B. Riley common shares equal to the product (rounded to the nearest whole number) of the exchange ratio of 0.671 and the number of FBR common shares subject to such FBR RSU immediately prior to the effective time and (ii) a pre-closing dividend right. After the effective time, the B. Riley stock-based RSU and pre-closing dividend right will continue to be governed by the same terms and conditions (including vesting conditions with respect to employees) as applied to the applicable FBR RSU immediately prior to the effective time. The FBR RSUs held by FBR’s non-employee directors will vest as of immediately prior to the effective time and be settled following the effective time consistent with the terms of the award.

FBR PSUs

At the effective time, each outstanding performance stock unit of FBR, which we refer to as an FBR PSU, whether vested or unvested, will be converted into (i) a B. Riley stock-based RSU covering a number of B. Riley common shares equal to the product (rounded to the nearest whole number) of the exchange ratio of 0.671 and the number of FBR common shares subject to the FBR PSU based on the greater of (x) the number of FBR common shares that would be earned based on actual performance for the most recently completed fiscal quarter prior to the effective time, as reasonably determined by the compensation committee of the FBR board of directors and (y) the level of achievement resulting in 50% of the number of FBR common shares being earned, and (ii) the right to receive a cash payment in respect of the pre-closing dividend. After the effective time, the B. Riley stock-based RSU and the right to receive a cash payment in respect of the pre-closing dividend will continue to be governed by the same terms and conditions (excluding performance-based vesting conditions, but including time-based vesting conditions) as applied to the applicable FBR PSU immediately prior to the effective time.

FBR Investor Option

At the effective time, each FBR investor option, whether vested or unvested, will cease to represent an option to purchase FBR common shares and will be converted into an option, which we refer to as a B. Riley option, to purchase (i) a number of B. Riley common shares (rounded to the nearest whole number) equal to the product of (A) the number of FBR common shares subject to each such FBR investor option immediately prior to the effective time, multiplied by (B) the pre-closing dividend adjustment ratio, multiplied by (C) the exchange ratio of 0.671, (ii) at an exercise price per B. Riley common share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per FBR common share of such FBR investor option, divided by (B) the pre-closing dividend adjustment ratio, divided by (C) the exchange ratio of 0.671. After the effective time, the FBR investor options will continue to be governed by the same terms and conditions as applied to the applicable FBR investor option immediately prior to the effective time.

For the purposes of the merger agreement, the “pre-closing dividend adjustment ratio” means a fraction, the numerator of which is the final pre-dividend price and the denominator of which is the excess of the final pre-dividend prices over the per share pre-closing dividend.

Exchange Procedures

At or prior to the effective time, B. Riley will deposit or cause to be deposited with a nationally recognized financial institution selected by B. Riley with FBR’s prior approval (which approval will not be unreasonably conditioned, withheld or delayed) B. Riley common shares in uncertificated form or book-entry form and cash to be exchanged for FBR common shares in the merger, as well as any dividends or other distributions, if any.

Upon surrender of certificates or book entry shares for cancellation along with the other documents described in the instructions, an FBR shareholder will receive:

•	a number of whole B. Riley common shares that such holder is entitled to receive, as described in “The Merger Agreement–Merger Consideration–Conversion of FBR Common Shares” above; and

•	and a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) equal to any cash in lieu of fractional shares plus any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the merger agreement.

Dividends and Distributions

Until certificates or book-entry shares representing FBR common shares are surrendered for exchange, any dividends or other distributions with a record date after the effective time with respect to B. Riley common shares into which such FBR common shares may have been converted will not be paid. Following surrender of any such certificates or book-entry shares, the record holder thereof will be entitled to receive, without interest, any dividends or other distributions with a record date after the effective time payable with respect to the whole number of B. Riley common shares represented by such certificates or book-entry shares and paid prior to the surrender date, and at the appropriate payment date, the amount of dividends or other distributions payable with respect to B. Riley common shares represented by such certificates or book-entry shares with a record date after the effective time but before the surrender date and with a payment date after the issuance of B. Riley common shares issuable with respect to such certificates or book-entry shares.

Transfers

From and after the effective time, there will be no transfers on the share transfer books of FBR of any FBR common shares that were outstanding immediately prior to the effective time.

Cash in Lieu of Fractional Shares

No fractional B. Riley common shares will be issued upon the conversion of FBR common shares under the merger agreement. In lieu of the issuance of any such fractional share, B. Riley will pay to each former shareholder of FBR who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the per share closing prices of B. Riley common shares on the Nasdaq (as reported in The Wall Street Journal (Northeast edition) or, if not reported thereby, another authoritative source) for 20 full trading days ending on the fifth business day prior to the closing date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of B. Riley common shares which such holder would otherwise be entitled to receive. No FBR shareholder will be entitled by virtue of the right to receive cash in place of fractional shares to any dividends, voting rights or other rights in respect of any fractional share of B. Riley common shares.

Lost, Stolen or Destroyed Share Certificates

If a certificate for FBR common shares has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction and, if required by B. Riley, the posting of a bond to indemnify B. Riley against any claim that may be made against it with respect to such certificate.

Withholding Rights

B. Riley will be entitled to deduct and withhold any applicable taxes from the consideration otherwise payable to FBR shareholders and pay over such withheld amounts to the appropriate governmental entity. Any amount so withheld will be treated for all purposes of the merger agreement as having been paid to the FBR shareholder in respect of which the deduction and withholding was made by the surviving company or B. Riley.

Adjustments to Prevent Dilution

In the event that, prior to the effective time or termination of the merger agreement, whichever is earlier, the issued and outstanding FBR common shares or securities convertible or exchangeable into or exercisable for FBR common shares or the issued and outstanding B. Riley common shares or securities convertible or exchangeable into or exercisable for B. Riley common shares are changed into a different number of shares or securities of a different class, as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period has been declared, then the merger consideration (including the pre-closing dividend) will be equitably adjusted to provide the FBR shareholders and the B. Riley stockholders the same economic effect as contemplated by the merger agreement prior to such event.

Representations and Warranties

The merger agreement contains representations and warranties made by, on the one hand, FBR to B. Riley and merger sub and, on the other hand, by B. Riley and merger sub to FBR. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not and do not have actual knowledge. In addition, the representations and warranties contained in the merger agreement are subject to specified exceptions and qualifications in B. Riley and FBR’s respective public filings with the SEC and the confidential disclosure letters that the parties have exchanged in connection with signing the merger agreement, which disclosure letters will not be reflected in the merger agreement or otherwise publicly disclosed and that are made for the purpose of, among other things, allocating contractual risk between B. Riley and FBR rather than establishing matters as facts, and may be subject to standards of materiality that differ from the standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as actual characterizations of the actual state of facts or condition of B. Riley, FBR, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by B. Riley and FBR. The representations and warranties and other provisions of the merger agreement should not be read alone but, instead, should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

For purposes of the merger agreement, a “material adverse effect” with respect to FBR or B. Riley, as the case may be, means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, liabilities, business or results of operations of FBR and its subsidiaries taken as a whole, or B. Riley and its subsidiaries taken as a whole, as the case may be; provided, however, that none of the following, in and of itself or themselves, will be deemed to constitute a material adverse effect:

•	effects resulting from the worsening of geopolitical conditions or changes in the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States or any jurisdiction in which FBR or any of its subsidiaries or B. Riley or any of its subsidiaries, as the case may be, operate or in which any of their respective products or services are sold (except such change, event, occurrence or effect will be taken into account in determining whether a material adverse effect has occurred if it disproportionately adversely affects FBR and its subsidiaries or B. Riley and its subsidiaries, as the case may be, compared to other companies of similar size operating in the industries in which such party operates but only to the extent of such disproportionate effect);

•	changes that are the result of factors generally affecting the industries in which FBR and its subsidiaries or B. Riley and its subsidiaries, as the case may be, operate, including changes in laws affecting such industries (except such change, event, occurrence or effect will be taken into account in determining whether a material adverse effect has occurred if it disproportionately adversely affects FBR and its subsidiaries or B. Riley and its subsidiaries, as the case may be, compared to other companies of similar size operating in the industries in which such party operates but only to the extent of such disproportionate effect);

•	any loss of, or adverse change in, the relationship of FBR or any of its subsidiaries or B. Riley or any of its subsidiaries, as the case may be, contractual or otherwise, with governmental entities, self-regulatory organizations, customers, clearing brokers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, independent contractors, business associates or similar relationship that were primarily the result of the entry into, announcement, pendency or performance of the transactions contemplated by the merger agreement;

•	changes in GAAP or in any law of general applicability after the date of the merger agreement (except such change, event, occurrence or effect will be taken into account in determining whether a material adverse effect has occurred if it disproportionately adversely affects FBR and its subsidiaries or B. Riley and its subsidiaries, as the case may be, compared to other companies of similar size operating in the industries in which such party operates but only to the extent of such disproportionate effect);

•	any failure by FBR or B. Riley, as the case may be, to meet any financial projections or forecasts or estimates of revenues or earnings for any period, but not the underlying causes thereof unless separately excluded;

•	a decline in the market price, or change in trading volume, of the FBR common shares or B. Riley common shares, as the case may be, on Nasdaq, but not the underlying causes thereof unless separately excluded;

•	any acts of terrorism, sabotage or wars, acts of God, natural disasters, weather conditions or other calamities (except such change, event, occurrence or effect will be taken into account in determining whether a material adverse effect has occurred if it disproportionately adversely affects FBR and its subsidiaries or B. Riley and its subsidiaries, as the case may be, compared to other companies of similar size operating in the industries in which such party operates but only to the extent of such disproportionate effect); or

•	any action taken by a party with the other party’s consent or any action taken by a party that was required to be taken pursuant to the terms of the merger agreement (other than the requirement to operate in the ordinary and usual course and use reasonable best efforts to preserve business organizations intact and maintain existing relations and goodwill).

The merger agreement contains representations and warranties made by FBR to B. Riley and merger sub relating to a number of matters, including, among other things, the following:

•	organization, good standing and qualification to do business;

•	capital structure, including the number of FBR common shares and equity-based awards outstanding and reserved for issuance under the FBR equity plans;

•	the organization and existence of any subsidiaries;

•	requisite corporate authority relating to the execution, delivery and performance of the merger agreement and the consummation of the contemplated transactions, the requisite FBR shareholder approval, the enforceability of the merger agreement, the board recommendation and the receipt of a fairness opinion;

•	consents and approvals relating to the execution, delivery and performance of the merger agreement, including required filings with, and the consents and approvals of, government entities in connection with the transactions contemplated by the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, contracts or applicable laws as a result of the execution, delivery and performance of the merger agreement and the completion of the merger and the other transactions contemplated by the merger agreement;

•	filings with the SEC and the accuracy of the information contained therein;

•	internal controls over financial reporting and disclosure controls and procedures;

•	compliance with GAAP;

•	financial statements and fair presentation of consolidated financial position and results of operations;

•	conduct of business in the ordinary course consistent with past practice and the absence of a material adverse effect since December 31, 2015;

•	absence of certain litigation, orders, injunctions and undisclosed liabilities;

•	employee benefits matters;

•	labor matters;

•	compliance with applicable law and licenses, including the existence of investigations or reviews by governmental entities;

•	inapplicability of certain anti-takeover statutes or anti-takeover provisions in organizational documents;

•	environmental matters;

•	tax matters;

•	intellectual property matters;

•	insurance matters;

•	matters with respect to certain material contracts;

•	real property matters;

•	broker-dealer matters;

•	data protection and privacy matters;

•	brokers’ and finders’ fees payable in connection with the merger;

•	the absence of indebtedness; and

•	absence of action or circumstance that could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

The merger agreement also contains representations and warranties made by B. Riley and merger sub to FBR relating to a number of matters, including, among other things, the following:

•	organization, good standing and qualification to do business;

•	capital structure, including the number of B. Riley common shares and equity-based awards outstanding and reserved for issuance under the B. Riley equity plans;

•	requisite corporate authority relating to the execution, delivery and performance of the merger agreement and the consummation of the contemplated transactions, the requisite B. Riley stockholder approval, the enforceability of the merger agreement, the board recommendation and the B. Riley share issuance;

•	consents and approvals relating to the execution, delivery and performance of the merger agreement, including required filings with, and the consents and approvals of, government entities in connection with the transactions contemplated by the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, contracts or applicable laws as a result of the execution, delivery and performance of the merger agreement and the completion of the merger and the other transactions contemplated by the merger agreement;

•	filings with the SEC and the accuracy of the information contained therein;

•	internal controls over financial reporting and disclosure controls and procedures;

•	compliance with GAAP;

•	financial statements and fair presentation of consolidated financial position and results of operations;

•	conduct of business in the ordinary course and the absence of a material adverse effect since December 31, 2015;

•	absence of certain litigation, orders, injunctions and undisclosed liabilities;

•	compliance with applicable law, including the existence of investigations or reviews by governmental entities;

•	broker dealer matters;

•	inapplicability of certain anti-takeover statutes or anti-takeover provisions in organizational documents;

•	brokers’ and finders’ fees payable in connection with the merger; and

•	absence of action or circumstance that could reasonably be expected to prevent the merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

The representations and warranties in the merger agreement do not survive the consummation of the merger and, as described below under “The Merger Agreement—Effect of Termination,” if the merger agreement is validly terminated, there will be no liability under the representations and warranties of the parties, unless a party willfully and materially breached the merger agreement.

Conduct of FBR’s Business

FBR has agreed as to itself and its subsidiaries that, except as otherwise expressly required by the merger agreement, required by applicable law, approved in writing by B. Riley or set forth in the FBR disclosure letter, after the date of the merger agreement and prior to effective time (unless B. Riley otherwise approves in writing (such approval not to be unreasonably withheld, conditioned or delayed)), the business of FBR and its subsidiaries will be conducted in the ordinary and usual course and, to the extent consistent therewith, FBR and its subsidiaries will use their respective reasonable best efforts to preserve their business organization intact and maintain existing relations and goodwill with governmental entities, self-regulatory organizations, customers, clearing brokers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, independent contractors and business associates and keep available the services of FBR and its subsidiaries’ present officers, employees, independent contractors and agents, except as required by applicable law.

In addition to the general covenants above, FBR has agreed that after the date of the merger agreement and prior to the effective time, except as otherwise expressly required by the merger agreement, required by applicable law, approved in writing by B. Riley (such approval not to be unreasonably withheld, conditioned or delayed) or set forth in the FBR disclosure letter, FBR will not, and will not permit its subsidiaries to:

•	adopt or propose any change in its articles of incorporation or bylaws or comparable governing documents;

•	merge or consolidate itself or any of its subsidiaries with any other person, except for any such transactions among its wholly owned subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

•	acquire assets outside of the ordinary course of business from any other person in any transaction or series of related transactions, other than (A) acquisitions pursuant to and in accordance with the terms of contracts in effect as of the date of the merger agreement or (B) underwritten transactions and/or transactions effected pursuant to Rule 144A of the Securities Act, which are not in excess of $20,000,000 in the aggregate

•	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or otherwise enter into any contract or understanding with respect to the voting of, any shares of its capital stock or that of any of its subsidiaries (other than (A) the FBR voting agreements or (B) the issuance of shares (i) by its wholly owned subsidiary to it or another of its wholly owned subsidiaries, (ii) in respect of FBR options, shares of restricted stock of FBR, FBR RSUs and FBR PSUs outstanding as of the date of the merger agreement or permitted to be granted under the merger agreement, in each case, in accordance with their terms and, as applicable, FBR’s 2006 Long Term Incentive Plan, as amended and restated, including each subplan thereof (including FBR’s 2013 Performance Share Unit Program and FBR’s 2016 Retention and Incentive Plan), as in effect on the date of the merger agreement, or (iii) pursuant to the FBR investor option), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•	create or incur any encumbrance on any of its assets or any of its subsidiaries assets, except in the ordinary course of business;

•	make any loans, advances, guarantees or capital contributions to or investments in any person (other than to or from FBR and any of its wholly owned subsidiaries), except in connection with securities lending in the ordinary course of business or capital markets transactions in the ordinary course of business and not in excess of $2,500,000;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (i) dividends paid by any direct or indirect wholly owned subsidiary to FBR or to any other direct or indirect wholly owned subsidiary or (ii) the pre-closing dividend);

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•	incur any indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except in connection with securities lending in the ordinary course of business or capital markets transactions in the ordinary course of business and not in excess of $2,500,000;

•	except to the extent specifically provided by, and consistent with the line items set forth in, FBR’s capital budget, make or authorize any payment of, or accrual or commitment for, capital expenditures;

•	other than in the ordinary course of business consistent with past practice, enter into any contract that would have been a material contract had it been entered into prior to the merger agreement or amend, modify, supplement, waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any material contract, other than expirations of any such contract in the ordinary course of business in accordance with the terms of such contract, or cancel, modify or waive any debts or claims held by it or waive any rights, except in the ordinary course of business;

•

settle any action, suit, claim, hearing, arbitration, investigation or other proceedings (except in the ordinary course of business or for money damages not to exceed $500,000 in the aggregate) or on a basis that would result in the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any governmental entity or self-regulatory organization that would restrict the future activity or conduct of FBR or any of its subsidiaries or a finding or admission of a violation of law or violation of the rights of any person or that is brought by any current, former or purported holders of any capital stock or debt securities of FBR or any of its subsidiaries relating to the merger or the other transactions contemplated by the merger agreement;

•	make any changes with respect to accounting policies or procedures, except as required by changes in GAAP;

•	take any action that would result in a material diminution for the net capital of FBR Capital Markets & Co. or MLV & Co. LLC, which we refer to as the FBR broker-dealer subsidiaries, not in the ordinary course of business consistent with past practice or a failure to comply with the net capital requirements of the SEC, FINRA and any self-regulatory organization applicable to the FBR broker-dealer subsidiaries, except the payment of the pre-closing dividend;

•	fail to duly and timely file all material reports and other material documents required to be filed with FINRA, the SEC or any other governmental entity or self-regulatory organization, subject to extensions permitted by law or applicable rules and regulations;

•	fail to maintain in full force and effect all insurance policies covering FBR and its subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

•	make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, settle any material tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of taxes, take any action which is reasonably likely to result in a material increase in the tax liability of FBR or its subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the closing date, the tax liability of B. Riley or its affiliates;

•	transfer, sell, lease, assign, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any encumbrance upon, any assets, product lines or businesses material to it or any of its subsidiaries, including capital stock of any of its subsidiaries, except in connection with services provided in the ordinary course of business and sales of obsolete assets, other than pursuant to material contracts as in effect prior to the date of the merger agreement;

•	(A) sell, assign or otherwise transfer any intellectual property rights to any person, (B) grant any license, covenant not to sue, release, waiver or other right under any intellectual property rights to any person, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice, or (C) cancel, abandon or allow to lapse or expire any material intellectual property rights;

•	except as required by applicable law or pursuant to the terms of any plan in effect as of the date of the merger agreement:

•	increase the cash compensation or benefits payable or to become payable to its directors, officers, employees or individual independent contractors, except, for employees who are not executive officers for purposes of Section 16 of the Exchange Act, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 6% individually or 3% in the aggregate;

•	grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of FBR or any FBR subsidiary;

•	take any action to amend or waive any vesting criteria or accelerate vesting, exercisability or funding under any plan or award granted thereunder;

•	become a party to, establish, adopt, materially amend, commence participation in or terminate any plan or any arrangement that would have been a plan had it been entered into prior to the merger agreement;

•	grant any new awards, or amend or modify the terms of any outstanding awards, under any plan, subject to certain exceptions;

•	forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any FBR employee;

•	hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $200,000 individually or $1,000,000 in the aggregate; or

•	terminate the employment of any executive officer other than for cause;

•	become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

•	change in any material respect the cash management practices, policies or procedures of FBR or any of its subsidiaries with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, payment of accounts payable, purchases, prepayment of expenses or deferral of revenue, from FBR’s and its subsidiaries’ practices, policies and procedures with respect thereto in the ordinary course of business consistent with past practice, including (i) taking (or omitting to take) any action that would have the effect of accelerating revenues, accelerating cash receipts or accelerating the collection of accounts receivable to pre-closing periods that would otherwise be expected to take place or be incurred in post-closing periods, or (ii) taking (or omitting to take) any action that would have the effect of delaying or postponing the payment of any accounts payable to post-closing periods that would otherwise be expected to be paid in pre-closing periods;

•	take any action or omit to take any action that is intended to or would reasonably be likely to result in any of the conditions to the merger not being satisfied; or

•	agree, authorize or commit to do any of the foregoing.

B. Riley Forbearance

B. Riley has agreed to a more limited set of restrictions on its business prior to the effective time. Specifically, B. Riley has agreed that after the date of the merger agreement and prior to the effective time (unless FBR otherwise approves in writing (such approval not to be unreasonably withheld, conditioned or delayed)), except as otherwise expressly required by the merger agreement, required by applicable law or set forth in the B. Riley disclosure letter, B. Riley will not, and will not permit its subsidiaries to:

•	adopt or propose any change in B. Riley’s certificate of incorporation or bylaws in any manner that would prohibit the merger or the consummation of the other transactions contemplated by the merger agreement or would reasonably be expected to have a material and adverse impact on the value of B. Riley common shares that disproportionately affects the FBR shareholders;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned subsidiary to B. Riley or to any other direct or indirect wholly owned subsidiary or for quarterly dividends on B. Riley common shares not in excess of 25% of B. Riley’s adjusted EBITDA as to any given quarter calculated in a manner consistent with B. Riley’s historical practices);

•	to the extent such action would prevent, materially delay or materially impair the ability of B. Riley or merger sub to consummate the merger, make any repurchase or other acquisition of any outstanding B. Riley common shares (other than repurchases or other acquisitions of B. Riley common shares in open market transactions at market prices or in connection with an accelerated share repurchase transaction or similar transaction on customary terms);

•	split, combine, reduce or reclassify any of its issued or unissued shares of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of its capital stock in any manner that would reasonably be expected to have a material and adverse impact on the value of B. Riley common shares;

•	take any action or omit to take any action that is intended to or would reasonably be likely to result in any of the conditions to the merger not being satisfied;

•	merge or consolidate merger sub with any other person (other than FBR);

•	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or otherwise enter into any contract or understanding with respect to the voting of, any membership interests of merger sub, or securities convertible or exchangeable into or exercisable for any such membership interests, or any options, warrants or other rights of any kind to acquire any membership interests or such convertible or exchangeable securities; or

•	agree, authorize or commit to do any of the foregoing.

No Solicitation or Negotiation of Acquisition Proposals

FBR was required upon the execution of the merger agreement to, and to cause its subsidiaries and representatives to, immediately cease and cause to be terminated any discussions and negotiations with any person conducted prior to execution of the merger agreement with respect to any acquisition proposal, or proposal that would reasonably be expected to lead to an acquisition proposal. FBR will also promptly deliver a written notice to each such person providing only that FBR is ending all discussions and negotiations with such person with respect to any acquisition proposal or proposal or transaction that would reasonably be expected to lead to an acquisition proposal and informing such persons of their obligations under the merger agreement and requesting the prompt return or destruction of all confidential information concerning FBR and any of its subsidiaries. FBR will also promptly terminate all physical and electronic data access previously granted to such persons. The merger agreement also provides that, until the earlier of the termination of the merger agreement and the effective time, FBR will not and none of its subsidiaries nor any of the directors, officers and employees of FBR or its subsidiaries will, and FBR will use its reasonable best efforts to instruct and cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal (other than discussions solely to clarify such proposal or offer);

•	engage in, continue or otherwise participate in any discussions with or negotiations relating to any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an acquisition proposal (other than to state that the terms of the merger agreement prohibit such discussions);

•	provide any information to any person in connection with any acquisition proposal or any proposal or offer that would reasonably be expected to lead to an acquisition proposal; or

•	otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement:

•	any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving FBR or any of its subsidiaries; or

•	any acquisition by any person or group resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of FBR or any of its subsidiaries, or 15% or more of the consolidated net revenues, net income or total assets of FBR.

Fiduciary Exception

Notwithstanding the foregoing, at any time prior to obtaining the requisite FBR shareholder approval, but not after, in response to an unsolicited, bona fide written acquisition proposal and if, and only if, prior to taking such action the FBR board of directors determines in good faith, after consultation with outside legal counsel that (A) based on the information then available and after consultation with its independent financial advisor that such acquisition proposal either constitutes a superior proposal or would reasonably be expected to result in a superior proposal and (B) such action is reasonably necessary in order for the directors of FBR to comply with their fiduciary duties under applicable law, FBR may:

•	provide information in response to a request therefor (including non-public information regarding FBR or any of its subsidiaries) to the person who made such acquisition proposal, as long as such information has previously been made available to, or is made available to, B. Riley prior to or concurrently with the time such information is made available to such person and that, prior to furnishing any such information, FBR receives from the person making such acquisition proposal an executed confidentiality agreement with terms not less restrictive to the other party than the terms in the Confidentiality Agreement, dated as of September 29, 2016, between FBR and B. Riley are on B. Riley (except that such confidentiality agreement does not need to prohibit the making or amending of an acquisition proposal to the extent such acquisition proposal is made directly to FBR); or

•	participate in any discussions or negotiations with such person regarding such acquisition proposal.

For purposes of the merger agreement, a “superior proposal” means, an unsolicited bona fide written acquisition proposal made after the date of the merger agreement that would result in person or group becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of FBR or more than 50% of the consolidated net revenues, net income or total assets of FBR that the FBR board of directors has determined in good faith, after consultation with outside legal counsel and an independent financial advisor, taking into account all legal, financial, financing and regulatory aspects of the proposal, the identity of the persons or entities making the proposal and the likelihood of the proposal being consummated in accordance with its terms, that, if consummated, would result in a transaction (A) that is more favorable to FBR’s shareholders from a financial point of view than the transactions contemplated by the merger agreement (B) is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements and (C) for which financing, if a cash transaction (in whole or in part) is fully committed (after taking into account any revisions to the terms of the merger agreement proposed by B. Riley).

Notice

FBR must promptly (and in any event within 24 hours) give notice to B. Riley if (i) any inquiries, proposals or offers with respect to an acquisition proposal are received by, (ii) any information is requested in connection with any acquisition proposal from, or (iii) any discussions or negotiations with respect to an acquisition proposal are sought to be initiated or continued with, it or any of its representatives, setting forth in such notice the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements), and keep B. Riley reasonably informed on a current basis (and in any event within 24 hours) of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

No Change in Recommendation or Alternative Acquisition Agreement

Subject to certain exceptions described below, the FBR board of directors and each committee of the FBR board of directors may not:

•	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in each case in a manner adverse to B. Riley, the FBR board of director’s recommendation that FBR shareholders vote to approve the merger agreement, which recommendation we refer to as the FBR board recommendation;

•	approve or recommend, or publicly declare advisable or publicly propose to enter into, any alternative acquisition agreement and which, combined with the preceding bullet, we refer to as a change of recommendation; or

•	cause or permit FBR to enter into any such alternative acquisition agreements.

Fiduciary Exception

Notwithstanding the foregoing, at any time prior to obtaining the requisite FBR shareholder approval, but not after, the FBR board of directors may effect a change of recommendation in connection with an acquisition proposal made after the date of the merger agreement that did not arise from or in connection with a material breach, if:

•	an unsolicited, bona fide written offer is made to FBR and is not withdrawn;

•	the FBR board of directors determines in good faith, after consultation with outside counsel and its independent financial advisor, that:

•	such offer constitutes a superior proposal; and

•	such action is reasonably necessary in order for the directors to comply with their fiduciary duties under applicable law;

•	FBR has given B. Riley prior written notice at least four business days before taking such action;

•	after giving such notice and prior to effecting a change of recommendation in connection with a superior proposal, FBR negotiates in good faith with B. Riley (to the extent B. Riley wishes to negotiate) to make such revisions to the terms of the merger agreement as would permit the FBR board of directors not to effect a change of recommendation in connection with a superior proposal; and

•	at the end of such four-business day period, prior to taking action to effect a change of recommendation in response to a superior proposal, FBR has taken into account any change to the terms of the merger agreement proposed by B. Riley in writing and any other information offered by B. Riley in response to the notice and has determined in good faith that the superior proposal would continue to constitute a superior proposal if such changes offered in writing were to be given effect.

For clarity, any modification to any acquisition proposal is deemed a new acquisition proposal and will require FBR to again comply with the above requirements, except that the four-business-day notice period described above is reduced to three business days with respect to such revised acquisition proposal.

Certain Permitted Disclosure

Nothing in the merger agreement will prohibit FBR from complying with its disclosure obligations under U.S. federal or state law with regard to an acquisition proposal; provided that, if such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) has the effect of withdrawing or adversely modifying the FBR board recommendation, such disclosure will be deemed to be a change of recommendation and B. Riley will have the right to terminate the merger agreement as described below in “The Merger Agreement—Termination of the Merger Agreement.”

Limitation on Release of Standstills

From the date of the merger agreement until the earlier of the termination of the merger agreement and the effective time, FBR may not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which FBR or any of its subsidiaries is a party and must enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. However, FBR will be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any person if the FBR board of directors determines in good faith, after consultation with its outside legal counsel, that such action is reasonably necessary in order for the directors to comply with their fiduciary duties under applicable law.

Regulatory Matters

B. Riley and FBR have agreed to promptly prepare and file with the SEC this joint proxy statement/prospectus and B. Riley has agreed to promptly as practicable prepare and file the registration statement on Form S-4, which we refer to as the registration statement, which includes this joint proxy statement/prospectus. Each of B. Riley and FBR has agreed to use its reasonable best efforts to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing, to maintain such effectiveness for as long as necessary to consummate the merger and the other transactions contemplated by the merger agreement, and to promptly thereafter mail the joint proxy statement/prospectus to their respective shareholders.

Subject to the terms and conditions of the merger agreement, B. Riley and FBR have agreed to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable laws to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as reasonably practicable, including as promptly as reasonably practicable:

•	preparing and filing all documentation to effect all necessary notices, reports and other filings; and

•	obtaining all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity and/or any self-regulatory organization in order to consummate the merger or any of the other transactions contemplated by the merger agreement, including using their reasonable best efforts to agree to any requirements or remedies imposed by any applicable governmental entity.

For a more complete discussion of the regulatory approvals required to complete the transaction and the terms of the merger agreement related to regulatory approvals, see the section entitled “The Merger—Regulatory Approvals Required for the Merger.”

Stockholders Meetings

Each party has agreed to take all actions necessary to convene a meeting of its shareholders as promptly as practicable after the registration statement is declared effective to consider and vote upon the proposals necessary to consummate the merger, and each party has agreed to recommend to its stockholders that they adopt or approve such proposals, and each has agreed to take all lawful action to solicit such adoptions or approvals.

The obligation of FBR to hold the FBR special meeting and to submit the merger agreement to the FBR shareholders to obtain the requisite FBR shareholder approval at the FBR special meeting or any adjournment, recess or postponement thereof will not be effected by a change of recommendation unless the merger agreement has been terminated in accordance with its terms.

Either of the parties may, or at the request of the other party will, postpone, recess or adjourn, or make one or more successive postponements, recesses or adjournments of the respective meeting for up to 10 calendar days in any single instance or up to 20 calendar days in the aggregate, if on the date that is two business days prior to the date the respective meeting is then scheduled:

•	the respective party has not received proxies representing the requisite FBR shareholder approval or the requisite B. Riley stockholder approval, as applicable, whether or not a quorum is present; or

•	such action is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is required to be delivered.

Nasdaq Listing

Prior to the closing date, FBR has agreed to cooperate with B. Riley and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting by B. Riley of the FBR common shares from Nasdaq and the deregistration of the FBR common shares under the Exchange Act as promptly as practicable after the effective time, and in any event no more than 10 days after the effective time.

Employee Matters

Each FBR employee who continues to be employed by B. Riley or one of its subsidiaries following the effective time, whom we refer to as a continuing employee, will receive the following benefits:

•	through the first anniversary of the closing date of the merger, a base salary or base wage rate that is no less favorable than that provided to such continuing employee immediately prior to the effective time;

•	during the calendar year in which the effective time occurs, incentive compensation opportunities that are no less favorable than those provided to such continuing employee immediately prior to the effective time, and other compensation and employee benefits pursuant to the terms of FBR’s benefit plans as in effect immediately prior to the effective time (except for any amendments thereto that are required by applicable law and that, if FBR’s 401(k) plan is terminated, continuing employees will be immediately eligible to participate in a 401(k) plan maintained by B. Riley, as described below); and

•	during the calendar year commencing immediately following the calendar year in which the effective time occurs, incentive compensation opportunities that are no less favorable than those provided by B. Riley to similarly situated employees of B. Riley or any of its subsidiaries, and other compensation and benefits that are no less favorable than those provided by B. Riley to similarly situated employees of B. Riley.

For purposes of eligibility, vesting and levels of benefits under the benefit plans of B. Riley and its subsidiaries after the closing, continuing employees will be credited with their service immediately before the effective time to the same extent that they were entitled to such service credit under any comparable FBR benefit plan prior to the effective time. In addition, B. Riley will (i) waive all limitations as to preexisting conditions exclusions, actively at work requirements, waiting periods and insurability requirements with respect to participation and coverage requirements applicable to the continuing employees (and any dependents or beneficiaries thereof) under any welfare benefit plans that such employees may be eligible to participate in after the effective time (except to the extent applicable under any FBR benefit plans immediately prior to the effective time) and (ii) cause any co-payments, deductibles and other out-of-pocket expenses incurred by a continuing employee during the plan year that includes the effective time to be credited for purposes of satisfying all deductible, co-payment and maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for the applicable plan year of each comparable B. Riley benefit plan, as if such amounts had been paid in accordance with such plan.

Prior to the closing date, FBR will, if requested by B. Riley, cause its 401(k) plan to terminate effective as of immediately prior to the effective time. In such an event, FBR and B. Riley will take any and all actions as may be required to permit the continuing employees to participate in a 401(k) plan maintained by B. Riley as of the effective time, and to rollover the full account balance (including loans and B. Riley common shares) distributed to such employee from the FBR 401(k) plan into the applicable B. Riley 401(k) plan.

Under the merger agreement, B. Riley has agreed to establish a retention pool under which B. Riley stock-based RSUs will be allocated to FBR employees, including executive officers, in amounts and on terms as are mutually agreed between the Chief Executive Officer of FBR (or his designee) and the Chief Executive Officer of B. Riley (or his designee), with the grants to be made subject to, and effective upon, the effective time.

Indemnification; Directors’ and Officers’ Insurance

From and after the effective time, B. Riley will indemnify and hold harmless, to the extent provided pursuant to the FBR articles as of the date of the merger agreement, each present and former director, officer and employee of FBR or any of its subsidiaries (in each case, when acting in such capacity), which we refer to as the indemnified parties, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such indemnified parties’ service as a director, officer or employee of FBR or its subsidiaries or services performed by such person at the request of FBR or its subsidiaries at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including actions to enforce this provision or any other indemnification or advancement right of any indemnified party, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification. B. Riley is not required to indemnify any indemnified party if it is determined that the indemnified party acted in bad faith and not in a manner such party believed to be in or not opposed to the best interests of FBR.

Prior to the effective time, FBR will or if FBR is unable to, B. Riley will as of the effective time obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of FBR’s existing directors’ and officers’ insurance policies, and (ii) FBR’s existing fiduciary liability insurance policies, in each case providing coverage that serves to reimburse the present and former officers, directors and employees of FBR with respect to events arising from facts or events which occurred before the effective time for a claims reporting or discovery period of six years from and after the effective time from one or more insurance carriers with the same or better credit rating as FBR’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as FBR’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the transactions or actions contemplated hereby). If FBR and B. Riley for any reason fail to obtain such “tail” insurance policies as of the effective time, B. Riley will continue to maintain in effect for the six years from and after the effective time the insurance policies in place as of the date of the merger agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in FBR’s existing policies as of the date of the merger agreement, or B. Riley will purchase comparable insurance policies for the six years from and after the effective time with terms, conditions, retentions and limits of liability that are at least as favorable as provided in FBR’s existing policies as of the date of the merger agreement. FBR or B. Riley is not required to expend in the aggregate for such six-year period, an amount in excess of 300% of the aggregate annual premiums paid as of the date of the merger agreement by FBR for such purpose. If any such annual expense would exceed that amount, then B. Riley will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Pre-Closing Dividend

FBR may, prior to the closing but not earlier than the 15th day prior to the anticipated closing date, declare and cause FBR to pay a cash dividend, which we refer to as the pre-closing dividend, to the FBR shareholders in an amount per FBR common share, which we refer to as the per share pre-closing dividend, as determined as follows:

•	if dividend funds are equal to or less than $33,500,000 plus any amounts necessary to pay any accrued transaction expenses (as described below), there will be no pre-closing dividend; or

•	if dividend funds are in excess of $33,500,000 plus any amounts necessary to pay any accrued transaction expenses, which we refer to such excess as available funds, then to the extent that available funds would result in a dividend per share on a fully diluted company equity (as described below) basis up to and including $8.50, a dividend equal to the quotient of available funds divided by fully diluted company equity, which we refer to as the base pre-closing dividend per share amount; and

•	in addition, if available funds exceed the amount that would result in a dividend per share of fully-diluted company equity of $8.50, which excess we refer to as the additional available funds, then the pre-closing dividend may be increased as follows:

•	if additional available funds are in excess of $5,000,000, which excess we refer to as the excess available funds, an additional amount equal to the quotient of (i)(y) the product of excess available funds and (z) 0.70 divided by (ii) fully diluted company equity, which we refer to as the additional pre-closing dividend per share amount. Solely for purposes of the foregoing, the value of any financial instruments owned at fair value (described below) acquired after the date of the merger agreement to the extent in the aggregate in excess of $5,000,000 will be reduced by 50%.

For purposes of the merger agreement:

•	“dividend funds” means the dollar value of all cash and cash equivalents and financial instruments owned at fair value of FBR as determined in accordance with GAAP consistently applied with the consolidated balance sheets included in FBR’s reports filed or furnished to the SEC, as of immediately prior to the effective time;

•	“fully diluted company equity” means the total number of FBR common shares outstanding as of immediately prior to the effective time, determined on a fully diluted, as-if-exercised basis and assuming the exercise and settlement of all FBR equity awards;

•	“transaction expenses” means (x) all unpaid fees and expenses incurred by or charged to FBR or any of its subsidiaries through the effective time (including those that become due as a result of the closing) in connection with the merger agreement and the transactions contemplated by the merger agreement, including legal fees and related expenses, investment banking and opinion fees and related expenses and accounting fees and related expenses, (y) any accrued but unpaid compensation expenses related to any products, services or transactions for which cash and cash equivalents have been received prior to the closing, and (z) an amount equal to the commencement bonus payable to FBR’s chief executive officer pursuant to the employment agreement entered into between such officer and B. Riley as of the date of the merger agreement;

•	“cash and cash equivalents” has the meaning so classified under the applicable line item of FBR’s consolidated balance sheets contained in FBR’s reports filed or furnished to the SEC; and

•	“financial instruments owned at fair value” has the meaning so classified under the applicable line item of FBR’s consolidated balance sheets contained in FBR’s reports filed or furnished to the SEC.

Giving effect to the pre-closing dividend, FBR must have dividend funds as of immediately prior to the effective time not less than $33,500,000 plus any amounts necessary to pay any accrued transaction expenses, which we refer to as the minimum cash and financial instrument amount.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including, among others, covenants relating to:

•	each of FBR and B. Riley affording the other reasonable access to its employees, agents, contracts, books and records, properties, offices and other facilities as well as information concerning itself, its subsidiaries, directors, officers and shareholders;

•	press releases and public statements relating to the merger agreement or the transactions contemplated by the merger agreement;

•	neither FBR nor B. Riley taking or causing any action that could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	costs and expenses incurred in connection with the preparation, negotiation, execution and performance of the merger agreement and the merger and the other transactions contemplated by the merger agreement;

•	if a takeover statute becomes applicable to the merger or other transactions contemplated by the merger agreement, each of B. Riley and FBR and their respective boards of directors will grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the merger agreement;

•	each of FBR and B. Riley and their respective boards of directors or committees of non-employee directors taking all such actions as may be necessary or appropriate to cause the transactions contemplated by the merger agreement and any other dispositions of equity securities of FBR (including derivative securities) or acquisitions of B. Riley shares (including derivative securities) in connection with the transactions contemplated by the merger agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to FBR or will become subject to such reporting requirements with respect to B. Riley, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable law; and

•	FBR providing B. Riley the opportunity to participate in the defense or settlement of shareholder litigation against FBR or its directors relating to the merger and the other transactions contemplated by the merger agreement.

Conditions to the Merger

Conditions to Each Party’s Obligations

The respective obligations of each of B. Riley, merger sub and FBR to effect the merger are subject to the satisfaction or waiver at or prior to closing of the following conditions:

•	the approval of the merger agreement by the holders of a majority of the outstanding FBR common shares as of the record date at the FBR special meeting;

•	the approval of the issuance of B. Riley common shares by the holders of a majority of the aggregate number of the votes cast on such proposal at the B. Riley annual meeting;

•	the waiting period applicable to the consummation of the merger under the HSR Act having expired or been earlier terminated and FINRA having delivered to the FBR broker-dealer subsidiaries written approval of each broker-dealer subsidiary’s Continuing Membership Application pursuant to FINRA’s NASD Rule 1017 in connection with the merger; provided, however, that if FINRA does not deem such Continuing Membership Applications eligible for “Fast-Track Review” and process the Continuing Membership Applications as such, this condition will be satisfied with respect to approval by FINRA if either:

•	the FBR broker-dealer subsidiaries having otherwise received the written approval of FINRA for the transactions contemplated by the merger agreement pursuant to FINRA’s NASD Rule 1017; or

•	(A) FINRA having not indicated to B. Riley or FBR (through the implementation of interim restrictions or otherwise) that B. Riley and FBR are not permitted to, or otherwise should not, consummate the merger prior to receiving FINRA’s written approval, (B) 45 calendar days having elapsed after the filing of the Continuing Membership Applications, (C) B. Riley or FBR having thereafter notified FINRA that the parties intend to consummate the closing pursuant to FINRA’s NASD Rule 1017 without written approval from FINRA and (D) FINRA not having informed the parties within the 15 calendar days following the notification contemplated in (C) that it would impose any term, condition or consequence the acceptance of which would constitute a burdensome condition; and

•	no court or other governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger or the other transactions contemplated by the merger agreement; and

•	the registration statement of which this joint proxy statement/prospectus forms a part having become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement having been issued and in effect, and no proceedings for that purpose having been commenced or threatened by the SEC unless subsequently withdrawn.

Conditions to Obligations of B. Riley and Merger Sub

The obligations of B. Riley and merger sub to effect the merger are also subject to the satisfaction or waiver by B. Riley at or prior to the closing of the following conditions:

•	certain of the representations and warranties of FBR with respect to its capital structure must, both on the date of the merger agreement and at the closing (unless such representation and warranty speaks as of a particular date or period of time, in which case such representation and warranty must be true and correct as of such particular date or period of time), be true and correct, except for any de minimis inaccuracies;

•	the representation and warranty of FBR that there has been no FBR material adverse effect must, both on the date of the merger agreement and at the closing, be true and correct;

•	certain representations and warranties of FBR with respect to corporate authority and approval of the transaction and receipt of a financial advisor opinion, takeover statues and brokers and finders must, both on the date of the merger agreement and at the closing (unless such representation and warranty speaks as of a particular date or period of time, in which case such representation and warranty must be true and correct in all material respects as of such particular date and period of time), be true and correct in all material respects;

•	all other representations and warranties of FBR in the merger agreement must, both on the date of the merger agreement and at the closing (unless such representation and warranty speaks as of a particular date or period of time, in which case such representation and warranty must be true and correct as of such particular date or period of time), be true and correct, unless the failure of such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or material adverse effect) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect;

•	FBR having performed in all material respects all obligations required to be performed by FBR under the merger agreement at or prior to the closing date;

•	FBR having the minimum cash and financial instrument amount at the time of the closing;

•	B. Riley having received a certificate on behalf of FBR signed by FBR’s Chief Executive Officer, certifying that the conditions set forth in the first six bullets above have been satisfied

•	FINRA having delivered to each FBR broker-dealer subsidiary written approval of each such broker-dealer subsidiary’s Continuing Membership Application pursuant to FINRA’s NASD Rule 1017 in connection with the merger; provided, however, that if FINRA does not deem such Continuing Membership Applications eligible for “Fast-Track Review” and process the Continuing Membership Applications as such, this condition will be satisfied with respect to approval by FINRA if either:

•	the FBR broker-dealer subsidiaries having otherwise received the written approval of FINRA for the transactions contemplated by the merger agreement pursuant to FINRA’s NASD Rule 1017; or

•	(A) FINRA having not indicated to B. Riley or FBR (through the implementation of interim restrictions or otherwise) that B. Riley and FBR are not permitted to, or otherwise should not, consummate the merger prior to receiving FINRA’s written approval, (B) 45 calendar days have elapsed after the filing of the Continuing Membership Applications, (C) B. Riley or FBR have thereafter notified FINRA that the parties intend to consummate the closing pursuant to FINRA’s NASD Rule 1017 without written approval from FINRA and (D) FINRA has not informed the parties within the 15 calendar days following the notification contemplated in (C) that it would impose any term, condition or consequence the acceptance of which would constitute a burdensome condition; and

•	B. Riley having received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to B. Riley, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Conditions to Obligations of FBR

The obligation of FBR to effect the merger is also subject to the satisfaction or waiver by FBR at or prior to the closing of the following conditions:

•	the representations and warranties of B. Riley and merger sub with respect to their respective capital structures must, both on the date of the merger agreement and at the closing (unless such representation and warranty speaks as of a particular date or period of time, in which case such representation and warranty must be true and correct as of such particular date or period of time), be true and correct, except for any de minimis inaccuracies;

•	the representation and warranty of B. Riley that there has been no B. Riley material adverse effect must, both on the date of the merger agreement and at the closing, be true and correct;

•	the representations and warranties of B. Riley and merger sub with respect to corporate authority and approval of the transaction, takeover statues and brokers and finders must, both on the date of the merger agreement and at the closing (unless such representation and warranty speaks as of a particular date or period of time, in which case such representation and warranty must be true and correct in all material respects as of such particular date and period of time), be true and correct in all material respects;

•	all other representations and warranties of B. Riley and merger sub in the merger agreement must, both on the date of the merger agreement and at the closing (unless such representation and warranty speaks as of a particular date or period of time, in which case such representation and warranty must be true and correct as of such particular date or period of time), be true and correct, unless the failure of such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or material adverse effect) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect;

•	B. Riley and merger sub having performed in all material respects all obligations required to be performed by B. Riley and merger sub under the merger agreement at or prior to the closing;

•	FBR having received a certificate on behalf of B. Riley and merger sub signed by B. Riley’s Chief Executive Officer, certifying that the conditions set forth in the first five bullets above have been satisfied; and

•	FBR having received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to FBR, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time:

•	by mutual written consent of B. Riley and FBR;

•	by either B. Riley or FBR if:

•	the merger has not been consummated by the outside date, which we refer to as an outside date termination;

•	the requisite FBR shareholder approval has not been obtained at the FBR special meeting or at any adjournment, recess or postponement thereof in accordance with the merger agreement at which a vote on the approval of the FBR merger proposal was taken, which we refer to as a no-vote termination;

•	the requisite B. Riley stockholder approval has not been obtained at the B. Riley annual meeting or at any adjournment, recess or postponement thereof in accordance with the merger agreement at which a vote on the approval of the B. Riley share issuance proposal was taken;

•	any order permanently restraining, enjoining or otherwise prohibiting the consummation of the merger becomes final and nonappealable;

•	there has been a breach by FBR, in the case of a termination by B. Riley, or by B. Riley or merger sub, in the case of a termination by FBR, of any of their respective representations, warranties, covenants or agreements set forth in the merger agreement, or if any representation or warranty of FBR, in the case of a termination by B. Riley, or B. Riley or merger sub, in the case of a termination by FBR, have become untrue such that the respective party’s closing conditions would not be satisfied (and such breach or failure to be true and correct is not curable prior to the outside date, or if curable prior to the outside date, has not been cured within the earlier of 30 calendar days following notice to the breaching party or three business days prior to the outside date); or

•	by B. Riley prior to the time FBR shareholder approval is obtained, if the FBR board of directors has:

•	materially breached certain of its obligations described in “The Merger Agreement—No Solicitation or Negotiation of Acquisition Proposals” or “The Merger Agreement—No Change in Recommendation or Alternative Acquisition Agreement;”

•	failed to include the FBR recommendation in this joint proxy statement/prospectus;

•	made a change of recommendation; or

•	failed to recommend, within 10 business days after the commencement of a tender or exchange offer for outstanding FBR common shares (other than by B. Riley or one of its affiliates), against acceptance of such tender offer or exchange offer by its shareholders.

We refer to any termination by B. Riley as described in the preceding four bullets collectively as a termination for FBR adverse recommendation matters.

Effect of Termination

Except as described below in “The Merger Agreement—Termination Fee,” if the merger agreement is validly terminated, the merger agreement will become void and of no effect with no liability to any person on the part of B. Riley or FBR (or any of its representatives or affiliates), except that (i) neither FBR nor B. Riley will be relieved from any liabilities or damages to the other party resulting from any willful and material breach of the merger agreement, and (ii) the confidentiality agreement and the provisions of the merger agreement relating to termination fees and certain other technical provisions, including, but not limited to, expenses, will continue in effect.

Termination Fee

FBR must pay B. Riley a termination fee of $5,000,000 in the event that:

•	B. Riley effects a termination for FBR adverse recommendation matters; or

•	each of the following occurs:

•	B. Riley or FBR effects an outside date termination or a no-vote termination;

•	a bona fide acquisition proposal has been made to FBR and its shareholders generally (whether or not conditional) or any person has publicly announced an intention to make an acquisition proposal (and such acquisition proposal or publicly announced intention has not been publicly withdrawn on a bona fide basis without qualification at least 10 business days prior to an outside date termination or at least five business days prior to the FBR special meeting in connection with a no-vote termination); and

•	within 12 months after such termination, FBR or any of its subsidiaries enters into an alternative acquisition agreement or consummates or approves or recommends to FBR’s shareholders or otherwise does not oppose, an acquisition proposal, which acquisition proposal is subsequently consummated (even if such consummation occurs after such 12-month period), or an acquisition proposal is otherwise consummated with respect to FBR (for these purposes references to “15%” in the definition of acquisition proposal are deemed to be references to “50%” and certain transactions included in the definition of acquisition proposal will require shareholders of FBR immediately prior to such transaction to hold less than 50% of the equity in the surviving entity).

Amendments and Waivers

Subject to the provisions of applicable law and at any time prior to the effective time, the merger agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by B. Riley, merger sub and FBR, or in the case of a waiver, by the party against whom the waiver is to be effective.

Specific Performance; Remedies

If for any reason any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached, B. Riley and FBR have agreed, pursuant to the terms of the merger agreement, that, in addition to any other available remedies in equity or at law, each party to the merger agreement will be entitled to enforce specifically the terms and provisions of the merger agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the merger agreement without the necessity of posting a bond or other form of security. In the event that any action or proceeding is brought in equity to enforce the provisions of the merger agreement, B. Riley and FBR have agreed, pursuant to the terms of the merger agreement, that they will not allege, and that they have waived the defense, that there is an adequate remedy at law.

Related Agreements

Employment Agreement with Richard J. Hendrix

In connection with the signing of the merger agreement, Mr. Hendrix entered into an employment agreement with B. Riley & Co., LLC and, solely with respect to its obligations under such employment agreement, B. Riley, effective contingent on the closing and Mr. Hendrix remaining employed by FBR as of immediately prior to the closing. See “The Merger—Interests of FBR’s Directors and Executive Officers in the Merger—B. Riley Employment Agreement with Richard J. Hendrix.”

VOTING AGREEMENTS

This section describes the material terms of the voting agreements. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to and qualified in its entirety by reference to the complete text of the form of voting agreements, copies of which are attached as Appendix B and Appendix C and are incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the voting agreements that is important to you. You are encouraged to read the form of voting agreements carefully and in their entirety. This section is not intended to provide you with any factual information about B. Riley or FBR. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings B.  Riley and FBR make with the SEC, as described in the section entitled “Where You Can Find More Information.”

Explanatory Note

The form of voting agreements and the summary of their terms in this joint proxy statement/prospectus have been included only to provide you with information about the terms and conditions of the voting agreements. Factual disclosures about B. Riley and FBR contained in this joint proxy statement/prospectus or in the public reports of B. Riley and FBR filed with the SEC may supplement, update or modify the factual disclosures about B. Riley or FBR contained in the voting agreements. The representations, warranties and covenants contained in the voting agreements are made by the parties thereto only for purposes of the voting agreements and as of specific dates and were qualified and subject to certain limitations and exceptions agreed to by the parties thereto in connection with negotiating the terms of the voting agreements.

B. Riley Voting Agreements

In connection with entering into the merger agreement, B. Riley entered into the B. Riley voting agreements with the directors and executive officers of FBR. Pursuant to the B. Riley voting agreements, the directors and executive officers of FBR have each, in their capacities as shareholders of FBR, agreed to, among other things:

•	vote (or cause to be voted) their FBR common shares at the FBR special meeting (i) in favor of approval of the merger agreement, (ii) in favor of any other matter that is required to be approved by the shareholders of FBR to facilitate the transactions contemplated by the merger agreement and (iii) as directed by B. Riley with respect to any postponement, recess, adjournment or other procedural matters at any meeting of the shareholders of FBR; and

•	vote (or cause to be voted) their FBR common shares at the FBR special meeting against (i) any proposal made in opposition to adoption of the merger agreement or in competition with the merger, (ii) any acquisition proposal and (iii) to the extent that any of the following actions requires an FBR shareholder vote pursuant to applicable law or any applicable stock exchange rules, any proposal, transaction, agreement, amendment of FBR’s articles of incorporation or by-laws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the merger.

In addition, each FBR shareholder who executed a B. Riley Voting Agreement, agreed, among other things, not to offer for sale, sell, transfer, tender, pledge, encumber, assign, gift or otherwise dispose of or voluntarily or involuntarily enter into any voting arrangement with respect to the FBR common shares, subject to certain exceptions.

The B. Riley voting agreements will terminate automatically upon the earliest of (i) the effective time and (ii) the termination of the merger agreement in accordance with its terms.

FBR Voting Agreements

In connection with entering into the merger agreement, FBR entered into the FBR voting agreements with the directors and executive officers of B. Riley. Pursuant to the FBR voting agreement, the directors and executive officers of B. Riley have each, in their capacities as stockholders of B. Riley, agreed to, among other things:

•	vote (or cause to be voted) their B. Riley common shares at the B. Riley annual meeting (i) in favor of the B. Riley share issuance proposal, (ii) in favor of any other matter that is required to be approved by the stockholders of B. Riley to facilitate the transactions contemplated by the merger agreement and (iii) as directed by FBR with respect to any postponement, recess, adjournment or other procedural matters at any meeting of the stockholders of B. Riley; and

•	vote (or cause to be voted) their B. Riley common shares at the B. Riley annual meeting against (i) any proposal made in opposition to adoption of the merger agreement or in competition with the merger and (ii) to the extent that any of the following actions requires a B. Riley stockholder vote pursuant to applicable law or any applicable stock exchange rules, any proposal, transaction, agreement, amendment of B. Riley’s certificate of incorporation or by-laws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the merger.

In addition, each B. Riley stockholder who executed an FBR Voting Agreement, agreed, among other things, not to offer for sale, sell, transfer, tender, pledge, encumber, assign, gift or otherwise dispose of or voluntarily or involuntarily enter into any voting arrangement with respect to the B. Riley common shares, subject to certain exceptions.

The FBR voting agreements will terminate automatically upon the earliest of (i) the effective time and (ii) the termination of the merger agreement in accordance with its terms.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information and explanatory notes presented below, which we refer to as the pro forma financial statements, show the impact on the historical financial positions and results of operations of B. Riley and FBR and have been prepared to illustrate the effects of the merger involving B. Riley and FBR under the acquisition method of accounting with B. Riley treated as the acquiror. Under the acquisition method of accounting, the assets and liabilities of FBR, as of the effective date of the merger, will be recorded by B. Riley at their respective fair values and the excess of the merger consideration over the fair value of FBR’s net assets will be allocated to goodwill. The unaudited pro forma condensed combined balance sheet as of December 31, 2016, is presented as if the merger with FBR had occurred on December 31, 2016. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2016, is presented as if the merger and B. Riley’s acquisition of United Online, Inc. had occurred on January 1, 2016, the first day of B. Riley’s 2016 fiscal year. The historical combined financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the statement of operations only, expected to have a continuing impact on combined results of operations.

The pro forma financial statements are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these pro forma financial statements are preliminary and may be revised. The pro forma financial statements also do not consider any potential impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

The pro forma financial statements and accompanying notes should be read in conjunction with the separate historical combined financial statements and accompanying notes of B. Riley, FBR and United Online, Inc. included in B. Riley’s and FBR’s respective Annual Reports on Form 10-K and the Current Report on Form 8-K/A filed by B. Riley with the SEC on August 25, 2016 incorporated herein by reference.

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2016

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED BALANCE SHEET

(UNAUDITED)

AS OF DECEMBER 31, 2016

	B. RILEY FINANCIAL, INC. (a)	FBR & Co., INC. (b)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except par value)
Assets
Current assets:
Cash and cash equivalents	$112,105	$75,019	(2)	$(59,540)	$123,084
			(3)	(4,500)
Restricted cash	3,294	—		—	3,294
Securities owned, at fair value	16,579	32,401		—	48,980
Receivables:
Securities borrowed	—	897,343		—	897,343
Customers and other	18,989	7,102		—	26,091
Due from related parties	3,009	—		—	3,009
Advances against customer contracts	427	—		—	427
Prepaid expenses and other current assets	3,578	7,279		—	10,857

Total current assets	157,981	1,019,144		(64,040)	1,113,085

Property and equipment, net	5,785	12,624		—	18,409
Goodwill	48,903	4,490	(1)	20,865	69,768
			(4)	(4,490)
Other intangible assets, net	41,166	—	(1)	6,500	47,666
Deferred income taxes	8,619	—	(1)	11,150	19,769
Other assets	2,164	1,683		—	3,847

Total assets	$264,618	$1,037,941		$(30,015)	$1,272,544

Liabilities
Current liabilities:
Accounts payable	$2,703	$—		$—	$2,703
Accrued payroll and related expenses	15,738	12,291	(6)	3,500	31,529
Accrued value added tax payable	6,371	—		—	6,371
Income taxes payable	9,691	—		—	9,691
Accrued expenses and other liabilities	18,505	15,923	(5)	1,089	35,517
Deferred revenue	4,130	—		—	4,130
Due to related parties and partners	10,037	—		—	10,037
Securities loaned	—	892,309			892,309
Securities sold not yet purchased	846	—		—	846
Acquisition consideration payable	10,381				10,381
Mandatorily redeemable noncontrolling interests	4,019	—		—	4,019
Contingent consideration—current portion	1,242	—		—	1,242

Total current liabilities	83,663	920,523		4,589	1,008,775

Other liabilities	2,863	—		—	2,863
Senior Notes Payable	27,700	—		—	27,700

Total liabilities	114,226	920,523		4,589	1,039,338

Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	—	—		—	—
Common stock, $0.0001 par value; 40,000,000 shares authorized; 19,140,342 issued and outstanding at December 31, 2016	2	7	(1)	(7)	2
Additional paid-in capital	141,170	252,311	(1)	(134,893)	231,984
			(1)	20,865
			(1)	6,500
			(1)	11,150
			(2)	(59,540)
			(4)	(4,490)
			(5)	(1,089)
Restricted Stock Units	—	14,771	(1)	(14,771)	—
Retained earnings (deficit)	9,887	(149,671	)(3)	(4,500)	1,887
			(6)	(3,500)
			(7)	149,671
Accumulated other comprehensive income	(1,712)	—		—	(1,712)

Total stockholders’ equity	149,347	117,418		(34,604)	232,161
Noncontrolling interests	1,045	—			1,045

Total equity (deficit)	150,392	117,418		(34,604)	233,206

Total liabilities and equity (deficit)	$264,618	$1,037,941		$(30,015)	$1,272,544

The accompanying notes are an integral part of this statement.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2016

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2016

	B. RILEY FINANCIAL, INC. (a)	FBR & Co., INC. (b)	UNITED ONLINE, INC. (c)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except share data)
Revenues:
Services and fees	$164,235	$89,728	$34,370	(9)	$(113)	$288,220
Securities lending—interest income	—	29,977	—		—	29,977
Securities lending—interest expense	—	(21,388)	—		—	(21,388)
Sale of goods and products	26,116	—	2,084		—	28,200

Total net revenues	190,351	98,317	36,454		(113)	325,009

Operating expenses:
Direct cost of services	40,857	—	15,198	(8)	(2,064)	53,909
				(10)	(82)
Cost of goods sold	14,755	—	—	(8)	2,064	16,819
Technology and development	—	—	4,167	(8)	(4,167)	—
Selling, general and administrative expenses	82,127	124,810	22,501	(8)	4,167	233,580
				(11)	(2,743)
				(12)	2,809
				(13)	(805)
				(14)	714
Impairment of goodwill	—	1,259	—			1,259
Restructuring charge	3,887	—	296		—	4,183

Total operating expenses	141,626	126,069	42,162		(107)	309,750

Operating income (loss)	48,725	(27,752)	(5,708)		(6)	15,259
Other income (expense):
Interest income	318	—	323		—	641
Interest expense	(1,996)	—	—		—	(1,996)
Other income, net	—	—	741		—	741

Income (loss) before income taxes	47,047	(27,752)	(4,644)		(6)	14,645
(Provision) benefit for income taxes	(14,321)	(38,252)	(1,390)	(15)	52,585	(1,378)

Net income (loss)	32,726	(66,004)	(6,034)		52,579	13,267
Net Income attributable to noncontrolling interests	11,200	—	—		—	11,200

Net income (loss) attributable to common stockholders	$21,526	$(66,004)	$(6,034)		$52,579	$2,067

Cash dividends per share	$0.28	$0.80				$0.28
Basic earnings per share	$1.19	$(8.89)				$0.09
Diluted earnings per share	$1.17	$(8.89)				$0.09
Weighted average basic shares outstanding	18,106,621	7,428,000			(16)	22,883,796
Weighted average diluted shares outstanding	18,391,852	7,428,000			(16)	23,169,027

The accompanying notes are an integral part of this statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(Dollar amounts in thousands, except share data)

NOTE 1—ACQUISITION

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding FBR common share, excluding certain specified shares, will be converted into the right to receive 0.671 of a B. Riley common share. See “The Merger Agreement—Merger Consideration.” The total consideration paid by B. Riley is approximately $90,814, which includes the issuance of approximately 4.78 million B. Riley common shares with an assumed value for purposes of these unaudited pro forma condensed combined financial statements of approximately $88,139 based on the closing price of $18.45 for B. Riley’s common shares on December 31, 2016 and approximately $2,675 of consideration attributable to the fair value of FBR restricted stock units and performance stock units, which we refer to collectively as FBR units, attributable to service period prior to December 31, 2016, as more fully described in Note 2 –Pro Forma Adjustments and Assumptions. In addition, pursuant to the merger agreement, prior to the effective time but not earlier than the 15th day prior to the anticipated closing date of the merger, the FBR board of directors intends to declare and cause FBR to pay a pre—closing dividend of up to and including $8.50 per FBR common share to the FBR shareholders if, after giving effect to such pre—closing dividend, FBR will have remaining at least $33,500 in cash and cash equivalents and certain financial instruments (subject to certain adjustments), plus any amounts necessary to pay any accrued transaction expenses, which we refer to as the minimum cash and financial instrument amount. In addition, if there are additional available funds remaining after the payment of a pre—closing dividend of $8.50 per share, and such additional available funds are in excess of $5,000 above the minimum cash and financial instrument amount, a portion of the excess available funds may be paid as part of the pre-closing dividend See “The Merger Agreement—Pre-Closing Dividend.” Consummation of the merger is subject to certain closing conditions, as set forth in the merger agreement, including the requisite B. Riley stockholder approval and the requisite FBR shareholder approval. See “The Merger Agreement—Conditions to the Merger.” The merger is currently expected to close in the second quarter of 2017. If the merger is consummated, it is anticipated that FBR’s operations will be included in B. Riley’s capital markets segment.

The merger agreement further provides that, at or prior to the effective time of the merger, the number of directors comprising the full B. Riley board of directors will be increased by one to eight, with Richard J. Hendrix, who is the Chairman, President and Chief Executive Officer of FBR, being appointed to fill the new seat in accordance with the terms of the new Hendrix employment agreement. See “The Merger—Interests of FBR’s Directors and Executive Officers in the Merger.”

NOTE 2—PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma adjustments to the condensed combined balance sheet give effect to the acquisition of FBR as if the transaction had occurred on December 31, 2016. The pro forma adjustments to the condensed combined statements of operations for the year ended December 31, 2016 give effect to the acquisition of FBR as if the transactions had been completed as of January 1, 2016. The pro forma financial statements were based on, and should be read in conjunction with, the financial statements indicated below. The pro forma financial statements have been presented for informational purposes only and are not necessarily indicative of what the combined company’s results of operations and financial position would have been had the acquisition of FBR been completed on the dates indicated. The pro forma financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities or corporate overhead that will not be duplicated. In addition, the pro forma financial statements do not purport to project the future results of operations or financial position of the combined company.

The pro forma condensed combined statement of operations exclude $6,774 of nonrecurring charges which resulted directly from the acquisition of United Online, Inc., which we refer to as UOL, by B. Riley on July 1, 2016. These expenses primarily related to the acceleration of UOL outstanding restricted stock awards that vested upon closing the transaction in accordance change in control provision and professional fees directly related to the transaction.

Balance Sheet – December 31, 2016

a.	Derived from the audited balance sheet of B. Riley as of December 31, 2016 contained in the Form 10-K filed with the SEC on March 10, 2017.

b.	Derived from the audited balance sheet of FBR as of December 31, 2016 contained in the Form 10-K filed with the SEC on March 13, 2017.

(1)	Reflects the acquisition of FBR based on preliminary consideration of $90,814, compromising the issuance of B. Riley common shares based on the exchange ratio of 0.671 as provided for in the merger agreement and $2,675 of consideration attributable to the fair value of FBR units attributable to service period prior to December 31, 2016, as more fully described in Note 2 –Pro Forma Adjustments and Assumptions. The preliminary consideration was determined using the closing share price of B. Riley common shares of $18.45 on December 31, 2016 and is subject to change based on the final closing price of B. Riley common shares on the closing date. The pro forma purchase price adjustments are based on B. Riley management’s estimate of the fair value of the assets and liabilities acquired, and are subject to change and future adjustment upon completion of a final valuation and to the extent that additional information is obtained about the facts and circumstances that will exist on the closing date, and have been made solely for the purpose of providing the unaudited pro forma combined financial information presented herewith. Differences between these provisional estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma financial statements and B. Riley’s future results of operations and financial position.

The following table summarizes the consideration paid by B. Riley and the estimated fair values of the assets acquired.

Consideration paid by B. Riley:
Number of FBR common shares outstanding at December 31, 2016	6,918,306
Stock merger exchange ratio	0.671

Number of B. Riley common shares	4,642,184
Number of B. Riley common shares to be issued from acceleration of vesting for outstanding FBR stock options, restricted stock and RSU awards	134,991

Total number of B. Riley common shares to be issued	4,777,175
Closing market price of B. Riley common shares on December 31, 2016	$18.45

Total value of B. Riley common shares	$88,139
Fair value of RSU's attributable to service period prior to December 31, 2016 (a)	$2,675

Total consideration	$90,814

(a)

Outstanding FBR unit awards were assumed by B. Riley and adjusted to give effect to the acquisition of FBR as if the transaction had occurred on December 31, 2016 to represent the right to receive 0.671 B. Riley common shares for each outstanding FBR unit which amounts to a fair value of $1,586 and cash in the amount $1,089 which is equal to the $8.50 per share dividend on the outstanding FBR unit awards prior to applying the exchange ratio of 0.671 B. Riley common shares for each FBR common share. The fair value of the FBR units were determined based on the closing price of the B. Riley’s common shares on December 31, 2016 and is subject to change based on the final closing price of B. Riley common shares on the closing date. The resulting fair value of the FBR units were apportioned as purchase consideration based on service provided to FBR as of December 31, 2016 with the remaining fair value of the FBR unit awards to be recognized prospectively over the restricted stock and FBR units’ remaining vesting period.

Tangible assets acquired and assumed:
Cash	$15,479
Securities borrowed	897,343
Receivables	7,102
Securities owned	32,401
Prepaid expenses and other assets	8,962
Property and equipment	12,624
Accrued payroll and related expenses	(12,291)
Accounts expenses and other liabilities	(17,012)
Securities borrowed	(892,309)
Deferred tax assets	11,150
Customer relationships	5,000
Tradename	1,500
Goodwill	20,865

Total	$90,814

The total consideration for the merger has been reflected as $90,814. Total consideration paid was allocated to the tangible and intangible assets and liabilities assumed based on B. Riley management’s estimate of their respective fair values at the date of the merger with the remaining unallocated purchase price in the amount of $20,865 recorded as goodwill. The deferred tax asset is the result of tax attributes to be acquired from FBR (primarily net operating loss carryforwards) and the tax effect of the customer list and tradename which is not expected to be deductible for income tax purposes.

Management is responsible for the valuation of net assets and considered a number of factors when estimating the fair values and estimated useful lives of acquired assets and liabilities.

(2)	Reflects the reduction in cash of $59,540 as if the FBR shareholders were paid a dividend of $8.50 per share on December 31, 2016 based upon the 6,918,306 FBR common shares outstanding as of December 31, 2016 and the accelerated vesting of 86,417 outstanding FBR restricted stock awards and FBR unit awards as if the transaction has occurred on December 31, 2016.

(3)	Reflects the estimated expenses of $4,500 to be incurred by B. Riley and FBR in connection with the acquisition of FBR by B. Riley.

(4)	Reflects the elimination of historical goodwill and other intangible assets of FBR in the amount of $4,490.

(5)	Reflects the fair value of consideration attributable to the fair value of FBR units that are expected to be settled in cash in the amount of $1,089 that is attributable to the service period prior to December 31, 2016, as more fully described above.

(6)	Reflects sign-on bonus in the amount of $3,500 that is payable to Richard J. Hendrix, President and Chief Executive Officer of FBR, as a result of entering into a new employment agreement with B. Riley upon closing of the acquisition.

(7)	Reflects the elimination of the historical retained earnings of FBR.

Statement of Operations—For the Year Ended December 31, 2016

a.	Derived from the audited statement of operations of B. Riley for the year ended December 31, 2016 contained in the Form 10-K filed with the SEC on March 10, 2017.

b.	Derived from the audited statement of operations of FBR for the year ended December 31, 2016 contained in the Form 10-K filed with the SEC on March 13, 2017.

c.	Derived from the unaudited operating results of UOL for the period from January 1, 2016 to July 1, 2016. UOL was acquired by B. Riley on July 1, 2016 and the results of operations of UOL prior to the acquisition date of July 1, 2016 are not included in the historical statement of operation of B. Riley in a. above for the year ended December 31, 2016.

(8)	Reflects the cost of goods sold of $2,064 that is reclassified from direct cost of services and selling, general and administrative expenses of $4,167 that is reclassified from technology and development to conform to the presentation of B. Riley’s Pro Forma Condensed Combined Statement of Operations.

(9)	Reflects the estimated reduction in revenues of $113 for the fair value adjustment for deferred revenue related to the acquisition of UOL on July 1, 2016.

(10)	Reflects the reduction in depreciation expense of $82 for the fair value of fixed assets acquired as a result of the acquisition of UOL using the straight-line method. The estimated useful life of the fixed assets acquired is 3 years.

(11)	Reflects the elimination of nonrecurring charges in the amount of $2,743 included in the historical results of operations of UOL and B. Riley which resulted directly from the acquisition of UOL by B. Riley on July 1, 2016. These amounts primarily related to legal and other professional fees.

(12)	Reflects the estimated amortization expense of $2,809 for intangible assets related to customer relationships, advertising relationships, domain names, internally developed software and tradenames acquired as a result of the UOL on July 1, 2016. The estimated useful life of the amortizable intangible assets range from 0.5 years to eight years.

(13)	Reflects the reduction in depreciation expense of $805 for the fair value of fixed assets and leasehold improvements acquired as a result of the acquisition of UOL using the straight-line method. The estimated useful life of the fixed assets acquired ranges from three to five years.

(14)	Reflects the estimated amortization expense of $714 for intangible assets related to customer relationships acquired as a result of the acquisition of FBR using the straight-line method. The estimated useful life of the customer list in Note (1) above is estimated to be seven years. Upon completion of the final valuation of FBR the fair value of intangible assets for the purchase accounting, the estimated useful life of the intangible assets may change.

(15)	Reflects pro forma adjustment for the income taxes of $52,585 for the year ended December 31, 2016 based on the impact of a combined federal and state statutory tax rate of 40.0% on the pro forma income that is subject to income taxes after accounting for the net income allocated to noncontrolling interests.

(16)	Pro forma earnings per share, basic and diluted, are based on the weighted average number of B. Riley common shares as if the shares issued in connection with the acquisition of FBR occurred on January 1, 2016. Pro forma earnings per share is computed by dividing pro forma net income by the pro forma weighted-average number of B. Riley common shares outstanding during the year as follows:

B. Riley Weighted Average Basic Shares outstanding prior to the acquisition of FBR & Co., Inc.	18,106,621
B. Riley newly issued shares in connection with the acquisition as if the acquisition occurred on January 1, 2016	4,777,175

Pro Forma Weighted Average Basic Shares outstanding	22,883,796
Effect of dilutive potential common shares:
Diluted effect of restricted stock awards	198,852
Contingently issuable shares	86,379

Pro Forma Weighted Average Diluted Shares outstanding	23,169,027

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

This section describes the material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of FBR common shares that exchange their FBR common shares for B. Riley common shares in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. FBR shareholders who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors therein, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold FBR common shares as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, retirement plans, individual retirement accounts, or other tax-deferred accounts, holders who acquired FBR common shares pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise dissenters’ rights or holders who actually or constructively own more than 5% of FBR common shares).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of FBR common shares that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is subject to U.S. federal income tax, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds FBR common shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds FBR common shares, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

To the extent this section consists of statements as to matters of U.S. tax law, this section is the opinion of Sullivan & Cromwell, LLP and the opinion of Wachtell, Lipton, Rosen & Katz.

Tax Consequences of the Merger Generally

It is a condition to the obligation of B. Riley to complete the merger that B. Riley receive an opinion from Sullivan & Cromwell LLP, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of FBR to complete the merger that FBR receive an opinion from Wachtell, Lipton, Rosen & Katz, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on facts and representations contained in representation letters provided by B. Riley and FBR and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service, which we refer to as the IRS, or any court. B. Riley and FBR have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Accordingly, and on the basis that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging your FBR common shares for B. Riley common shares, you generally will not recognize gain or loss, except with respect to cash received instead of fractional B. Riley common shares (as discussed below). The aggregate tax basis of the B. Riley common shares that you receive in the merger (including any fractional shares deemed received and redeemed for cash as described below) will equal your aggregate adjusted tax basis in the FBR common shares you surrender in the merger. Your holding period for the B. Riley common shares that you receive in the merger (including any fractional share deemed received and redeemed for cash as described below) will include your holding period of the FBR common shares that you surrender in the merger. If you acquired different blocks of FBR common shares at different times or at different prices, the B. Riley common shares you receive will be allocated pro rata to each block of FBR common shares, and the basis and holding period of each block of B. Riley common shares you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of FBR common shares exchanged for such block of B. Riley common shares.

Cash Instead of Fractional Shares

If you receive cash instead of a fractional share of B. Riley common shares, you will be treated as having received such fractional share of B. Riley common shares pursuant to the merger and then as having sold such fractional share of B. Riley common shares for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of B. Riley common shares as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of FBR common shares surrendered therefor) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Pre-Closing Dividend

Although the tax treatment of the pre-closing dividend is not entirely clear, FBR and B. Riley intend to report the pre-closing dividend as a distribution with respect to FBR common shares for United States federal income tax purposes. The Internal Revenue Service may take the position that the pre-closing dividend is additional cash received in connection with the merger, and to the extent it were to prevail, the amount of the pre-closing dividend would not be treated as a distribution as described in the succeeding paragraphs and would instead be treated as cash received by FBR shareholders in exchange for such stock, with the result that a shareholder would recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash received in the pre-closing dividend and the fair market value of the B. Riley common shares received pursuant to the merger over its adjusted tax basis in the FBR common shares surrendered) and (2) the amount of cash received pursuant to the pre-closing dividend (excluding any cash received in lieu of a fractional share).

If, as expected, the pre-closing dividend is treated as a distribution with respect to FBR common shares, the amount paid to holders generally would be treated first as a taxable dividend to the extent of the holder’s pro rata share of FBR’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the holder’s basis in its FBR common shares, and finally as capital gain from the sale or exchange of FBR common shares. FBR cannot predict whether it will have current or accumulated earnings and profits for its current taxable year (which will end in connection with the merger). It is possible that FBR will have current earnings and profits for its current taxable year. FBR will not be able to make this determination until after the closing of the merger. Once the determination is made, B. Riley will post this determination regarding FBR’s earnings and profits for U.S. federal income tax purposes on its website or otherwise inform former FBR shareholders of such determination.

Dividends received by individual FBR shareholders generally should qualify for reduced tax rates so long as certain holding period requirements are met. Dividends received by corporate FBR shareholders may be eligible for the deduction if the FBR shareholder is an otherwise qualifying corporate holder that meets the holding period and certain other requirements. A dividend may be considered an “extraordinary dividend” under the U.S. federal income tax rules depending on the facts and circumstances of the FBR shareholder. Treatment of a dividend as an extraordinary dividend may affect a corporate FBR shareholder’s basis in its FBR common shares, or, with respect to individual shareholders, may affect the tax characterization of a sale of his or her FBR common shares. FBR shareholders should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code in light of their particular circumstances.

Information Reporting and Backup Withholding

If you are a non-corporate FBR shareholder, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you (1) furnish a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (2) provide proof that you are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. FBR shareholders are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF B. RILEY’S CAPITAL STOCK

As a result of the merger, FBR shareholders who receive B. Riley common shares in the merger will become stockholders of B. Riley. Your rights as a stockholder of B. Riley will be governed by the General Corporation Law of the State of Delaware, which we refer to as the DGCL, the B. Riley certificate and the B. Riley bylaws. The following briefly summarizes the material terms of B. Riley common shares that will be issued in connection with the merger, and the description does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and other applicable law, the B. Riley certificate and the B. Riley bylaws. Copies of B. Riley’s governing documents have been filed with the SEC. To find where copies of these documents can be obtained, see “Where You Can Find More Information.”

B. Riley’s authorized capital stock consists of 40,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share, which we refer to as B. Riley preferred shares. As of the record date, there were 19,465,492 B. Riley common shares and no B. Riley preferred shares issued and outstanding. B. Riley common shares are listed on the Nasdaq under the symbol “RILY.”

Common Shares

Voting Rights

Except as otherwise provided by law, the B. Riley stockholders are entitled to one vote per share on all matters submitted to vote of B. Riley’s stockholders, including the election of directors. B. Riley stockholders are not entitled to exercise any right of cumulative voting. Except as otherwise required by law, or as provided in a preferred stock certificate of designation, the entire voting power of shares of capital stock of B. Riley are vested exclusively in B. Riley common shares. The bylaws provide that at each meeting of stockholders at which a quorum is present, all corporate actions to be taken by vote of the stockholders (other than the election of directors) will be authorized by the affirmative vote of the holders of a majority in voting power of the shares present in person or represented by proxy and entitled to vote on the subject matter, and where a separate vote by class or series is required, if a quorum of such class or series is present, such act will be authorized by the affirmative vote of the holders of a majority in voting power of the stock of such class or series present in person or represented by proxy and entitled to vote on the subject matter. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast will be sufficient to elect each such director standing for election.

Dividends

Subject to preferences that may apply to any then outstanding B. Riley preferred shares, the holders of outstanding B. Riley common shares are entitled to participate in dividends in the amounts, if any, that the B. Riley board of directors may determine from time to time ratably on a per share basis.

Liquidation

Subject to preferences that may apply to any then outstanding B. Riley preferred shares, upon liquidation, dissolution or winding up of B. Riley, the B. Riley stockholders will be entitled to participate ratably on a per share basis in all distributions to stockholders.

Other Matters

The B. Riley stockholders have no preemptive or subscription rights, and have no rights to convert their common shares into any other securities. B. Riley common shares are not subject to call or redemption and there are no sinking fund provisions applicable thereto.

B. Riley common shares are not subject to restrictions on alienability other than those imposed by applicable securities laws and any agreements between the holder thereof and B. Riley.

Preferred Shares

The B. Riley certificate provides that the B. Riley board of directors will be authorized to issue from time to time, without further stockholder approval, up to 1,000,000 B. Riley preferred shares in one or more series and to establish from time to time the number of shares to be included in each such series and to fix or alter the designations, preferences, privileges, rights and any qualifications, limitations or restrictions thereof of the shares of each series, including, but not limited to, the dividend rights, dividend rates, conversion rights, voting rights, rights of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such B. Riley preferred shares could have preferences over B. Riley common shares with respect to voting, dividends, vacancies in the board of directors and liquidation rights. B. Riley may issue additional B. Riley preferred shares in ways which may delay, defer or prevent a change of control of B. Riley without further action by B. Riley’s stockholders. Such B. Riley preferred shares may be issued with voting rights that may adversely affect the voting power of the B. Riley stockholders by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

Anti-Takeover Provisions

Interested Stockholder Transactions

B. Riley is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder), those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines “interested stockholder,” subject to certain exclusions, as any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that is the owner of 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person.

Certificate and Bylaws

Provisions in the B. Riley certificate and the B. Riley bylaws may have the effect of discouraging certain transactions that may result in a change in control of B. Riley. Some of these provisions provide that stockholders cannot act by written consent and impose advance notice requirements and procedures with respect to stockholder proposals and the nomination of candidates for election as directors. The B. Riley certificate allows B. Riley to issue shares of preferred stock or common stock without any action by stockholders. B. Riley’s directors and officers are indemnified by B. Riley to the fullest extent permitted by applicable law pursuant to the B. Riley certificate and the B. Riley bylaws. The B. Riley board of directors is expressly authorized to adopt, amend or repeal the B. Riley bylaws. These provisions may make it more difficult for stockholders to take specific corporate actions and may make it more difficult or discourage an attempt to obtain control of B. Riley by means of a proxy contest, tender offer, merger or otherwise.

Blank Check Preferred Shares

As further described above, the B. Riley certificate authorizes the B. Riley board of directors to approve the issuance of up to 1,000,000 B. Riley preferred shares without further approval of the stockholders, and to determine the rights and preferences of any series of B. Riley preferred shares. The B. Riley board of directors could issue one or more series of B. Riley preferred shares with voting, conversion, dividend, liquidation or other rights that would adversely affect the voting power and ownership interest of B. Riley stockholders. This authority may have the effect of deterring hostile takeovers, delaying or preventing a change in control and discouraging bids for B. Riley common shares at a premium over the market price.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF B. RILEY AND FBR COMMON SHARES

General

FBR is incorporated under the laws of the Commonwealth of Virginia and the rights of FBR shareholders are governed by the laws of the Commonwealth of Virginia, the FBR articles and the FBR bylaws. As a result of the merger, FBR shareholders will receive B. Riley common shares and will become B. Riley stockholders. B. Riley is incorporated under the laws of the State of Delaware and the rights of B. Riley stockholders are governed by the laws of the State of Delaware, the B. Riley certificate and the B. Riley bylaws. Thus, following the merger, the rights of FBR shareholders who become B. Riley stockholders in the merger will no longer be governed by the laws of the Commonwealth of Virginia, the FBR articles and the FBR bylaws and instead will be governed by the laws of the State of Delaware, the B. Riley certificate and the B. Riley bylaws.

Comparison of Certain Rights

Set forth below is a summary comparison of material differences between the rights of FBR stockholders under the FBR articles and the FBR bylaws (left column) and the rights of B. Riley stockholders under the B. Riley certificate and B. Riley bylaws (right column). While the parties believe that the summary table includes the material differences between the rights of FBR’s stockholders and those of B. Riley’s stockholders, this summary does not include a complete description of all the differences between the rights of the stockholders. Copies of the full text of the B. Riley certificate and the B. Riley bylaws currently in effect, and the FBR articles and the FBR bylaws currently in effect, are available, without charge, by following the instructions in the section entitled “Where You Can Find More Information.”

FBR	B. Riley

Authorized Capital Stock

The FBR articles authorize the issuance of up to 300,000,000 FBR common shares and up to 100,000,000 shares of preferred stock, par value $0.001 per share, which we refer to as FBR preferred shares.	The B. Riley certificate authorizes the issuance of 40,000,000 B. Riley common shares and 1,000,000 B. Riley preferred shares.

Voting Rights

The FBR articles provide that each common shareholder is entitled to one vote for each common share held by such shareholder.	The B. Riley certificate provides that each common stockholder is entitled to one vote for each share of common stock held by such stockholder.

Quorum

The FBR bylaws provide that, unless required by law, a majority of the votes entitled to be cast on a matter, represented in person or by proxy, constitutes a quorum for action on that matter.	The B. Riley bylaws provide that at any meeting of B. Riley stockholders, the holders of at least a majority in voting power of all issued and outstanding B. Riley common shares entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Preemptive Rights

The FBR shareholders have no preemptive or conversion rights or other subscription rights.	The B. Riley stockholders have no preemptive or subscription rights.

FBR	B. Riley

Rights of Preferred Stock

The FBR articles provides that the FBR board of directors may provide for each series of FBR preferred shares the designation, preferences, limitations and relative rights of the shares of each series, as provided in the articles of amendment to the FBR articles adopted by the FBR board of directors providing for the issuance of such series.

No FBR preferred shares were outstanding as of the date of this joint proxy statement/prospectus.

The B. Riley certificate provide that the B. Riley board of directors may fix for each series of B. Riley preferred shares the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, as shall be stated in the resolution or resolutions adopted by the B. Riley board of directors providing for the issuance of such class or series.

No B. Riley preferred shares were outstanding as of the date of this joint proxy statement/prospectus.

Number of Directors

The FBR articles state that the number of directors comprising the FBR board of directors will be fixed in the FBR bylaws or, in the absence of a bylaw fixing the number, such number will be nine. The FBR bylaws provide that there will be eight directors, and that this number may be changed from time to time by amendment of the FBR bylaws to increase or decrease the number of directors last elected by the FBR shareholders.

There are currently eight members of the FBR board of directors.

The B. Riley certificate states that the number of directors comprising the B. Riley board of directors will be fixed by, or in the manner provided in, the B. Riley bylaws. The B. Riley bylaws provide that there will be no fewer than three nor more than 13 directors, with the exact number fixed from time to time pursuant to a resolution adopted by a majority of the B. Riley board of directors.

There are currently seven members of the B. Riley board of directors.

Pursuant to the merger agreement, at or prior to the effective time the number of directors comprising the B. Riley board of directors will be increased by one to eight directors, with Richard J. Hendrix, chairman, president and chief executive officer of FBR, being appointed to fill the new seat in accordance with the terms of the employment agreement described elsewhere in this joint proxy statement/prospectus.

Election of Directors

The FBR bylaws provide that, except with respect to vacancies or elections of directors by unanimous written consent of shareholders, elections will be determined by a plurality of the votes cast by holders of shares entitled to vote in the election of directors at a meeting.	The B. Riley bylaws provide that at all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast will be sufficient to elect each such director standing for election.

Cumulative Voting

The FBR bylaws do not provide for cumulative voting.	The B. Riley certificate does not provide for cumulative voting.

Classification of Board of Directors

The FBR bylaws do not provide for a classified board of directors. Each director serves until his or her successor is elected and all directors are up for election annually.	The B. Riley certificate and B. Riley bylaws do not provide for a classified board of directors as of the 2017 annual meeting of B. Riley’s stockholders. Each director serves until his or her successor is elected, and all directors are up for election annually.

FBR	B. Riley

Removal of Directors

The FBR articles provide that directors may be removed from office with or without cause by the affirmative vote of the holders of a majority of the voting power of all outstanding FBR common shares entitled to vote generally in the election of directors, voting together as a single voting group, except for directors elected by the holders of outstanding FBR preferred shares voting as a separate voting group.	The B. Riley certificate and the B. Riley bylaws do not provide for the removal of directors. Therefore, Section 141(k) of the DGCL applies, and B. Riley directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors

The FBR bylaws provide that any vacancies, including a vacancy resulting from death, resignation, disqualification or removal or an increase in the number of directors, may be filled by (1) the FBR board of directors, (2) the affirmative vote of a majority of the remaining directors, though the number of remaining directors may be less than a quorum, or (3) by the shareholders. A director elected by the FBR board of directors to fill a vacancy will be elected to hold office until the next annual meeting of shareholders or until his or her successor is elected and qualified.	The B. Riley certificate and the B. Riley bylaws provide that vacancies and newly created directorships resulting from an increase in the authorized number of directors, or resulting from death, resignation, disqualification, removal or other cause may be filled solely by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. Each director so elected will hold office until the next annual meeting of stockholders and until a successor has been duly elected and qualified, or until such director’s earlier death, disqualification, resignation or removal.

Nomination of Director Candidates by Stockholders

The FBR bylaws provide that a shareholder must give advance written notice to FBR of a director nomination. In order to make such a nomination a shareholder must satisfy certain procedural requirements, including, among others, providing timely notice of the nomination as well as the disclosure of certain information about both the nominating shareholder and the nominee.

The B. Riley bylaws provide that a stockholder must give advance written notice to B. Riley of a director nomination. In order to make such a nomination a stockholder must satisfy certain procedural requirements, including, among others, providing timely notice of the nomination as well as the disclosure of certain information about both the nominating stockholder and the nominee.

Stockholder Proposals

The FBR bylaws provide that a shareholder must give advance written notice to FBR of any proposal of business to be transacted at an annual meeting of the shareholder. In order to make such a proposal a shareholder must satisfy certain procedural requirements, including, among others, providing timely notice of the proposal as well as the disclosure of certain information about the nominating shareholder and the proposal.

The FBR articles provide that, with respect to special meetings, only business within the purpose or purposes described in a notice of special meeting delivered by FBR or the holders of a majority of the outstanding FBR common shares will be conducted at a special meeting.

The B. Riley bylaws provide that a stockholder must give advance written notice to B. Riley of any proposal of business to be transacted at an annual meeting of the stockholder. In order to make such a proposal a shareholder must satisfy certain procedural requirements, including, among others, providing timely notice of the proposal as well as the disclosure of certain information about the nominating stockholder and the proposal.

The B. Riley bylaws provide that only business that has been brought before a special meeting pursuant to B. Riley’s notice of such meeting may be conducted at a special meeting of stockholders.

FBR	B. Riley

Proxies

The FBR bylaws provide that a shareholder may vote his or her shares in person or by proxy. An appointment of a proxy is effective when received by FBR’s corporate secretary or other officer or agent authorized to tabulate votes and is valid for 11 months unless a longer period is expressly provided in the appointment form.	The B. Riley bylaws provide that every person entitled to vote for directors, or on any other matter, will have the right to do so either in person or by one or more agents authorized by a written proxy, but no such proxy may be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Stockholder Action Without a Meeting

The FBR articles and the FBR bylaws do not provide for stockholder action without a meeting. Therefore, Section 13.1-657 of the VSCA applies, and any action required or permitted to be adopted or taken at a shareholders’ meeting may be adopted or taken without a meeting if the action is adopted or taken by all the shareholders entitled to vote on the action and the adoption or taking of the action is evidenced by one or more written consents.	The B. Riley certificate and the B. Riley bylaws prohibit the stockholders from acting by written consent.

Special Meetings of Stockholders

The FBR articles provide that a special meeting of the shareholders of FBR may be called by the chairman, any vice chairman, the chief executive officer or the president of FBR, or the FBR board of directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the FBR board of directors.

The holders of a majority of the outstanding FBR common shares may call a special meeting of the shareholders for the purpose or purposes specified by such holders in an advance written notice to FBR.

The B. Riley bylaws provide that a special meeting of the stockholders may be called at any time only (1) by the chairman of the B. Riley board of directors or the chief executive officer of B. Riley, (2) at the written request of at least two of the members of the B. Riley board of directors, or (3) at the written request of the holders of at least a majority of the capital stock entitled to vote generally in an election of directors.

Limitation of Personal Liability of Directors and Officers

The FBR articles provide that in any proceeding brought by or in the right of FBR or brought by or on behalf of shareholders of FBR, no director or officer of FBR will be liable to FBR or its shareholders for monetary damages with respect to any transaction, occurrence, or course of conduct, except for liability resulting from the individual’s having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.	The B. Riley certificate provides that, to the fullest extent permitted by the DGCL, a B. Riley director will not be liable to B. Riley or its stockholders for monetary damages for breach of fiduciary duty as a director.

FBR	B. Riley
Indemnification of Directors and Officers

The FBR articles provide that FBR will indemnify any person who is or was a director or officer of FBR and who is a party to any proceeding, including a proceeding brought by a shareholder in the right of FBR or brought by or on behalf of shareholders of FBR, by reason of the fact that he or she (1) is or was a director or officer of FBR or (2) is or was serving at the request of FBR as a director, trustee, partner, member or officer of another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan, or other enterprise, against any liability incurred by him or her in connection with such proceeding, unless the director or officer engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

FBR will pay for or reimburse the reasonable expenses incurred by any applicant entitled to be indemnified who is a party to a proceeding in advance of final disposition if the applicant furnishes to FBR (1) a written statement of the applicant’s good-faith belief that he or she has met the standard of conduct described in the paragraph above and (2) a written undertaking to repay the advance if it is ultimately determined that the applicant did not meet such standard of conduct.

The FBR board of directors is empowered, by majority vote of a quorum consisting of disinterested directors, to cause FBR to indemnify or contract to indemnify with any individual not described in the paragraph above who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of FBR, or is or was serving at the request of FBR as director, officer, employee or agent of another enterprise, to the same extent as if that individual was an individual described in the paragraph above.

The B. Riley certificate provides that, to the fullest extent permitted by the DGCL, B. Riley will indemnify and advance expenses to each of B. Riley’s directors and officers in each and every situation where B. Riley is permitted or empowered to make such indemnification under the DGCL. B. Riley may, in the sole discretion of the B. Riley board of directors, indemnify and advance expenses to any other person who may be indemnified pursuant to the DGCL to the extent the board of directors deems advisable. B. Riley may maintain insurance to protect itself and any director, officer, employee or agent of B. Riley or other entity against any expense, liability or loss.

The B. Riley bylaws provide that B. Riley will indemnify and hold harmless, to the fullest extent authorized by the DGCL, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit, arbitration, alternative dispute mechanism, inquiry, administrative or legislative hearing, investigation or any other actual, threatened or completed proceeding, including any and all appeals, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of B. Riley or, while serving as a director or officer of B. Riley, is or was serving at the request of B. Riley as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee.

The B. Riley bylaws provide that B. Riley will pay or reimburse all expenses, including attorneys’ fees, incurred by an indemnified party in defending any proceeding described in the paragraph above, upon an undertaking by such party to repay such expenses if it is ultimately determined that such party was not entitled to be indemnified by B. Riley.

The B. Riley bylaws provide that, to the extent authorized by the B. Riley board of directors, B. Riley may grant rights to indemnification and to the advancement of expenses to any employee or agent of B. Riley to the fullest extent of the provisions described above with respect to the indemnification and advancement of expenses of directors and officers of B. Riley.

FBR	B. Riley

Amendments to Articles of Incorporation

The FBR articles generally provide that the amendment or restatement of the FBR articles requires the vote of a majority of the shareholders entitled to vote on such amendment or restatement.

Except for amendments contained in articles of amendment adopted by the FBR board of directors establishing any series of preferred stock, the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single group, is required to amend, alter or repeal any provision in the FBR articles that (1) requires FBR to hold, or set forth procedures applicable to the holding of, a special meeting of shareholders at the call, demand or request of any person, or (2) governs the nomination of persons for election to the FBR board of directors or the proposal of business to be considered by the shareholders at an annual or special meeting of shareholders.

The affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single voting group, is required to alter, amend, modify or repeal, or to adopt, any provision inconsistent with any provision in the FBR articles relating to the voting matters described in the paragraphs above or in this paragraph.

The B. Riley certificate provides that B. Riley reserves the right to amend or repeal any provision contained in the B. Riley certificate or any amendment thereof at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred in the B. Riley certificate upon B. Riley stockholders and directors are granted subject to such reservation. The B. Riley certificate provides that certain provisions of the B. Riley certificate relating to (1) the amendment of the B. Riley bylaws, (2) the number, terms of office, vacancies and election of B. Riley’s directors and (3) the amendment of the B. Riley certificate itself, may not be amended or repealed in any respect, nor may any provision inconsistent with such provisions be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least a majority of the capital stock of B. Riley entitled to vote generally in an election of directors, voting together as a single class.

Amendments to Bylaws

The FBR bylaws provide that the FBR bylaws may be amended or repealed, and new bylaws may be made, (1) at any regular or special meeting of the FBR board of directors, or (2) by the shareholders of FBR. The shareholders of FBR may prescribe that any bylaw made by such shareholders may not be altered, amended or repealed by the FBR board of directors.	Pursuant to the B. Riley certificate and the B. Riley bylaws, the B. Riley board of directors is authorized to make, alter, amend or repeal the B. Riley bylaws or any amendment thereof without the assent or vote of B. Riley’s stockholders, except as otherwise required by law or contract. The B. Riley certificate provides that B. Riley’s stockholders may not alter, amend or repeal in any respect any provision of the B. Riley bylaws, nor adopt any provision inconsistent in any respect with the B. Riley bylaws, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least a majority of the capital stock of B. Riley entitled to vote generally in an election of directors, voting together as a single class, at any annual or special meeting of the stockholders of B. Riley, duly called and upon proper notice thereof.

FBR	B. Riley

Anti-Takeover Provisions

FBR, in the FBR bylaws, has opted out of Article 14.1 of the VSCA, the Virginia anti-takeover statute regulating “control share acquisitions,” which are transactions causing the voting power of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Under the “control share acquisitions” statute, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares entitled to vote in the election of directors other than those held by the acquiring person or held by any officer or employee director of the corporation, unless at the time of any control share acquisition, the articles of incorporation or bylaws of the corporation provide that such statute does not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be redeemed by the corporation, at the corporation’s option, at a price per share equal to the acquiring person’s cost. Unless otherwise provided in the corporation’s articles of amendment or bylaws, the VSCA grants appraisal rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

In addition, FBR, in the FBR articles, has opted out of Article 14 of the VSCA, a Virginia statute regulating “affiliated transactions.” An affiliated transaction is generally defined as a merger, a share exchange, a material disposition of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with any 10% holder for a period of three years following the date that such person became a 10% holder unless (1) a majority (but not less than two) of the disinterested directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the 10% holder, approve the affiliated transaction or (2) before or contemporaneously with the date the person became a 10% holder, a majority of disinterested board of directors approved the transaction that resulted in the shareholder becoming a 10% holder.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” (as defined under Delaware law) with a person owning 15% or more of the corporation’s voting stock, or such person’s affiliates or associates, for three years following the time that a person becomes a 15% stockholder, with certain exceptions. B. Riley has not opted out of Section 203.

FBR	B. Riley
If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. The VSCA grants appraisal rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

Business Combination Restrictions

The FBR articles provide that certain matters, including, among others, any plan of merger or share exchange to which FBR is a party, and any sale, lease, exchange or other disposition of FBR’s assets, require the affirmative vote of a majority of the votes entitled to be cast thereon by each voting group entitled to vote on such matter, at a meeting at which a quorum of the voting group exists, and in addition to any other vote otherwise required pursuant to the FBR articles or the VSCA. This reduces the two-thirds requirement in the VSCA to a majority of the votes entitled to be cast.

The FBR bylaws provide that notice must be given of a shareholders meeting to act on certain matters, including, among others, a plan of merger or share exchange to which FBR is a party and the sale, lease, exchange or other disposition of FBR’s assets, not less than 25 days nor more than 60 days before the date of such meeting.

The B. Riley certificate and the B. Riley bylaws do not provide for any restrictions relating to business combination transactions.

OTHER MATTERS TO BE CONSIDERED AT THE B. RILEY ANNUAL MEETING

Election of Directors

The B. Riley board of directors has nominated each of Robert D’Agostino, Andrew Gumaer, Thomas J. Kelleher, Bryant R. Riley, Richard L. Todaro, Todd D. Sims and Mikel H. Williams to be elected as a director at the B. Riley annual meeting. If elected, the nominees will serve as directors until B. Riley’s annual meeting of stockholders in 2018, or until their respective successors are duly elected and qualified or their earlier death, resignation or removal. If any of the nominees declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election (although B. Riley knows of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominees as the B. Riley board of directors may designate. Upon expiration of the term of any director, the successor to such director (or such director, if such director is reelected) will be elected for a one-year term at the next annual meeting of stockholders.

There are no familial relationships between any of B. Riley’s directors or B. Riley’s executive officers and any other director or executive officer. No arrangement or understanding exists between any nominee and any other person or persons pursuant to whom any nominee was or is to be selected as a director or director nominee of B. Riley.

As described in “The Merger Agreement—Directors,” the merger agreement provides that at or prior to the effective time, the number of directors constituting the full B. Riley board of directors will be eight, an increase of one, with Richard J. Hendrix, who is the Chairman, President and Chief Executive Officer of FBR, being appointed to fill the new seat in accordance with the terms of the employment agreement described in the section entitled “The Merger Agreement—Related Agreements—Employment Agreement.” Concurrently with the appointment of Mr. Hendrix, the B. Riley board of directors intends to increase the number of directors constituting the full B. Riley board of directors to nine and appoint an additional independent director.

Information Regarding Directors

The following table provides the name, age and position(s) of each of B. Riley’s directors as of April 27, 2017:

Name	Age	Committees
Bryant R. Riley	50	None
Andrew Gumaer	56	None
Thomas J. Kelleher	49	None
Robert D’ Agostino	50	Compensation Committee*, Corporate Governance Committee
Todd D. Sims	47	Audit Committee, Compensation Committee, Corporate Governance Committee*
Richard L. Todaro	45	Audit Committee*, Corporate Governance Committee
Mikel H. Williams	60	Audit Committee, Compensation Committee

*	Chairman of the respective committee.

Our Nominees for Director

Bryant R. Riley has served as B. Riley’s Chief Executive Officer and Chairman of the B. Riley board of directors since the initial closing of the acquisition of B. Riley & Co., LLC and certain related entities in June 2014, which we refer to as the BRC acquisition, and as a director since August 2009. Mr. Riley also serves as the Chairman of B. Riley & Co., LLC, and Chief Executive Officer of B. Riley Capital Management, LLC, wholly owned subsidiaries of B. Riley. Mr. Riley has served as Chairman of B. Riley & Co., LLC since founding the stock brokerage firm in 1997 and served as Chief Executive Officer of B. Riley & Co., LLC from 1997 to 2006. He also previously served on the boards of Alliance Semiconductor Corp. from July 2005 to February 2012, Cadiz Inc. from April 2013 to June 2014, DDI Corp. from May 2007 to May 2012, National Holdings

Corporation from April 2012 to October 2012, Strasbaugh from July 2010 to August 2013, STR Holdings, Inc. from March 2014 to August 2014, and Trans World Entertainment Corp. from January 2009 to July 2012. He also served on the board of directors for several private companies. Mr. Riley received his B.S. in Finance from Lehigh University. Mr. Riley’s experience and expertise in the investment banking industry provides the B. Riley board of directors with valuable insight into the capital markets. Mr. Riley’s extensive experience serving on other public company boards is an important resource for the B. Riley board of directors.

Andrew Gumaer has served as the Chief Executive Officer of Great American Group, LLC, which we refer to as GAG, LLC, a wholly owned subsidiary of B. Riley, since B. Riley acquired such entity in July 2009 and as a member of the B. Riley board of directors since July 2009. Mr. Gumaer also served as B. Riley’s Chief Executive Officer from July 2009 until the initial closing of the BRC acquisition, and as B. Riley’s Chairman from March 2012 until June 2014. Prior to July 2009, Mr. Gumaer was a co-founder of GAG, LLC, had served as GAG, LLC’s Chief Executive Officer since May 2007 and previously served as GAG, LLC’s President from June 2006 to May 2007. Prior to assuming such role, Mr. Gumaer was the President of The Pride Capital Group, LLC, predecessor in interest to GAG, LLC, from 2002 to May 2006. Mr. Gumaer also served as the Senior Vice President of Garcel, Inc. from 1997 to 2002 and as a Senior Vice President with the investment banking firm Drexel Burnham Lambert prior to his service with Garcel, Inc. Mr. Gumaer’s in depth knowledge of B. Riley’s business and operations, his experience in the investment banking industry, and leadership as GAG, LLC’s Chief Executive Officer and/or President since 2006 positions him well to serve as a member of the B. Riley board of directors.

Thomas J. Kelleher has served as B. Riley’s President since August 2014 and as a member of the B. Riley board of directors since October 2015. Mr. Kelleher also serves as Chief Executive Officer of B. Riley’s wholly owned subsidiary, B. Riley & Co., LLC, a position he has held since 2006. From 1997 to 2006, Mr. Kelleher held other senior management positions with B. Riley & Co., LLC, including Chief Financial Officer and Chief Compliance Officer. Mr. Kelleher has also served on the board of directors of Special Diversified Opportunities Inc. since October 2015. He received his Bachelor of Science in Mechanical Engineering from Lehigh University. Mr. Kelleher’s experience and expertise in the investment banking industry provides the B. Riley board of directors with valuable insight into the capital markets. Mr. Kelleher’s experience serving on other public company boards is an important resource for the B. Riley board of directors.

Robert D’Agostino has served as a member of the B. Riley board of directors since October 2015. Mr. D’Agostino has served as President of Q-mation, Inc. since 1999. Q-mation, Inc. is a leading supplier of software solutions targeted at increasing operational efficiencies and asset performance in manufacturing companies. Mr. D’Agostino joined Q-mation, Inc in 1990 and held various sales, marketing and operations management positions prior to his appointment as President. He previously served on the board of Alliance Semiconductor Corp. from July 2005 to February 2012. Mr. D’Agostino graduated from Lehigh University with a B.S. in Chemical Engineering. Mr. D’Agostino’s executive leadership experience provides an important resource to the B. Riley board of directors.

Todd D. Sims has served as a member of the B. Riley board of directors since October 2016. Since March 2010, Mr. Sims has served as Senior Vice President of Digital Strategy of Anschutz Entertainment Group, Inc., one of the leading sports and entertainment presenters in the world, overseeing business and corporate development for its ticketing business, AXS. Prior to that, Mr. Sims spent more than 15 years building Internet businesses. In the mid 1990’s, he served as ESPN’s executive producer of NFL.com, NBA.com and NASCAR Online. He also served on the management team of eCompanies, LLC, an incubator which has incubated a number of companies including Jamdat Mobile Inc. (acquired by Electronic Arts Inc.), Business.com Inc. (acquired by R.H. Donnelley Corp.) and Boingo Wireless, Inc. (initial public offering). Mr. Sims serves as an advisor to the L.A. Dodgers Tech Accelerator and is a guest lecturer at the University of Southern California’s Marshall School of Business. Mr. Sims’ digital experience provides an important resource to the B. Riley board of directors.

Richard L. Todaro, CFA, has served as a member of the B. Riley board of directors since July 2014. Mr. Todaro previously spent 20 years at Kennedy Capital Management, managing the small cap growth portfolio there for the past 10 years. He held several positions at Kennedy Capital Management, including Analyst, Assistant Director of Research, Assistant Portfolio Manager, Portfolio Manager, and Vice President and served as a member of its board of directors. Mr. Todaro spent three years as a board member of the University of Missouri – St. Louis Finance Department. Mr. Todaro served on the board of Telenav from September 2015 to August 2016. He currently serves as an advisory board member for Gateway Greening. Mr. Todaro also served in the Air National Guard as a staff sergeant from 1991 to 1997. Mr. Todaro received a BSBA in Finance from the University of Missouri – St. Louis and a Master of Finance degree from Saint Louis University. Mr. Todaro has also passed the Uniform Investment Advisor Law examination. Mr. Todaro’s financial experience and expertise in the asset management industry provides the B. Riley board of directors valuable insight into the capital markets industry.

Mikel H. Williams has served as a member of the B. Riley board of directors since October 2015. Mr. Williams has served as the Chief Executive Officer and a director of Targus International LLC, a privately held, leading global supplier of carrying cases and accessories for the mobile lifestyle, since February 2016. Mr. Williams formerly served as the Chief Executive Officer and a director of JPS Industries, Inc., a composite materials manufacturer, from 2013 until its sale in 2015. Prior to that, Mr. Williams was the President, Chief Executive Officer and a director of DDi Corporation, a leading provider of time-critical, technologically advanced electronics manufacturing services, from November 2005 until its sale in May 2012. Mr. Williams has also served in various management positions with several technology related companies in the manufacturing, telecommunications and professional services industries. Mr. Williams also serves on the board of directors of Centrus Energy Corp. (formerly USEC, until its bankruptcy restructuring in 2014) and Iteris, Inc. Mr. Williams formerly served on the board of Tellabs, Inc. until it was sold in 2013 and Lightbridge Communications Corp. until it was sold in February 2015. Mr. Williams received his B.S. degree from the University of Maryland in accounting and an M.B.A. from Georgetown University. Mr. Williams’s executive leadership experience provides an important resource to the B. Riley board of directors.

Recommendation of the B. Riley Board of Directors

The persons named in the enclosed proxy will vote the proxies they receive “FOR” the election of the nominees named above, unless a particular proxy card withholds authorization to do so, or provides contrary instructions. Each of the nominees has indicated that he is willing and able to serve as a director. If, before the B. Riley annual meeting, any nominee becomes unable to serve, an event that is not anticipated by the B. Riley board of directors, the proxies will be voted for the election of whomever the B. Riley board of directors may designate.

The B. Riley board of directors unanimously recommends a vote “FOR” the election of each of the nominees for director.

Ratification and Selection of Independent Public Accounting Firm

The B. Riley board of directors has selected Marcum LLP, which we refer to as Marcum, as B. Riley’s independent public accounting firm for the fiscal year ending December 31, 2017, and has further directed that management submit the selection of independent public accounting firm for ratification by the B. Riley stockholders at the B. Riley annual meeting. Marcum has audited B. Riley’s financial statements since the fiscal year ended December 31, 2006. Representatives of Marcum are expected to be present at the B. Riley annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Marcum as B. Riley’s independent public accounting firm is not required by the B. Riley bylaws or otherwise. However, the B. Riley board of directors is submitting the selection of Marcum to the B. Riley stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the B. Riley board of directors and the audit committee of the B. Riley board of directors, which we refer to as the B. Riley audit committee, will reconsider whether or not to retain Marcum. Even if the selection is ratified, the B. Riley board of directors and the B. Riley audit committee may, in their discretion, direct the appointment of a different independent public accounting firm at any time during the year if they determine that such a change would be in B. Riley’s and the B. Riley stockholders’ best interests.

Audit and All Other Fees

The following table sets forth the aggregate fees for services provided to B. Riley by Marcum for the fiscal years ended December 31, 2015 and 2016:

	Fiscal 2015	Fiscal 2016
Audit Fees (1)	$314,045	$730,650
Audit-Related Fees (2)	4,590	46,055
Tax Fees	—	—
All Other Fees	—	—

TOTAL	$318,635	$776,705

(1)	Audit Fees consist of audit and various attest services performed by Marcum and include the following: (1) fees for fiscal year 2015 include (a) reviews of B. Riley’s financial statements for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015 and (b) the audit of B. Riley’s financial statements for the fiscal year ended December 31, 2015 and (2) fees for fiscal year 2016 include (a) reviews of B. Riley’s financial statements for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016 (b) the audit of B. Riley’s financial statements and internal control over financial reporting for the fiscal year ended December 31, 2016 and (c) services rendered in connection with the filing of registration statements and underwriter comfort letters.
(2)	Audit-Related Fees consist of fees for assurance and related services performed by Marcum that are related to the performance of the audit or review of B. Riley’s financial statements other than audit fees.

Audit Committee Pre-Approval Policy

As a matter of policy, all audit and non-audit services provided by B. Riley’s independent registered public accounting firm are approved in advance by the B. Riley audit committee, which considers whether the provision of non-audit services is compatible with maintaining such firm’s independence. All services provided by Marcum during fiscal years 2015 and 2016 were pre-approved by the B. Riley audit committee. The B. Riley audit committee has considered the role of Marcum in providing services to B. Riley for the fiscal year ended December 31, 2017 and has concluded that such services are compatible with their independence as B. Riley’s auditors.

Recommendation of the B. Riley Board of Directors

The B. Riley board of directors unanimously recommends a vote “FOR” the B. Riley accounting firm ratification proposal.

B. RILEY CORPORATE GOVERNANCE

B. Riley Corporate Governance Guidelines

The B. Riley board of directors has adopted corporate governance guidelines to assist it in the exercise of its responsibilities and to serve the interests of B. Riley and the B. Riley stockholders. The corporate governance guidelines are available for review on B. Riley’s website at http://ir.brileyfin.com/governance.cfm.

Director Independence

The B. Riley board of directors has unanimously determined that four (4) of the members of the B. Riley board of directors, Messrs. D’Agostino, Todaro, Williams and Sims, a majority of the B. Riley board of directors, are “independent” directors as that term is defined by Nasdaq Marketplace Rule 5605(a)(2). In addition, based upon such standards, the B. Riley board of directors determined that Messrs. Riley, Gumaer and Kelleher are not “independent” because they are employees of B. Riley. Further, the B. Riley board of directors determined that Kenneth M. Young, who served as a director until October 2016, was an “independent” director as that term is defined by Nasdaq Marketplace Rule 5605(a)(2).

As described in “The Merger Agreement—Directors,” the merger agreement provides that at or prior to the effective time, the number of directors constituting the full B. Riley board of directors will be eight, an increase of one, with Richard J. Hendrix, who is the Chairman, President and Chief Executive Officer of FBR, being appointed to fill the new seat in accordance with the terms of the employment agreement described in the section entitled “The Merger Agreement—Related Agreements—Employment Agreement.” Concurrently with the appointment of Mr. Hendrix, the B. Riley board of directors intends to increase the number of directors constituting the full B. Riley board of directors to nine and appoint an additional independent director.

Nominations for Directors

The corporate governance committee of the B. Riley board of directors, which we refer to as the B. Riley corporate governance committee, evaluates and recommends to the B. Riley board of directors director nominees for each election of directors. In fulfilling its responsibilities, the B. Riley corporate governance committee considers the following factors: (i) demonstrated personal integrity and moral character; (ii) willingness to apply sound and independent business judgment for the long-term interests of the B. Riley stockholders; (iii) relevant business or professional experience, technical expertise or specialized skills; (iv) personality traits and background that appear to fit with those of the other directors to produce a collegial and cooperative board responsive to B. Riley’s needs; and (v) ability to commit sufficient time to effectively carry out the substantial duties of a director. The B. Riley corporate governance committee and the B. Riley board of directors will not consider as a director candidate anyone who is an officer, director or principal of an enterprise which is in substantial competition with B. Riley. Other than the foregoing factors, there are no stated minimum criteria for director nominees. However, the B. Riley corporate governance committee may also consider such other factors as it may deem are in the best interests of B. Riley and the B. Riley stockholders. The B. Riley corporate governance committee does, however, recognize that under applicable regulatory requirements at least one member of the B. Riley board of directors must, and believes that it is preferable that more than one member of the B. Riley board of directors should, meet the criteria for an “audit committee financial expert” as defined by SEC rules. Further, although B. Riley does not have a formal diversity policy, the B. Riley corporate governance committee seeks to nominate a board of directors that brings to B. Riley a variety of perspectives, skills, expertise, and sound business understanding and judgment, derived from business, professional, governmental, finance, community and industry experience.

The B. Riley corporate governance committee identifies nominees by first evaluating the current members of the B. Riley board of directors willing to continue in service. Current members of the B. Riley board of directors with skills and experience that are relevant to B. Riley’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the B. Riley board of directors with that of obtaining a new perspective. If any member of the B. Riley board of directors up for re-election at an upcoming annual meeting of stockholders does not wish to continue in service, the B. Riley corporate governance committee identifies the desired skills and experience of a new nominee in light of the criteria above. If the B. Riley corporate governance committee believes that the B. Riley board of directors requires additional candidates for nomination, the committee may explore alternative sources for identifying additional candidates. This may include engaging, as appropriate, a third party search firm to assist in identifying qualified candidates.

The B. Riley corporate governance committee reviews all nominees, including those recommended by stockholders, for nomination by the B. Riley board of directors in accordance with the above requirements and qualifications to determine whether they possess attributes the B. Riley corporate governance committee believes would be most beneficial to B. Riley. The B. Riley corporate governance committee will select qualified candidates and make its recommendations to the B. Riley board of directors, which will formally decide whether to nominate the recommended candidates for election to the B. Riley board of directors. The B. Riley stockholders may recommend nominees for consideration by the B. Riley corporate governance committee by submitting the names and the following supporting information to B. Riley’s Secretary: Corporate Secretary, Stockholder Nominations, B. Riley Financial, Inc., 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The submissions should include a current resume of the candidate and statement describing the candidate’s qualifications and contact information for personal and professional references. The submission should also include the name and address of the B. Riley stockholder who is submitting the nominee, the number of shares which are owned of record or beneficially by the submitting stockholder and a description of all arrangements or understandings between the submitting stockholder and the candidate.

The B. Riley bylaws provide that any B. Riley stockholder who is entitled to vote at the B. Riley annual meeting and who complies with the notice requirements described below may nominate persons for election to the B. Riley board of directors. To be timely, a stockholder’s notice must be delivered to or mailed and received at B. Riley’s principal executive offices not less than 60 days or more than 90 days prior to the first anniversary of the date on which B. Riley first mailed its proxy materials (or, in the absence of proxy materials, its notice of meeting) for the previous year’s annual meeting of stockholders. However, if the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be delivered to B. Riley’s corporate secretary at B. Riley’s principal executive offices not earlier than the close of business the 90th day prior to such annual meeting and not later than the later of (i) the 60th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

The stockholder’s notice relating to director nomination(s) shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of B. Riley’s capital stock which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Exchange Act; (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder, (ii) the class and number of shares of B. Riley’s capital stock which are beneficially owned by the stockholder, (iii) a representation that the stockholder is a holder of record of B. Riley’s capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination and (iv) a representation whether the stockholder or beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of B. Riley’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of such nomination. These notice requirements are deemed satisfied if the stockholder notifies B. Riley that he or she intends to present a nomination at the annual meeting in compliance with SEC rules and such stockholder’s nomination has been included in a proxy statement that has been prepared by B. Riley.

Stockholder Communications with Directors

The B. Riley stockholders may communicate with the B. Riley board of directors by sending a letter to the Corporate Secretary, Stockholder Communications of B. Riley Financial, Inc., 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. Each communication must set forth the name and address of the B. Riley stockholder on whose behalf the communication is sent and should indicate in the address whether the communication is intended for the entire B. Riley board of directors, the non-management directors as a group or an individual director. Each communication will be screened by B. Riley’s corporate secretary or his designee to determine whether it is appropriate for presentation to the B. Riley board of directors or such individual director or directors. Examples of inappropriate communications include junk mail, spam, mass mailings, resumes, job inquiries, surveys, business solicitations and advertisements, as well as unduly hostile, threatening, illegal, unsuitable, frivolous, patently offensive or otherwise inappropriate material. Communications determined to be appropriate for presentation to the B. Riley board of directors or the director(s) to whom they are addressed will be submitted to such addressee on a periodic basis. Any communications that concern complaints regarding accounting, internal controls or auditing matters will be handled in accordance with procedures adopted by the B. Riley audit committee.

Code of Bu siness Conduct and Ethics

The B. Riley board of directors has adopted a code of business conduct and ethics, which we refer to as the B. Riley ethics code, which applies to all of B. Riley’s directors, officers and employees. The B. Riley ethics code is available for review on B. Riley’s website at http://ir.brileyfin.com/governance.cfm, and is also available in print, without charge, to any B. Riley stockholder who requests a copy by writing to B. Riley at B. Riley Financial, Inc., 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367, Attention: Investor Relations. Each of B. Riley’s directors, employees and officers, including B. Riley’s chief executive officer, chief financial officer and chief accounting officer, and all of B. Riley’s other principal executive officers, are required to comply with the B. Riley ethics code. There have not been any waivers of the B. Riley ethics code relating to any of B. Riley’s executive officers or directors in the past year.

Meetings and Committees of the B. Riley Board of Directors

The B. Riley board of directors is responsible for overseeing the management of B. Riley’s business. B. Riley keeps the members of the B. Riley board of directors informed of B. Riley’s business at meetings and through reports and analyses presented to the B. Riley board of directors and the committees thereof. Regular communications between B.  Riley’s directors and management also occur apart from meetings of the B. Riley board of directors and committees thereof.

Meeting Attendance

The B. Riley board of directors normally meets quarterly, but may hold additional meetings as required. During fiscal year 2016, the B. Riley board of directors held six regularly scheduled meetings. During 2016, each of the members of the B. Riley board of directors attended at least 75% of the aggregate number of meetings of the B. Riley board of directors and meetings of each committee of the B. Riley board of directors on which he served. B. Riley does not have a policy requiring that directors attend B. Riley’s annual meeting of stockholders. All of the members of B. Riley’s board of directors attended B. Riley’s 2016 annual meeting of stockholders.

Committees of the B.  Riley Board of Directors

The B. Riley board of directors currently has three standing committees to facilitate and assist the B. Riley board of directors in the execution of its responsibilities: the B. Riley audit committee, the compensation committee of B. Riley, which we refer to as the B. Riley compensation committee, and the B. Riley corporate governance committee.

The B. Riley Audit Committee

The B. Riley audit committee is composed of Messrs. Richard L. Todaro (Chairperson), Todd. D. Sims and Mikel H. Williams. Former director Kenneth M. Young served on the B. Riley audit committee until his resignation from the B. Riley board of directors in October 2016. The B. Riley board of directors has affirmatively determined that each member of the B. Riley audit committee during 2016 was, and each current member is, independent under Nasdaq Marketplace Rule 5605(a)(2), and meets all other qualifications under Nasdaq Marketplace Rule 5605(c) and the applicable rules of the SEC. The B. Riley board of directors has also affirmatively determined that Richard L. Todaro qualifies as an “audit committee financial expert” as such term is defined in Regulation S-K under the Securities Act of 1933. During 2016, the B. Riley audit committee held four meetings. The B. Riley audit committee acts pursuant to a written charter, which is available for review on B. Riley’s website at http://ir.brileyfin.com/governance.cfm. The responsibilities of the B. Riley audit committee include overseeing, reviewing and evaluating B. Riley’s financial statements, accounting and financial reporting processes, internal control functions and the audits of B. Riley’s financial statements. The B. Riley audit committee is also responsible for the appointment, compensation, retention, and as necessary, the termination of B. Riley’s independent auditors.

The B. Riley Compensation Committee

The B. Riley compensation committee is composed of Messrs. Robert D’Agostino (Chairperson), Todd D. Sims and Mikel H. Williams. Former director Kenneth M. Young served on the B. Riley compensation committee until his resignation from the B. Riley board of directors in October 2016. The B. Riley board of directors has affirmatively determined that each member of the B. Riley compensation committee during 2016 was, and each current member is, independent as such term is defined under Nasdaq Marketplace Rule 5605(a)(2) and the applicable rules of the SEC. During 2016, the B. Riley compensation committee held two meetings. The B. Riley board of directors has adopted a charter for the B. Riley compensation committee which is available for review on B. Riley’s website at http://ir.brileyfin.com/governance.cfm. The B. Riley compensation committee reviews and makes recommendations to the B. Riley board of directors concerning the compensation and benefits of B. Riley’s executive officers, including the chief executive officer, and directors, oversees the administration of B. Riley’s stock incentive and employee benefits plans and reviews general policies relating to compensation and benefits.

The B. Riley Corporate Governance Committee

The B. Riley corporate governance committee is composed of Messrs. Richard L. Todaro, Todd D. Sims (Chairperson) and Robert D’Agostino. Former director Kenneth M. Young served on the B. Riley corporate governance committee until his resignation from the B. Riley board of directors in October 2016. The B. Riley board of directors has affirmatively determined that each member of the B. Riley corporate governance committee during 2016 was, and each current member is, independent as such term is defined under Nasdaq Marketplace Rule 5605(a)(2). The B. Riley corporate governance committee evaluates and recommends to the B. Riley board of directors nominees for each election of directors. During 2016, the B. Riley corporate governance committee held no meetings. The B. Riley board of directors has adopted a charter for the B. Riley corporate governance committee and a copy of that charter is available for review on B. Riley’s website at http://ir.brileyfin.com/governance.cfm. The responsibilities of the B. Riley corporate governance committee include making recommendations to the B. Riley board of directors with respect to the nominations or elections of directors and providing oversight of B. Riley’s corporate governance policies and practices.

Board Leadership Structure

Pursuant to B. Riley’s corporate governance guidelines, which we refer to as the B. Riley corporate governance guidelines, and the B. Riley bylaws, the B. Riley board of directors may, but is not required to, select a chairman of the B. Riley board of directors on an annual basis. In addition, the positions of chairman of the B. Riley board of directors and chief executive officer may be filled by one individual or two different individuals. Mr. Riley, the Chief Executive Officer of B. Riley, currently serves as Chairman of the B. Riley board of directors.

The B. Riley board of directors has determined that its current structure, with a combined chairman and chief executive officer and independent directors as members of each committee of the B. Riley board of directors, is in the best interests of B. Riley and the B. Riley stockholders. The B. Riley board of directors believes that combining the chairman and chief executive officer positions is currently the most effective leadership structure for B. Riley given Mr. Riley’s in-depth knowledge of many of the businesses and industries in which B. Riley operates, his ability to formulate and implement strategic initiatives, and his extensive contact with and knowledge of certain of B. Riley’s customers. In addition, as a member of the B. Riley board of directors since 2009, Chairman of B. Riley & Co., LLC since founding the stock brokerage firm in 1997 and Chief Executive Officer of B. Riley & Co., LLC from 1997 to 2006, Mr. Riley provides important continuity in the operation of B. Riley’s business and its oversight by the B. Riley board of directors. His knowledge and experience, as well as his role as Chief Executive Officer of B. Riley, provide that he is in a position to elevate the most critical business issues for consideration by B. Riley’s independent directors.

B. Riley believes that the independent nature of the committees of the B. Riley board of directors, as well as the practice of B. Riley’s independent directors regularly meeting in executive session without Mr. Riley, Mr. Gumaer, Mr. Kelleher or other members of B. Riley’s management present, ensures that the B. Riley board of directors maintains a level of independent oversight of management that B. Riley believes is appropriate. B. Riley does not have a lead independent director; however, pursuant to the B. Riley corporate governance guidelines, the B. Riley board of directors may at any time decide to appoint a presiding director to provide leadership of executive sessions of the B. Riley board of directors and consult with the Chairman with respect to matters to be brought before the B. Riley board of directors, should it believe that such an appointment would be beneficial to B. Riley and the B. Riley stockholders.

Board Role in Risk Management

The B. Riley board of directors as a whole has responsibility for risk oversight, with reviews of certain areas being conducted by the relevant committees of the B. Riley board of directors. Such committees then provide reports to the full B. Riley board of directors. The oversight responsibility of the B. Riley board of directors and the committees thereof is enabled by management reporting processes that are designed to provide visibility to the B. Riley board of directors about the identification, assessment, and management of critical risks and management’s risk mitigation strategies. These areas of focus include strategic, operational, financial and reporting, succession and compensation, and other risks. The B. Riley board of directors and the committees thereof oversee risks associated with their respective areas of responsibility, as summarized below. Each such committee meets in executive session with key management personnel and representatives of outside advisors as required.

Board/Committee	Primary Areas of Risk Oversight
B. Riley Board of Directors	Risks and exposures associated with B. Riley’s business strategy and other current matters that may present material risk to its financial performance, operations, prospects or reputation.

B. Riley Audit Committee	Overall risk management profile and policies with respect to risk assessment and risk management, material pending legal proceedings involving B. Riley, other contingent liabilities, as well as other risks and exposures that may have a material impact on B. Riley’s financial statements.

B. Riley Compensation Committee	Risks and exposures associated with management succession planning and executive compensation programs and arrangements, including incentive plans.

B. Riley Corporate Governance Committee	Risks and exposures associated with director succession planning, corporate governance, and overall board effectiveness.

Certain Relationships and Related Party Transactions

Other than as described below, since the beginning of fiscal year 2015, there were no transactions to which B. Riley was or is a party or currently proposed transactions which B. Riley is to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of B. Riley’s voting securities or member of such person’s immediate family had or will have a direct or indirect material interest.

John Ahn, President of B. Riley’s subsidiary Great American Capital Partners, LLC, is the brother of Phillip J. Ahn, an executive officer of B. Riley. Mr. J. Ahn was also President of B. Riley & Co, LLC until September 2016. Mr. J. Ahn became an employee of B. Riley upon the initial closing of the BRC acquisition. Mr. J. Ahn’s total compensation, consisting of base salary, bonus, commissions, company paid medical, dental, life and disability insurance, and restricted stock unit grants in fiscal year 2016 for services rendered to B. Riley was $1,122,663, including the receipt of a restricted stock unit grant of 10,127 B. Riley common shares with a grant date fair value of $97,017, calculated in accordance with FASB ASC 718, that vests as follows: one-third of such restricted stock units vest on each of May 24, 2017, May 24, 2018 and May 24, 2019, subject to the individual’s Continuous Service (as defined in B. Riley’s Amended and Restated 2009 Stock Incentive Plan) through the applicable vesting date. Mr. J. Ahn’s total compensation, consisting of base salary, bonus, commissions, company paid medical, dental, life and disability insurance, and restricted stock unit grants in fiscal year 2015 for services rendered to B. Riley was $629,258, including the receipt of a restricted stock unit grant of 9,524 B. Riley common shares with a grant date fair value of $94,288, calculated in accordance with FASB ASC 718, that vests as follows: one-third of such restricted stock units vest on each of December 10, 2015, December 10, 2016 and December 10, 2017, subject to the individual’s Continuous Service (as defined in B. Riley’s Amended and Restated 2009 Stock Incentive Plan) through the applicable vesting date. Mr. J. Ahn participates in various employee benefit programs of B. Riley, including health insurance benefits, life insurance benefits, and group life and long-term disability coverage, under the plans generally available to all other salaried employees.

Employment Agreements with Andrew Gumaer and Harvey Yellen

In May 2014, we entered into amended and restated employment agreements with Andrew Gumaer and Harvey Yellen in connection with the BRC acquisition, with changes effective as of June 18, 2014, the date of the initial closing of the BRC acquisition. Pursuant to the terms of the amended and restated employment agreements, Mr. Gumaer is and Yellen was entitled to receive an annual base salary of $300,000, subject to adjustment in the sole discretion of the B. Riley compensation committee and, solely with respect to Mr. Yellen, decreasing to $200,000 on the first anniversary of the initial closing of the BRC acquisition and $100,000 on the second anniversary of the initial closing of the BRC acquisition. Such employment agreements also provide for the award of an annual discretionary bonus and the reimbursement of certain business expenses. Each such employment agreement also contains an indemnification provision wherein B. Riley promises to defend, indemnify, and hold the respective employee harmless to the fullest extent permitted by law against any and all liabilities incurred by such employee in connection with employment by B. Riley. The term of each such employment agreement is three years from June 18, 2014, which term shall be automatically extended for one year terms, unless either party gives the other party not less than 90 days’ prior written notice of the intention to not extend such amended and restated employment agreement automatically. Mr. Yellen’s employment with B. Riley ceased on February 17, 2015.

Employment Agreement with Alan N. Forman

In April 2015, B. Riley entered into an employment agreement with Alan N. Forman, an executive officer of B. Riley, in connection with the commencement of his employment with B. Riley on May 12, 2015. The employment agreement with Mr. Forman is for a term of two years from May 12, 2015, which term shall be automatically extended for one year terms, unless either party gives the other party not less than 90 days’ prior written notice of the intention to not extend such employment agreement automatically. Either party may terminate the employment relationship at any time, subject to possible acceleration of vesting as set forth below.

Pursuant to the employment agreement, Mr. Forman is entitled to receive (i) an annual base salary of $300,000 per year, (ii) an annual discretionary bonus with a target equal to 100% of his annual base salary, based on the achievement of annual target performance goals established by the B. Riley compensation committee (provided that Mr. Forman may be eligible for a bonus that is (A) less than such target if B. Riley or Mr. Forman do not achieve annual targets but achieve certain threshold performance goals set by the B. Riley compensation committee or (B) greater than such target if B. Riley or Mr. Forman achieve superior performance to the goals established), (iii) a grant of restricted common stock (or restricted stock units) with a fair market value equal to $150,000, (iv) reimbursement for certain business expenses, and (v) an indemnification provision wherein B. Riley promises to defend, indemnify, and hold Mr. Forman harmless to the fullest extent permitted by law against any and all liabilities incurred by Mr. Forman in connection with employment by B. Riley. Pursuant to the employment agreement, the vesting for the restricted stock units referenced above accelerates in full upon a Change in Control (as defined in B. Riley’s Amended and Restated 2009 Stock Incentive Plan). Further, the vesting for such restricted stock units and any other unvested restricted shares, restricted stock units or other equity securities held by Mr. Forman accelerates in full in the event Mr. Forman’s employment relationship is terminated by B. Riley without “Cause” (as defined in B. Riley’s Amended and Restated 2009 Stock Incentive Plan) or by Mr. Forman with “Good Reason.” For purposes of such provision, “Good Reason” is defined as the occurrence of any of the following without Mr. Forman’s consent: (a) a material diminution in the nature or scope of Mr. Forman’s responsibilities, duties or authority in his capacity as Executive Vice President, General Counsel and Secretary of B. Riley, without regard to any other responsibilities, duties or authority Mr. Forman may have had or performed for B. Riley at any time; (b) B. Riley’s material breach of Mr. Forman’s employment agreement; (c) any change in Mr. Forman’s reporting relationship so that he no longer reports to Bryant R. Riley, B. Riley’s Chief Executive Officer; (d) a relocation of Mr. Forman’s place of employment to a location more than fifty miles by road from New York, NY; or (e) any decrease in Mr. Forman’s base salary, target bonus percentage, or benefit plans, programs and arrangements as in effect from time to time (other than a general reduction in base salary, target bonus percentages or benefit plans, programs and arrangements that affects all members of senior management equally); provided, however, that Mr. Forman may not resign his employment for Good Reason unless: (1) Mr. Forman provides B. Riley with at least 30 days prior written notice of his intent to resign for Good Reason (which notice must be provided within 45 days following (x) the occurrence of the event(s) purported to constitute Good Reason, or (y) if Mr. Forman could not reasonably have known of the occurrence of any of such events, the date on which Mr. Forman had actual knowledge of the occurrence of any of such events); and (2) B. Riley has not remedied the alleged occurrence(s) within the 30-day period following its receipt of such notice from Mr. Forman.

Escrow Agreement

On July 31, 2009, Andrew Gumaer and Harvey Yellen, the then-members of GAG, LLC, contributed all of their membership interests of GAG, LLC to B. Riley, which we refer to as the contribution, in exchange for B. Riley common shares and subordinated unsecured promissory notes issued in favor of Mr. Gumaer, Mr. Yellen and the phantom equityholders of GAG, LLC. Concurrently with the contribution, Alternative Asset Management Acquisition Corp., which we refer to as AAMAC, merged with and into AAMAC Merger Sub, Inc., a subsidiary of B. Riley, which transaction, together with the contribution, we refer to as the AAMAC acquisition.

In connection with the consummation of the AAMAC acquisition, B. Riley entered into an escrow agreement, dated as of July 31, 2009, which we refer to as the escrow agreement, with AAMAC, GAG, LLC, Andrew Gumaer, as representative of the members and phantom equityholders of GAG, LLC, and Continental Stock Transfer & Trust Company, as escrow agent, to provide a fund (a) to secure the indemnification obligations of GAG, LLC to AAMAC against losses that B. Riley, as the surviving entity of the AAMAC acquisition, may sustain as a result of (i) the inaccuracy or breach of any representation or warranty made by GAG, LLC in the acquisition agreement relating to the AAMAC acquisition or any schedule or certificate delivered by GAG, LLC in connection with such agreement and (ii) the non-fulfillment or breach of any covenant or agreement made by GAG, LLC in such agreement, (b) to offset against any working capital shortfall pursuant to the acquisition agreement relating to the AAMAC acquisition or (c) to offset against any inventory amount shortfall. Pursuant to the escrow agreement, among other things, Mr. Gumaer and Mr. Yellen, as members of GAG, LLC, placed in escrow an aggregate of 66,000 B. Riley common shares, which we refer to as the escrowed indemnification shares.

Such 66,000 shares currently remain in escrow and are reserved to offset against any inventory amount shortfall pursuant to the escrow agreement until the date that all of the specified inventory assets of GAG, LLC is sold. These shares will remain in escrow until such claims are resolved, at which time the remaining escrowed indemnification shares shall be promptly returned to Mr. Gumaer and Mr. Yellen.

Riley Investment Partners, L.P. Promissory Note

In March 2015, B. Riley had capital deployed for three retail liquidation engagements. On March 10, 2015, B. Riley borrowed $4.5 million from Riley Investment Partners, L.P., which we refer to as RIP, in accordance with a subordinated unsecured promissory note, which we refer to as the RIP note. The principal amount of $4.5 million for the RIP note accrued interest at the rate of 10% per annum (or 15% in the event of a default under the RIP note). The borrowings were for short-term working capital needs and capital for other retail liquidation engagements. RIP was also entitled to a success fee of 20% of the net profit, if any, earned by B. Riley in connection with a designated liquidation transaction. Pursuant to the terms of the RIP note, under no circumstances was B. Riley obligated to pay to RIP any portion of the combined amount of interest and a success fee which exceeded 12% of the $4.5 million principal amount of the RIP note. The outstanding principal amount, together with the accrued and unpaid interest and the success fee, were due and payable by B. Riley on March 9, 2016. The RIP note was subordinated in certain respects to B. Riley’s guaranty relating to its existing credit facility with Wells Fargo Bank, National Association and, in the event of certain insolvency proceedings, with respect to such credit facility itself, as well as to any other indebtedness of B. Riley to the extent required by the documents governing the repayment thereof. Interest expense on the RIP note totaled $207,261 for the fiscal year ended December 31, 2015, which includes success fees of $139,453. The RIP note was repaid on May 4, 2015.

Riley Investment Management LLC, a wholly owned subsidiary of B. Riley, is the general partner of RIP. Bryant Riley, the Chief Executive Officer of B. Riley and Chairman of the B. Riley board of directors, owns or controls approximately 45% of the equity interests of RIP. In addition, Thomas J. Kelleher, the President of B. Riley and a member of the B. Riley board of directors, and one other employee of B. Riley, own or control de minimis amounts of the equity interests of RIP. After considering the economic interests of Mr. Riley and Mr. Kelleher in the RIP note and comparing the terms of the RIP note to terms that may have been available from unaffiliated third parties, the disinterested members of the B. Riley board of directors unanimously approved the issuance of the RIP note.

Public Offering of B. Riley Common Shares

On May 10, 2016, B. Riley completed the public offering of 2,420,980 B. Riley common shares at a purchase price to the public of $9.50 per share, which we refer to as the common share offering. The net proceeds from the offering were $22.8 million, after deduction of underwriting commissions and other offering costs.

Certain related parties at the time of the common share offering participated in the common share offering as investors as set forth below:

Name of Purchaser	Relationship to B. Riley at time of Public Offering	No. of Shares Purchased	Aggregate Purchase Price
Nokomis Capital	Greater than 5% Stockholder*	115,000	$1,092,500
Dialectic Capital Management, LLC	Greater than 5% Stockholder*	30,000	$285,000
The Survivor’s Trust Under the Riley Family Trust (1)		25,000	$237,500
Bryant and Carleen Riley JTWROS (2)	Greater than 5% Stockholder*	150,592	$1,430,624
Bryant Riley C/F Abigail Riley UTMA CA (2)	Greater than 5% Stockholder*	445	$4227.50
Bryant Riley C/F Charlie Riley UTMA CA (2)	Greater than 5% Stockholder*	445	$4227.50
Bryant Riley C/F Susan Riley UTMA CA (2)	Greater than 5% Stockholder*	445	$4227.50
Bryant Riley C/F Eloise Riley UTMA CA (2)	Greater than 5% Stockholder*	445	$4227.50
Robert D’Agostino (3)		40,000	$380,000.00
Williams Family Trust (4)		40,000	$380,000.00
The Kelleher Family Trust dtd 1/18/2007 (5)		16,000	$152,000.00
Richard L. Todaro (6)		10,000	$95,000.00
Alan N. Forman (7)		3,000	$28,500.00
Phillip J. Ahn (8)		4,000	$38,000.00
Thomas Kelleher C/F Kaitlin Kelleher UTMA CA (5)		500	$4,750.00
Mackenna Kelleher (9)		500	$4,750.00
Lyndsey Kelleher (9)		500	$4,750.00
Meighan Kelleher IRA (9)		500	$4,750.00

*	Each such investor was individually, or when such investor’s shares were aggregated with all other members of an associated “group” (as that term is used in Section 13(d)(3) of the Exchange Act), the beneficial owner of more than five percent of B. Riley common shares.
(1)	Richard Riley, the trustee of the investor, is the father of Bryant R. Riley, B. Riley’s Chief Executive Officer and Chairman, and has the power to vote or dispose of the securities held of record by such investor and may be deemed to beneficially own those securities.
(2)	Bryant R. Riley, the trustee of the investor, currently serves and has served since June 2014 as B. Riley’s Chief Executive Officer and Chairman of the B. Riley board of directors. Mr. Riley has also served as a member of the B. Riley board of directors since 2009. Mr. Riley has the power to vote or dispose of the securities held of record by such investor and may be deemed to beneficially own those securities.
(3)	Mr. D’Agostino has been a member of the B. Riley board of directors since October 2015.
(4)	Mikel H. Williams, the trustee of the investor, has been a member of the B. Riley board of directors since October 2015.
(5)	Thomas J. Kelleher, the trustee of the investor, has served as the President of B. Riley since August 2014. Mr. Kelleher has also been a member of the B. Riley board of directors since October 2015.
(6)	Mr. Todaro has been a member of the B. Riley board of directors since July 2014.
(7)	Mr. Forman has B. Riley’s Executive Vice President, General Counsel and Secretary since May 2015.
(8)	Mr. Ahn has been B. Riley’s Chief Financial Officer and Chief Operating Officer since April 2013.
(9)	Thomas J. Kelleher, the trustee of the investor, has served as the President of B. Riley since August 2014. Mr. Kelleher has also been a member of the B. Riley board of directors since October 2015. Mr. Kelleher has the power to vote or dispose of the securities held of record by such investor and may be deemed to beneficially own those securities.

Senior Notes Offering

On November 2, 2016, B. Riley issued $28.75 million of senior notes due in 2021, interest payable quarterly at 7.5% commencing January 31, 2017, which we refer to as the senior notes offering. The senior notes are unsecured and due and payable in full on October 31, 2021. In connection with the issuance of the senior notes, B. Riley received net proceeds of $27.7 million (after underwriting commissions and fees of $1.1 million). In connection with the senior notes offering, certain members of B. Riley’s management and the B. Riley board of directors purchased $2.7 million or 9.5% of the senior notes.

Name of Purchaser	Relationship to B. Riley at time of Senior Note Offering	No. of Notes Purchased	Aggregate Purchase Price (1)
Richard L. Todaro (2)		20,000	$500,000
Riley Marital Trust dtd 6/20/1989 (3)		20,000	$500,000
Phillip J. Ahn (4)		1,600	$40,000
Bryant and Carleen Riley JTWROS (3)	Greater than 5% Stockholder*	51,250	$1,281,250
Bryant Riley C/F Abigail Riley UTMA CA (3)	Greater than 5% Stockholder*	4,000	$100,000
Bryant Riley C/F Charlie Riley UTMA CA (3)	Greater than 5% Stockholder*	4,000	$100,000
Bryant Riley C/F Susan Riley UTMA CA (3)	Greater than 5% Stockholder*	4,000	$100,000
Bryant Riley C/F Eloise Riley UTMA CA (3)	Greater than 5% Stockholder*	4,000	$100,000

*	Each such investor was individually, or when such investor’s shares were aggregated with all other members of an associated “group” (as that term is used in Section 13(d)(3) of the Exchange Act), the beneficial owner of more than five percent of B. Riley common shares.
(1)	The amounts in this column represent the aggregate amount of principal purchased in the notes offering.
(2)	Mr. Todaro has been a member of the B. Riley board of directors since July 2014.
(3)	Bryant R. Riley, the trustee of the investor, currently serves and has served since June 2014 as B. Riley’s Chief Executive Officer and Chairman of the B. Riley board of directors. Mr. Riley has also served as a member of the B. Riley board of directors since 2009. Mr. Riley has the power to vote or dispose of the securities held of record by such investor and may be deemed to beneficially own those securities.
(4)	Mr. Ahn has been B. Riley’s Chief Financial Officer and Chief Operating Officer since April 2013.

Miscellaneous

As of December 31, 2016, amounts due from related parties include (i) $2,050,000 from GACP I., L.P., a direct lending fund of which B. Riley’s wholly owned subsidiary Great American Capital Partners, LLC is the general partner, for management fees, incentive fees and other operating expenses and (ii) $959,000 from CA Global Partners, LLC, which we refer to as CA Global, one of the members of Great American Global Partners, LLC, a subsidiary of B. Riley. As of December 31, 2015, amounts due from related parties of $409,000 represented amounts due from GACP I, L.P. for management fees and other operating expenses. As of December 31, 2015, amounts due to related parties of $166,000, represented amounts due to CA Global. The amounts receivable and payable from CA Global are comprised of amounts due to and due from CA Global in connection with certain auctions of wholesale and industrial machinery and equipment that were managed by CA Global on behalf of Great American Global Partners, LLC.

Procedures for Approval of Related Party Transactions

Under its charter, the B. Riley audit committee is charged with reviewing all potential related party transactions. B. Riley’s policy has been that the B. Riley audit committee, which solely comprises independent, disinterested directors, reviews and then recommends such related party transactions to the entire B. Riley board of directors for further review and approval. All such related party transactions are then required to be reported under applicable SEC rules. Aside from this policy, B. Riley has not adopted additional procedures for review of, or standards for approval of, related party transactions, but instead reviews such transactions on a case-by-case basis.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires B. Riley’s executive officers, directors and persons who beneficially own more than 10% of the B. Riley common shares to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish B. Riley with copies of all Section 16(a) forms filed by such person.

Based solely on B. Riley’s review of such forms furnished to B. Riley and written representations from such reporting persons, B. Riley believes that all filing requirements applicable to its executive officers, directors and more-than-10% stockholders were met in a timely manner.

B. RILEY EXECUTIVE COMPENSATION

Executive officers are elected by the B. Riley board of directors and serve at its discretion. There are no family relationships between any director or executive officer and any other directors or executive officers. Set forth below is information regarding B. Riley’s executive officers as of April 27, 2017.

Name	Position	Age
Bryant R. Riley	Chairman and Chief Executive Officer	50
Thomas J. Kelleher	President	49
Phillip J. Ahn	Chief Financial Officer and Chief Operating Officer	47
Andrew Gumaer	Chief Executive Officer of GAG, LLC	56
Alan N. Forman	Executive Vice President, General Counsel and Secretary	56
Howard Weitzman	Senior Vice President, Chief Accounting Officer	55

Messrs. Riley, Kelleher and Gumaer’s biographical information is included with those of the other members of the B. Riley board of directors.

Phillip J. Ahn has served as B. Riley’s Chief Financial Officer and Chief Operating Officer since April 2013 and previously served as B. Riley’s Senior Vice President, Strategy and Corporate Development from February 2010 to April 2013. Prior to joining B. Riley, Mr. Ahn served as Vice President of Altpoint Capital Partners from June 2009 to February 2010 and as Vice President of Stone Tower Equity Partners from June 2007 to June 2009. Prior to 2007, Mr. Ahn served as Senior Investment Officer at the NY State Common Retirement Fund and also held investment banking positions at both Salomon Smith Barney and CIBC World Markets. Prior to starting his investment banking career, Mr. Ahn was a research analyst at Standard & Poor’s J.J. Kenny division. Mr. Ahn received his Bachelor of Arts in Economics from the University of Michigan in 1992 and his MBA in Finance from Columbia University in 1997, graduating with Beta Gamma Sigma honors. Mr. Ahn is a CFA charterholder and member of the NY Society of Security Analysts.

Alan N. Forman has served as B. Riley’s Executive Vice President, General Counsel and Secretary since May 2015. Prior to joining B. Riley, Mr. Forman served as Senior Vice President and General Counsel of STR Holdings, Inc. from April 2012 until May 2015, and as Vice President and General Counsel from May 2010 to April 2012. Mr. Forman was also a partner at Brown Rudnick LLP from May 1998 to May 2010. Mr. Forman brings extensive experience in corporate and securities law including intellectual property, licensing agreements, financing transactions, corporate governance, and mergers and acquisitions. Mr. Forman holds a B.A. in Economics from Emory University and a J.D. from the George Washington University Law School.

Howard Weitzman has served as B. Riley’s Senior Vice President, Chief Accounting Officer since December 2009. Prior to December 2009, Mr. Weitzman served as a Senior Manager in the SEC Services Group in the audit practice at Moss Adams, LLP and also worked 12 years in public accounting at two “Big 4” accounting firms, most recently as a Senior Manager in the financial services audit practice of Deloitte & Touche, LLP. Mr. Weitzman also held various senior financial management positions, with Banner Holdings, Inc. as the Chief Financial Officer of Central Financial Acceptance Corporation and Controller and Principal Accounting Officer of Central Rents, Inc. Mr. Weitzman also served as a Senior Vice President and Chief Financial Officer of Peoples Choice Financial Corporation. Mr. Weitzman received a B.S. in Accounting from California State University, Northridge and is a California licensed Certified Public Accountant.

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to B. Riley by its named executive officers during fiscal years 2016 and 2015.

Name and Principal Position (1)	Year	Salary ($)	Bonus ($) (2) (3)	Stock Awards ($) (4)	Nonequity Incentive Plan Compensation ($) (5)	All Other Compensation ($) (6)	Total ($)
Bryant R. Riley	2016	300,000	500,000	388,057	600,000	13,771	1,801,828
Chairman and Chief Executive Officer	2015	300,000	—	380,198	471,984	15,649	1,167,831
Andrew Gumaer	2016	300,000	500,000	242,537	600,000	13,766	1,656,303
Chief Executive Officer of GAG, LLC	2015	300,000	—	237,624	471,984	3,846	1,013,454
Thomas J. Kelleher	2016	372,926	—	242,537	745,852	13,456	1,374,771
President	2015	372,926	—	237,624	586,717	24,899	1,222,166

(1)	The table above summarizes the total compensation earned by each of B. Riley’s named executive officers for the fiscal years ended December 31, 2016 and 2015. As employees of B. Riley, none of Messrs. Riley, Gumaer or Kelleher, each of whom were directors of B. Riley during all or a portion of the fiscal years ended December 31, 2016 and 2015, received any compensation for his services as a director of B. Riley.
(2)	Bonus amounts in 2016 were discretionary bonuses for named executive officers approved by the B. Riley compensation committee.
(3)	Bonus amounts in 2015 were made under B. Riley’s incentive plans and were reported in the “Nonequity Incentive Plan Compensation” column of the Summary Compensation Table.
(4)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of restricted stock unit grants granted during the applicable fiscal year. The assumptions used in the calculations for these amounts are described in Note 16 of the Notes to Consolidated Financial Statements in B. Riley’s annual report on Form 10-K for the fiscal year ended December 31, 2016. For a discussion of the material terms of each outstanding restricted stock unit grant, see the table below entitled “Outstanding Equity Awards at Fiscal Year End.”
(5)	The amounts listed in this column include nonequity incentive compensation earned by and paid to each of B. Riley’s named executive officers for the fiscal years ended December 31, 2016 and 2015.
(6)	The amounts listed in this column include other compensation detailed in the following table:

Name	Year	Auto Allowance ($)	Company-paid Medical/Dental ($)	Life and Disability ($)	Total ($)
Bryant R. Riley	2016	—	13,423	348	13,771
	2015	—	15,649	—	15,649
Andrew Gumaer	2016	—	12,456	338	12,794
	2015	—	18,553	361	18,914
Thomas J. Kelleher	2016	—	13,423	343	13,766
	2015	—	15,649	—	15,649

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning outstanding equity awards held by B. Riley’s named executive officers as of December 31, 2016.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
Bryant R. Riley Chairman and Chief Executive Officer	53,205	981,632
Andrew Gumaer Chief Executive Officer of GAG, LLC	33,253	613,518
Thomas J. Kelleher President	33,253	613,518

(1)	Represent awards of restricted stock units granted under B. Riley’s Amended and Restated 2009 Stock Incentive Plan. Such awards in the amount of 40,507, 25,317 and 25,317 vest for Messrs. Riley, Gumaer and Kelleher one-third on May 24, 2017, one-third on May 24, 2018 and one-third on May 24, 2019. In addition, such awards in the amount of 12,698, 7,936 and 7,936 for Messrs. Riley, Gumaer and Kelleher vest on December 10, 2017.
(2)	The market value of awards of restricted stock units that have not yet vested is based on the number of unvested shares of stock as of December 31, 2016, multiplied by the closing price of B. Riley common shares on December 31, 2016 ($18.45 per share).

Role of the B. Riley Compensation Committee and Executive Officers in Compensation Decisions

The B. Riley compensation committee has oversight responsibility for B. Riley’s executive compensation programs. The B. Riley compensation committee makes all compensation decisions for B. Riley’s chief executive officer and other named executive officers and annually reviews their performance. Such review includes an analysis of B. Riley’s performance and the performance of the chief executive officer and other named executive officers with respect to matters including, but not limited to, the implementation of strategic and financial plan initiatives.

The B. Riley compensation committee also reviews determinations of B. Riley’s chief executive officer regarding all of the compensation of B. Riley’s other executive officers and provides guidance with respect thereto for consideration by the chief executive officer. B. Riley’s chief executive officer makes determinations regarding the compensation of all other executive officers due to his daily involvement with B. Riley’s executive team. B. Riley’s chief executive officer annually reviews the performance of each other officer.

Role of Compensation Consultants in Compensation Decisions

The B. Riley compensation committee did not utilize any compensation consultants in determining or recommending the amount and form of executive and director compensation for the fiscal year 2016.

Setting Executive Compensation

The B. Riley compensation committee has structured B. Riley’s annual and long-term incentive-based executive compensation to motivate executives to achieve the business goals set by B. Riley and to reward the executives for achieving such goals. The structure of such compensation for certain of B. Riley’s executive officers is set forth in such executive’s employment agreement with B. Riley. For more information regarding employment agreements for B. Riley’s named executive officers, see “B. Riley Executive Compensation—Employment Agreements.”

There is no pre-established policy or target for the allocation between short-term and long-term incentive compensation. Rather, the B. Riley compensation committee reviews relevant information and market data for similar executives at other public companies of comparable size and in the same industry as B. Riley to determine the appropriate level and mix of incentive compensation. Income from such incentive compensation is realized as a result of the performance of B. Riley or the individual, depending on the type of program, compared to established goals.

Components of Compensation for Named Executive Officers

The compensation of B. Riley’s named executive officers consists of the following principal components: base salary, discretionary and performance based cash bonuses, and equity compensation. The B. Riley compensation committee believes that the combination of these elements provides an appropriate mix between short-term and long-term cash and non-cash compensation that is essential to attracting and retaining talented and hard-working individuals and aligning their incentives with the interests of B. Riley’s stockholders.

Base Salary

B. Riley provides its named executive officers with a base salary as required under their respective employment agreements as described in “B. Riley Executive Compensation—Employment Agreements,” or as otherwise determined by the B. Riley compensation committee to compensate them for services rendered during the fiscal year. The B. Riley compensation committee uses its judgment and discretion in determining the amount of each named executive officer’s base salary and reviews base salaries annually. In considering named executive officers’ base salaries, including for fiscal 2015 and fiscal 2016, the B. Riley compensation committee considers individual and corporate performance factors, including the success of B. Riley in meeting its business and financial objectives and the overall contribution of each named executive officer in helping to attain those objectives. The B. Riley compensation committee also considers other qualitative and quantitative factors that it may deem relevant, including industry trends and other similar information.

Discretionary and Performance Based Cash Bonuses

B. Riley has periodically paid cash bonuses to its named executive officers at the discretion of the B. Riley compensation committee. Such compensation is designed to motivate B. Riley’s employees to meet the business and financial objectives of B. Riley.

Performance Based Cash Bonuses

The B. Riley compensation committee believes performance-based cash compensation is important to focus B. Riley’s executives on, and reward B. Riley’s executives for, achieving key objectives. In furtherance of this, in August 2015, B. Riley adopted the B. Riley Financial, Inc. Management Bonus Plan, which we refer to as the B. Riley bonus plan. The purpose of the B. Riley bonus plan is to increase stockholder value and the success of B. Riley by motivating key employees, including B. Riley’s named executive officers, to perform to the best of their abilities and to achieve B. Riley’s objectives. The B. Riley bonus plan’s goals are to be achieved by providing such employees with incentive awards only after the achievement of specified objective performance goals during specified performance periods, in each case determined by the B. Riley compensation committee, the administrator of the B. Riley bonus plan.

In fiscal 2016, the B. Riley compensation committee established a bonus plan pursuant to the B. Riley bonus plan for B. Riley’s executive officers, including each of B. Riley’s named executive officers. With the acquisition of United Online, Inc. on July 1, 2016, the bonus plan was amended to include: (i) a minimum award of 25% of base salary upon B. Riley achieving a minimum adjusted second half 2016 EBITDA, which is defined as B. Riley’s second half 2016 Adjusted Earnings before Interest, Taxes, Depreciation and Amortization, Share Based Compensation, Transaction and Restructuring expenses and Other Non-recurring items, and which we refer to as adjusted second half 2016 EBITDA, of $27.2 million; (ii) a target award of 100% of base salary upon B. Riley achieving a minimum adjusted second half 2016 EBITDA of $32.7 million, which we refer to as target adjusted second half 2016 EBITDA; and (iii) a maximum award of 200% of base salary upon B. Riley achieving a minimum adjusted second half 2016 EBITDA of $43.6 million. Such plan also provided for target awards of a prorated percentage of base salary based on the foregoing for adjusted second half 2016 EBITDA levels between the foregoing targets. B. Riley achieved adjusted second half 2016 EBITDA of 154% of the target adjusted second half 2016 EBITDA and the bonuses awarded to each of Messrs. Riley, Gumaer and Kelleher was 200% of such individual’s respective base salary.

Discretionary Cash Bonuses

The B. Riley compensation committee may, in its discretion, award additional special cash bonuses to reward extraordinary efforts by B. Riley’s named executive officers. In fiscal 2016, the B. Riley compensation committee awarded discretionary bonuses to each of Messrs. Riley and Gumaer in the amount of $500,000. The discretionary bonus was awarded to Mr. Riley due to the outstanding performance and results of operations of B. Riley in fiscal 2016 and the acquisition of United Online, Inc. The discretionary bonus was awarded to Mr. Gumaer, as GAG, LLC’s Chief Executive Officer, due to the outstanding performance and results of operations of the GAG, LLC during fiscal 2016.

Equity Compensation

B. Riley currently maintains one equity compensation plan, the Amended and Restated 2009 Stock Incentive Plan, which was established to provide participants, including B. Riley’s named executive officers, with incentives designed to align those employees’ interests with the interests of the B. Riley stockholders. In fiscal 2015 and 2016, the B. Riley compensation committee awarded restricted stock unit grants under B. Riley’s Amended and Restated 2009 Stock Incentive Plan to B. Riley’s named executive officers, as further described above in “B. Riley Executive Compensation—Summary Compensation Table.” The B. Riley compensation committee believes that these grants, which vest over a period of time, appropriately align the interests of B. Riley’s named executive officers with those of the B. Riley stockholders and retain, motivate and reward such executives.

Other

In addition, B. Riley provides its named executive officers with a variety of benefits that are generally available to all salaried employees and with perquisites and other personal benefits as determined appropriate by the B. Riley compensation committee. The B. Riley compensation committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Attributed costs of the personal benefits described above for the named executive officers for fiscal 2016 are summarized in footnote 4 of the summary compensation table provided above in “B. Riley Executive Compensation—Summary Compensation Table.”

Employment Agreements

On June 18, 2014, B. Riley entered into an employment agreement with Mr. Riley. Pursuant to the terms of such employment agreement, from and after June 18, 2014, Mr. Riley is entitled to receive an annual base salary of $300,000, subject to adjustment in the sole discretion of the B. Riley compensation committee. Such employment agreement also provides for the award of an annual discretionary bonus and the reimbursement of certain business expenses. The employment agreement also contains an indemnification provision wherein B. Riley promises to defend, indemnify, and hold Mr. Riley harmless to the fullest extent permitted by law against any and all liabilities incurred by Mr. Riley in connection with his employment by B. Riley. The term of such employment agreement is three years from June 18, 2014, which term shall be automatically extended for one year terms, unless either party gives the other party not less than 90 days’ prior written notice of the intention to not extend such employment agreement automatically.

B. Riley entered into an employment agreement with Andrew Gumaer as described above in “B. Riley Corporate Governance—Certain Related Party Transactions—Employment Agreements with Andrew Gumaer and Harvey Yellen.”

Mr. Kelleher has not entered into a written employment agreement with B. Riley.

Equity Compensation Plan Information

Information about B. Riley’s equity compensation plans at December 31, 2016 was as follows:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)(3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the B. Riley stockholders (1)	680,135	—	2,275,937
Equity compensation plans not approved by the B. Riley stockholders (2)	—	—	—

Total	680,135	—	2,275,937

(1)	Includes B. Riley’s Amended and Restated 2009 Stock Incentive Plan.
(2)	All of B. Riley’s equity compensation plans were approved by the B. Riley stockholders.
(3)	Awards listed in column (a) are restricted stock unit awards, which have no associated exercise price.

For more information on B. Riley’s equity compensation plans, see Notes 16 and 17 of the Notes to Consolidated Financial Statements in B. Riley’s annual report on Form 10-K for the fiscal year ended December 31, 2016.

B. RILEY DIRECTOR COMPENSATION

B. Riley uses cash and equity based compensation to attract and retain qualified candidates to serve on the B. Riley board of directors. In setting director compensation, B. Riley considers the significant amount of time that members of the B. Riley board of directors expend in fulfilling their duties to B. Riley, the skill level required of such members and other relevant information. The B. Riley compensation committee and the B. Riley board of directors have the primary responsibility for reviewing, considering any revisions to, and approving director compensation. B. Riley does not pay its management directors for board service in addition to their regular employee compensation.

Prior to August 1, 2016, each of B. Riley’s non-employee directors received annual fees of $20,000 in cash, payable in quarterly installments, and $20,000 in equity in the form of restricted stock units under B. Riley’s Amended and Restated 2009 Stock Incentive Plan. Such restricted stock units were subject to vesting and vested on the earlier of the date of the B. Riley’s 2016 annual meeting or August 12, 2016, subject to continued service on the B. Riley board of directors through such vesting date. Such vesting was subject to full acceleration in the event of certain change in control transactions for B. Riley.

Since August 1, 2016, each of B. Riley’s non-employee directors has received annual fees of $25,000 in cash, payable in quarterly installments, and $25,000 in equity in the form of restricted stock units under B. Riley’s Amended and Restated 2009 Stock Incentive Plan. Such restricted stock units are subject to vesting and will vest on the earlier of the date of the B. Riley annual meeting or May 24, 2017, subject to continued service on the B. Riley board of directors through such vesting date. Such vesting is subject to full acceleration in the event of certain change in control transactions for B. Riley.

In addition to the foregoing, the chairpersons of the B. Riley audit committee, the B. Riley compensation committee and the B. Riley corporate governance committee receive annual fees of $5,000, $2000 and $2,000, respectively, and each of B. Riley’s non-employee directors that is a member of the B. Riley audit committee, the B. Riley compensation committee and the B. Riley corporate governance committee receives annual fees of $2,500, $1,000 and $1,000, respectively.

From time to time, B. Riley’s non-employee directors may receive additional compensation through equity compensation or otherwise at the discretion of the disinterested directors of the B. Riley board of directors for extraordinary service relating to their capacity as members of the B. Riley board of directors.

The following table summarizes the total compensation that members of the B. Riley board of directors (other than directors who are named executive officers) earned during the fiscal year ended December 31, 2016 for services rendered as members of the B. Riley board of directors.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($) (4)	Total ($)
Robert D’Agostino	25,500	25,000	50,500
Todd D. Sims (2)	2,321	15,967	18,288
Richard L. Todaro	27,195	25,000	52,195
Mikel H. Williams	26,000	25,000	51,000
Kenneth M. Young (3)	27,152	25,000	52,152

(1)	Bryant R. Riley, B. Riley’s Chief Executive Officer and Chairman of the B. Riley board of directors, Thomas J. Kelleher, a member of the B. Riley board of directors and B. Riley’s President, and Andrew Gumaer, a member of the B. Riley board of directors and the Chief Executive Officer of GAG, LLC are not included in this table because as employees Messrs. Riley, Kelleher and Gumaer received no additional compensation for services as directors for 2016. The compensation received by Messrs. Riley, Kelleher and Gumaer as employees of B. Riley is shown in the summary compensation table provided above in “B. Riley Executive Compensation—Summary Compensation Table.”

(2)	Mr. Sims was appointed to the B. Riley board of directors effective October 4, 2016.
(3)	Mr. Young resigned from the B. Riley board of directors effective October 4, 2016.
(4)	The amounts in the Stock Awards column reflect the aggregate grant date fair value of restricted stock units granted to the applicable director in 2016 calculated in accordance with FASB ASC 718. B. Riley granted 2,632 restricted stock units to Messrs. Todaro, D’Agostino, Williams and Young on June 17, 2016 for such directors’ annual stock grant of $25,000 as a non-employee director. B. Riley granted 1,233 restricted stock units to Mr. Sims on November 8, 2016 for such director’s annual stock grant of $25,000 as a non-employee director, pro-rated from the date Mr. Sims was appointed to the B. Riley board of directors on October 4, 2016. The grant date fair value of the restricted stock units was $9.50 per share on June 17, 2016, and $12.95 per share on November 8, 2016. Such restricted stock units that were granted to Messrs. Todaro, D’Agostino and Williams on June 17, 2016 and granted to Mr. Sims on November 8, 2016, vest on the earlier of May 24, 2017 or the B. Riley annual meeting. The shares granted to Mr. Young on June 17, 2016 that were originally scheduled to vest on May 24, 2017 vested in full on October 6, 2016 upon Mr. Young’s resignation from the B. Riley board of directors. Vesting for all such awards is subject to full acceleration in the event of certain change in control transactions with respect to B. Riley and is contingent upon continued service of the applicable director on the B. Riley board of directors through the applicable vesting date. As of December 31, 2016, a total of 9,129 restricted stock units granted to Messrs. Todaro, D’Agostino, Williams and Sims remain outstanding.

REPORT OF THE B. RILEY AUDIT COMMITTEE

The B. Riley audit committee comprises independent directors as required by the Nasdaq Listing Standards. The B. Riley audit committee operates pursuant to a written charter adopted by the B. Riley board of directors.

The role of the B. Riley audit committee is to oversee B. Riley’s financial reporting process on behalf of the B. Riley board of directors. Management of B. Riley has the primary responsibility for B. Riley’s financial statements as well as B. Riley’s financial reporting process, accounting principles and internal controls. B. Riley’s independent public accountants are responsible for performing an audit of B. Riley’s financial statements and expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and the effectiveness of B. Riley’s internal control over financial reporting.

In this context, the B. Riley audit committee has reviewed and discussed the audited financial statements of B. Riley as of and for the fiscal year ended December 31, 2016 with management and B. Riley’s independent public accountants. The B. Riley audit committee has discussed with B. Riley’s independent public accountants the matters required to be discussed by Statement on Auditing Standards No. 1301 (Communication with Audit Committees) as adopted by the Public Company Accounting Oversight Board and as currently in effect. In addition, the B. Riley audit committee has received the written disclosures and the letter from B. Riley’s independent public accountants required by the applicable requirements of the Public Company Accounting Oversight Board and it has discussed with B. Riley’s independent public accountants their independence from B. Riley.

The members of the B. Riley audit committee are not engaged in the accounting or auditing profession. In the performance of their oversight function, the members of the B. Riley audit committee necessarily relied upon the information, opinions, reports and statements presented to them by management of B. Riley and by B. Riley’s independent public accountants. As a result, the B. Riley audit committee’s oversight and the review and discussions referred to above do not assure that management has maintained adequate financial reporting processes, principles and internal controls, that B. Riley’s financial statements are accurate, that the audits of such financial statements and internal control over financial reporting have been conducted in accordance with generally accepted auditing standards or that B. Riley’s independent public accountants meet the applicable standards for independent public accountants independence.

Based on the reports and discussions described above, the B. Riley audit committee recommended to the B. Riley board of directors that the audited financial statements be included in B. Riley’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, for filing with the SEC.

Respectfully submitted,

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Todd D. Sims

Richard L. Todaro

Mikel H. Williams

This report of the B. Riley audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act or the Exchange Act, except to the extent that B. Riley specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS OF B. RILEY

Beneficial Owners of More Than Five Percent

As of April 27, 2017, the stockholders identified in the table below beneficially owned more than 5% of the outstanding B. Riley common shares. To B. Riley’s knowledge, based on the public filings which beneficial owners of more than 5% of the outstanding B. Riley common shares are required to make with the SEC, there are no other beneficial owners of more than 5% of the outstanding B. Riley common shares as of April 27, 2017, other than those set forth below. The percentage ownership data is based on 19,465,492 B. Riley common shares outstanding as of April 27, 2017.

Name and Address	Number of Shares (1)	Percentage
Daniel Asher and associated persons (2) 111 W. Jackson Boulevard. Suite 2000 Chicago, Illinois 60604	2,344,318	12.04%

Funds associated with Elliott Associates, L.P. (3) 40 West 57th Street New York, New York 10019	2,306,450	11.85%

Lloyd I. Miller, III and associated persons (4) 3300 South Dixie Highway Suite 1-365 West Palm Beach, Florida 33405	2,107,420	10.83%

Funds associated with Nokomis Capital, L.L.C. (5) 2305 Cedar Springs Rd., Suite 420 Dallas, Texas 75201	1,271,734	6.53%

(1)	Pursuant to rules promulgated by the SEC, a person or entity is considered to beneficially own common shares if the person or entity has or shares (i) voting power, meaning the power to vote or direct the voting of the shares, or (ii) investment power, meaning the power to dispose of or direct the disposition of the shares.
(2)	An amended Schedule 13D filed with the SEC on July 25, 2016 indicates that, as of July 19, 2016, Daniel Asher had (i) sole voting and dispositive power over 356,901 B. Riley common shares, and (ii) with DJ Fund Investments, LLC and associated persons, shared voting and dispositive power over 2,000,000 B. Riley common shares. As of April 27, 2017, Mr. Asher’s most recent filing on Form 4 indicates that, as of April 25, 2017, Mr. Asher had beneficial ownership of 2,344,318 B. Riley common shares, 2,000,000 of which are held of record by DJ Find Investments, LLC and associated persons.
(3)

Based on information provided on a Schedule 13D/A filed with the SEC on July 25, 2014 by the Liverpool Limited Partnership, a limited partnership organized and existing under the laws of Bermuda, which we refer to as LLP, and Middleton International Limited, a Cayman Islands exempted company, which we refer to as MIL. Represents 807,180 B. Riley common shares held of record by LLP and 1,499,270 B. Riley common shares held of record by MIL. LLP is a wholly owned subsidiary of Elliott Associates, L.P., a Delaware limited partnership, which we refer to as EALP, and MIL is a wholly owned subsidiary of Elliott International, L.P., a Cayman Islands limited partnership, which we refer to as EILP. Paul E. Singer, Elliott Capital Advisors, L.P., a Delaware limited partnership, which we refer to as Capital Advisors, which is controlled by Mr. Singer, and Elliott Special GP, LLC, a Delaware limited liability company, which we refer to as Special GP, which is controlled by Mr. Singer, are the general partners of EALP. Elliott International Capital Advisors Inc., a Delaware corporation, which we refer to as EICA, is the investment manager for EILP. Hambledon, Inc., a Cayman Islands corporation , which we refer to as Hambledon, which is also controlled by Mr. Singer, is the sole general partner of EILP. The business address of each of

LLP, MIL, EALP, Mr. Singer, Capital Advisors, Special GP and EICA is 40 West 57th Street, New York, New York 10019. The business address of EILP and Hambledon is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.
(4)	An amended Schedule 13G filed with the SEC on January 26, 2017 indicates that, as of December 31, 2016, Lloyd Miller had (i) sole voting and dispositive power with respect to 1,904,771 B. Riley common shares as (A) manager of a limited liability company that is the adviser to certain trusts, (B) manager of a limited liability company that is the general partner of a certain limited partnership, (C) manager of a limited liability company, and (D) an individual, and (ii) shared voting and dispositive power with respect to 202,649 B. Riley common shares as (A) an advisor to the trustee of a certain trust, and (B) with respect to shares owned by Mr. Miller’s wife.
(5)	An amended Schedule 13G filed with the SEC on February 13, 2017 indicates that, as of December 31, 2016, Nokomis Capital, L.L.C. had sole voting and dispositive power over no B. Riley common shares, and shared voting and dispositive power with its principal, Brett Hendrickson, over 1,271,734 B. Riley common shares.

Beneficial Ownership of Directors and Executive Officers

The following table shows, as of April 27, 2017, the amount of B. Riley common shares directly owned (unless otherwise indicated) by (a) each director; (b) the executive officers; and (c) all of B. Riley’s directors and executive officers as a group. Except as otherwise noted, B. Riley believes that the beneficial owners of the shares listed below, based on information furnished by such owners, have or share with a spouse voting and investment power with respect to the shares. Beneficial ownership is determined under the rules of the SEC and includes shares that could be acquired within 60 days through the exercise of an option or other right.

Name	Shares Beneficially Owned	Percentage
Phillip J. Ahn (1)(8)	35,557	*
Robert D’Agostino (1)(2)	119,234	*
Alan N. Forman (1)(9)	15,458	*
Andrew Gumaer (4)	620,695	3.2%
Thomas J. Kelleher (1)(5)	479,443	2.5%
Bryant R. Riley (1)(6)	4,130,394	21.2%
Todd D. Sims (3)	4,533	*
Richard L. Todaro (1)(2)	19,376	*
Howard E. Weitzman (7)	18,278	*
Mikel H. Williams (1)(2)	44,234	*
Directors and executive officers as a group (10 persons)	5,487,202	28.1%

*	Represents less than 1% of outstanding common shares.
(1)	Includes certain shares purchased as part of a public offering of B. Riley common shares on May 5, 2016.
(2)	Includes 2,632 B. Riley common shares subject to a restricted stock unit that settles in B. Riley common shares and vests in full on the earlier of the date of the next annual meeting of B. Riley stockholders or May 24, 2017.
(3)	Includes 1,233 B. Riley common shares subject to a restricted stock unit that settles in B. Riley common shares and vests in full on the earlier of the date of the next annual meeting of B. Riley stockholders or May 24, 2017.
(4)	Represents (i) 276,256 B. Riley common shares held of record by Mr. Gumaer and (ii) 336,000 B. Riley common shares held of record by Andrew & Dana Gumaer as Trustees for the Gumaer Living Trust, as to which Mr. Gumaer disclaims beneficial ownership except to the extent of his pecuniary interest therein. Includes 8,439 B. Riley common shares subject to a restricted stock unit that settles in B. Riley common shares and vests on May 24, 2017.
(5)

Represents 12,356 B. Riley common shares beneficially owned by Mr. Kelleher, 456,248 B. Riley common shares held of record by Mr. Kelleher and M. Meighan Kelleher as trustees for the Kelleher Family Trust,

600 B. Riley common shares held with dispositive power for Mary Meighan Kelleher IRA, 600 B. Riley common shares held with dispositive power for Lyndsey Kelleher, 600 B. Riley common shares held of record by Thomas J. Kelleher as UTMA custodian for daughter Kaitlin Kelleher and 600 B. Riley common shares held with dispositive power for Mackenna Kelleher. Includes 8,439 B. Riley common shares subject to a restricted stock unit that settles in B. Riley common shares and vests on May 24, 2017.
(6)	Represents 3,914,611 B. Riley common shares beneficially owned by Mr. Riley directly or jointly with his wife, 2,180 B. Riley common shares beneficially owned by Mr. Riley in custodial accounts for his children, 100 B. Riley common shares held of record by the B. Riley and Co., LLC 401(k) Profit Sharing Plan FBO Bryant Riley, which we refer to as the Riley Profit Sharing Plan, and 200,000 B. Riley common shares held of record by the Robert Antin Children Irrevocable Trust dtd 1/1/01, which we refer to as the Antin Trust. Mr. Riley serves as the trustee of the Riley Profit Sharing Plan and the Antin Trust and, as such, has the power to vote or dispose of the securities held of record by each of the Riley Profit Sharing Plan and the Antin Trust and may be deemed to beneficially own such securities. The business address of each of Mr. Riley, the Riley Profit Sharing Plan and the Antin Trust is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Includes 13,503 B. Riley common shares subject to a restricted stock unit that settles in B. Riley common shares and vests on May 24, 2017.
(7)	Includes 7,500 B. Riley common shares held by a self-directed 401(k) Plan. Includes 3,376 B. Riley common shares subject to a restricted stock unit that settles in B. Riley common shares and vests on May 24, 2017.
(8)	Includes 6,752 B. Riley common shares subject to a restricted stock unit that settles in B. Riley common shares and vests on May 24, 2017.
(9)	Includes 5,064 B. Riley common shares subject to a restricted stock unit that settles in B. Riley common shares and vests on May 24, 2017.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS OF FBR

Beneficial Owners of More Than Five Percent

As of April 27, 2017, the stockholders identified in the table below beneficially owned more than 5% of the outstanding FBR common shares. To FBR’s knowledge, based on the public filings which beneficial owners of more than 5% of the outstanding FBR common shares are required to make with the SEC, there are no other beneficial owners of more than 5% of the outstanding FBR common shares as of April 27, 2017, other than those set forth below. The percentage ownership data is based on 7,099,114 FBR common shares outstanding as of April 27, 2017.

Name and Address	Number of Shares (1)	Percentage
NWQ Investment Management Company, LLC (2) 2049 Century Park East, 16th Floor Los Angeles, California 90067	645,278	9.1%

Boston Partners (3) One Beacon Street Boston, Massachusetts 02108	641,647	9.1%

Standard General L.P. and associated persons (4) 767 Fifth Avenue, 12th Floor New York, New York 10153	496,383	7.0%

BlackRock, Inc. (5) 55 East 52nd Street New York, New York 10055	485,752	6.9%

Richard J. Hendrix (6) 1300 North Seventeenth Street Arlington, Virginia 22209	410,328	5.7%

PEAK6 Capital Management LLC and associated persons (7) 141 W. Jackson Boulevard, Suite 500 Chicago, Illinois 60604	359,598	5.1%

The Vanguard Group (8) 100 Vanguard Boulevard Malvern, Pennsylvania 19355	359,349	5.1%

(1)	Pursuant to rules promulgated by the SEC, a person or entity is considered to beneficially own common shares if the person or entity has or shares (i) voting power, meaning the power to vote or direct the voting of the shares, or (ii) investment power, meaning the power to dispose of or direct the disposition of the shares.
(2)	An amended Schedule 13G filed with the SEC on February 3, 2017 indicates that, as of December 31, 2016, NWQ Investment Management Company, LLC had (i) sole voting and dispositive power over 645,278 FBR common shares, and (ii) shared voting and/or dispositive power over no FBR common shares.
(3)	An amended Schedule 13G filed with the SEC on February 10, 2017 indicates that, as of December 31, 2016, Boston Partners had (i) sole voting power over 382,045 FBR common shares, and sole dispositive power over 641,647 FBR common shares, and (ii) shared voting and/or dispositive power over no FBR common shares.
(4)	An amended Schedule 13G filed with the SEC on February 15, 2017 indicates that, as of December 31, 2016, Standard General L.P. had (i) sole voting and/or dispositive power over no FBR common shares and (ii) shared voting and/or dispositive power over 496,383 FBR common shares.

(5)	A Schedule 13G filed with the SEC on January 30, 2017 indicates that, as of December 31, 2016, BlackRock, Inc. had (i) sole voting power over 476,403 FBR common shares and sole dispositive power over 485,752 FBR common shares, and (ii) shared voting and/or dispositive power over no FBR common shares.
(6)	The number of FBR common shares shown as beneficially owned by Mr. Hendrix includes 127,500 FBR common shares issuable to Mr. Hendrix upon exercise of options that are currently exercisable or exercisable within 60 days of April 27, 2017.
(7)	A Schedule 13G filed with SEC on February 7, 2017 indicates that, as of December 31, 2016, Peak6 Capital Management LLC and associated persons had (i) sole voting and/or dispositive power over no FBR common shares and (ii) shared voting and dispositive power over 359,598 FBR common shares
(8)	A Schedule 13G filed with the SEC on February 10, 2017 indicates that, as of December 31, 2016, The Vanguard Group had (i) sole voting power over 7,188 FBR common shares and sole dispositive power over 352,161 FBR common shares, and (ii) shared voting power over no FBR common shares and shared dispositive power over 7,188 FBR common shares.

Beneficial Ownership of Directors and Executive Officers

The following table shows, as of April 27, 2017, the amount of FBR common shares directly owned (unless otherwise indicated) by (a) each director; (b) the executive officers; and (c) all of FBR’s directors and executive officers as a group. Except as otherwise noted, FBR believes that the beneficial owners of the shares listed below, based on information furnished by such owners, have or share with a spouse voting and investment power with respect to the shares. Beneficial ownership is determined under the rules of the SEC and includes shares that could be acquired within 60 days through the exercise of an option or other right.

Name	Shares Beneficially Owned		Percentage(1)
Richard J. Hendrix	410,328	(2)	5.7%
Bradley J. Wright	67,647		1.0%
Gavin A. Beske	25,692		*
Adam J. Fishman	147,566		2.1%
Kenneth P. Slosser	116,307		1.6%
Reena Aggarwal	24,748	(3)(9)	*
Thomas J. Hynes, Jr.	21,215	(4)(9)	*
Richard A. Kraemer	18,648	(5)(9)	*
Allison M. Leopold Tilley	16,508	(6)	*
Mark R. Patterson	229,250	(7)	3.2%
Arthur J. Reimers	99,435	(8)	1.4%
William F. Strome	6,989	(9)	*
All executive officers and directors of FBR as a group (13 persons)	1,191,902		16.4%

*	Represents less than 1% of outstanding common shares
(1)	Based on 7,099,144 FBR common shares outstanding as of April 27, 2017. FBR common shares subject to options and currently exercisable, or exercisable within 60 days of April 27, 2017, are deemed outstanding for computing the percentage of the class owned by the person holding such options but are not deemed outstanding for computing the percentage of the class owned by any other person. FBR RSUs that entitle holders to receive unrestricted FBR common shares within 60 days of April 27, 2017 are deemed outstanding for computing the percentage of the class owned by the person holding such FBR RSUs but are not deemed outstanding for computing the percentage of the class owned by any other person.
(2)	The number of FBR common shares shown as beneficially owned by Mr. Hendrix includes 127,500 FBR common shares issuable to Mr. Hendrix upon exercise of options that are currently exercisable or exercisable within 60 days of April 27, 2017.

(3)	The number of FBR common shares shown as beneficially owned by Dr. Aggarwal includes 4,208 shares of restricted stock of FBR.
(4)	The number of FBR common shares shown as beneficially owned by Mr. Hynes includes 5,470 FBR common shares issuable to Mr. Hynes upon exercise of options that are currently exercisable or exercisable within 60 days of April 27, 2017 and 4,208 shares of restricted stock of FBR.
(5)	The number of FBR common shares shown as beneficially owned by Mr. Kraemer includes 9,529 FBR common shares issuable to Mr. Kraemer upon exercise of options that are currently exercisable or exercisable within 60 days of April 27, 2017.
(6)	The number of FBR common shares shown as beneficially owned by Ms. Leopold Tilley includes 9,800 FBR common shares issuable to Ms. Leopold Tilley upon exercise of options that are currently exercisable or exercisable within 60 days of April 27, 2017 and 4,208 shares of restricted stock of FBR.
(7)	The number of FBR common shares shown as beneficially owned by Mr. Patterson includes 4,208 shares of restricted stock of FBR.
(8)	The number of FBR common shares shown as beneficially owned by Mr. Reimers includes 10,941 FBR common shares issuable to Mr. Reimers upon exercise of options that are currently exercisable or exercisable within 60 days of April 27, 2017 and 5,767 shares of restricted stock of FBR.
(9)	The number of FBR common shares beneficially owned by each of FBR’s non-employee directors and director nominees does not include the non-employee director FBR RSUs that have been awarded under FBR’s Amended and Restated 2006 Long-Term Incentive Plan, in the following amounts: Dr. Aggarwal – 2,500 FBR RSUs, Mr. Hynes — 17,538 FBR RSUs, Mr. Kraemer — 29,622 FBR RSUs, and Mr. Strome — 11,659 FBR RSUs.

LEGAL OPINIONS

Sullivan & Cromwell LLP and Wachtell, Lipton, Rosen & Katz will deliver at the effective time their opinions to B. Riley and FBR, respectively, as to certain United States federal income tax consequences of the merger. Please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.” The validity of the B. Riley common shares to be issued in connection with the merger will be passed upon for B. Riley by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of B. Riley and its subsidiaries as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated by reference in this joint proxy statement/prospectus have been so incorporated in reliance on the report of Marcum LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of FBR and its subsidiaries as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 incorporated by reference in this joint proxy statement/prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of United Online, Inc. included in Exhibit 99.1 of B. Riley Financial, Inc.’s Current Report on Form 8-K/A dated August 25, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

B. RILEY ANNUAL MEETING STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in B. Riley’s proxy statement and for consideration at B. Riley’s next annual meeting of stockholders. To be eligible for inclusion in B. Riley’s 2018 proxy statement, a stockholder’s proposal must be received by B. Riley no later than January 1, 2018, unless the date of B. Riley’s 2018 annual meeting of stockholders is more than 30 days before or after June 1, 2018 (the one-year anniversary date of the annual meeting), in which case such proposals must be received by B. Riley a reasonable time before B. Riley begins to print and send applicable proxy materials. In addition, stockholder proposals must otherwise comply with Rule 14a-8 under the Exchange Act.

Pursuant to the terms of B. Riley’s bylaws, stockholders wishing to submit proposals or director nominations, including those that are not to be included in such proxy statement and proxy, must provide timely notice in writing to B. Riley’s Secretary. To be timely, a stockholder’s notice must be delivered to B. Riley’s Secretary at B. Riley’s principal executive offices not later than 60 days or earlier than 90 days prior to the first anniversary of the previous year’s annual meeting of stockholders for B. Riley’s 2018 annual meeting of stockholders, unless the date of the 2018 annual meeting of stockholders is more than 30 days before or more than 70 days after the one-year anniversary of the previous year’s annual meeting, in which case notice by the stockholder must be delivered not earlier than 90 days prior to the annual meeting and not later than the later of (a) 60 days prior to such annual meeting or (b) the 10th day following the date on which B. Riley first makes a public announcement of the date of the annual meeting.

While B. Riley’s board will consider proper stockholder proposals that are properly brought before the annual meeting, B. Riley reserves the right to omit from B. Riley’s 2018 proxy statement stockholder proposals that B. Riley is not required to include under the Exchange Act.

FBR ANNUAL MEETING SHAREHOLDER PROPOSALS

FBR shareholders may submit proposals for inclusion in FBR’s proxy statement for FBR’s 2017 annual meeting, nominate individuals for election at FBR’s 2017 annual meeting of shareholders, and propose other business for consideration by FBR shareholders at FBR’s 2017 annual meeting of shareholders. The following describes certain procedures and deadlines applicable to these shareholder proposals.

Pursuant to Rule 14a-8 under the Exchange Act, proposals that shareholders seek to have included in the proxy statement for FBR’s 2017 annual meeting of shareholders must have been received by FBR’s Corporate Secretary no later than January 9, 2017.

The FBR bylaws, which are available on FBR’s website, govern the submission of nominations for directors or other business proposals that a shareholder wishes to have considered at a meeting of shareholders, but which matters are not otherwise included in FBR’s proxy statement for that meeting. Under the FBR bylaws, nominations for director or other business proposals to be addressed at FBR’s next annual meeting may be made by a shareholder entitled to vote who has delivered a notice to FBR’s Corporate Secretary no later than the close of business on March 16, 2017, and no earlier than February 14, 2017. The notice must contain the information required by the FBR bylaws.

Pursuant to the terms of FBR’s bylaws, shareholders wishing to submit proposals or director nominations, including those that are not to be included in such proxy statement and proxy, must provide timely notice in writing to FBR’s Secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at FBR’s principal executive offices not later than 90 days or earlier than 120 days prior to the first anniversary of the previous year’s annual meeting of shareholders for FBR’s 2017 annual meeting of shareholders, unless the date of the 2017 annual meeting of shareholders is more than 30 days before or more than 60 days after the one-year anniversary of the previous year’s annual meeting, in which case notice by the shareholder must be delivered not earlier than 120 days prior to the annual meeting and not later than the later of (a) 90 days prior to such annual meeting or (b) the 10th day following the date on which FBR first makes a public announcement of the date of the annual meeting.

The advance notice provisions of the FBR bylaws are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement under the rules of the SEC. A proxy granted by a shareholder in connection with the 2017 annual meeting will give discretionary authority to the proxies to vote on any matters introduced pursuant to the above advance notice provisions of the FBR bylaws, subject to applicable rules of the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows B. Riley and FBR to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately by them with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by any information in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by B. Riley:

•	Annual Report on Form 10-K, for the fiscal year ended December 31, 2016;

•	Current Reports on Form 8-K or Form 8-K/A filed with the SEC on July 1, 2016, August 25, 2016, January 25, 2017, February 21, 2017, February 23, 2017, April 19, 2017 and April 27, 2017 (other than the portions of those documents deemed not to be filed).

This joint proxy statement/prospectus also incorporates by reference the following documents that have previously been filed with the SEC by FBR:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2016;

•	Current Reports on Form 8-K filed with the SEC on February 10, 2017, February 21, 2017 and March 10, 2017 (other than the portions of those documents deemed not to be filed).

In addition, B. Riley and FBR are incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the respective meetings of the B. Riley stockholders and the FBR shareholders; provided, however, that B. Riley and FBR are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

Both B. Riley and FBR file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials B. Riley or FBR file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus.

Neither B. Riley nor FBR has authorized anyone to give any information or make any representation about the merger or its subsidiaries that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. This joint proxy statement/prospectus is dated May 1, 2017. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and the mailing of this joint proxy statement/prospectus to stockholders does not create any implication to the contrary.

Appendix A

EXECUTION VERSION

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

Between

FBR & CO.,

B. RILEY FINANCIAL, INC.

and

BRC MERGER SUB, LLC

Dated as of March 15, 2017

A-ii

A-iii

Exhibit A	Form of Company Voting Agreement
Exhibit B	Form of Parent Voting Agreement

A-iv

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of March 15, 2017, and effective as of February 17, 2017, is by and among FBR & Co., a Virginia corporation (the “Company”), B. Riley Financial, Inc., a Delaware corporation (“Parent”) and BRC Merger Sub, LLC, a Delaware limited liability company and a Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, the Company shall merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger, pursuant to and in accordance with the provisions of the Virginia Stock Corporation Act (the “VSCA”) and the Delaware Limited Liability Company Act (the “DLLCA”) and this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and holders of shares (other than Parent and its Subsidiaries) of the Company’s common stock, par value $0.001 per share (“Company Common Stock”), and (iii) resolved to recommend that the holders of shares of Company Common Stock approve the Merger and adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance (the “Share Issuance”) of the Parent’s common stock par value $0.0001 per share (the “Parent Common Stock”), upon the terms and conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and the holders of shares (other than the Company and its Subsidiaries) of Parent Common Stock and (iii) resolved to recommend that the holders of shares of Parent Common Stock approve the Share Issuance;

WHEREAS, B. Riley & Co., LLC, as the sole member of Merger Sub has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub;

WHEREAS, prior to the Closing, the Company will pay the Pre-Closing Dividend as provided in Section 6.15;

WHEREAS, by virtue of the Merger, upon the terms and subject to the conditions set forth in this Agreement, the holders of shares of Company Common Stock shall receive the Parent Common Stock as more particularly set forth in this Agreement;

WHEREAS, it is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”);

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain officers and directors of the Company, entered into voting agreements, substantially in the form as Exhibit A to this Agreement, with Parent (each a “Company Voting Agreement”) in connection with the Merger and the transactions contemplated by this Agreement;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, certain officers and directors of Parent, entered into voting agreements, substantially in the form of Exhibit B to this Agreement, with the Company (each a “Parent Voting Agreement”, together with the Company Voting Agreements, the “Voting Agreements”) in connection with the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement and in the Voting Agreement, the parties agree as follows:

ARTICLE I

The Merger

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time the Company shall be merged with and into Merger Sub in accordance with the VSCA and DLLCA, and the separate corporate existence of the Company shall thereupon cease. Merger Sub shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”) and the separate corporate existence of the Company shall cease with all of its rights, privileges, immunities, powers and franchises vesting in the Surviving Company. The Merger shall have the effects specified in this Agreement and in the applicable provisions of the VSCA and DLLCA.

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, California 90067 at 9:00 a.m. on the first Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “Business Day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks in the City of Los Angeles, the banks in the City of New York, the Department of State of the State of Delaware or the State Corporate Commission of the Commonwealth of Virginia is required or authorized by Law to close.

1.3. Effective Time. As soon as practicable following, and on the date of, the Closing, the Company and Parent will (i) cause Articles of Merger (the “Articles of Merger”) to be executed and filed with the State Corporation Commission of the Commonwealth of Virginia as provided in Section 13.1-720 of the VSCA, (ii) cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 18-209 of the DLLCA and (iii) take such other and further actions as may be necessary or required by applicable Law to consummate and to make effective the Merger. The Merger shall become effective on the date on which the last of the following actions shall have been completed: (i) the Certificate of Merger is issued by the State Corporation Commission of the Commonwealth of Virginia, (ii) the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or (iii) at such later time as may be agreed by the parties in writing and specified in the Articles of Merger and the Certificate of Merger (the “Effective Time”).

1.4. The Certificate of Formation of the Surviving Company. The certificate of formation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company (the “Certificate of Formation”), until thereafter amended as provided therein or by applicable Law.

1.5. The Limited Liability Company Agreement of the Surviving Company. The limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Company (the “LLC Agreement”), until thereafter amended as provided therein or by applicable Law.

1.6. Directors of Parent. At or prior to the Effective Time, the Parent Board shall cause the number of directors that will comprise the full board of directors of Parent from and after the Effective Time to be eight. Of the members of the board of directors of the Parent from and after the Effective Time, seven shall be the directors of Parent as of immediately prior to the Effective Time, and one shall be a current director of the Company designated by the Company, subject to the approval of Parent’s Corporate Governance Committee (such approval not to be unreasonably withheld).

1.7. Officers of the Surviving Company. Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company as of the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Formation and the LLC Agreement.

ARTICLE II

Merger Consideration; Effect of the Merger on Capital Stock

2.1. Merger Consideration; Conversion of Shares Company Common Stock.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any Company Restricted Shares that vest on or prior to the Effective Time) other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall be converted into, and become exchangeable for 0.671 (the “Exchange Ratio”) shares of Parent Common Stock (such number of shares of Parent Common Stock, the “Merger Consideration”).

(b) For the purposes of this Agreement, “Excluded Shares” means shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and shares of Company Common Stock owned by the Company or any direct or indirect wholly owned Subsidiary of the Company.

2.2. Conversion of Shares of Company Common Stock. As a result of the Merger and without any action on the part of the holder of any capital stock of the Company, all of the Eligible Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to this Section 2.2 and any dividends or other distributions pursuant to Section 3.3.

2.3. Cancellation of Excluded Shares. Each Excluded Share shall, as a result of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

2.4. Treatment of Company Equity Awards and Investor Option.

(a) Treatment of Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “Company Option”) under the Stock Plan shall vest and, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into a number of shares of Parent Common Stock equal to the quotient (rounded down to the nearest whole number) of (i) the product of (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by (B) the Company Option Spread, divided by (ii) the Parent Share VWAP. For the avoidance of doubt, any Company Option which has an exercise price per share of Company Common Stock that is greater than or equal to the Final Company Pre-Dividend Price shall be cancelled at the Effective Time for no consideration or payment. The “Final Company Pre-Dividend Price” equals the closing price of a share of Company Common Stock on the Trading Day immediately prior to the Trading Day on which the Company Common Stock trades ex-dividend with respect to the Per Share Pre-Closing Dividend, or if the Company Common Stock does not ever trade ex-dividend, on the Trading Day immediately prior to the Effective Time (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source mutually selected by Parent and the Company). The “Company Option Spread” means the Final Company Pre-Dividend Price minus the exercise price per share of Company Common Stock of the applicable Company Option prior to the Effective Time. “Trading Day” shall mean any day on which shares of Parent Common Stock are traded on the NASDAQ Stock Market (the “NASDAQ”). The “Parent Share VWAP” shall mean the volume weighted average price of a share of Parent Common Stock for a ten (10) Trading Day period, starting with the opening of trading on the eleventh (11th) trading day prior to the Closing Date to the closing of trading on the second to last Trading Day prior to the Closing Date, as reported by Bloomberg.

(b) Company Restricted Shares. At the Effective Time, each outstanding share of restricted stock (a “Company Restricted Share”) granted under the Stock Plan shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted share of Company Common Stock and shall be converted into (i) a number of restricted shares of Parent Common Stock (each, a “Parent Restricted Share”) equal to the Exchange Ratio (rounded to the nearest whole number) and (ii) a Pre-Closing Dividend Right. Except as specifically provided above, following the Effective Time, each such Parent Restricted Share and Pre-Closing Dividend Right shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the corresponding Company Restricted Share immediately prior to the Effective Time. A “Pre-Closing Dividend Right” is the right to receive a cash payment equal to the Per Share Pre-Closing Dividend (multiplied, in the case of Company RSUs and Company PSUs, by the number of shares of Company Common Stock subject to such Company RSU or Company PSU, determined in accordance with Section 2.4(c) or Section 2.4(d), as applicable).

(c) Company RSUs. At the Effective Time, each outstanding restricted stock unit (a “Company RSU”) granted under the Stock Plan, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Company Common Stock and shall be converted into (i) a restricted stock unit denominated in shares of Parent Common Stock (a “Parent Stock-Based RSU”) and (ii) a Pre-Closing Dividend Right. The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU and Pre-Closing Dividend Right shall continue to be governed by the same terms and conditions (including vesting terms and taking into account any accelerated vesting occurring as of the Effective Time) as were applicable to the applicable Company RSU immediately prior to the Effective Time.

(d) Company PSUs. At the Effective Time, each outstanding performance stock unit (a “Company PSU”) under the Stock Plan, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a performance stock unit denominated in shares of Company Common Stock and shall be converted into (i) a Parent Stock-Based RSU and (ii) a Pre-Closing Dividend Right. The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded to the nearest whole number) of (x) the greater of (A) the number of shares of Company Common Stock subject to the Company PSU that would be earned based on the Company’s actual performance for the most recently completed fiscal quarter prior to the Effective Time, as reasonably determined by the compensation committee of the Company Board (the “Company Compensation Committee”), and (B) the level of achievement resulting in 50% of the number of shares of Company Common Stock subject to the Company PSU being earned , multiplied by (y) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU and Pre-Closing Dividend Right shall continue to be governed by the same terms and conditions as were applicable to the applicable Company PSU immediately prior to the Effective Time, except that performance-based vesting conditions will no longer apply to such Parent Stock-Based RSU and Pre-Closing Dividend Right.

(e) Investor Option. At the Effective Time, each outstanding option to purchase a share of Company Common Stock (an “Investor Option”) granted under the Stock Option Agreement, dated as of June 5, 2013, by and between the Company and the investor that is a party thereto, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into an option (a “Parent Option”) to purchase (i) that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Investor Option immediately prior to the Effective Time multiplied by (B) the Pre-Closing Dividend Adjustment Ratio multiplied by (C) the Exchange Ratio, (ii) at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Common Stock of such Investor Option divided by (B) the Pre-Closing Dividend Adjustment Ratio divided by (C) the Exchange Ratio. Except as otherwise provided in this Section 2.4(e), each such Parent Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Investor Option immediately prior to the Effective Time. The “Pre-Closing Dividend Adjustment Ratio” means a fraction, the numerator of which is the Final Company Pre-Dividend Price and the denominator of which is the excess of the Final Company Pre-Dividend Price over the Per Share Pre-Closing Dividend.

(f) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options, Company Restricted Shares, Company RSUs and Company PSUs (the “Company Equity Awards”) pursuant to Section 2.4(a) through Section 2.4(d).

(g) Parent Actions. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise or settlement of the Parent Restricted Shares and Parent Stock-Based RSUs in accordance with this Section 2.4. As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Common Stock to be registered and issuable under Parent Restricted Shares and Parent Stock-Based RSUs, Parent shall file a post-effective amendment to the Form S-4 or registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to Parent Restricted Shares and Parent Stock-Based RSUs and shall use its reasonable commercial efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Restricted Shares and Parent Stock-Based RSUs remain outstanding.

2.5. Merger Sub. All membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall continue as the only membership interests of the Surviving Company.

2.6. Tax Consequences of the Merger. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

ARTICLE III

Delivery of Merger Consideration; Procedures for Surrender

3.1. Exchange Agent. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with a nationally recognized financial institution selected by Parent with the Company’s prior approval (which approval shall not be unreasonably conditioned, withheld or delayed) to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, (i) an aggregate number of shares of Parent Common Stock to be issued in uncertificated form or book-entry form and (ii) an aggregate amount of cash sufficient, in each case, for the Exchange Agent to deliver the amounts required to be delivered in respect of Eligible Shares pursuant to Section 2.1 and Section 3.5. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares and cash in lieu of any fractional shares payable pursuant to Section 3.5 (such amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1, together with the shares of Parent Common Stock and cash in lieu of any fractional shares payable pursuant to Section 3.5, being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.5 shall be promptly returned to Parent. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Eligible Shares to receive the Merger Consideration as provided in this Agreement. Parent shall promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations.

3.2. Procedures for Surrender.

(a) Promptly after the Effective Time (and in any event within five Business Days thereafter), the Surviving Company shall cause the Exchange Agent to mail to each holder of record of Eligible Shares that are (a) Certificates or (b) Book-Entry Shares not held through The Depositary Trust Company (“DTC”) notice advising such holders of the effectiveness of the Merger, including (i) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.7) or transfer of the Book-Entry Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares), such materials to be in such form and have such other provisions as Parent desires with prior approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates) or transferring the Book-Entry Shares to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor and dividends or distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. With respect to Book-Entry Shares held through held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees on the Closing Date (or if Closing occurs after 11:30 a.m. (New York Time) on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor and dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(b) Upon surrender to the Exchange Agent of Eligible Shares that are Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 3.7) or that are

Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of Book-Entry Shares, in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Book-Entry Shares held through DTC, in accordance with DTC’s customary procedures and such other procedures as agreed by the Company, Parent, the Exchange Agent and DTC, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (x) that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Article II and (y) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (A) any cash in lieu of fractional shares plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article III.

(c) No interest will be paid or accrued on any amount payable upon due surrender of Eligible Shares, and any Certificate or ledger entry relating to Book-Entry Shares formerly representing shares of Company Common Stock that have been so surrendered shall be cancelled by the Exchange Agent.

(d) In the event of a transfer of ownership of certificated Eligible Shares that is not registered in the transfer records of the Company, the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Eligible Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company.

3.3. Distributions with Respect to Unexchanged Shares of Company Common Stock; Voting. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Eligible Share until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.7) or Book-Entry Share is surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following such surrender, there shall be issued and/or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with this Article III, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender. Holders of record of unsurrendered Eligible Shares formerly representing shares of Company Common Stock shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Certificates or Book-Entry Shares, regardless of whether such holders have surrendered for exchange their Certificates or Book-Entry Shares.

3.4. Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

3.5. Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1. All fractional shares of Parent Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1 shall be aggregated and rounded to the nearest thousandth when expressed in decimal form. Any holder of Eligible Shares otherwise entitled to receive a fractional share of

Parent Common Stock but for this Section 3.5 shall be entitled to receive a cash payment (rounded to the nearest cent), which payment shall be determined by multiplying (i) the average of the per share closing prices of Parent Common Stock on the NASDAQ (as reported in The Wall Street Journal (Northeast edition) or, if not reported thereby, another authoritative source) for twenty full Trading Days ending on the fifth Business Day prior to the Closing Date by (ii) the fraction of the share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder otherwise would be entitled to receive pursuant to Section 2.1. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

3.6. Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed by the 180th calendar day after the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of any shares of Parent Common Stock of such shareholders and payment of any cash, dividends and other distributions in respect thereof payable and/or issuable pursuant to Section 2.1, Section 3.3 and Section 3.5, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

3.7. Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Eligible Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

3.8. Withholding Rights. Each of Parent and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent or the Surviving Company, such withheld amounts (i) shall be timely remitted by Parent or the Surviving Company to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Company or Parent, as the case may be.

3.9. Appraisal Rights. In accordance with Section 13.1-730 of the VSCA, no appraisal rights shall be available to holders of shares of Company Common Stock in connection with the Merger.

3.10. Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article VIII, the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Merger Consideration, the Final Company Pre-Dividend Price, the Pre-Closing Dividend Right and any similarly dependent items shall be equitably adjusted to provide the holders of shares of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration, the Final Company Pre-Dividend Price, the Pre-Closing Dividend Right or other similarly dependent item. Nothing in this Section 3.10 shall be construed to permit the Company to take any action except to the extent consistent with, and not otherwise prohibited by, this terms of this Agreement.

ARTICLE IV

Representations and Warranties of the Company

Except as (i) set forth in the Company Reports filed with or furnished to the SEC (including the exhibits and other information incorporated therein) after January 1, 2014 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

4.1. Organization, Good Standing and Qualification.

(a) The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the Commonwealth of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or good standing, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or good standing, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement. The Company has provided or otherwise made available to Parent prior to the date of this Agreement true, complete and correct copies of the Company’s articles of incorporation and bylaws, each as amended to the date of this Agreement, and true, complete and correct copies of its Subsidiaries’ articles of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as made available to Parent is in full force and effect. Section 4.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction in which the Company and its Subsidiaries are organized and qualified to do business.

(b) As used in this Agreement, the term:

(i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

(ii) “Company Material Adverse Effect” means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall be deemed to constitute a Company Material Adverse Effect:

(A) effects resulting from the worsening of geopolitical conditions or changes in the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States or any jurisdiction in which the Company or any of its Subsidiaries operate or in which any of the Company’s or any of its Subsidiaries products or services are sold;

(B) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate, including changes in Laws affecting such industries;

(C) any loss of, or adverse change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with Governmental Entities, SROs, customers, clearing brokers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, independent contractors, business associates or similar relationship that were primarily the result of the entry into, announcement, pendency or performance of the transactions contemplated by this Agreement;

(D) changes in United States generally accepted accounting principles (“GAAP”) or in any Law of general applicability after the date of this Agreement;

(E) any failure by the Company to meet any financial projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Company Material Adverse Effect;

(F) a decline in the market price, or change in trading volume, of the shares of Company Common Stock on the NASDAQ; provided that the exception in this clause (F) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such decline has resulted in, or contributed to, a Company Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Company Material Adverse Effect;

(G) any acts of terrorism, sabotage or wars, acts of God, natural disasters, weather conditions or other calamities; or

(H) any action taken by the Company with Parent’s consent or any action taken by the Company that the Company was required to take pursuant to the terms of this Agreement (other than actions required pursuant to the first sentence of Section 6.1(a));

provided further that, with respect to clauses (A), (B), (D) and (G), such change, event, occurrence or effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred if it disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate but only to the extent of such disproportionate effect.

4.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock, of which 7,077,682 shares were outstanding as of the close of business on February 14, 2017, and

100,000,000 shares of preferred stock, par value $0.0001 per share of the Company, none of which were outstanding as of the date of this Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no shares of Company Common Stock or other shares of its capital stock reserved for issuance, except that, as of February 14, 2017, there were 1,128,158 shares of Company Common Stock reserved for issuance pursuant to the Company’s 2006 Long-Term Incentive Plan, as amended and restated, including each subplan thereof (including the Company’s 2013 Performance Share Unit Program and the Company’s 2016 Retention and Incentive Plan) (collectively, the “Stock Plan”). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever (an “Encumbrance”). Except to the extent set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any shares of Company Common Stock in accordance with the terms of the Stock Plans, such shares of Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b) Section 4.2(b) of the Company Disclosure Letter contains a correct and complete list of all outstanding Company Equity Awards as of the date of this Agreement, including the number of shares of Company Common Stock subject to each Company Equity Awards and the holder, grant date, exercise price (if applicable) and vested status with respect to each Company Equity Award, as applicable.

(c) Each Company Option (i) was granted in compliance in all material respects with all applicable Laws and the terms and conditions of the Stock Plan (and any applicable subplan(s) pursuant to which it was issued), (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, and (iii) has a grant date identical to or later than the date on which it was granted.

(d) Except for the Company Voting Agreements, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or otherwise to the Company’s Knowledge with respect to the voting of any capital stock of the Company or any of its Subsidiaries.

(e) Section 4.2(e) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).

4.3. Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the

Merger and the other transactions contemplated by this Agreement, subject only to approval of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at a shareholders’ meeting (“Company Shareholders Meeting”) duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board has (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, adopted this Agreement and the Merger and the other transactions contemplated by this Agreement and resolved to recommend approval of this Agreement to the holders of shares of Company Common Stock (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their approval and (C) received the opinion of its financial advisor, Berkshire Capital Securities LLC, to the effect that the Merger Consideration and the Pre-Closing Dividend is fair from a financial point of view, as of the date of such opinion and subject to the matters set forth therein, to the holders (other than Parent and its Subsidiaries) of shares of Company Common Stock, a copy of which opinion has been delivered to Parent.

4.4. Governmental Filings; No Violations; Certain Contracts, Etc.

(a) Other than (A) the filing of the Articles of Merger and Certificate of Merger pursuant to Section 1.3, (B) the filing with the SEC of (x) the Joint Proxy/Prospectus in preliminary and definitive form relating to the Company Shareholders Meeting as part of the Registration Statement (and the declaration of its effectiveness) and (y) such other reports and filings under, and compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the Securities Act of 1933, as amended (the “Securities Act”), as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filings under, and compliance with, the rules and regulations of the NASDAQ as may be required in connection with this Agreement and the transactions contemplated hereby, (D) such filings and approvals as may be required by any Takeover Statutes, (E) any filing required under the HSR Act and (F) the filing with and approval by FINRA of each Broker-Dealer Subsidiary’s continuing membership application required by FINRA (the “Continuing Membership Application”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement. “Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Company or any of its Subsidiaries pursuant to, any oral or written agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the

Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 4.4(a), under any Law to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, as would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement.

4.5. Company Reports; Financial Statements; Internal Controls.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2014 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(d) The Company has identified and disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (A) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company Employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has provided or otherwise made available to Parent prior to the date of this Agreement a summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in all material respects, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operation, comprehensive income (loss), changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in all material respects, or in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to the notes thereto and normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(f) The books of account of the Company and its Subsidiaries have been kept accurately in all material respects in the ordinary course of business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects. The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects, including, but not limited to, the fact that the minute books contain the minutes of all meetings of the boards of directors, committees of the board and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders, except that minutes of certain recent meetings of the Company Board or committees thereof have not been finalized as of the date of this Agreement. Since the Applicable Date, the corporate records and minute books of the Company and each of its Subsidiaries have been provided or otherwise made available to Parent prior to the date of this Agreement (other than corporate records and minute books of the Company that relate to the matters contemplated by this Agreement).

4.6. Absence of Certain Changes. Since December 31, 2015, except for the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices, and there has not been:

(a) any change with respect to any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2015), that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(b) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(c) any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries;

(d) except with respect to the transactions contemplated by this Agreement or as required or permitted by this Agreement, (i) any increase in the compensation payable or to become payable to the Company’s or any of its Subsidiaries’ officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws; or

(e) any agreement to do any of the foregoing.

4.7. Litigation and Liabilities.

(a) There are no material civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b) The term “Knowledge” when used in this Agreement (i) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 4.7(b) of the Company Disclosure Letter and (ii) with respect to Parent or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 4.7(b) of the Parent Disclosure Letter.

(c) Except for obligations and liabilities (i) reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since December 31, 2015, (iii) incurred in connection with this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License), there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity.

4.8. Employee Benefits.

(a) Section 4.8(a) of the Company Disclosure Letter sets forth, as of the date hereof, each material Plan. For purposes of this Agreement, “Plan” means each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and each compensation, bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, retention, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other fringe or employee benefit plan, program or arrangement, whether or not in writing and whether or not funded, in each case, for the benefit of any Company Employee (or any dependent or beneficiary thereof) of the Company or any Subsidiary thereof, excluding any Multiemployer Plan. For purposes of this Agreement, “Company Employee” means any current or former employee, officer, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.

(b) With respect to each material Plan, the Company has made available to Parent accurate and complete copies of (or, to the extent no such copy exists, a description of) (i) all Plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such Plan, and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation and (iv) all material filings and correspondence with any Governmental Entity received in the last year with respect to any such Plan.

(c) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (“IRS”) and, to the Knowledge of the Company, nothing has occurred since the date of the latest favorable determination letter that would reasonably be expected to adversely affect the qualification of any such Plan. To the Knowledge of the Company, each material Plan and any related trust complies, and has been maintained and administered in compliance, in each case, in all material respects, with its terms and ERISA, the Code and other applicable Laws. Other than routine claims for benefits, there are no material actions, governmental audits or investigations that are pending or, to the Knowledge of the Company, threatened against or involving any Plan or asserting any rights to or claims for benefits under any Plan.

(d) Neither the Company nor any of its ERISA Affiliates sponsors, maintains or contributes to, or has, within the past six years, sponsored, maintained or contributed to, a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with a Person or any of its Subsidiaries as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(e) No Plan provides for post-retirement or post-employment welfare benefits (other than as required by health care continuation coverage as required by Section 4980B of the Code or any similar state law.

(f) Each Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in material documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(g) None of the execution and delivery of this Agreement, shareholder or other approval of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Plan, (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Plan on or following the Effective Time or (vi) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(h) No Plan is maintained outside the jurisdiction of the United States or covers any Company Employee who resides or works outside of the United States.

4.9. Labor Matters.

(a) Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened proceeding alleging that the Company or any of its Subsidiaries has engaged in any unfair labor practice under any Law. Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, there is no pending or, to the Knowledge of the Company, threatened labor strike, walkout, work stoppage, slowdown, lockout or dispute with respect to employees of the Company or any of its Subsidiaries, and no such strike, dispute, walkout, slowdown or lockout has occurred within the past year. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or similar organization, and there are no labor unions or other organizations representing or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries is in material compliance with all applicable Laws relating to employment, including Laws relating to employee classification, discrimination, hours of work and the payment of wages or overtime wages.

4.10. Compliance with Laws; Licenses.

(a) The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity (collectively, “Laws”), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement.

(b) No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries or any of their employees or independent contractors is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the Knowledge of the Company, no material change is required in the Company’s or any of its Subsidiaries’ processes or properties or procedures or policies in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws (including with respect to its employees or independent contractors) that has not been cured as of the date of this Agreement.

(c) The Company and each of its Subsidiaries and each of their employees or independent contractors have obtained and are in compliance in all material respects with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders, permissions, qualifications, designations and declarations issued or granted by a Governmental Entity, including the SEC, FINRA, the Commodity Futures Trading Commission, the Securities Investor Protection Corporation, the Municipal Securities Rulemaking Board, the National Futures Association, any SROs and any state or local securities commissions (“Licenses”) necessary to conduct their respective businesses as presently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Licenses shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement.

4.11. Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s articles of incorporation or bylaws is applicable to the Company, the shares of Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

4.12. Environmental Matters.

(a) Except for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (ii) no property currently or formerly owned or operated by the

Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance; (iii) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law; (vi) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (vii) the Company has delivered to Parent, prior to the date of this Agreement, copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Company or its Subsidiaries or their respective current and former properties or operations.

(b) As used in this Agreement, the term:

(i) “Environmental Law” means Law relating to: (A) the protection of health, safety or the environment, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance.

(ii) “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (C) any other substance that poses a risk of harm or may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

4.13. Tax Matters.

(a) The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them with the appropriate taxing authority and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all material Taxes that are required to be paid (whether or not shown on any Tax Returns) except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have complied in all material respects with all information reporting (and related withholding) and record retention requirements; and (v) have not waived any statute of limitations with respect to a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(b) The U.S. federal income Tax Returns of the Company and each of its Subsidiaries for all years up to and including 2010 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(c) No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any material Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries.

(d) In the last six years, neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any material Tax Return that was not filed.

(e) The Company has made available to Parent prior to the date of this Agreement true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.

(f) There are no Encumbrances for material Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (x) such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or (y) ordinary course commercial agreements not primarily related to Tax).

(h) Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.

(i) Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k) At no time during the past five years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(l) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed or supplied to Governmental Entity.

4.14. Intellectual Property.

(a) The Company and its Subsidiaries own or have sufficient, valid and enforceable rights to use all Intellectual Property Rights material to the conduct of their respective businesses as currently conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement unchanged.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Intellectual Property Rights that are owned by the Company and its Subsidiaries is subsisting, valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Intellectual Property Rights.

(c) There are no material claims pending, and there have been no material claims in the three year period prior to the date of this Agreement (i) contesting or challenging the use, validity, enforceability or ownership of any Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned or purported to be owned by the Company or any of its Subsidiaries, (ii) alleging that the Company or any of its Subsidiaries or any of their respective products or services is infringing, misappropriating or otherwise violating the Intellectual Property Rights of any Person, whether directly or indirectly, or (iii) against any Person alleging infringement, misappropriation or other violation of any Intellectual Property Rights held by the Company or any of its Subsidiaries, whether directly or indirectly.

(d) To the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated in the three year period prior to the date of this Agreement, any Intellectual Property Rights of any third party, in each case, except to the extent such infringement, misappropriation or other violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to or is otherwise bound by any Contract pursuant to which (i) any license, covenant not to sue, release, waiver, option or other right is granted under any Intellectual Property Rights owned by the Company or any of its Subsidiaries, (ii) any Person has granted any license, covenant not to sue, release, waiver, option or other right under any Intellectual Property Rights to the Company or any of its Subsidiaries, or (iii) the Company or any of its Subsidiaries has assigned or agreed to assign any Intellectual Property Rights to any Person, except in the case of clauses (i) or (ii), other than non-exclusive licenses granted in the ordinary course of business pursuant to standard terms that previously have been provided to the Parent (each such Contract described in clauses (i) through (iii), together with all amendments, exhibits and schedules to such Contract, is referred to in this Agreement as a “Company Intellectual Property Contract”).

(f) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(g) For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property Rights” means all rights anywhere in the world in or to any or all of the following: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions, discoveries, ideas and improvements, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewals, extensions, re-issues and re-examinations; (iii) trade secrets and other intellectual property rights in proprietary information, know-how, data and databases, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including software, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property, industrial or proprietary rights.

4.15. Insurance. All material fire and casualty, general liability, error and omissions, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”)

maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards. Each such Insurance Policy is in full force and effect and all premiums due with respect to all such Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of such Insurance Policies.

4.16. Company Material Contracts.

(a) Except for this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following (excluding any Plan):

(i) any Contract for the lease of real property or for the lease of personal property providing for annual payments of $250,000 or more;

(ii) any clearing arrangements or other Contract with any clearing agents or brokers or for correspondent clearing, payment and settlement activities;

(iii) any selling, distribution, dealer, product or marketing Contracts or similar commission-based Contracts with third parties, or any Contracts with broker-dealers (or associated persons thereof, as defined in the Exchange Act), except for any such Contract entered into in the ordinary course of business;

(iv) any settlement or conciliation agreement with any Person (including any Governmental Entity) entered into since the Company Applicable Date;

(v) any Contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any of its Subsidiaries of any operating business or material assets or the capital stock of any other Person;

(vi) any Contract that is reasonably likely to require, during the remaining term of such Contract, either (A) annual payments to or from the Company and its Subsidiaries of more than $500,000 or (B) aggregate payments to or from the Company and its Subsidiaries of more than $1,000,000, except for investment banking or institutional broker agreements entered into in the ordinary course of business;

(vii) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture of the Company or any of its Subsidiaries;

(viii) any Contract involving the payment or receipt of royalties calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product of the Company or its Subsidiaries other than pursuant to non-exclusive licenses granted in the ordinary course of business pursuant to standard terms that previously have been provided to the Parent;

(ix) any Contract (other than solely among direct or indirect wholly owned Subsidiaries of the Company) relating to Indebtedness;

(x) any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (A) not material to the Company or any of its Subsidiaries and (B) entered into in the ordinary course of business;

(xi) any non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, (C) grants “most favored nation”

status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries or (D) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer, license, distribute or enforce any of their respective Intellectual Property Rights;

(xii) any Company Intellectual Property Contract;

(xiii) any Contract providing for payments to be made by the Company or its Subsidiaries upon a change in control;

(xiv) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning 5% or more of the outstanding shares of Company Common Stock or any of their respective Affiliates, on the other hand; and

(xv) any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract) (each Contract constituting any of the foregoing types of Contract described in clauses (i) – (xiv) above, together with any material Contract filed by the Company as a “material contract” pursuant to Item 601(b)(1) of Regulation S-K under the Securities Act since the end of the most recently completed fiscal year, and including all amendments, exhibits and schedules to each such Contract is referred to in this Agreement as a “Company Material Contract”).

(b) A copy of each Company Material Contract entered into prior to the date of this Agreement has been made available to Parent prior to the date of this Agreement. Except for expirations in the ordinary course of business in accordance with the terms of such Company Material Contract, each Company Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement. There is no default under any such Contracts by the Company or its Subsidiaries, or to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement.

4.17. Properties. The Company and its Subsidiaries do not own any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or in the case of leased property and assets, has valid leasehold interests in or valid rights under Contract to use, all tangible personal property reflected on the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement or acquired thereafter, except for tangible personal property sold in the ordinary course of business consistent with past practice and none of such property is subject to any lien.

4.18. Broker-Dealer Matters.

(a) Each of FBR Capital Markets & Co. and MLV & Co. LLC, (the “Broker-Dealer Subsidiaries”) is, and has been at all times since the Applicable Date, registered under the Exchange Act as a broker-dealer with the SEC and is, and has been since the Applicable Date, in compliance in all material aspects with the applicable provisions of the Exchange Act and the rules promulgated thereunder applicable to broker-dealers. Each Broker-Dealer Subsidiary is, and has been at all times since the Applicable Date, a member organization in good standing of the Financial Industry Regulatory Authority (“FINRA”) and each other domestic or foreign securities broker-dealer self-regulatory organization (each an “SRO”) of which it at any time was required to be a member, and is, and has been at all times since the Applicable Date, in compliance in all material respects with all applicable rules and regulations of FINRA and any other applicable SRO, as well as with the terms of its membership agreement with FINRA and any applicable SRO, including all net capital requirements and protection of investment funds and securities. The Company has provided or otherwise made available to Parent prior to the date of this Agreement a current version of each Broker-Dealer Subsidiary’s membership agreement with FINRA and any other SRO, and neither FINRA nor any such SRO has notified the Company or a Broker-Dealer Subsidiary since the Applicable Date of any intent to terminate or modify such membership agreement. Each Broker-Dealer Subsidiary is duly registered as a broker-dealer under, and in compliance with, the Laws of all jurisdictions in which it is required to be so registered.

(b) Each of the Broker-Dealer Subsidiaries’ officers, employees and independent contractors who is required to be registered, licensed or qualified with any Governmental Entity as a registered principal, registered representative or salesperson is duly and properly registered, licensed or qualified as such and such Licenses are in full force and effect, or are in the process of being registered as such within the time periods required by applicable Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. Neither the Broker-Dealer Subsidiaries nor any respective “associated person” (within the meaning of the Exchange Act) of the Broker-Dealer Subsidiaries is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an “associated person” of a registered broker-dealer, and neither the Broker-Dealer Subsidiaries nor any respective “associated person” or the Broker-Dealer Subsidiaries is disqualified from being an “associated person” of such Broker-Dealer Subsidiary under FINRA’s bylaws or rules. There is no civil or administrative action pending or, to the Company’s Knowledge, threatened that, if resolved adversely to a Broker-Dealer Subsidiary or its respective “associated persons”, would result in such Broker-Dealer Subsidiaries or any such “associated person” from becoming subject to a statutory disqualification under the Exchange Act.

(c) Neither the Company nor its Subsidiaries nor any of their Affiliates are subject to any cease-and-desist or other order or enforcement action issued by, or are party to any written agreement, consent agreement or memorandum of understanding with, or are party to any commitment letter or similar undertaking to, or are subject to any order or directive by, or since the Applicable Date have been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted a board or manager resolution at the request or suggestion of, any regulatory authority or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, a “Regulatory Agreement”), nor has the Company, its Subsidiaries or any of their respective Affiliates been advised in writing since the Applicable Date by any regulatory authority or Governmental Entity that it is considering issuing or requesting any such Regulatory Agreement.

(d) Since the Applicable Date, each Broker-Dealer Subsidiary has timely filed all reports, registrations, declarations, notices, statements, and other filings (including FOCUS reports), together with any amendments required to be made with respect thereto, that were required to be filed with any Governmental Entity (including the SEC and FINRA), including all reports, registrations, declarations, notices, statements and filings required under the Exchange Act, except for such filings which the failure to make or to make timely would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of their respective dates, all such reports, registrations, declarations, notices, statements, and other filings complied in all material respects with the Laws enforced or promulgated by the Governmental Entity with which they were filed. Except for normal examinations conducted by an SRO in the regular course of the business of each Broker-Dealer Subsidiary, no Governmental Entity or SRO has initiated since the Applicable Date any proceeding or investigation into the business or operations of a Broker-Dealer Subsidiary, the Company, or any of their respective employees, agents, brokers or representatives. There is no unresolved violation, criticism, or exception by any SRO with respect to any report or statement relating to any examination of a Broker-Dealer Subsidiary, other than any such violations, criticisms or exceptions that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries taken as a whole.

(e) Since the Applicable Date, no Broker-Dealer Subsidiary has exceeded in any material respect the business activities enumerated in any membership agreements or other limitations imposed in connection with its registrations, forms (including Form BDs) and reports filed with FINRA or any Governmental Entity.

(f) No Broker-Dealer Subsidiary is subject to any Order prohibiting it from engaging or continuing any conduct or practice in connection with any activity or in connection with the purchase or sale of any security.

(g) The Company has provided or otherwise made available to Parent prior to the date of this Agreement a true and correct copy of each Broker-Dealer Subsidiary’s Uniform Application for Broker-Dealer Registration on Form BD, reflecting all amendments thereto filed with the Central Registration Depository of FINRA prior to the date of this Agreement (“Form BD”).

(h) The Company has provided or otherwise made available to Parent prior to the date of this Agreement true and correct copies of all examination reports with respect to any examination of the Company or any of its Subsidiaries conducted by any Governmental Entity or SRO since the Applicable Date. Any issues raised with respect to examination reports with respect to any examination of the Company or any of its Subsidiaries conducted by any Governmental Entity prior to such date have been addressed and fully and finally resolved, other than any such issues that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(i) Each Broker-Dealer Subsidiary has adopted and implemented written policies and procedures that are reasonably designed to comply with the applicable federal and state securities and commodities laws, rules and regulations including those relating to anti-money laundering, advertising, licensing, sales practices, market conduct, maintenance of net capital, supervisions, books and records, risk assessment and continuing education and the rules of any SRO having jurisdiction, and all such policies and procedures comply in all material respects with applicable Laws, and since the Applicable Date, there has not been any material violation of any such policy or procedure.

(j) None of the activities of any Broker-Dealer Subsidiary requires it to be registered as an exchange or transfer agent, a clearing agency, an alternative trading system, a government securities dealer, a commodity trading advisor or commodity pool operator.

(k) No Broker-Dealer Subsidiary is required to be registered as an investment adviser under the Investment Advisers Act of 1940, as amended;

(l) To the Knowledge of the Company, there are no facts or circumstances that, individually or in the aggregate, would reasonably be expected to (a) cause FINRA to not approve the Merger or (b) cause FINRA, the SEC or any SRO to revoke or restrict in any material respect the License of any Broker-Dealer Subsidiary to operate as a broker-dealer as a result of the consummation of the Merger.

4.19. Data Protection and Privacy.

(a) Since the Applicable Date, each of the Company and its Subsidiaries (to the extent affecting or relating to its business) has been and is in compliance in all material respects with any and all applicable Laws, contractual requirements, terms of use and privacy policies pertaining to data protection or information privacy, security, collection, use, disclosure, disposal, maintenance and transmission.

(b) Each of the Company and its Subsidiaries (to the extent affecting or relating to its business) uses commercially reasonable industry standards to protect the secrecy of data and non-public information that it (or any third Person on behalf of it) collects, stores, uses, maintains or transmits and to prevent unauthorized access to, and use or disclosure of, such data or non-public information by any other Person. Since the Applicable Date, neither the Company, any Subsidiary, or to the Company’s Knowledge, any third Person working on behalf of any of them, has had any material incident of unauthorized (a) access, (b) disclosure, (c) use, (d) destruction or (e) loss of any data or non-public information that any of the Company or its Subsidiaries (or a third Person on behalf of any of them) collects, stores, uses, maintains or transmits.

4.20. Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed Berkshire Capital Securities LLC as its financial advisor. The Company has provided or otherwise made available to Parent, prior to the date of this Agreement, true, complete and correct copies of all Contracts pursuant to which Berkshire Capital Securities LLC is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

4.21. Indebtedness.

(a) As of the date of this Agreement, the Company and the Company’s Subsidiaries have no Indebtedness (other than intercompany Indebtedness or Indebtedness entered into in connection with the investment banking or capital market businesses of the Company in the ordinary course of business and other than under clauses (i) or (ii) of Section 4.21(b)).

(b) For purposes of this Agreement, “Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination) or (viii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

4.22. Reorganization. The Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23. No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by the Company in this Article IV or in any certificate delivered by the Company to Parent or Merger Sub, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and the Company expressly disclaims any such other representations or warranties. None of the Company nor any of its Affiliates or Representatives has relied on and none are relying on any representations or warranties regarding Parent, Merger Sub or any of their respective Affiliates or Representatives, other than the written representations and warranties expressly set forth in Article V.

ARTICLE V

Representations and Warranties of Parent and Merger Sub

Except as (i) set forth in the Parent Reports filed with or furnished to the SEC (including the exhibits and other information incorporated therein) after January 1, 2014 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub hereby represent and warrant to the Company that:

5.1. Organization, Good Standing and Qualification.

(a) Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or good standing, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or good standing, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement. Parent has provided or otherwise made available to the Company prior to the date of this Agreement true, complete and correct copies of Parent’s certificate of incorporation and bylaws and Merger Sub’s certificate of formation and limited liability company agreement, each as amended to the date of this Agreement, and true, complete and correct copies of its Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as made available to the Company is in full force and effect.

(b) As used in this Agreement the term:

(i) “Parent Material Adverse Effect” means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, liabilities, business or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall be deemed to constitute a Parent Material Adverse Effect:

(A) effects resulting from the worsening of geopolitical conditions or changes in the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States or any jurisdiction in which Parent or any of its Subsidiaries operate or in which any of Parent’s or any of its Subsidiaries products or services are sold;

(B) changes that are the result of factors generally affecting the industries in which Parent and its Subsidiaries operate, including changes in Law affecting such industries;

(C) any loss of, or adverse change in, the relationship of Parent or any of its Subsidiaries, contractual or otherwise, with Governmental Entities, SROs, customers, clearing brokers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, independent contractors, business associates or similar relationship that were primarily the result of the entry into, announcement, pendency or performance of the transactions contemplated by this Agreement;

(D) changes in GAAP or in any Law of general applicability after the date of this Agreement;

(E) any failure by Parent to meet any financial projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect;

(F) a decline in the market price or change in trading volume of the shares of Parent Common Stock on NASDAQ; provided that the exception in this clause (F) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such decline has resulted in, or contributed to, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect;

(G) any acts of terrorism, sabotage or wars, acts of God, natural disasters, weather conditions or other calamities; or

(H) any action taken by Parent that Parent was required to take pursuant to the terms of this Agreement;

provided further that, with respect to clauses (A), (B), (D) and (G), such change, event, occurrence or effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred if it disproportionately adversely affects Parent and its Subsidiaries compared to other companies of similar size operating in the industries in which Parent and its Subsidiaries operate but only to the extent of such disproportionate effect.

5.2. Capital Structure of Parent and Merger Sub.

(a) The authorized capital stock of Parent consists of 40,000,000 shares of Parent Common Stock, of which 19,307,008 shares were outstanding as of the close of business on February 15, 2017 and 1,000,000 shares of preferred stock par value $0.0001 per share, none of which were outstanding as of the date of this Agreement. All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Parent has no shares of Parent Common Stock or other shares of its capital stock reserved for issuance, except that, as of February 15, 2017, there were 2,247,923 shares of Parent Common Stock reserved for issuance pursuant to Parent’s Amended and Restated 2009 Stock Incentive Plan and 727,573 shares of Parent Common Stock subject to outstanding Parent restricted stock units. Each of the outstanding shares of capital stock or other securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any Encumbrance. Except to the extent set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. The membership interests of Merger Sub are (i) authorized, (ii) validly issued and there is no obligation to make further payments in respect of the membership interests solely by reason of their ownership and (iii) owned by a direct, wholly-owned limited liability company Subsidiary of Parent that is disregarded from Parent for U.S. federal income tax purposes, free and clear of any Encumbrance. All of the membership interests of Merger Sub will be owned by a direct, wholly-owned limited liability company Subsidiary of Parent that is disregarded from Parent for U.S. federal income tax purposes at the Effective Time. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(b) Except for the Parent Voting Agreements, there are not voting trusts or other agreements or understanding to which Parent or its Subsidiaries is a party or otherwise to Parent’s Knowledge with respect to the voting of any capital stock of Parent or any of its Subsidiaries.

(c) Section 5.2(c) of the Parent Disclosure Letter sets forth (x) each of Parent’s Subsidiaries and the ownership interest of Parent in each such Subsidiary and (y) Parent’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by Parent or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. Parent does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the HSR Act.

5.3. Corporate Authority; Approval.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to the approval of the issuance of shares of Parent Common Stock pursuant to this Agreement by the affirmative vote of a majority of the outstanding shares of Parent Common Stock present in person or represented by proxy and entitled to vote on such matter at a stockholders’ meeting (“Parent Stockholders Meeting”) duly called and held for such purpose (the “Requisite Parent Vote”). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Parent Board has (A) unanimously determined that the Merger is fair to, and in the best interests of, Parent and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement and resolved to recommend the issuance of shares of Parent Common Stock required to be issued pursuant to Article II of this Agreement to the holders of shares of Parent Common Stock and (B) directed that this Agreement be submitted to the holders of shares of Parent Common Stock in connection therewith.

(c) Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock required to be issued by it pursuant to Article IV of this Agreement. The shares of Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The shares of Parent Common Stock, when issued, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.

5.4. Governmental Filings; No Violations; Certain Contracts, Etc.

(a) Other than (A) the filing of the Articles of Merger and the Certificate of Merger pursuant to Section 1.3, (B) the filing with the SEC of (x) the Joint Proxy/Prospectus in preliminary and definitive form relating to the Parent Stockholder Meeting as part of the Registration Statement (and the declaration of its effectiveness) and (y) such other reports and filings under, and compliance with, the Securities Act and Exchange

Act as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filings under, and compliance with, the rules and regulations of the NASDAQ as may be required in connection with this Agreement and the transactions contemplated hereby, (D) such filings and approvals as may be required by any Takeover Statutes, (E) any filing required under the HSR Act and (F) the filing with and approval by FINRA of each Broker-Dealer Subsidiary’s Continuing Membership Application, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent, the certificate of formation or the limited liability company agreement of Merger Sub, or the comparable governing documents of any of Parent’s Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.4(a), under any Law to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

5.5. Parent Reports; Financial Statements; Internal Controls.

(a) Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of Parent.

(c) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements.

(d) Parent has identified and disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from employees of Parent regarding questionable accounting or auditing matters, have been received by Parent. Parent has provided or otherwise made available to the Company prior to the date of this Agreement a summary of all material complaints or concerns relating to other matters made since the Applicable Date through Parent’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee (or other committee designated for the purpose) of the Parent Board or the Parent Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Parent policy contemplating such reporting, including in instances not required by those rules.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, in all material respects, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income, statements of equity and cash flows included in or incorporated by reference into Parent Reports (including any related notes and schedules) fairly presents, in all material respects, or in the case of Parent Reports filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, such companies for the periods set forth therein (subject, in the case of unaudited statements, to the notes thereto and normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

5.6. Absence of Certain Changes. Since December 31, 2015, except for the transactions contemplated by this Agreement, Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices and there has not been:

(a) any change with respect to any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2015), that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect;

(b) any material change in any method of accounting or accounting practices by Parent or any of its Subsidiaries; or

(c) any agreement to do any of the foregoing.

5.7. Litigation and Liabilities.

(a) There are no material civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries.

(b) Except for obligations and liabilities (i) reflected or reserved against in Parent’s consolidated balance sheets (and the notes thereto) included in the Parent Reports filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since December 31, 2015, (iii) incurred in connection with this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on Parent or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License), there are no obligations or liabilities of Parent or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that, would reasonably be expected to result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity.

5.8. Compliance with Laws; Licenses.

(a) The businesses of each of Parent and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(b) No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries or any of their employees or independent contractors is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the Knowledge of Parent, no material change is required in Parent’s or any of its Subsidiaries’ processes or properties or procedures or policies in connection with any such Laws, and Parent has not received any notice or communication of any material noncompliance with any such Laws (including with respect to its employees or independent contractors) that has not been cured as of the date of this Agreement.

(c) Parent and each of its Subsidiaries and each of their employees or independent contractors have obtained and are in compliance in all material respects with all Licenses necessary to conduct their respective businesses as presently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no Licenses shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement.

5.9. Broker-Dealer Matters.

(a) B. Riley & Co., LLC (the “Parent Broker-Dealer Subsidiary”) is, and has been at all times since the Applicable Date, registered under the Exchange Act as a broker-dealer with the SEC and is, and has been since the Applicable Date, in compliance in all material aspects with the applicable provisions of the Exchange Act and the rules promulgated thereunder applicable to broker-dealers. Parent Broker-Dealer Subsidiary is, and has been at all times since the Applicable Date, a member organization in good standing of FINRA and each other SRO of which it at any time was required to be a member, and is, and has been at all times since the Applicable Date, in compliance in all material respects with all applicable rules and regulations of FINRA and any other applicable SRO, as well as with the terms of its membership agreement with FINRA and any applicable SRO, including all net capital requirements and protection of investment funds and securities. Parent has provided or otherwise made available to the Company prior to the date of this Agreement a current version of the Parent Broker-Dealer Subsidiary’s membership agreement with FINRA and any other SRO, and neither FINRA nor any such SRO has notified Parent or the Parent Broker-Dealer Subsidiary since the Applicable Date of any intent to terminate or modify such membership agreement. Parent Broker-Dealer Subsidiary is duly registered as a broker-dealer under, and in compliance with, the Laws of all jurisdictions in which it is required to be so registered.

(b) Parent Broker-Dealer Subsidiary’s officers, employees and independent contractors who are required to be registered, licensed or qualified with any Governmental Entity as a registered principal, registered representative or salesperson are duly and properly registered, licensed or qualified as such and such Licenses are in full force and effect, or are in the process of being registered as such within the time periods required by applicable Law, except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries taken as a whole. Neither the Parent Broker-Dealer Subsidiary nor any respective “associated person” (within the meaning of the Exchange Act) of the Parent Broker-Dealer Subsidiary is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an “associated person” of a registered broker-dealer, and neither the Parent Broker-Dealer Subsidiary nor any respective “associated person” or the Parent Broker-Dealer Subsidiary is disqualified from being an “associated person” of such Parent Broker-Dealer Subsidiary under FINRA’s bylaws or rules. There is no civil or administrative action pending or, to Parent’s Knowledge, threatened that, if resolved adversely to the Parent Broker-Dealer Subsidiary or its respective “associated persons”, would result in such Broker-Dealer Subsidiaries or any such “associated person” from becoming subject to a statutory disqualification under the Exchange Act.

(c) Neither Parent nor its Subsidiaries nor any of their Affiliates are subject to any cease-and-desist or other order or enforcement action issued by, or are party to any Regulatory Agreement, nor has Parent, its Subsidiaries or any of their respective Affiliates been advised in writing since the Applicable Date by any regulatory authority or Governmental Entity that it is considering issuing or requesting any such Regulatory Agreement.

(d) Since the Applicable Date, the Parent Broker-Dealer Subsidiary has timely filed all reports, registrations, declarations, notices, statements, and other filings (including FOCUS reports), together with any amendments required to be made with respect thereto, that were required to be filed with any Governmental Entity (including the SEC and FINRA), including all reports, registrations, declarations, notices, statements and filings required under the Exchange Act, except for such filings which the failure to make or to make timely would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of their respective dates, all such reports, registrations, declarations, notices, statements, and other filings complied in all material respects with the Laws enforced or promulgated by the Governmental Entity with which they were filed. Except for normal examinations conducted by an SRO in the regular course of the business of the Parent Broker-Dealer Subsidiary, no Governmental Entity or SRO has initiated since the Applicable Date any proceeding or investigation into the business or operations of the Parent Broker-Dealer Subsidiary, Parent, or any of their respective employees, agents, brokers or representatives. There is no unresolved violation, criticism, or exception by any SRO with respect to any report or statement relating to any examination of the Parent Broker-Dealer Subsidiary, other than any such violations, criticisms or exceptions that would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Subsidiaries taken as a whole.

(e) Since the Applicable Date, the Parent Broker-Dealer Subsidiary has not exceeded in any material respect the business activities enumerated in any membership agreements or other limitations imposed in connection with its registrations, forms (including Form BDs) and reports filed with FINRA or any Governmental Entity.

(f) The Parent Broker-Dealer Subsidiary is not subject to any Order prohibiting it from engaging or continuing any conduct or practice in connection with any activity or in connection with the purchase or sale of any security.

(g) Parent has provided or otherwise made available to the Company prior to the date of this Agreement a true and correct copy of the Parent Broker-Dealer Subsidiary’s Form BD.

(h) Parent has provided or otherwise made available to the Company prior to the date of this Agreement true and correct copies of all examination reports with respect to any examination of Parent or any of its Subsidiaries conducted by any Governmental Entity or SRO since the Applicable Date. Any issues raised with respect to examination reports with respect to any examination of Parent or any of its Subsidiaries conducted by any Governmental Entity prior to such date have been addressed and fully and finally resolved, other than any such issues that would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries taken as a whole.

(i) The Parent Broker-Dealer Subsidiary has adopted and implemented written policies and procedures that are reasonably designed to comply with the applicable federal and state securities and commodities laws, rules and regulations including those relating to anti-money laundering, advertising, licensing, sales practices, market conduct, maintenance of net capital, supervisions, books and records, risk assessment and continuing education and the rules of any SRO having jurisdiction, and all such policies and procedures comply in all material respects with applicable Laws, and since the Applicable Date, there has not been any material violation of any such policy or procedure.

(j) None of the activities of the Parent Broker-Dealer Subsidiary requires it to be registered as an exchange or transfer agent, a clearing agency, an alternative trading system, a government securities dealer, a commodity trading advisor or commodity pool operator.

(k) The Parent Broker-Dealer Subsidiary is not required to be registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

(l) To the Knowledge of Parent, there are no facts or circumstances that, individually or in the aggregate, would reasonably be expected to (a) cause FINRA to not approve the Merger or (b) cause FINRA, the SEC or any SRO to revoke or restrict in any material respect the License of the Parent Broker-Dealer Subsidiary to operate as a broker-dealer as a result of the consummation of the Merger.

5.10. Takeover Statutes. No Takeover Statute or any anti-takeover provision in Parent’s certificate of incorporation or bylaws or Merger Sub’s certificate of formation or limited liability company agreement is applicable to Parent, Merger Sub, the shares of Parent Common Stock, the Merger or the other transactions contemplated by this Agreement.

5.11. Brokers and Finders. Neither Parent, Merger Sub nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated by this Agreement.

5.12. Reorganization. Neither Parent nor any of its Affiliates have taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.13. No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by Parent or Merger Sub in this Article V or in any certificate delivered by the Parent or Merger Sub to the Company, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and Parent hereby expressly disclaims any such other representations or warranties. None of Parent, Merger Sub nor any of their respective Affiliates or Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Affiliates or Representatives, other than the written representations and warranties expressly set forth in Article IV.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) Except as otherwise expressly (A) required by this Agreement, (B) required by applicable Law, (C) approved in writing by Parent or (D) set forth on Section 6.1(a) of the Company Disclosure Letter, the Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed)), the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, SROs, customers, clearing brokers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, independent contractors and business associates and keep available the services of its and its Subsidiaries’ present officers, employees, independent contractors and agents, except as required by applicable Laws. Without limiting the generality of and in furtherance of the foregoing, after the date of this Agreement and prior to the Effective Time, except as otherwise expressly (A) required by this Agreement, (B) required by applicable Law, (C) approved in writing (such approval not to be unreasonably withheld, conditioned or delayed) by Parent or (D) set forth on Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its articles of incorporation or bylaws or comparable governing documents;

(ii) merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire assets outside of the ordinary course of business from any other Person in any transaction or series of related transactions, other than (A) acquisitions pursuant to and in accordance with the terms of Contracts in effect as of the date of this Agreement, true, correct and complete copies of which have been provided or otherwise made available to Parent prior to the date of this Agreement or (B) underwritten transactions and/or transactions effected pursuant to Rule 144A of the Securities Act which are not in excess of $20,000,000 in the aggregate;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or that of any of its Subsidiaries (other than (A) the Company Voting Agreements or (B) the issuance of shares (i) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries, (ii) in respect of Company Equity Awards outstanding as of the date of this Agreement or permitted to be granted under this Section 6.1(a) following the date of this Agreement, in each case, in accordance with their terms and, as applicable, the Stock Plan as in effect on the date of this Agreement, or (iii) pursuant to the Investor Option), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Encumbrance on any of its assets or any of its Subsidiaries assets except in the ordinary course of business;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its wholly owned Subsidiaries) except in connection with securities lending in the ordinary course of business or capital markets transactions in the ordinary course of business and not in excess of $2,500,000;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (i) dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary or (ii) the Pre-Closing Dividend);

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) except in connection with securities lending in the ordinary course of business or capital markets transactions in the ordinary course of business and not in excess of $2,500,000;

(x) except to the extent specifically provided by, and consistent with the line items set forth in, the Company’s capital budget set forth in Section 6.1(a)(x) of the Company Disclosure Letter, make or authorize any payment of, or accrual or commitment for, capital expenditures;

(xi) other than in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Company Material Contract had it been entered into prior to this Agreement or amend, modify, supplement, waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Company Material Contract, other than expirations of any such Contract in the ordinary course of business in accordance with the terms of such Contract, or cancel, modify or waive any debts or claims held by it or waive any rights except in the ordinary course of business; provided that for the purpose of this Section 6.1(a)(xi) the thresholds in Section 4.16(a)(vi) shall be deemed to refer to $200,000 and $400,000, respectively;

(xii) settle any action, suit, claim, hearing, arbitration, investigation or other proceedings (except in the ordinary course of business or for money damages not to exceed $500,000 in the aggregate) or on a basis that would result in the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any Governmental Entity or SRO that would restrict the future activity or conduct of the Company or any of its Subsidiaries or a finding or admission of a violation of Law or violation of the rights of any Person or that is brought by any current, former or purported holders of any capital stock or debt securities of the Company or any of its Subsidiaries relating to the Merger or the other transactions contemplated by this Agreement;

(xiii) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP;

(xiv) take any action that would result in a material diminution for the net capital of a Broker-Dealer Subsidiary not in the ordinary course of business consistent with past practice or a failure to comply with the net capital requirements of the SEC, FINRA and any SRO applicable to any Broker-Dealer Subsidiary, except, for the avoidance of doubt, the payment of the Pre-Closing Dividend;

(xv) fail to duly and timely file all material reports and other material documents required to be filed with FINRA, the SEC or any other Governmental Entity or SRO, subject to extensions permitted by Law or applicable rules and regulations;

(xvi) fail to maintain in full force and effect all Insurance Policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xvii) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of Taxes, take any action which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of Parent or its Affiliates;

(xviii) transfer, sell, lease, assign, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance upon, any assets, product lines or businesses material to it or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business and sales of obsolete assets, other than pursuant to Company Material Contracts as in effect prior to the date of this Agreement true, correct and complete copies of which have been made available to Parent;

(xix) sell, assign or otherwise transfer any Intellectual Property Rights to any Person, (B) grant any license, covenant not to sue, release, waiver or other right under any Intellectual Property Rights to any Person, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice, or (C) cancel, abandon or allow to lapse or expire any material Intellectual Property Rights;

(xx) except as required by applicable Law or pursuant to the terms of any Plan in effect as of the date hereof, (A) increase the cash compensation or benefits payable or to become payable to its directors, officers, employees or individual independent contractors, except, for employees who are not executive officers for purposes of Section 16 of the Exchange Act, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 6% individually or 3% in the aggregate, (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Company Subsidiary, (C) take any action to amend or waive any vesting criteria or accelerate vesting, exercisability or funding under any Plan or award granted thereunder, (D) become a party to, establish, adopt, materially amend, commence participation in or terminate any Plan or any arrangement that would have been a Plan had it been entered into prior to this Agreement, (E) grant any new awards, or amend or modify the terms of any outstanding awards, under any Plan, (F) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any Company Employee, (G) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $200,000 individually or $1,000,000 in the aggregate or (H) terminate the employment of any executive officer other than for cause;

(xxi) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xxii) change in any material respect the cash management practices, policies or procedures of the Company or any of its Subsidiaries with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, payment of accounts payable, purchases, prepayment of expenses or deferral of revenue, from the Company’s and its Subsidiaries’ practices, policies and procedures with respect thereto in the ordinary course of business consistent with past practice, including (i) taking (or omitting to take) any action that would have the effect of accelerating revenues, accelerating cash receipts or accelerating the collection of accounts receivable to pre-Closing periods that would otherwise be expected to take place or be incurred in post-Closing periods, or (ii) taking (or omitting to take) any action that would have the effect of delaying or postponing the payment of any accounts payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods;

(xxiii) take any action or omit to take any action that is intended to or would reasonably be likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xxiv) agree, authorize or commit to do any of the foregoing.

(b) Parent covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless the Company shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed)), except as otherwise expressly (A) required by this Agreement, (B) required by applicable Law or (C) set forth on Section 6.1(b) of the Parent Disclosure Letter, Parent will not, and will not permit its Subsidiaries to:

(i) adopt or propose any change in Parent’s certificate of incorporation or bylaws in any manner that would prohibit the Merger or the consummation of the other transactions contemplated by this Agreement or would reasonably be expected to have a material and adverse impact on the value of the Parent Common Stock that disproportionately affects the holders of Company Common Stock;

(ii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary or for quarterly dividends on Parent Common Stock not in excess of 25% of Parent’s adjusted EBITDA as to any given quarter calculated in a manner consistent with Parent’s historical practices);

(iii) to the extent such action would prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger, make any repurchase or other acquisition of any outstanding shares of Parent Common Stock (other than repurchases or other acquisitions of Parent Common Stock in open market transactions at market prices or in connection with an accelerated share repurchase transaction or similar transaction on customary terms);

(iv) split, combine, reduce or reclassify any of its issued or unissued shares of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of its capital stock in any manner that would reasonably be expected to have a material and adverse impact on the value of the Parent Common Stock;

(v) take any action or omit to take any action that is intended to or would reasonably be likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(vi) merge or consolidate Merger Sub with any other Person (other than the Company);

(vii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any membership interests of Merger Sub, or securities convertible or exchangeable into or exercisable for any such membership interests, or any options, warrants or other rights of any kind to acquire any membership interests or such convertible or exchangeable securities; or

(viii) agree, authorize or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time. Prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or the Company shall be required with respect to any matter set forth in this Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of legal counsel, violate applicable Antitrust Laws. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to require compliance by any party hereto if such compliance would result in the violation of any rule, regulation or policy of any Governmental Antitrust Entity or applicable Law.

6.2. Acquisition Proposals; Change of Recommendation.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the

Effective Time, except as expressly permitted by this Section 6.2, the Company shall not, and none of its Subsidiaries nor any of the directors, officers and employees of it or its Subsidiaries shall, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (other than discussions solely to clarify such proposal or offer);

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions);

(iii) provide any information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote is obtained in response to an unsolicited, bona fide written Acquisition Proposal, the Company may:

(i) provide information in response to a request therefor (including non-public information regarding the Company or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Parent prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive to the other party than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal to the extent such Acquisition Proposal is made directly to the Company); provided, however, that if the Person making such Acquisition Proposal is a competitor of the Company, the Company shall not provide any commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 6.2(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

(ii) participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its independent financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) such action is reasonably necessary in order for the directors to comply with their fiduciary duties under applicable Law.

(c) The Company shall promptly (and, in any event, within 24 hours) give notice to Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

(d) Definitions. For purposes of this Agreement:

(i) “Acquisition Proposal” means (A) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (B) any acquisition by any Person or group resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or any of its Subsidiaries, or 15% or more of the consolidated net revenues, net income or total assets (it being understood that assets include, without limitation, equity securities of Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made after the date of this Agreement that would result in a Person or group becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company or more than 50% of the consolidated net revenues, net income or total assets (including, without limitation, equity securities of its Subsidiaries), of the Company that the Company Board has determined in good faith, after consultation with outside legal counsel and its independent financial advisor taking into account all legal, financial, financing and regulatory aspects of the proposal, the identity of the Person(s) making the proposal and the likelihood of the proposal being consummated in accordance with its terms, that, if consummated, would result in a transaction (A) more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement, (B) is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements and (C) for which financing, if a cash transaction (in whole or in part) is fully committed (after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 6.2(f) of this Agreement).

(e) Except as permitted by Section 6.2(f) and Section 6.2(g), the Company Board, including any committee thereof agrees it shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation with respect to the Merger in a manner adverse to Parent;

(ii) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) providing for any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (i) and (ii), a “Change of Recommendation”); or

(iii) cause or permit the Company to enter into an Alternative Acquisition Agreement.

(f) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained the Company Board may effect a Change of Recommendation in connection with an Acquisition Proposal made after the date of this Agreement that did not arise from or in connection with a material breach of the obligations set forth in this Section 6.2, if (i) an unsolicited, bona fide written offer is made to the Company and is not withdrawn and (ii) the Company Board determines in good faith, after consultation with outside counsel and its independent financial advisor, that (A) such offer constitutes a Superior Proposal and (B) such action is reasonably necessary in order for the directors to comply with their fiduciary duties under applicable Law; provided, however, that a Change of Recommendation in response to a Superior Proposal may not be made unless and until the Company has given Parent written notice of such action four Business Days in advance, such notice to comply in form, substance and delivery with the provisions of Section 6.2(c) and Section 9.6 of this Agreement, setting forth in writing that management of the Company intends to recommend to the Company Board that it take such action. After giving such notice and prior to effecting such Change of Recommendation in connection with a Superior Proposal, the Company shall negotiate in good faith with Parent

(to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board not to effect a Change of Recommendation in connection with a Superior Proposal. At the end of the four Business Day period, prior to taking action to effect a Change of Recommendation in response to a Superior Proposal, the Company shall take into account any changes to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and shall have determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing were to be given effect. Any modification to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 6.2(c) and this Section 6.2(f) except that the advance written notice obligation set forth in this Section 6.2(f) shall be reduced to three Business Days.

(g) Nothing contained in this Section 6.2 shall prohibit the Company from complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(f); it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation.

(h) The Company shall, and shall cause its respective Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly deliver a written notice to each such Person providing only that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal and informing such Persons of the obligations undertaken in this Section 6.2, which notice shall also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries. The Company will promptly terminate all physical and electronic data access previously granted to such Persons.

(i) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the Company Board determines in good faith, after consultation with its outside legal counsel, that such action is reasonably necessary in order for directors to comply with their fiduciary duties under applicable Law.

6.3. Joint Proxy/Prospectus Filing; Information Supplied.

(a) Parent and the Company shall promptly prepare and file with the SEC the Joint Proxy/Prospectus, and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 (which Registration Statement shall include the joint proxy statement and prospectus (“Joint Proxy/Prospectus”) constituting a part thereof) (the “Registration Statement”) as promptly as practicable. Parent and the Company each shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement, and to promptly thereafter mail the Joint Proxy/Prospectus (including the Registration Statement) to the respective shareholders of each of the Company and Parent.

(b) Each of the Company and Parent shall promptly notify the other of the receipt of all comments (whether written or oral) from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Joint Proxy/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it and/or any of its Representatives and the SEC with respect to the Registration Statement or Joint Proxy/Prospectus.

(c) Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Joint Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the meetings of shareholders of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the Joint Proxy/Prospectus and Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

(d) Each of Parent and the Company will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Joint Proxy/Prospectus, the Registration Statement and other documents related to the Company Shareholders Meeting or the Parent Stockholders Meeting, prior to filing such documents with the applicable Governmental Entity and mailing such documents to Parent and the Company’s shareholders. Each party will include in the Joint Proxy/Prospectus, the Registration Statement and such other documents related to the Company Shareholders Meeting or the Parent Stockholders Meeting all comments reasonably and promptly proposed by the other party or its legal counsel and each agrees that all information relating to Parent and its Subsidiaries included in the Joint Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Joint Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably.

6.4. Stockholders Meetings.

(a) The Company will take, in accordance with applicable Law and its articles of incorporation and bylaws, all action necessary to convene the Company Shareholders Meeting as promptly as practicable after the Registration Statement is declared effective to consider and vote upon the approval of this Agreement and to cause such vote to be taken, and shall not postpone, recess or adjourn such meeting except to the extent required by Law or, if as of the time for which the Company Shareholders Meeting is then scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to approve this Agreement or to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting. Parent will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene the Parent Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective to consider and vote upon the approval of the issuance of shares of Parent Common Stock in the Merger and to cause such vote to be taken, and shall not postpone, recess or adjourn such meeting except to the extent required by Law or, if as of the time for which the Parent Stockholders Meeting is then scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) and voting to approve this Agreement or to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting. Subject to Section 6.2 of this Agreement the Company Board and the Parent Board shall recommend such adoption or approvals, as the case may be, and shall take all lawful action to solicit such adoption or approvals.

(b) Notwithstanding anything in this Agreement to the contrary, in the event that after the date of this Agreement, the Company Board makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of Company Common Stock to obtain the Requisite Company Vote at the Company Shareholders Meeting or at any adjournment, recess or postponement thereof, unless this Agreement has been terminated in accordance with Section 8.1.

(c) The Company and Parent shall cooperate to schedule and convene such shareholders meetings on the same date. The Company and Parent each agrees to provide the other reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports).

(d) Notwithstanding the foregoing, if, on a date that is two Business Days prior to the date the Company Shareholders Meeting or the Parent Stockholders Meeting, as applicable is scheduled, (A) the Company or Parent, as applicable, has not received proxies representing the Requisite Company Vote or the Requisite Parent Vote, as applicable, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Joint Proxy/Prospectus is required to be delivered, the Company may, or if Parent so requests shall, or Parent may, or if the Company so requests shall, postpone, recess or adjourn, or make one or more successive postponements, recesses or adjournments of, the Company Shareholders Meeting or the Parent Stockholders Meeting, as applicable as long as the date of the Company Shareholders Meeting or the Parent Stockholders Meeting, as applicable is not postponed or adjourned more than ten calendar days in connection with any one postponement, recess or adjournment or more than an aggregate of twenty calendar days in reliance on this Section 6.4(d) (but prior to the date that is five Business Days prior to the Outside Date).

6.5. Cooperation; Efforts to Consummate.

(a) Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by (i) each party filing no later than 10 Business Days after the date of this Agreement the notification and report form required under the HSR Act, and requesting early termination of the waiting period thereof with respect to the Merger and (ii) the Company causing to be filed no later than 10 Business Days after the date of this Agreement the Broker-Dealer Subsidiaries’ Continuing Membership Application with FINRA pursuant to FINRA’s NASD Rule 1017 in connection with the Merger and the other transactions contemplated hereby) and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity and/or any SRO in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including using their reasonable best efforts to agree to any requirements or remedies imposed by any applicable Governmental Entity. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Merger and the other transactions contemplated by this Agreement, other than filing, recordation or similar fees.

(b) Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Joint Proxy/Prospectus). Neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Merger and the other transactions contemplated by this Agreement without the prior written consent of Parent (which, subject to this Section 6.5, may be withheld in Parent’s sole discretion). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as reasonably practicable.

(c) Without limiting the generality of the undertakings pursuant to this Section 6.5, but subject to the terms and conditions set forth in this Agreement, including Section 6.5(c)(i), each of the Company (in the case of clauses (i) below) and Parent (in the case of clauses (i) and (ii) below) agree to take or cause to be taken the following actions:

(i) the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (such Laws, “Antitrust Laws”, and any such Governmental Entity, a “Governmental Antitrust Entity”) of non-privileged information and documents requested by any Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;

(ii) the prompt use of its reasonable best efforts to take all reasonably necessary, proper or advisable steps to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Merger or the other transactions contemplated by this Agreement.

(d) Notwithstanding anything to the contrary contained in this Agreement neither this Section 6.5 nor the “reasonable best efforts” standard shall require, or be construed to require Parent or the Company or any of their respective Subsidiaries or other Affiliates, in order to obtain any consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity and/or any SRO in order to consummate the Merger or any of the other transactions contemplated by this Agreement or otherwise, to agree to, and neither the Company nor any of its Subsidiaries or Affiliates shall agree to without Parent’s prior written consent, any conditions, remedies or requirements that, individually or in the aggregate, would reasonably be expected to materially and adversely limit or restrict the Company’s business as currently conducted or as currently contemplated to be conducted following the Merger (a “Burdensome Condition”); provided, however, that Parent can compel the Company to take any of the actions referred to above (or agree to take such actions) if such actions are only effective after the Effective Time.

6.6. Status; Notifications. Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent each shall give prompt notice to the other of any change, fact or condition that has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or of any failure of any condition to the other party’s obligations to effect the Merger.

6.7. Information; Access and Reports.

(a) Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by the other party, afford the other’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of such party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested.

(b) The foregoing provisions of this Section 6.7 shall not require and shall not be construed to require either the Company or Parent to permit any access to any of its officers, employees, agents, contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Parent, and in the reasonable judgment of such party’s outside legal counsel would (i) result in the disclosure of any Trade Secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement if the Company or Parent, as applicable, shall have used reasonable best efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure (ii) result in a violation of applicable Laws, including any fiduciary duty, (iii) waive the protection of any attorney-client privilege or (iv) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of liability. In the event that Parent or the Company objects to any request submitted pursuant to and in accordance with this Section 6.7 and withholds information on the basis of the foregoing clauses (i) through (iv), the Company or the Parent, as applicable, shall inform the other party as to the general nature of what is being withheld and the Company and Parent shall cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. All requests for information made pursuant to this Section 6.7 shall be directed to the executive officer or other Person designated by the Company or Parent, as the case may be. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c) To the extent that any of the information or material furnished pursuant to this Section 6.7 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

6.8. Stock Exchange and Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Company of the shares of Company Common Stock from the NASDAQ and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

6.9. Publicity. The initial press release with respect to the Merger and the other transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other party, prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity and/or any SRO (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of NASDAQ, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law or (iii) with respect to any of the matters contemplated by Section 6.2. Each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent.

6.10. Employee Benefits.

(a) Parent shall cause the Surviving Company to provide each Company Employee who continues to be employed by Parent or its Subsidiaries (including the Surviving Company and its Subsidiaries) immediately following the Effective Time for so long as such employee is employed following the Effective Time (collectively, the “Continuing Employees”), for the periods specified in each of clauses (i) through (iii), with (i) during the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by the Company or any of its Subsidiaries to such Company Employee immediately prior to the Effective Time, (ii) incentive compensation opportunities that are (A) with respect to the calendar year in which the Effective Time occurs, no less favorable than the incentive compensation opportunities provided by the Company or any of its Subsidiaries to such Company Employee immediately prior to the Effective Time, and (B) with respect to the calendar year commencing immediately following the calendar year in which the Effective Time occurs, no less favorable than the incentive compensation opportunities provided by Parent to similarly situated employees of Parent or any of its Subsidiaries, and (iii) other compensation and employee benefits that are (A) for the calendar year in which the Effective Time occurs, pursuant to the terms of the Plans as in effect immediately prior to the Effective Time (except for any amendments thereto that are required by applicable law and other than if the Company 401(k) Plan is terminated, in which case, participation in the Parent 401(k) Plan shall be immediately available, as contemplated by Section 6.10(c)) and (B) for the calendar year commencing immediately following the calendar year in which the Effective Time occurs, no less favorable than the other compensation and employee benefits that are provided to similarly situated employees of Parent. In addition, Parent and the Company agree to take the actions set forth in Section 6.10(a) of the Company Disclosure Letter and the Company agrees to take the actions set forth in Item 13 of Section 6.1(a) of the Company Disclosure Letter.

(b) From and after the Effective Time, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement of Parent, the Surviving Company or any of their respective Subsidiaries (each, a “Parent Benefit Plan”), Parent shall cause each Continuing Employee to receive service credit for service to the same extent such service credit was granted under a comparable Plan immediately prior to the Effective Time. Parent shall (i) waive all limitations as to preexisting conditions exclusions, actively at work requirements, waiting periods and insurability requirements with respect to participation and coverage requirements applicable to the Continuing Employees (and any dependents or beneficiaries thereof) under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under a corresponding welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time, and (ii) cause any co-payments, deductibles and other out-of-pocket expenses incurred by a Continuing Employee during the plan year that includes the Effective Time to be credited for purposes of satisfying all deductible, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Parent Benefit Plan, as if such amounts had been paid in accordance with such plan.

(c) Prior to the Effective Time, if requested by Parent in writing at least thirty (30) days prior to the Closing Date, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to (and subject to the occurrence of) the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be subject to review by Parent) not later than the five calendar days preceding the Effective Time. If Parent requests the Company to terminate the Company 401(k) Plan as described above, prior to the Effective Time and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to (x) permit each Continuing Employee who was a participant in the Company 401(k) Plan to participate in the Parent 401(k) Plan effective as of the Effective Time, and (y) permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, shares of Parent Common Stock, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(d) Any broad-based written communications to the employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are addressed in this Agreement or are related to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of the other party, and the party seeking to distribute any such communication shall give reasonable and good faith consideration to any comments made by the other party that are timely provided.

(e) Nothing contained in this Agreement is intended to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Company to terminate, any Continuing Employee for any reason, (ii) be treated as an amendment of any particular Plan or Parent Benefit Plan, or (iii) require Parent or the Surviving Company to continue any Plan or prevent the amendment, modification or termination thereof after the Effective Time. Without limiting Section 9.8, the provisions of this Section 6.10(e) are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section  6.10(e) shall create such rights in any such Persons.

6.11. Taxation. Neither Parent nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

6.12. Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and the other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the party incurring such expense.

6.13. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent agrees that it will indemnify and hold harmless, to the extent provided pursuant to the Company’s articles of incorporation as of the date of this Agreement, each present and former director, officer and employee of the Company or any of its Subsidiaries (collectively, in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or employee of the Company or its Subsidiaries or services performed by such Persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification. Parent shall not be required to indemnify any Indemnified Party pursuant hereto if it shall be determined that the Indemnified Party acted in bad faith and not in a manner such party believed to be in or not opposed to the best interests of the Company.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall as of the Effective Time obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case providing for coverage that serves to reimburse the present and former director, officers and employees of the Company with respect to events arising from facts or events which occurred before the Effective Time for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and Parent for any reason fail to obtain such “tail” insurance policies as of the Effective Time, Parent shall continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or Parent shall purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, Parent shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 6.13, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event any claim or claims are asserted or made within the Tail Period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

(d) If Parent or any of its respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations set forth in this Section 6.13.

(e) The provisions of this Section 6.13 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.13. The rights of the Indemnified Parties under this Section 6.13 are in addition to any rights such Indemnified Parties may have under the any applicable Contracts or Laws.

6.14. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, as the case may be, and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.15. Pre-Closing Dividends.

(a) The Company Board may, prior to the Closing but not earlier than the 15th day prior to the anticipated Closing Date, declare and cause the Company to pay a cash dividend (the “Pre-Closing Dividend”) to the holders of Company Common Stock in an amount per share of Company Common Stock determined as follows (the “Per Share Pre-Closing Dividend”):

(i) The Per Share Pre-Closing Dividend shall be equal to the sum of (x) the Base Pre-Closing Dividend Per Share Amount plus (y) the Additional Pre-Closing Dividend Per Share Amount, if any, in each case determined as follows:

(A) If Dividend Funds are equal to or less than $33,500,000 plus any amounts necessary to pay any accrued Transaction Expenses, there shall be no Per Share Pre-Closing Dividend;

(B) If Dividend Funds are in excess of $33,500,000 plus any amounts necessary to pay any accrued Transaction Expenses (such excess, “Available Funds”), then to the extent that Available Funds would result in a dividend per share on a Fully Diluted Company Equity basis up to and including $8.50, a dividend equal to the quotient of Available Funds divided by Fully Diluted Company Equity (the “Base Pre-Closing Dividend Per Share Amount”);

(ii) If Available Funds exceed the amount that would result in a dividend per share of Fully Diluted Company Equity of $8.50 (such excess, the “Additional Available Funds”), then an additional amount determined as follows:

(A) If Additional Available Funds are equal to or less than $5,000,000, there shall be no additional amount;

(B) If Additional Available Funds are in excess of $5,000,000 (such excess, the “Excess Available Funds”), then an additional amount equal to the quotient of (i)(y) the product of Excess Available Funds and (z) 0.70 divided by (ii) Fully Diluted Company Equity (the “Additional Pre-Closing Dividend Per Share”). Solely for purposes of the foregoing, the value of any Financial Instruments Owned at Fair Value acquired after the date of this Agreement to the extent in the aggregate in excess of $5,000,000 shall be reduced by 50%.

(b) As used in this Agreement, (i) “Dividend Funds” means the dollar value of all Cash and Cash Equivalents and Financial Instruments Owned at Fair Value of the Company as determined in accordance with GAAP consistently applied with the consolidated balance sheets included in the Company Reports as of immediately prior to the Effective Time; (ii) “Fully Diluted Company Equity” means the total number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, determined on a fully diluted, as-if-exercised basis and assuming the exercise and settlement of all Company Equity Awards outstanding as of immediately prior to the Effective Time, whether or not exercised, settled, eligible for settlement or vested; (iii) “Transaction Expenses” means (x) all unpaid fees and expenses incurred by or charged to the Company or any of its Subsidiaries through the Effective Time (including those that become due as a result of the Closing) in connection with this Agreement and the transactions contemplated by this Agreement, including legal fees and related expenses, investment banking and opinion fees and related expenses and accounting fees and related expenses, (y) any accrued but unpaid compensation expenses related to any products, services or transactions for which Cash and Cash Equivalents have been received prior to the Closing, and (z) an amount equal to the commencement bonus payable to the Company’s Chief Executive Officer pursuant to the employment agreement entered into between such officer and Parent as of the date of this Agreement; (iv) “Cash and Cash Equivalents” has the meaning so classified under the applicable line item of the Company’s consolidated balance sheets contained in the Company Reports; and (v) “Financial Instruments Owned at Fair Value” has the meaning so classified under the applicable line item of the Company’s consolidated balance sheets contained in the Company Reports.

(c) Giving effect to the Pre-Closing Dividend, the Company shall have Dividend Funds as of immediately prior to the Effective Time not less than $33,500,000 plus any amounts necessary to pay any accrued Transaction Expenses (the “Minimum Cash Amount”).

(d) The Company shall consult with Parent regarding the amount of the Pre-Closing Dividend prior to the declaration thereof by the Company Board. The Company’s Chief Financial Officer shall provide, five Business Days prior to the declaration of the dividend, a certificate certifying an estimated amount of (i) the Cash and Cash Equivalents, (ii) Financial Instruments Owned at Fair Value, (iii) the Pre-Closing Dividend and the calculation thereof, (iv) the Transaction Expenses and (v) the Fully Diluted Company Equity, in each case as of immediately prior to the Effective Time. Subject to applicable Law, Parent shall have the right to review, and shall have reasonable access to, all relevant work papers, schedules, memoranda and other documents prepared by the Company or its accountants in connection with the Pre-Closing Dividend, as well as to executive, finance and accounting personnel of the Company and any other information which Parent may reasonably request in connection with its review of such documents.

6.16. Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board, (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of shares of Parent Common Stock (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.17. Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or the members of the Company Board relating to the Merger and the other transactions contemplated by this Agreement, provided that the Company shall in any event control such defense and/or settlement and the disclosure of information in connection therewith shall be subject to the provisions of Section 6.7, including regarding attorney-client privilege or other applicable legal privilege; provided, further, that the Company shall not settle any such litigation without the consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed).

6.18. Change of Method. Parent may at any time change the method of effecting the Merger by altering the Merger such that the Merger is a merger of the Company with and into a direct or indirect wholly-owned limited liability company Subsidiary of Parent that is disregarded from Parent for U.S. federal income tax purposes instead of Parent with prior approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed), and the Company agrees to enter into such amendments in order to give effect to such restructuring; provided that no such change or amendment shall (and it shall be reasonable for the Company to withhold its consent to any change that would) (a) alter or change the amount or kind of the Merger

Consideration provided for in this Agreement or the calculation of the Pre-Closing Dividend or (b)(i) cause the Closing to be prevented or materially delayed or (ii) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise adversely affect the tax treatment of holders of Company Common Stock.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Company Shareholder Approval. This Agreement shall have been duly approved by holders of shares of Company Common Stock constituting the Requisite Company Vote in accordance with applicable Law and the articles of incorporation and bylaws of the Company.

(b) Parent Stockholder Approval. The issuance of shares of Parent Common Stock in accordance with this Agreement shall have been duly approved by the holders of Parent Common Stock constituting the Requisite Parent Vote.

(c) Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and FINRA shall have delivered to each Broker-Dealer Subsidiary written approval of such Broker-Dealer Subsidiary’s Continuing Membership Application pursuant to FINRA’s NASD Rule 1017 in connection with the Merger; provided, however, that if FINRA does not deem such Continuing Membership Applications eligible for “Fast-Track Review” and process the Continuing Membership Applications as such, this condition shall be satisfied with respect to approval by FINRA if either (i) the Broker-Dealer Subsidiaries shall have otherwise received the written approval of FINRA for the transactions contemplated by this Agreement pursuant to FINRA’s NASD Rule 1017 or (ii) (A) FINRA has not indicated to Parent or the Company (through the implementation of interim restrictions or otherwise) that Parent and the Company are not permitted to, or otherwise should not, consummate the Merger prior to receiving FINRA’s written approval, (B) 45 calendar days have elapsed after the filing of the Continuing Membership Applications, (C) Parent or the Company have thereafter notified FINRA that the parties hereto intend to consummate the Closing pursuant to FINRA’s NASD Rule 1017 without written approval from FINRA and (D) FINRA has not informed the parties within the 15 calendar days following the notification contemplated in (C) that it would impose any term, condition or consequence the acceptance of which would constitute a Burdensome Condition.

(d) Laws or Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

(e) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no proceedings for that purpose shall have been commenced or be threatened by the SEC unless subsequently withdrawn.

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) and Section 4.6(a) (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of Section 4.2(a) (Capital Structure), for any de minimis inaccuracies; (ii) each of the representations and warranties of the Company set forth in Section 4.3 (Corporate Authority; Approval and Fairness), Section 4.11 (Takeover Statutes) and Section 4.20 (Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (iii) each other representation and warranty of the Company set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Governmental Consents. FINRA shall have delivered to each Broker-Dealer Subsidiary written approval of such Broker-Dealer Subsidiary’s Continuing Membership Application pursuant to FINRA’s NASD Rule 1017 in connection with the Merger; provided, however, that if FINRA does not deem such Continuing Membership Applications eligible for “Fast-Track Review” and process the Continuing Membership Applications as such, this condition shall be satisfied with respect to approval by FINRA if either (i) the Broker-Dealer Subsidiaries shall have otherwise received the written approval of FINRA for the transactions contemplated by this Agreement pursuant to FINRA’s NASD Rule 1017 or (ii) (A) FINRA has not indicated to Parent or the Company (through the implementation of interim restrictions or otherwise) that Parent and the Company are not permitted to, or otherwise should not, consummate the Merger prior to receiving FINRA’s written approval, (B) 45 calendar days have elapsed after the filing of the Continuing Membership Applications, (C) Parent or the Company have thereafter notified FINRA that the parties hereto intend to consummate the Closing pursuant to FINRA’s NASD Rule 1017 without written approval from FINRA and (D) FINRA has not informed the parties within the 15 calendar days following the notification contemplated in (C) that it would impose any term, condition or consequence the acceptance of which would constitute a Burdensome Condition.

(d) Cash. The Company shall have the Minimum Cash Amount at the time of the Closing.

(e) Company Closing Certificate. Parent shall have received at Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) are satisfied.

(f) Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 5.2(a)(Capital Structure of Parent and Merger Sub) and Section 5.6(a)(Absence of

Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except in case of Section 5.2(a) (Capital Structure of Parent and Merger Sub) for any de minimis inaccuracies; (ii) each of the representations and warranties of Parent and Merger Sub set forth in Section 5.3 (Corporate Authority), 5.10 (Takeover Statutes) and Section 5.11 (Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (iii) the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Parent Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Parent and Merger Sub Closing Certificate. The Company shall have received at Closing a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer of Parent certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

(d) Tax Opinion. The Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

Termination

8.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company or Parent, as the case may be:

(a) by mutual written consent of the Company and Parent;

(b) by either Parent or the Company, if the Merger shall not have been consummated by 5:00 p.m., Eastern Time on September 30, 2017 (the “Outside Date”);

(c) by either Parent or the Company, if (i) the Requisite Company Vote shall not have been obtained at the Company Shareholders Meeting or at any adjournment, recess or postponement thereof in accordance with this Agreement at which a vote on the adoption of this Agreement was taken or (ii) if the Requisite Parent Vote shall not have been obtained at the Parent Stockholders Meeting or at any adjournment, recess or postponement thereof in accordance with this Agreement at which a vote with respect to such approval was taken;

(d) by either Parent or the Company, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable;

(e) by either Parent or the Company, if there has been a breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Company, on the one hand, or Parent or Merger Sub, on the other hand, shall have become untrue, in either case such that the conditions in Section 7.2(a) or Section 7.2(b), in the case of a breach by the Company, or Section 7.3(a) or Section 7.3(b), in the case of a breach by Parent and Merger Sub, would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty calendar days after the giving of notice thereof by the non-breaching party to the breaching party or (ii) three Business Days prior to the Outside Date);

(f) by Parent, prior to the time the Requisite Company Vote is obtained, if the Company Board shall have:

(A) materially breached Section 6.2 (other than Section 6.2(c)),

(B) failed to include the Company Recommendation in the Joint Proxy/Prospectus,

(C) made a Change of Recommendation, or

(D) failed to recommend, within ten Business Days after the commencement of a tender or exchange offer for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its shareholders.

8.2. Effect of Termination and Abandonment.

(a) Except to the extent provided in Section 8.2(b) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary in this Agreement, (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful and material breach of this Agreement and (ii) the provisions set forth in this Section 8.2 and the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated:

(i) by either the Company or Parent pursuant to Section 8.1(b) or Section 8.1(c)(i), and, in each case,

(A) a bona fide Acquisition Proposal shall have been made to the Company and its stockholders generally (whether or not conditional) or any Person shall have publicly announced an intention to make an Acquisition Proposal (whether or not conditional) with respect to the Company (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn on a bona fide basis without qualification (1) at least ten Business Days prior to the date of termination, with respect to any termination pursuant to Section 8.1(b), or (2) at least five Business Days prior to the date of the Company Shareholders Meeting, with respect to termination pursuant to pursuant to Section 8.1(c)(i)), and

(B) within twelve months after such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal, which Acquisition Proposal is subsequently consummated (even if such consummation occurs after such twelve month period) or (2) there shall have been consummated an Acquisition Proposal with respect to the Company (where, for purposes of clause (A) of the definition of Acquisition Proposal, the shareholders of the Company immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity of such transaction and with “50%”

being substituted in lieu of “15%” in each instance thereof in clause (B) the definition of “Acquisition Proposal” for this purpose); provided that for purposes of this Agreement, an Acquisition Proposal with respect to the Company shall not be deemed to have been “publicly withdrawn” by any Person if, within twelve months of a termination pursuant to Section 8.1(b) or Section 8.1(c)(i), the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates, then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2), or

(ii) by Parent pursuant to Section 8.1(f)

then promptly, but in no event later than one Business Day after the date of termination pursuant to 8.1(f) or the occurrence of either of the events described in the foregoing clauses (b)(i)(B)(1) or (b)(i)(B)(2), the Company shall pay a termination fee of $5,000,000 (the “Termination Fee”), to Parent by wire transfer of immediately available cash funds. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fees or expenses set forth in this Section 8.2 or any portion of thereof, the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate as published in The Wall Street Journal (Northeast edition) in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(d) Except as provided in Section 8.2(a), the parties acknowledge that the payment of the Termination Fee pursuant to this Section 8.2(b) is not a penalty and shall constitute liquidated damages as a reasonable amount that will compensate Parent in the circumstances upon which the Termination Fee is payable for the efforts and resources expended and opportunity foregone with respect to the consummation of the transactions contemplated by this Agreement which would otherwise be impossible to calculate with precision, and, from and after such payment of the Termination Fee, the Company shall have no further liability or obligations of any kind in connection with this Agreement.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article II, Article III, Section 6.10 (Employee Benefits), Section 6.11 (Taxation), Section 6.12 (Expenses) and Section 6.13 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX, the agreements of the Company, Parent and Merger Sub contained in Section 6.12 (Expenses), Section 8.2 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Amendment; Waiver. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by Parent, Merger Sub and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. The conditions to each of the respective parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.3. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

9.4. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION, EXCEPT THAT (I) THE INTERNAL AFFAIRS OF THE COMPANY, INCLUDING FIDUCIARY DUTIES OF THE DIRECTORS AND OFFICERS OF THE COMPANY, AND (II) ALL OTHER PROVISIONS OF, OR TRANSACTIONS CONTEMPLATED BY, THIS AGREEMENT THAT ARE EXPRESSLY OR OTHERWISE REQUIRED TO BE GOVERNED BY VSCA SHALL BE GOVERNED BY THE LAWS OF THE COMMONWEALTH OF VIRGINIA.

(b) Each of the parties to this Agreement agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware (the “Chosen Courts”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party to this Agreement and (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4(c).

9.5. Specific Performance. Each of the parties to this Agreement acknowledges and agrees that the rights of each party to consummate the Merger and the other transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to any other available remedies a party may have in equity or at law, each party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in accordance with Section 9.4 without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.

9.6. Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties to this Agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) by a nationally recognized overnight courier service upon the party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested, or (d) sent by facsimile or email, provided that the transmission of the facsimile or email is promptly confirmed by telephone and is followed up within one Business Day by dispatch pursuant to one of the other methods described herein:

If to Parent or Merger Sub:

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, California 91367

Facsimile: (818) 746-9170 Email: aforman@brileyfin.com

Attn: Alan N. Forman

With a copy to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

Telephone: (310) 712-6600

Facsimile: (310) 712-8890

Email: brownp@sullcrom.com

Attn: Patrick S. Brown, Esq.

If to the Company:

FBR & Co.

1300 North Seventeenth Street

Arlington, Virginia 22209

Telephone (703) 469-1128

Facsimilie: (703) 469-1012

Email: rhendrix@fbr.com

Attn: Richard J. Hendrix

With a copy to:

Email: gbeske@fbr.com

Attn: Gavin A. Beske, Esq.

With a copy to:

Wachtell, Lipton, Rosen and Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

Facsimile: (212) 403-2381

Email: ngdemmo@wlrk.com and dshapiro@wlrk.com

Attn: Nicholas G. Demmo, Esq. and David Shapiro, Esq.

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above. Any notice, request, instruction or other communications or document given as provided above shall be deemed given to the receiving party (a) upon actual receipt, if delivered personally, (b) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier, (c) three Business Days after deposit in the mail, if sent by registered or certified mail, or (d) upon confirmation of successful transmission if sent by facsimile or email followed up within one Business Day by dispatch pursuant to one of the other methods described herein. Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication otherwise given in accordance with this Section 9.6.

9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated September 29, 2016 between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement among the parties to this Agreement with respect to the subject matter of this Agreement and supersedes all prior agreements, understandings and representations and warranties, whether oral or written, with respect to such matters.

9.8. Third Party Beneficiaries. Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth in this Agreement, except for the rights of third party beneficiaries as are provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), which shall not arise until after the Effective Time. The representations and warranties in this Agreement are the product of negotiations among the parties to this Agreement. Any inaccuracies in such representations and warranties are subject to waiver by the parties to this Agreement in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties to this Agreement of risks associated with particular matters regardless of the Knowledge of any of the parties to this Agreement. Consequently, Persons other than the parties to this Agreement may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9. Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action. Any obligation of one party to another party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

9.10. Definitions. Each of the terms set forth in Annex  A shall have the meaning set forth opposite such term.

9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedules, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the date of this Agreement. Currency amounts referenced herein are in U.S. Dollars.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(f) The Company Disclosure Letter or the Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or Article V or to one or more covenants contained in Article VI. Inclusion of any items or information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Company Material Adverse Effect or Parent Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(g) Each reference in this Agreement to “as of the date hereof” or “as of the date of this Agreement” or words of like import shall refer to February  17, 2017.

9.13. Successors and Assigns. Subject to the next sentence, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other parties, and any such assignment without prior written consent shall be null and void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

FBR & CO.

By	/s/ Richard J. Hendrix
Name: Richard J. Hendrix
Title: Chief Executive Officer

B. RILEY FINANCIAL, INC.

By	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

BRC MERGER SUB, LLC

By	/s/ Thomas J. Kelleher
Name: Thomas J. Kelleher
Title: Authorized Person

[Signature Page to the Amended and Restated Agreement and Plan of Merger]

ANNEX A

DEFINED TERMS

Terms	Section
Acquisition Proposal	6.2(d)(i)
Additional Available Funds	6.15(a)
Additional Pre-Closing Dividend Per Share	6.15(a)
Affiliate	4.5(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)(ii)
Antitrust Laws	6.5(c)(i)
Applicable Date	4.5(a)
Articles of Merger	1.3
Available Funds	6.15(a)
Bankruptcy and Equity Exception	4.3(a)
Base Pre-Closing Dividend Per Share Amount	6.15(a)
Book-Entry Share	2.2
Broker-Dealer Subsidiaries	4.18(a)
Burdensome Condition	6.5(d)
Business Day	1.2
Cash and Cash Equivalents	6.15(b)
Certificate	2.2
Certificate of Formation	1.4
Certificate of Merger	1.3
Change of Recommendation	6.2(e)(ii)
Chosen Courts	9.4(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.10(c)
Company Board	Recitals
Company Common Stock	Recitals
Company Compensation Committee	2.4(d)
Company Disclosure Letter	Article IV
Company Employee	4.8(a)
Company Equity Awards	2.4(f)
Company Intellectual Property Contract	4.14(e)
Company Material Adverse Effect	4.1(b)(ii)
Company Material Contract	4.16(a)(xv)
Company Option	2.4(a)
Company Option Spread	2.4(a)
Company PSU	2.4(d)
Company Recommendation	4.3(b)
Company Reports	4.5(a)
Company Restricted Share	2.4(b)
Company RSU	2.4(c)
Company Shareholders Meeting	4.3(a)
Company Voting Agreement	Recitals
Confidentiality Agreement	9.7
Continuing Employees	6.10(a)

A-1

Terms	Section
Continuing Membership Application	4.4(a)
Contract	4.4(b)
D&O Insurance	6.13(b)
Dividend Funds	6.15(b)
DLLCA	Recitals
DTC	3.2(a)
Effective Time	1.3
Eligible Shares	2.1(a)
Encumbrance	4.2(a)
Environmental Law	4.12(b)(i)
ERISA	4.8(a)
ERISA Affiliate	4.8(d)
Excess Available Funds	6.15(a)
Exchange Act	4.4(a)
Exchange Agent	3.1
Exchange Fund	3.1
Exchange Ratio	2.1(a)
Excluded Shares	2.1(b)
Final Company Pre-Dividend Price	2.4(a)
Financial Instruments Owned at Fair Value	6.15(b)
FINRA	4.18(a)
Form BD	4.18(g)
Fully Diluted Company Equity	6.15(b)
GAAP	4.1(b)(ii)(D)
Governmental Antitrust Entity	6.5(c)(i)
Governmental Entity	4.4(a)
Hazardous Substance	4.12(b)(ii)
HSR Act	4.2(e)
Indebtedness	4.21(b)
Indemnified Parties	6.13(a)
Insurance Policies	4.15
Intellectual Property Rights	4.14(g)
Investor Option	2.4(e)
IRS	4.8(c)
Joint Proxy/Prospectus	6.3(a)
Knowledge	4.7(b)
Laws	4.10(a)
Letter of Transmittal	3.2(a)
Licenses	4.10(c)
LLC Agreement	1.5
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
Minimum Cash Amount	6.15(c)
Multiemployer Plan	4.8(d)
NASDAQ	2.4(a)
Order	7.1(d)
Outside Date	8.1(b)
Parent	Preamble
Parent 401(k) Plan	6.10(c)
Parent Benefit Plan	6.10(b)

A-2

Terms	Section
Parent Board	Recitals
Parent Broker-Dealer Subsidiary	5.9(a)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent Material Adverse Effect	5.1(b)(i)
Parent Option	2.4(e)
Parent Reports	5.5(a)
Parent Restricted Share	2.4(b)
Parent Share VWAP	2.4(a)
Parent Stock-Based RSU	2.4(c)
Parent Stockholders Meeting	5.3(a)
Parent Voting Agreement	Recitals
Per Share Pre-Closing Dividend	6.15(a)
Person	3.6
Plan	4.8(a)
Pre-Closing Dividend	6.15(a)
Pre-Closing Dividend Adjustment Ratio	2.4(e)
Pre-Closing Dividend Right	2.4(b)
Registration Statement	6.3(a)
Regulatory Agreement	4.18(c)
Representatives	6.2(a)
Requisite Company Vote	4.3(a)
Requisite Parent Vote	5.3(a)
Sarbanes-Oxley Act	4.5(a)
SEC	4.5(a)
Securities Act	4.4(a)
Share Issuance	Recitals
SRO	4.18(a)
Stock Plan	4.2(a)
Subsidiary	4.1(b)(i)
Superior Proposal	6.2(d)(ii)
Surviving Company	1.1
Tail Period	6.13(b)
Takeover Statute	4.11
Tax	4.13(l)
Tax Return	4.13(l)
Taxes	4.13(l)
Termination Fee	8.2(b)(ii)
Trade Secrets	4.14(g)
Trading Day	2.4(a)
Transaction Expenses	6.15(b)
Voting Agreements	Recitals
VSCA	Recitals

A-3

Appendix B

EXECUTION VERSION

February 17, 2017

B. Riley Financial, Inc.

21860 Burbank Boulevard, Suite 300 South

Woodland Hills, California 91367

Ladies and Gentlemen:

As a holder of Company Common Stock (as defined below), the undersigned (the “Shareholder”) understands that FBR & Co., a Virginia corporation (the “Company”) and B. Riley Financial, Inc., a Delaware corporation (“BRF”), propose to enter into an Agreement and Plan of Merger, dated as of February 17, 2017 (as it may be from time to time amended, the “Merger Agreement”), providing for, among other things, a merger of the Company with and into BRF, in which each of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) (other than Excluded Shares) will be converted into the right to receive the Merger Consideration. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.

The Shareholder acknowledges that, as an inducement for BRF to enter into the Merger Agreement, BRF has required that the Shareholder enter into this letter agreement and the Shareholder is willing to enter into this letter agreement.

The Shareholder confirms his or her agreement with BRF, and BRF confirms its agreement with the Shareholder, as follows:

1.    As used in this letter agreement, “Shares” means the shares of Company Common Stock which the Shareholder owns of record or beneficially (for the avoidance of doubt, excluding (i) any shares underlying Company Equity Awards exercisable for shares of Company Common Stock, (ii) any shares held solely by any of the Shareholder’s family members, whether or not such shares are included as beneficially owned by the Shareholder in the Company’s most recent annual proxy statement and (iii) any shares held by the Shareholder on behalf of or for the benefit of third parties at any time during the Agreement Period). The Shares are free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Shareholder’s obligations under this letter agreement. The Shareholder represents and warrants that the Shareholder owns beneficially (as such term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or of record and has the sole or shared power to vote or direct the vote of all Shares.

2.    Subject to paragraph 17 of this letter agreement, at every meeting of the shareholders of the Company called, and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the shareholders of the Company, the Shareholder agrees to vote, or cause to be voted, the Shares (a) in favor of (i) approval of the Merger Agreement and (ii) any other matter that is required to be approved by the shareholders of the Company to facilitate the transactions contemplated by the Merger Agreement, (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger, (ii) any Acquisition Proposal and (iii) to the extent that any of the following actions requires a shareholder vote pursuant to applicable Law or any applicable stock exchange rules, any proposal, transaction, agreement, amendment of the Company’s articles of incorporation or bylaws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger and (c) as directed by BRF with respect to any postponement, recess, adjournment or other procedural matter at any meeting of the shareholders of the Company relating to any of the matters set forth in the foregoing clauses (a) or (b). Any such vote shall be cast (or consent shall be given) by the Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger that the Shareholder may directly or indirectly have by virtue of the ownership of any Shares if the Effective Time occurs.

3.    The Shareholder hereby revokes any and all previous proxies granted with respect to Shares owned of record or beneficially by him or her.

4.    The Shareholder represents and warrants (a) that the Shareholder has duly executed and delivered this letter agreement and has all authority and full legal capacity to enter into this letter agreement and (b) that, assuming the due authorization, execution and delivery of this letter agreement by BRF, this letter agreement is the Shareholder’s legal, valid and binding agreement and is enforceable against the Shareholder in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles.

5.    The Shareholder further represents and warrants that the execution and delivery of this letter agreement by the Shareholder does not, and the performance of his or her obligations under this letter agreement and the consummation of the transactions to be consummated by him or her as contemplated hereby will not, (a) conflict with or violate any Law applicable to the Shareholder or by which the Shares are bound or affected, (b) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Shares are bound or affected or (c) require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official except for (i) applicable requirements, if any, of the Exchange Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not to his or her knowledge prevent, impair, delay or adversely affect the performance by the Shareholder of his or her obligations under this letter agreement.

6.    The Shareholder agrees that all representations, terms and conditions of this letter agreement will apply to (and the term “Shares” shall include) shares of Company Common Stock of which the Shareholder acquires record or beneficial ownership after the date hereof and prior to the expiration of the Agreement Period, whether upon the exercise of Company Equity Awards, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise.

7.    This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms (the period during which this letter agreement is in effect, the “Agreement Period”); provided, however, that (i) this paragraph 7 and paragraphs 11, 12, 13, 14, 15, 18, 19, 20 and 21 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party hereto with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this letter agreement.

8.    The Shareholder is entering into this letter agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Shareholder in his or her capacity as a director or officer of the Company (or a subsidiary of the Company).

9.    The Shareholder hereby authorizes the Company and BRF to publish and disclose in any announcement or disclosure in connection with the Merger and in the Registration Statement (and, as and to the extent otherwise required by securities Laws or the SEC, any other documents or communications filed or furnished by the Company or BRF with any Governmental Entity or to securityholders of the Company) the Shareholder’s identity and ownership of the Shares and the nature of the Shareholder’s obligations under this letter agreement and, if deemed appropriate by the Company or BRF, a copy of this letter agreement. The Shareholder will promptly provide any information reasonably requested by the Company or BRF for any regulatory application or filing made or approval sought in connection with the Merger or any transactions contemplated by the Merger Agreement (including filings with the SEC).

10.    The Shareholder agrees that, prior to the expiration of the Agreement Period, the Shareholder shall not take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Shareholder of his or her obligations under this letter agreement other than to a de minimis extent. The Shareholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as necessary and reasonably requested by BRF to confirm and assure the rights and obligations set forth in this letter agreement.

11.

(a)    THIS LETTER AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)    Each of the parties hereto agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this letter agreement or the transactions contemplated by this letter agreement exclusively in the Chosen Courts and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party to this letter agreement and (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 13 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

12.    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING UNDER OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT

HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS PARAGRAPH 12.

13.    All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other party to this letter agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) by a nationally recognized overnight courier service upon the party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested, or (d) sent by facsimile or email, provided that the transmission of the facsimile or email is promptly confirmed by telephone and is followed up within one Business Day by dispatch pursuant to one of the other methods described herein, if to the Shareholder, to the address, facsimile number or email address, as applicable, of the Company, in accordance with Section 9.6 of the Merger Agreement, and, if to BRF, in accordance with Section 9.6 of the Merger Agreement, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

14.    This letter agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this letter agreement is void.

15.    The Shareholder recognizes and acknowledges that a breach of any covenants or agreements contained in this letter agreement will cause BRF to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Shareholder agrees that in the event of any such breach, BRF shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which BRF may be entitled, at law or in equity. It is accordingly agreed that BRF shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction.

16.    The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto.

17.    The Shareholder agrees (and agrees to cause any entities or persons under his or her control) not to (a) offer for sale, sell, transfer, tender, pledge, encumber, assign, gift or otherwise dispose of (by merger, by testamentary disposition, by operation of law or otherwise), or either voluntarily or involuntarily enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment, gift or other disposition of any of the Shares (each, a “Transfer”) or (b) except as set forth herein, either voluntarily or involuntarily enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to the Shares and shall not commit or agree to take any of the foregoing actions; provided, that the foregoing shall not prohibit the Shareholder from (i) Transferring Shares to the Company in connection with the vesting, settlement or exercise of Company Equity Awards or the payment of taxes thereon or (ii) Transferring Shares to trusts or other entities controlled by the Shareholder for estate planning purposes so long as the Shareholder maintains exclusive voting power over such Shares and the recipient of such Shares executes and delivers a joinder to this letter agreement whereby such recipient becomes bound by the terms of this letter agreement. In furtherance of the foregoing, the Shareholder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to any Transfer of all of the Shares. For purposes of this Section 17, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

18.    BRF acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in BRF any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and BRF shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Shareholder in the voting of any of the Shares, except as otherwise expressly provided herein.

19.    Any provision of this letter agreement may be (a) waived in whole or in part in writing by the party benefited by the provision or by all parties or (b) amended or modified at any time by an agreement in writing among the parties hereto executed in the same manner as this letter agreement.

20.    The Merger Agreement (including any exhibits thereto) and this letter agreement (including the documents and instruments referred to herein) constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior agreements, understandings and representations and warranties, whether oral or written, with respect to such matters.

21.    This letter agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this letter agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this letter agreement.

22.    The provisions of this letter agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this letter agreement. If any provision of this letter agreement, or the application of such provision to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this letter agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Please confirm that the foregoing correctly states the understanding among the undersigned and you by signing and returning to a counterpart hereof.

Very truly yours,

SHAREHOLDER

By:
Name:

Accepted and agreed as of the date set forth above.

B. RILEY FINANCIAL, INC.

By:
Name:	Bryant R. Riley
Title:	Chief Executive Officer

Appendix C

EXECUTION VERSION

February 17, 2017

FBR & Co.

1300 North Seventeenth Street

Arlington, Virginia 22209

Ladies and Gentlemen:

As a holder of common stock, par value $0.0001 per share, of BRF (the “BRF Common Stock”), the undersigned (the “Stockholder”) understands that FBR & Co., a Virginia corporation (the “Company”) and B. Riley Financial, Inc., a Delaware corporation (“BRF”), propose to enter into an Agreement and Plan of Merger, dated as of February 17, 2017 (as it may be from time to time amended, the “Merger Agreement”), providing for, among other things, a merger of the Company with and into BRF, in which each of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (other than Excluded Shares) will be converted into the right to receive the Merger Consideration. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.

The Stockholder acknowledges that, as an inducement for the Company to enter into the Merger Agreement, the Company has required that the Stockholder enter into this letter agreement and the Stockholder is willing to enter into this letter agreement.

The Stockholder confirms his or her agreement with the Company, and the Company confirms its agreement with the Stockholder, as follows:

1.    As used in this letter agreement, “Shares” means the shares of BRF Common Stock which the Stockholder owns of record or beneficially (for the avoidance of doubt, excluding (i) any shares underlying awards and restricted stock units exercisable for shares of BRF Common Stock, (ii) any shares held solely by any of the Stockholder’s family members, whether or not such shares are included as beneficially owned by the Stockholder in BRF’s most recent annual proxy statement and (iii) any shares held by the Shareholder on behalf of or for the benefit of third parties at any time during the Agreement Period). The Shares are free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Stockholder’s obligations under this letter agreement. The Stockholder represents and warrants that the Stockholder owns beneficially (as such term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or of record and has the sole or shared power to vote or direct the vote of all Shares.

2.    Subject to paragraph 17 of this letter agreement, at every meeting of the stockholders of BRF called, and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the stockholders of BRF, the Stockholder agrees to vote, or cause to be voted, the Shares (a) in favor of (i) adoption of the Merger Agreement, (ii) the issuance of BRF Common Stock pursuant to the Merger Agreement and (iii) any other matter that is required to be approved by the stockholders of BRF to facilitate the transactions contemplated by the Merger Agreement, (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger and (ii) to the extent that any of the following actions requires a stockholder vote pursuant to applicable Law or any applicable stock exchange rules, any proposal, transaction, agreement, amendment of BRF’s certificate of incorporation or bylaws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the Merger and (c) as directed by the Company with respect to any postponement, recess, adjournment or other procedural matter at any meeting of the stockholders of BRF relating to any of the matters set forth in the foregoing clauses (a) or (b). Any such vote shall be cast (or consent shall be given) by the Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger that the Stockholder may directly or indirectly have by virtue of the ownership of any Shares if the Effective Time occurs.

3.    The Stockholder hereby revokes any and all previous proxies granted with respect to Shares owned of record or beneficially by him or her.

4.    The Stockholder represents and warrants (a) that the Stockholder has duly executed and delivered this letter agreement and has all authority and full legal capacity to enter into this letter agreement and (b) that, assuming the due authorization, execution and delivery of this letter agreement by the Company, this letter agreement is the Stockholder’s legal, valid and binding agreement and is enforceable against the Stockholder in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles.

5.    The Stockholder further represents and warrants that the execution and delivery of this letter agreement by the Stockholder does not, and the performance of his or her obligations under this letter agreement and the consummation of the transactions to be consummated by him or her as contemplated hereby will not, (a) conflict with or violate any Law applicable to the Stockholder or by which the Shares are bound or affected, (b) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Shares are bound or affected or (c) require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official except for (i) applicable requirements, if any, of the Exchange Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not to his or her knowledge prevent, impair, delay or adversely affect the performance by the Stockholder of his or her obligations under this letter agreement.

6.    The Stockholder agrees that all representations, terms and conditions of this letter agreement will apply to (and the term “Shares” shall include) shares of BRF Common Stock of which the Stockholder acquires record or beneficial ownership after the date hereof and prior to the expiration of the Agreement Period, whether upon the exercise of awards or restricted stock units, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise.

7.    This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms (the period during which this letter agreement is in effect, the “Agreement Period”); provided, however, that (i) this paragraph 7 and paragraphs 11, 12, 13, 14, 15, 18, 19, 20 and 21 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party hereto with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this letter agreement.

8.    The Stockholder is entering into this letter agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Stockholder in his or her capacity as a director or officer of BRF (or a subsidiary of BRF).

9.    The Stockholder hereby authorizes the Company and BRF to publish and disclose in any announcement or disclosure in connection with the Merger and in the Registration Statement (and, as and to the extent otherwise required by securities Laws or the SEC, any other documents or communications filed or furnished by the Company or BRF with any Governmental Entity or to securityholders of the Company) the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s obligations under this letter agreement and, if deemed appropriate by the Company or BRF, a copy of this letter agreement. The Stockholder will promptly provide any information reasonably requested by the Company or BRF for any regulatory application or filing made or approval sought in connection with the Merger or any transactions contemplated by the Merger Agreement (including filings with the SEC).

10.    The Stockholder agrees that, prior to the expiration of the Agreement Period, the Stockholder shall not take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Stockholder of his or her obligations under this letter agreement other than to a de minimis extent. The Stockholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as necessary and reasonably requested by the Company to confirm and assure the rights and obligations set forth in this letter agreement.

11.

(a)    THIS LETTER AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)    Each of the parties hereto agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this letter agreement or the transactions contemplated by this letter agreement exclusively in the Chosen Courts and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party to this letter agreement and (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 13 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

12.    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING UNDER OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT

HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS PARAGRAPH 12.

13.    All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other party to this letter agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) by a nationally recognized overnight courier service upon the party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested, or (d) sent by facsimile or email, provided that the transmission of the facsimile or email is promptly confirmed by telephone and is followed up within one Business Day by dispatch pursuant to one of the other methods described herein, if to the Stockholder, to the address, facsimile number or email address, as applicable, of BRF, in accordance with Section 9.6 of the Merger Agreement, and if to the Company, in accordance with Section 9.6 of the Merger Agreement, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

14.    This letter agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this letter agreement is void.

15.    The Stockholder recognizes and acknowledges that a breach of any covenants or agreements contained in this letter agreement will cause the Company to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Stockholder agrees that in the event of any such breach, the Company shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which the Company may be entitled, at law or in equity. It is accordingly agreed that the Company shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction.

16.    The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto.

17.    The Stockholder agrees (and agrees to cause any entities or persons under his or her control) not to (a) offer for sale, sell, transfer, tender, pledge, encumber, assign, gift or otherwise dispose of (by merger, by testamentary disposition, by operation of law or otherwise), or either voluntarily or involuntarily enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment, gift or other disposition of any of the Shares (each, a “Transfer”) or (b) except as set forth herein, either voluntarily or involuntarily enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to the Shares and shall not commit or agree to take any of the foregoing actions; provided, that the foregoing shall not prohibit the Stockholder from (i) Transferring Shares to BRF in connection with the vesting, settlement or exercise of awards or restricted stock units or the payment of taxes thereon or (ii) Transferring Shares to trusts or other entities controlled by the Stockholder for estate planning purposes so long as the Stockholder maintains exclusive voting power over such Shares and the recipient of such Shares executes and delivers a joinder to this letter agreement whereby such recipient becomes bound by the terms of this letter agreement. In furtherance of the foregoing, the Stockholder hereby authorizes and instructs BRF to instruct its transfer agent to enter a stop transfer order with respect to any Transfer of all of the Shares. For purposes of this Section 17, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

18.    The Company acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any

Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise expressly provided herein.

19.    Any provision of this letter agreement may be (a) waived in whole or in part in writing by the party benefited by the provision or by all parties or (b) amended or modified at any time by an agreement in writing among the parties hereto executed in the same manner as this letter agreement.

20.    The Merger Agreement (including any exhibits thereto) and this letter agreement (including the documents and instruments referred to herein) constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior agreements, understandings and representations and warranties, whether oral or written, with respect to such matters.

21.    This letter agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this letter agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this letter agreement.

22.    The provisions of this letter agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this letter agreement. If any provision of this letter agreement, or the application of such provision to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this letter agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Please confirm that the foregoing correctly states the understanding between the undersigned and you by signing and returning to a counterpart hereof.

Very truly yours,

STOCKHOLDER

By:
Name:

Accepted and agreed as of the date set forth above.

FBR & CO.

By:
Name:
Title:

Appendix D

Berkshire Capital Securities LLC

535 Madison Avenue, 19th Floor | New York, New York 10022

Tel: (212) 207-1000 | Fax: (212) 207-1019

www.berkcap.com

February 17, 2017

Board of Directors

FBR & Co.

1300 North 17th Street

Suite 1400

Arlington, Virginia 22209

Ladies and Gentlemen:

We understand that FBR & Co., a Virginia corporation (“FBR”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with B. Riley Financial, Inc., a Delaware corporation (“B. Riley”). The Agreement provides, among other things, that FBR will merge with and into B. Riley (or a subsidiary of B. Riley) (the “Merger”) with B. Riley (or its subsidiary) as the surviving corporation, and each outstanding share of the common stock, par value $0.001 per share, of FBR (“FBR Common Stock”) immediately prior to the Effective Time (as defined in the Agreement) will be converted into the right to receive a fraction of a share of the common stock, par value $0.0001 per share, of B. Riley (“B. Riley Common Stock”) equal to a fixed exchange ratio (the “Exchange Ratio”) (such fraction of a share of B. Riley Common Stock issuable pursuant to the Exchange Ratio, the “Stock Consideration”). We have assumed, with the approval of management of FBR, that the Exchange Ratio will be 0.672. The Agreement also provides that the board of directors of FBR may declare and cause FBR to pay a Pre-Closing Dividend (as defined in the Agreement) to holders of FBR Common Stock provided that immediately following the Pre-Closing Dividend FBR shall have the Minimum Cash Amount (as defined in the Agreement) (the amount of such Pre-Closing Dividend per FBR share being the Per Share Pre-Closing Dividend (as defined in the Agreement) and, together with the Stock Consideration, the “Transaction Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have asked that Berkshire Capital Securities LLC (“Berkshire”) render an opinion as to the fairness, from a financial point of view, to the holders of FBR Common Stock (other than FBR, B. Riley and their respective direct and indirect, wholly-owned subsidiaries) of the Transaction Consideration to be received by such holders pursuant to the Agreement, as of the date hereof (the “Opinion”).

In arriving at the Opinion, we have, among other things:

(i)	Reviewed the draft of the Agreement dated February 16, 2017;

(ii)	Reviewed certain publicly available business and financial information relating to FBR and B. Riley;

(iii)	Reviewed certain internal financial and operating information with respect to the past and current business, operations, financial condition and prospects of FBR furnished to or discussed with us by the management of FBR, including certain financial forecasts relating to FBR prepared by the management of FBR (such forecasts, the “FBR Forecasts”);

(iv)	Reviewed certain internal financial and operating information with respect to the past and current business, operations, financial condition and prospects of B. Riley furnished to or discussed with us by the management of B. Riley, including certain financial forecasts relating to B. Riley prepared by the management of B. Riley (such forecasts, the “B. Riley Forecasts”);

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(v)	Reviewed the pro forma impact of the Merger on the forecasted earnings per share of B. Riley based on the B. Riley Forecasts, the FBR Forecasts and certain estimated cost savings provided by management of FBR (the “Cost Savings”);

(vi)	Reviewed the reported price and trading activity of FBR Common Stock and B. Riley Common Stock;

(vii)	Compared FBR’s and B. Riley’s results of operations, financial condition and historical information regarding the trading and price of FBR Common Stock and B. Riley Common Stock with those of selected publicly-traded securities companies that we deemed relevant;

(viii)	Compared the Transaction Consideration with the current market valuations of the common stock of selected publicly-traded securities companies that we deemed to be relevant;

(ix)	Compared the Transaction Consideration with the financial terms of certain acquisitions of securities companies that we deemed relevant; and

(x)	Performed such other financial studies, analyses and investigations, and considered such other factors, as we deemed appropriate.

In preparing our Opinion, with your consent, we have not assumed any responsibility for independent verification of, and have not verified, any of the foregoing information. We have, with your consent, assumed and relied upon the accuracy and completeness, in all material respects, of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by us. We have not been requested to make, and have not made, an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of FBR or B. Riley or any of their respective affiliates, and we have not been furnished with any such evaluation or appraisal, nor have we made any physical inspection of the properties or assets of FBR or B. Riley. Further, we have assumed, with your consent, that all of the information prepared by the managements of FBR and B. Riley provided to us for purposes of this Opinion, including the FBR Forecasts, the B. Riley Forecasts and the Cost Savings, was prepared on a reasonable basis reflecting the best currently available estimates and judgments of the respective managements of FBR and B. Riley as to the expected future financial performance of FBR and B. Riley. Berkshire expresses no opinion with respect to such forecasts or projections or the assumptions upon which they are based. We have assumed that FBR and B. Riley will realize the benefits that each expects to realize from the Merger.

We have not undertaken any independent legal analysis of the Merger, any related transactions, the Agreement, the transactions contemplated thereby (the “Transactions”) or any legal or regulatory proceedings pending or threatened related to FBR or B. Riley. We have not been asked to, and do not, express any opinion as to the after-tax consequences of receipt of the Transaction Consideration to the holders of FBR Common Stock. No opinion, counsel or interpretation is intended regarding matters that require legal, regulatory, accounting, tax, executive compensation or other similar professional advice. It is assumed that such opinions, counsel, interpretations or advice have been or will be obtained from the appropriate professional advisers. We have also assumed that the executed Agreement will conform in all material respects to the draft Agreement reviewed by us, and that the Merger and the Pre-Closing Dividend will be consummated on the terms described in the draft Agreement, without any material delay or waiver of any material terms or conditions by FBR. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on FBR or B. Riley or on the expected benefits of the Merger in any way meaningful to our analysis. The issuance of this Opinion was approved by our Fairness Opinion committee in accordance with our customary practice.

Our Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We assume no responsibility for

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updating, revising or reaffirming this Opinion based on circumstances, developments or events occurring after the date hereof. Furthermore, we do not express any opinion as to the impact of the Merger on the solvency or viability of FBR or B. Riley or the ability of FBR or B. Riley to fund their respective obligations when they come due.

Berkshire, as part of its investment banking business, is regularly engaged in the business of providing financial advisory services in connection with mergers and acquisitions. Berkshire was engaged to act as exclusive financial advisor to FBR with respect to consideration of the Merger and to render an opinion as to the fairness, from a financial point of view, of the Transaction Consideration to be received by the holders of FBR Common Stock. On October 1, 2016, FBR engaged Berkshire as its exclusive strategic and financial advisor with regard to potential acquisitions or a potential business combination. We have previously provided financial advisory services to FBR in connection with an acquisition transaction by FBR that was announced in July 2015, and we received a fee for the services provided in connection with that transaction.

With regard to the delivery of this Opinion, we will receive a fee for our services that is not contingent upon consummation of the Merger or the Transactions, a portion of which was payable upon our rendering this Opinion. Should the Merger be consummated, we also will receive a success fee. If the Agreement is terminated after its execution and prior to consummation of the Merger, and FBR receives a break-up fee as a result of such termination, then we will receive a fee. FBR has also agreed to reimburse us for reasonable and documented out-of-pocket expenses and to indemnify us against certain liabilities that may arise out of this assignment, including the rendering of this Opinion.

Our Opinion does not address or make any recommendation as to the merits of the underlying decision by FBR to engage in the Transactions or the relative merits of the Transactions as compared to other business strategies that might be available to FBR. Berkshire expresses no opinion as to whether any alternative transaction may result in terms and conditions more favorable to FBR or its stockholders than those contemplated by the Transactions. In addition, our Opinion does not in any manner address the prices at which B. Riley Common Stock will trade following consummation of the Merger or the prices at which FBR Common Stock and B. Riley Common Stock will trade at any time and Berkshire expresses no opinion or recommendation as to how the shareholders of FBR should vote or act with respect to the Merger. We are not expressing any opinion regarding the fairness of the amount or nature of any compensation to any of FBR’s officers, directors or employees, or any class of such persons, relative to the Transaction Consideration to be received by the holders of FBR Common Stock. We express no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of FBR.

This Opinion is for the use and benefit of the Board of Directors of FBR and is rendered to the Board of Directors in connection with its consideration of the Merger. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted or referred to at any time or in any manner, in whole or in part, without our written consent; provided, however, that this letter may be included in its entirety in any registration statement, report, proxy statement or other filing made by FBR with the SEC, or in any such documents or similar documents disseminated to stockholders of FBR in accordance with applicable securities law, including, without limitation, the rules of the SEC, and may be referred to in such filings or documents as being included therein.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the holders of FBR Common Stock (other than FBR, B. Riley and their respective direct and indirect, wholly-owned subsidiaries).

Very truly yours,

BERKSHIRE CAPITAL SECURITIES LLC

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